

CORFICOLOMBIANA S.A.

Nit 890.300.653-6


SEC MAIL PROCESSING
RECEIVED
JUN 08 2006
WASH, D.C.
213
SECTION

82-34437

SUPPL

Cali, May 25, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under Rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Copy of Company's 2005 Annual Report, audited by the firm Deloitte Colombia Ltda.

2. Spanish and English version of the **Minute No. 017** of the General Assembly Meeting of Preferred Stockholders, to be held on March 06, 2006.

3. Spanish and English version of the **Minute No. 061** of the General Assembly Meeting of Common Shareholders, to be held on March 07, 2006.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



Amalia Correa Young
Vicepresident


PROCESSED
JUN 12 2006
FINANCIAL

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

Cali, May 25, 2006


SEC MAIL PROCESSING
RECEIVED
JUN 0 8 2006
WASH, D.C.
213
SECTION

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under Rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Copy of Company's 2005 Annual Report, audited by the firm Deloitte Colombia Ltda.

2. Spanish and English version of the **Minute No. 017** of the General Assembly Meeting of Preferred Stockholders, to be held on March 06, 2006.

3. Spanish and English version of the **Minute No. 061** of the General Assembly Meeting of Common Shareholders, to be held on March 07, 2006.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana


SEC MAIL PROCESSING
RECEIVED
JUN 0 5 2006
WASH, D.C.
213
SECTION

RIDER 1

Copy of Company's 2005 Annual Report, audited by the firm Deloitte Colombia Ltda.

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com


FILE No. 823437

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana


SEC MAIL PROCESSING
RECEIVED
JUN 0 8 2006
WASH. D.C. 213 SECTION

RIDER 2

Spanish and English version of the **Minute No. 017** of the General Assembly Meeting of Preferred Stockholders, to be held on March 06, 2006.

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com


CORFIVALLE

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

MINUTE No. 017

In the city of Bogota, D.C., Colombia, on March 6th, 2006, at 2:30 p.m.., a General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of Corporacion Financiera Colombiana S.A. was held at Santa Fe de Bogota Room of Jimenez de Quesada Convention Center, with previous notice of meeting, pursuant to Article 31 of the By-Laws, through an announcement published on La Republica newspaper , issue number 17.401 of February 10th , 2006.

The text of the published announcement was the following:

THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.
IS HEREBY CALLING:

To the General General Assembly Meeting of Non.Voting Preferred Dividend Stockholders to be held on March 6, 2006, at 2:30 p.m. at Calle 26A No.13A-10, Santafe de Bogota Room, in the city of Bogota.

He is also calling the Common Shareholders and the Non.Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders to be held on March 7th, 2006, at 9:00 a.m., at Calle 26A No 13A-10, Santafe de Bogota Room, in the city of Bogota.

The shareholders who may not personally attend the Meetings, are kindly requested to appoint their proxies to represent them, by sending a written communication to the President of the Corporation, indicating the proxy´s name, the individual to whom he may substitute his power, and the kind of shares represented.

The documents required by the Law are available to the Shareholders at the Corporation´s General Secretary´s office.

PEDRO NEL OSPINA SANTA MARÍA
President

Bogotá D.C., February 10th, 2006

1. QUORUM VERIFICATION

The President asked the Secretary to inform about the number of shares attending the meeting or duly represented. The Secretary said that 2.983.643 Non-Voting Preferred Dividend Shares were present out of the 9.298.994 shares issued by CFC in this type of shares, accounting for 32.08565%, as follows:

Shareholder	No. of Shares	Proxy	Acting As
Fondo de Cesantías Porvenir	229.712	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Obligatorias Porvenir	1.553.503	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Voluntarias Porvenir	704.909	Daniel Cortés Mc Allister	Rep. Legal
Fernando Suarez Arana	1.359	Fernando Suárez Arana	Propietario
Jacinto Luna Molina	3.923	Jacinto Luna Molina	Propietario
Fondo de Cesantías Protección	372.880	Elkin Botero Heron	Apoderado
Fondo de Pensiones Obligatorias Protección	33.272	Elkin Botero Heron	Apoderado
Fondo de Pensiones Protección	45.864	Elkin Botero Heron	Apoderado
Capitalizadota Bolivar S.A.	38.221	Carlos Castro Leal	Apoderado
TOTAL	**2.983.643**		

2. CONSIDERATION OF THE ORDER OF THE DAY

All the shares attending the meeting approved the order of the day.

ORDER OF THE DAY

1. Quorum verification
2. Consideration of the order of the day

3. Common General Assembly Meeting - Attendance, Voting right

4. Appointment of a Commission to study Minute of today´s assembly meeting on behalf of the Non-Voting Preferred Dividend Shareholders.

3. COMMON GENERAL ASSEMBLY - ATTENDANCE, VOTING RIGHT

Mr. Ospina reminded the shareholders that as it Was decided on the Assembly Meeting of Non-Voting Preferred Dividend shareholders of 2003, the holders of this type of shares may directly exercise their voting right at the General Assembly Meeting of Common Shareholders to be held tomorrow. Also, he advised on the subject to be treated at the Common General Assembly Meeting to be held on next day March 7th.

The profit distribution project that was submitted by the management to the Financial Superintendency, and that will be submitted to the General Assembly tomorrow, contemplates that CFC´s 2005 shall be destined as follows:

- To pay the accumulated dividends per share pending to be paid on the non-voting preferred dividend shares, amounting to Col.Ps 1.254,47 of 2002 for Col.Ps 356.56, 2003 for Col.ps 436.94, and Col.Ps 460.97 for 2004, to be paid on March 15th, 2006.

- For a cash dividend of Col.Ps 555.94 per common share and preferred share paid as of December 31st, 2005; this dividend shall also be paid on March 15th, 2006.

4. APPOINTMENT OF A COMMISSION TO STUDY ON BEHALF OF THE GENErAL ASSEMBLY MEETING OF NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS, THE MINUTE OF THE MEETING HELD ON MARCH 6TH, 2006.

The General Assembly Meeting of Common Shareholders unanimously approved the following proposal.

PROPOSAL No. 01

The General Assembly Meeting of Non-Voting Preferred Dividend Shareholders with the faculties conferred on article 36 of the By-Laws,

RESOLVES:

To appoint a commision made up by Mr. Daniel Cortés Mc Allister and Elkin Botero Herón to study and approve Minute of today´s meeting March 6th, 2006, on behalf of the General Assembly of Non-Voting Preferred Dividend shareholders.

As there were no other subjects to be treated, the Shareholders are thanked for their attendance and the meeting is finished.

At 3:10 p.m. and as there were no other subjects to be treated, the meeting was adjourned.

THE PRESIDENT

(Signed.)
PEDRO NEL OSPINA SANTAMARÍA

THE SECRETARY

(Signed.)
FERNÁN BEJARANO ARÍAS

Approving Commission.

(Signed.)
DANIEL CORTÉS MC ALLISTER

(Signed.)
ELKIN BOTERO HERÓN

ACTA No. 017

En la ciudad de Bogotá, a los seis (6) días del mes de marzo del año dos mil seis (2006), siendo las 2:30 p.m., se reunió en el Salón Santa Fe de Bogotá del Centro de Convenciones Gonzalo Jiménez de Quesada la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera Colombiana S.A., previa convocatoria realizada en cumplimiento del ordenamiento del artículo 31 de los estatutos sociales, por medio de aviso publicado en el Diario La República, edición No. 17.401, del viernes diez (10) de febrero de 2006.

El texto del aviso de convocatoria publicado fue el siguiente:

**"EL PRESIDENTE DE LA
CORPORACION FINANCIERA COLOMBIANA S.A.
CONVOCA:**

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 6 de marzo de 2006 a las 2:30 p.m., en la Calle 26A No. 13A-10, Salón Santa Fe de Bogotá de la ciudad de Bogotá.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 7 de marzo de 2006, a partir de las 9:00 a.m., en la Calle 26A No. 13A-10, Salón Santa Fe de Bogotá de la ciudad de Bogotá.

Los Señores Accionistas que no concurran personalmente a las Asambleas, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario General de la Corporación.

PEDRO NEL OSPINA SANTAMARIA
Presidente

Bogotá D.C., 10 de febrero de 2006."


NOTARIA PRIMERA ENCARGADA
CIRCULO DE CALI
CERTIFICO
ORIGINAL DEL
LA VISTA PARA
CALI,
JUN 2006

1. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste indicó que se encontraban 2.983.643 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones que tiene emitidas la Corporación en esta clase de acciones, lo que representa el 32.08565%, así:

Accionista	No. Acciones	Representada	Calidad
Fondo de Cesantías Porvenir	229.712	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Obligatorias Porvenir	1.553.503	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Voluntarias Porvenir	704.909	Daniel Cortés Mc Allister	Rep. Legal
Fernando Suarez Arana	1.359	Fernando Suarez Arana	Propietario
Jacinto Luna Molina	3.923	Jacinto Luna Molina	Propietario
Fondo de Cesantías Protección	372.880	Elkin Botero Heron	Apoderado
Fondo de Pensiones Obligatorias Protección	33.272	Elkin Botero Heron	Apoderado
Fondo de Pensiones Protección	45.864	Elkin Botero Heron	Apoderado
Capitalizadota Bolivar S.A.	38.221	Carlos Castro Leal	Apoderado
TOTAL	**2.983.643**		

2. CONSIDERACION DEL ORDEN DEL DIA

Aprobaron el orden del día la totalidad de las acciones presentes en la reunión.


COMO NOTARIA PRIMERA ENCARGADA
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE
CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA
CALI
JUN 2006
ALBA NOHEMY
NOTARIA PRIMERA

ORDEN DEL DIA

1. Verificación del quórum
2. Consideración del orden del día
3. Asamblea General Ordinaria - Asistencia, Derecho a Voto
4. Designación de la comisión que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie el Acta correspondiente a la reunión de la Asamblea celebrada hoy 6 de marzo de 2006.

3. ASAMBLEA GENERAL ORDINARIA - ASISTENCIA, DERECHO A VOTO

El Doctor Ospina recordó a los accionistas que tal como lo habían decidido en la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto del año 2003, los titulares de esta clase de acciones pueden ejercer directamente los derechos de voto que les corresponde en la Asamblea General Ordinaria que se llevará a cabo el día de mañana. Así mismo informó sobre los temas que se tratarán en la Asamblea Ordinaria que se celebrará el día de mañana 7 de marzo.

El proyecto de distribución de utilidades que fue remitido por la administración a la Superintendencia Financiera, y que se presentará a asamblea general el día de mañana, contempla que los dividendos de la corporación correspondientes al ejercicio del año 2005 se destinen:

- A cancelar los dividendos acumulados por acción que tienen pendientes por pagar a las acciones con dividendo preferencial y sin derecho a voto, para un total de $1.254,47 de los ejercicios del año 2002 por $356.56, del año 2003 por $436.94, y $ 460.97 del año 2004, para ser pagados el día 15 de marzo de 2006.

- Para un dividendo en efectivo de $555.94 por cada acción ordinaria y preferencial pagadas a 31 de diciembre de 2005, este dividendo se pagará igualmente el 15 de marzo de 2006.

4. DESIGNACIÓN DE LA COMISIÓN QUE A NOMBRE DE LA ASAMBLEA GENERAL DE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO ESTUDIE EL ACTA CORRESPONDIENTE A LA REUNIÓN DE LA ASAMBLEA CELEBRADA HOY 6 DE MARZO DE 2006.



CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

La Asamblea General de Accionistas aprobó por unanimidad de las acciones presentes en la reunión la siguiente proposición.

PROPOSICION No. 01

La Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto en uso de las facultades que le confiere el artículo 36 de los Estatutos Sociales,

RESUELVE:

Designase una comisión integrada por los Doctores Daniel Cortés Mc Allister y Elkin Botero Herón para que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie y apruebe el Acta correspondiente a la reunión de hoy 6 de marzo de 2006.

No habiendo más asuntos que tratar, agradece a los Accionistas su presencia en la Asamblea y la declara concluida.

Siendo las 3:10 p.m. y no habiendo más asuntos que tratar se levantó la sesión.

EL PRESIDENTE	**EL SECRETARIO**
(Fdo.)	**(Fdo.)**
PEDRO NEL OSPINA SANTAMARÍA	**FERNÁN BEJARANO ARÍAS**

Comisión Aprobación.

(Fdo.)	**(Fdo.)**
DANIEL CORTÉS MC ALLISTER	**ELKIN BOTERO HERÓN**


COMO NOTARIA PRIMERA ENCARGADA
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE
CORRESPONDE AL
ORIGINAL DEL DOCU
HE TENIDO A
LA VISTA PARA LA CONFRONTACION.
CALI,

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com – www.corfivalle.com


CORFIVALLE
Una marca Corficolombiana


SEC MAIL PROCESSING
RECEIVED
JUN 0 8 2006
WASH. D.C. 213 SECTION

RIDER 3

Spanish and English version of the **Minute No. 061** of the General Assembly Meeting of Common Shareholders, to be held on March 07, 2006.

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

MINUTE No. 061

In the city of Bogota, D.C., Colombia, on March 7th, 2006, at 9:00 a.m.., a General Assembly Meeting of Common Shareholders of Corporacion Financiera Colombiana S.A. was held at Santa Fe de Bogota Room of Jimenez de Quesada Convention Center, with previous notice of meeting, pursuant to Article 31 of the By-Laws, through an announcement published on La Republica newspaper , issue number 17.401 of February 10th , 2006.

The text of the published announcement was the following:

THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.
IS HEREBY CALLING:

To the General General Assembly Meeting of Non.Voting Preferred Dividend Stockholders to be held on March 6, 2006, at 2:30 p.m. at Calle 26A No.13A-10, Santafe de Bogota Room, in the city of Bogota.

He is also calling the Common Shareholders and the Non.Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders to be held on March 7th, 2006, at 9:00 a.m., at Calle 26A No 13A-10, Santafe de Bogota Room, in the city of Bogota.

The shareholders who may not personnally attend the Meetings, are kindly requested to appoint their proxies to represent them, by sending a written communication to the President of the Corporation, indicating the proxy´s name, the individual to whom he may substitute his power, and the kind of shares represented.

The documents required by the Law are available to the Shareholders at the Corporation´s General Secretary´s office.

PEDRO NEL OSPINA SANTA MARÍA
President

Bogotá D.C., February 10th, 2006

The meeting was presided over by **PEDRO NEL OSPINA SANTA MARÍA**, and Mr. **FERNAN IGNACIO BEJARANO ARIAS**, acted as Secretary, pursuant to the by-laws.

The Secretary reported the following:

(i) A notice of the meeting was sent to Financial Superintendency through communication recorded under No. 2006006869, dated February 10th, 2006. .

(ii) All the legal documents required to exercise the inspection right were available to the shareholders within the legal period, at CFC´s General Secretary´s office.

(iii) Pursuant to the regulations and observing precise instructions of the Board of Directors, as stated on minute number (see Board minute 1565), resolution 116 of February 27th, 2002 from Superintendencia de Valores was met. This relates to the transparency, independence and fairness to be observed by the legal representatives and officials of the entity, on the notice of the meeting and on development of the shareholders general assembly.

1. QUORUM VERIFICATION

The Secretary reported that 113,801,291 common shares out of the 137,000,767 CFC´s subscribed and paid shares of this kind, and 3,833,110 Non-Voting Preferred Dividend shares out of the 9,298,994 CFC´s subscribed and paid in shares of this kind were present or duly represented, accounting for 83.0698% and 41.2207%, of each one of the shares subscribed and paid in, respectively; making a total of 117,634,401 subscribed and paid in shares, accounting for 80.4097% of the total outstanding shares, as follows:

Shareholder	No. of Shares	Proxy	Acting As
Amalfi S.A.	6.954.584	Mario Scarpetta Gnecco	Rep. Legal
Banco de Bogotá S.A.	54.499.018	Nestor Pupo Ballestas	Apoderado
Banco de Occidente S.A.	19.456.286	Cesar Reyes Acevedo	Apoderado
Banco Popular S.A.	8.013.283	Jacinto Luna Molina.	Apoderado
Consuelo Scarpetta Gnecco	20.650	Jacinto Luna Molina.	Apoderado
Corex S.A.	178.066	Rafael Ordoñez Lombana	Rep. Legal
Fondo de Cesantías Porvenir	3.246.403	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Obligatorias Porvenir	2.737.535	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Voluntarias Porvenir	3.223.302	Daniel Cortés Mc Allister	Rep. Legal
Gloria Scarpetta de Piedrahita	646.822	Jacinto Luna Molina	Apoderado
Lilly Scarpetta Gnecco	646.984	Jacinto Luna Molina	Apoderado
Mario Scarpetta Gnecco	653.586	Mario Scarpetta Gnecco	Propietario
Nación Ministerio de Hacienda y Crédito Público	1.811.539	Nubia Spitia Peñuela	Apoderada
Guillermo Moreno Jaramillo	110.816	Guillermo Moreno Jaramillo	Propietario
Gloria Lucy Urrea	579	Luis Felipe Jiménez	Apoderado

Eduardo Vásquez González	450	Luis Francisco Carvajal A.	Apoderado
Fondo de Cesantías Protección	343.592	Yovany Roa Pascuali	Apoderado
Fondo de Pensiones Protección	523.328	Yovany Roa Pascuali	Apoderado
Fondo de Pensiones Obligatorias Protección	5.067.774	Yovany Roa Pascuali	Apoderado
Rafael Niño Reyes	31.300	Rafael Niño Reyes	Propietario
Fondo de Cesantías Colfondos	728.065	Adriana Moreno Peñaloza	Apoderada
Fondo de Pensiones Obligatorias Colfondos	3.375.282	Adriana Moreno Peñaloza	Apoderada
Fondo de Pensiones Voluntarias Class Inversión de Colfondos	272.674	Adriana Moreno Peñaloza	Apoderada
Dos OA Limitada	27.175	Claudia Rendon Gamboa	Rep. Legal
Dos OA Activos S.A.	5.000	Jairo Rendón Cano	Rep. Legal
Corporación Autónoma de Occidente	190.314	Diego Smith	Apoderado
A. Lloreda Z y Cia En C	24.650	Armando Lloreda Zamorano	Rep. Legal
Fondo de Valores Sureñita Acciones	1.012.234	Felipe Peláez Restrepo	Apoderado
Total	**113.801.291**		

Non-Voting Preferred Dividend Shares

Shareholder	No. of Shares	Proxy	Acting As
Fondo de Cesantías Porvenir	229.712	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Voluntarias Porvenir	704.909	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Obligatorias Porvenir	1.553.503	Daniel Cortés Mc Allister	Rep. Legal
Guillermo Moreno Jaramillo	152.000	Guillermo Moreno Jaramillo	Propietario
Jacinto Luna Molina	3.923	Jacinto Luna Molina	Propietario
Daniel Cortés Mc Allister	1.277	Daniel Cortés Mc Allister	Propietario
Fondo de Cesantías Protección	372.880	Yovany Roa Pascuali	Apoderado

Fondo de Pensiones Obligatorias Protección	33.272	Yovany Roa Pascuali	Apoderado
Fondo de Pensiones Protección	45.864	Yovany Roa Pascuali	Apoderado
Fondo de Pensiones Obligatorias Colfondos	675.058	Adriana Moreno Peñaloza	Apoderada
Fondo de Pensiones Voluntarias Class Inversión de Colfondos	22.491	Adriana Moreno Peñaloza	Apoderada
Capitalizadora Bolivar S.A.	38.221	Carlos Castro Leal	Apoderado
Total	**3.833.110**		

Therefore, there is sufficient quorum to deliberate and make decisions. Mr. Oscar Dario Morales, CFC´s Statutory Auditor and the Members of the Board of Directors, Mr. Mario Scarpetta Gnecco, Mr. Jorge Hernan Rincon and Mr. Santiago Madriñan de La Torre were also present at the meeting.

2. READING AND APPROVAL OF THE ORDER OF THE DAY

The President submitted to the consideration of the Assembly the following order of the day, which was unanimously approved by the attendants:

1. Quorum verification
2. Reading and approval of the order of the day
3. Appointment of a commission to approve the minute.
4. Management Report and Financial Statements as of December 31, 2005, Statutory Auditor´s report and Approval.

    4.1. Management Report of the Board of Directors and the Shareholders General Assembly Meeting´s President from January 1st to December 31st, 2005..

    4.2. Reading of the Individual and Consolidated General Purpose Balances as of December 31st, 2005, and the related Profit and Loss Statements.

    4.2.1. Reading of 31st December 2005 Balance reports and Profit and Loss Reports prepared by the Statutory Auditor.

    4.2.2. Reading of annex containing the information required on Article 446 of the Commerce Code paragraph 3rd.

    4.2.3. Reading of information required by Circular Letter 007, 1996, of the Bank Superintendency.

4.2.4. Consideration by the Assembly about the Individual and Consolidated General Purpose Balances as of December 31st, 2005 and the related Profit and Loss Statement.

5. Profit distribution project.
6. By-laws modification.
7. Election of the Board of Directors for the March 2006 – March 2007 period.
8. Election of the Statutory Auditor for the march 2006 – March 2007 period.
9. Proposals and miscellaneous.

3. APPOINTMENT OF A COMMISSION TO APPROVE THE MINUTE.

PROPOSAL No. 1

CFC´s General Assembly Meeting of Common Shareholders, with the faculties conferred on Article 36 of the By-Laws,

RESOLVES:

To appoint Mr. NESTOR PUPO BALLESTAS and Mr. CESAR REYES ACEVEDO to approve this minute on behalf of CFC´s Shareholders General Assembly Meeting, held on Mach 7th, 2006.

This proposal was unanimously approved by all the attendants.

4. MANAGEMENT REPORT, FINANCIAL STATEMENTS AS OF DECEMBER 31ST, 2005, STATUTORY AUDITOR´S REPORT AND APPROVAL.

4.1. BOARD OF DIRECTORS AND PRESIDENT´S REPORT TO THE ASSEMBLY OF THE JANUARY 1ST AND DECEMBER 31ST, 2005 PERIOD.

Mr. Ospina requested the Secretary of the meeting to proceed with the reading of the following Board of Directors and the President´s report:

MANAGEMENT REPORT

We are submitting to the consideration of the shareholders Corporación Financiera Colombiana S.A. management report of 2005. This report contains a brief of the main economic facts that affected CFC´s activity, as well as the analysis of the results obtained.

ECONOMIC SCENARIO

Economic Context

In 2005, the main macroeconomic variables showed an ongoing positive performance, due to the participant's confidence on the government economic policy and the positive conditions found by investors in the emerging markets.

The internal debt for external debt substitution operations contributed to reduce the Nation's external debt, from 41.5% of total public debt down to 35.2%1. This fact, added to a 14.8%2 increase in tax collections, among others, has improved public finances. This is reflected in a 1.1% surplus of the Consolidated Public Sector during the first nine months of the year. Therefore, total figures of 2005 are expected to reflect a consolidated deficit below the 1.6% goal.

As of November 2005, unemployment rate in the 13 main cities of the country was 12.1%, lower than the 13.9% recorded in 2004. This shows higher use of labor by the productive sector.


Unemployment
(13 main cities and Natio's total)
13 main cities
Nation's total
12.1%
10.2%
(%)
19
18
17
16
15
14
13
12
11
10
9
Feb-03
May-03
Ago-03
Nov-03
Feb-04
May-04
Ago-04
Nov-04
Feb-05
May-05
Ago-05
Nov-05

Source: DANE

In 2005 inflation continued showing a decreasing trend. This behavior derives from the exchange rate revaluation, resulting in a reduction of imported input costs, as well as of transactable goods, reducing the pressure over production prices, along with consumer prices. By year end 2005, consumer inflation was 4.85%, lower than the 5.5% in 2005, a figure that allowed Banco de la Republica (Central Bank) meet its goal.

The absence of inflation pressures, as well as the need to attenuate the Colombian peso revaluation with respect to the dollar, allowed Banco de la Republica to provide ample liquidity to the economy. In 2005, Banco de la Republica reduced its reference interest rate by 50 basic points to 6.0%. In addition, the Central Bank purchased Ps. 4,658.4 million dollars in the exchange market, out of which 3,250 million were sold to the Government. The ample liquidity supply allowed the CD rate (DTF) to maintain a low level, ending 2005 with a 6.31% level with respect to 7.71% by the end of the previous year. Similarly, the real DTF decreased from 2.16% in December 2004, to 1.39% by year end 2005.

[1] Information available as of September 2005
[2] Information available as of September 2005


DTF deposit rate E.A. and Real DTF
Over CPI
Real DTF rate over CPI
DTF
Real DTF over CIP
DTF E.A.
1.39%
6.31%
8.0%
7.5%
7.0%
6.5%
6.0%
2.5%
2.3%
0.5%
05-Dic-04
02-Ene-05
30-Ene-05
27-Feb-05
27-Mar-05
24-Abr-05
22-May-05
19-Jun-05
17-Jul-05
14-Ago-05
11-Sep-05
09-Oct-05
06-Nov-05
04-Dic-05
01-Ene-06

Source: Banco de la Republica (Central Bank)

Colombian internal GNP showed a 5.1% increase during the first nine months of the year[3] with respect to the same period in 2004, and 5.57% during the third quarter of the year. The productive sectors that showed the highest growth during the January – September period were: Financial intermediation services indirectly measured (11.79%), construction (11.54%) and commerce, repair, restaurants and hotels (9.27%). On the other hand, consumption, which accounts for approximately 70% of the GNP growth, showed a 5.24% increase during the third quarter of the year.


Quarter GNP annual variation
(actual growth)
percentage
5.75%
9.0
7.0
5.0
3.0
1.0
-1.0
-3.0
-5.0
-7.0
-9.0

Source: DANE

[3] Last available figure

The revaluating trend continued throughout 2005, in spite of the Central Bank's intervention. By year end 2005, the exchange rate was Ps. 2,284.22, accounting for a par revaluation of 4.42% per year, below the 13.98% shown in 2004.

The revaluation was due to a high dollar supply, resulting from higher flows of direct foreign investment, remittance increase, and official capital net reimbursement growth.

By 2005, as well as 2004, the dollar devaluation was common place regionally due to the increasing flows of capital investments in face of the increasing growth of the regional economic performance. This reflected on the Emerging Market Bonds Index (4) that closed with 283 units, lower than the 420 units by year end 2004.

Par devaluation	P. Chile	P. Colombia	P. México	Real	Nuevo Sol
2005	-8.61%	-4.42%	-5.32%	-12.59%	4.14%
2004	-6.30%	-13.98%	-0.85%	-8.16%	-5.31%
2003	-17.64%	-2.35%	8.24%	-18.39%	-1.20%

Source: Reuters –Corfivalle calculations.

Financial System

From January to November 2005, the assets of the financial entities increased by 12.96%, to Ps.129.83 billion pesos by the end of November. These figures are the result of a 14.14% increase in the investment item and 14.87% in the total system loan portfolio.

The positive evolution of the economic activity and the labor market, as well as low interest rates which led to lower indebtedness costs, boosted loan portfolio increase. By year end 2005, the microcredit portfolio showed a 50.3% increase, while the commercial and consumption portfolio increased by 7.5% and 38.4%, respectively. On the other hand, the mortgage portfolio decreased by 2.9%.

The growth of the financial sector was supported on the writing-off of its balances, which reflected on an improvement of the Portfolio Quality Indicator5, at 3.09%, minimum level since 1995, and an increase of the coverage indicator6, that reached 137.96% in November.

On the other hand, as of November 2005, the liabilities of the financial entities increased by 12.44% with respect to the end of 2004. The above was mainly encouraged by the 32.3% increase of the savings account balance, followed by a 16.4% increase of the current account balance.

[4] Emerging Markets Bond Index, JP Morgan, www.morganmarkets.com.
[5] Quality Indicator = Uncollected accounts / Gross loan portfolio
[6] Coverage indicator = Provisions / Uncolletected accounts


Liability balance of the Financial System
(excluding IOE and cooperatives)
(excluyendo IOE y cooperativas)
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
May-98
Nov-98
May-99
Nov-99
May-00
Nov-00
May-01
Nov-01
May-02
Nov-02
May-03
Nov-03
May-04
Nov-04
May-05
Nov-05
CUENTA CORRIENTE
AHORRO
CDT

In conclusion, in 2005 the growth of the financial system was consolidated. This situation is evidenced by the following issues: (i) increase of the system´s assets, boosted by the investment growth, (ii) improvement of quality indicators and portfolio coverage, and (iii) increase of the system´s loan portfolio.

CFC´S MAIN FIGURES

On December 30, 2005, the perfectioning of the merging process that was under way since March 2005, between Corporación Financiera del Valle S.A. (absorbing entity) and Corporacion Financiera Colombiana (absorbed entity) was completed, as consigned on public deed number 12.364, Notary´s office 18 of Bogota. The new Corporation becomes a leading entity in the financial system, with Ps. 4,973,066 million in assets, Ps. 1,519,318 million in equity and Ps. 223,083 million in profits.

Equity and Solvency Ratio

As of December 2005, CFC´s equity totaled Ps. 1,519,318 million, the third within the total of the financial system after Banco de Bogota and Bancolombia.

The solvency ratio by year end 2005 was 17.36%. By 2004, Corficolombiana recorded a 16.65% indicator and Corfivalle a 14.06% indicator. This means that the new entity has high equity capacity which guarantees the necessary soundness to continue its expansion in this new process.

Cash Flows

By December 2005, the merged entity showed a net profit of Ps. 223,083 million, higher by Ps. 145,000 million, compared to the amount of the net results of both Corporations in 2004.

In 2005, CFC's businesses showed an outstanding performance. Investment valuation, both in fixed income and variable income, profits from treasury operations, dividends from investments, profit from selling investments, recovery of unproductive assets, and improvement of interest margins were positive results obtained by the entity by year end.

NET PROFIT
Figures in million pesos


220,000
170,000
120,000
70,000
20,000
-30,000
6,030
(8,799)
46,644
31,170
223,083
Dic-03
Dic-04
Fusionada
CFC
CFV

As of December 2005, the net operational result was Ps. 186,693 million, a figure dramatically higher than the one in 2004 obtained by both entities.

NET OPERATIONAL RESULT
Figures in million pesos


200,000
150,000
100,000
50,000
0
-50,000
424
(433)
22,413
35,963
186,693
Dic-03
Dic-04
Fusionada
CFC
CFV

The investment business features dividends that total Ps. 89,201 million. In addition, marketable investment resulted in a valuation of 75,608 million. Profit from sold shares totaled Ps. 35,152 million.

Treasury income significantly contributed with CFC´s results. Such income comprises the valuation of investments in debt securities and forwards, as well as profits from securities and purchase and sale of foreign currency.

In turn, the investment bank business showed an income from commissions of Ps. 6,816 million.

On the other hand, administrative overheads reached Ps. 63,788 million. This value is consistent with the merging process carried out during 2005 which required both entities to incur in additional expenses to complete successfully such process.

In 2005, a significant reduction of unproductive assets occurred, due to the recovery of provisions and profits from selling assets, reflected in a higher income for CFC. As of December 2005, the net result of portfolio provisions was positive in Ps. 24,854 million. Also, the liquidation of goods received in lieu of payment contributed to CFC´s results, producing income close to Ps. 20,000. As of December 2005, the net balance of this item was Ps. 25,521 million.

During the year Ps. 16,846 million were recovered from investment provision in debt securities, while new provisions had to be created on participative securities of Ps. 20,275 million.

COMMERCIAL ACTIVITY

Loan Operations

By year end 2005 and upon consolidating the merging, the gross loan portfolio totaled Ps. 1,890 billion, with a 1.39% increase with respect to the balance amount of 2004 of the merged entities, of Ps. 1,860 billion. This result derives from a positive growth of the business bank segment, which is the target market of both corporations, where the portfolio balance increased from Ps. 724,1107 million to Ps. 915,275 million, with a 26.38% growth, explained by a very dynamic growth of its loan portfolio, factoring and foreign trade operations.

The corporate market was reduced by 14.48% with a balance by the end of December 2005 of Ps. 974,596 million. This market was affected by the high liquidity of the system, which encouraged many of its customers to elect other forms of financing, such as bond issue and syndication of new loan packages. In other cases treasury loans were used at rates that did not provide an attractive margin for our business.

The quality of the loan portfolio maintained a positive evolution. The A rated loans, which at 2004 accounted for 80.2% of the portfolio, increased their share to 86.13% by the end of 2005, and this situation contributes to the financial margin of CFC.

The loan considered as productive (A and B ratings) went from 87.05% to 90.23%; this allowed the overdue portfolio index to have a favorable evolution, from 1.65% by year end 2004 to 1.39% by year end 2005. This indicator was one of the lowest in the financial system.

Deposits

The issuance of term deposits had a dynamic behavior in agreement with the liquidity needs. Its 8.17% growth allowed to reach Ps. 1.990 billion. This figure is sufficient to respond to the loan demand and the funding needs of the investment portfolio.

Also, during the year an effort was made to attain a better structure with respect to the maturity profile. For this purpose, the high liquidity of the market was used. This allowed to obtain resources at terms exceeding 18 months under favorable cost conditions. By year end 2005, such deposits account for 25% of the total CD´s issued.

TREASURY

Year 2005 was very important for treasury operations in Colombia. This was certainly one of the activities that produced higher income for financial entities, as it was a record year mainly in public debt securities and shares. CFC Treasury actively participated in the market both in Colombian pesos and in dollars, ranking 5th within the Market Makers pattern, with a 5.12% share in the primary market and 10.77% share in the secondary market.

The security investment portfolio as of December 2005 totaled Ps. 1,047,294 million with a 23.4% increase with respect to December 2004, where the portfolio of both corporations, Corfivalle and Corficolombiana increased to Ps. 848,456 million.

One of the strategies developed in 2005 was to increase the activity in all treasury investments and maintain current inventory of investment for sale in order to keep them at least for one year within CFC´s assets, producing a financial margin close to 4%

In the foreign currency and derivatives market CFC maintained its leadership in spot, forwards and Colombian peso/dollar option operations. As of December 31, 2005, the derivative portfolio totaled USD 621 million, with a 7.63% share in the total market in 2005. During the same period, the share in the spot market (Colombian peso/dollar) was 19%. The merging shall lead to an increase of businesses resulting from the synergy. Certainly, Corfivalle strength in money desk, added to Corficolombiana production sector customer base, will allow for a higher market share by CFC.

During 2005 the integration of the Investment Bank and Treasury area was ongoing. This allowed to carry out important businesses in public and private debt bond issue and placement, from both local and international agents.

The Treasury Risk Department underwent a significant development in 2005, with the acquisition and development of new technological tools that allowed to apply controls such as Profit and Loss Statement (Value at Risk), MAT (Management Action Trigger), MCO (Maximum Cumulative Outflow), MTF (Medium Term Funding), CCP (Cash Capital

Position). This type of controls allow for a reliable and sustained development of the Treasury business.

By 2006, CFC shall continue strengthening its trading units in order to maintain its leading position in the Colombian market. Its strategy in this sense is focused on exploring new markets in the region and in gaining new foreign customers willing to invest in Colombia. Casa de Bolsa S.A. development, the broker firm owned by CFC is key to attain this objective.

INVESTMENTS

In 2005 CFC obtained excellent results in the capital investment business. Before analyzing the investment portfolio, with respect to its composition, dividend generation and rotation, it is important to highlight the Direct Foreign Investment (DFI) behavior and the equity securities capital market in Colombia, as key indicators to understand the environment of "capital investment" is in the country.

In the third quarter of 2005, the DFI reached an accumulated amount of USD 3,330 million, accounting for a 40% increase with respect to the same period in 2004. Year 2005 is expected to finish with a DFI exceeding USD 4,000 million, thus reaching its highest level in the last eight years with a 58% growth with respect to the previous year.


Minas y Canteras (incluye carbón)
1,463
960
Sector petrolero
942
455
Manufactureras
701
203
Comercio, Restaurantes Y Hoteles
144
150
Transportes, Almacenamiento y Comunicaciones
125
350
Construcción
97
57
Establecimientos Financieros
55
133
Agricultura, Caza, Silvicultura Y Pesca
21
3
Servicios Comunales
0
-3
Electricidad, Gas y Agua
-218
86
-400
-200
0
200
400
600
800
1,000
1,200
1,400
1,600
a III Trim 2004
a III Trim 2005

The rise of the manufacturing sector is significant, with a USD 701 million investment, the highest figure in the last 11 years, which is the result of: (i) purchase of Coltabaco by

Philip Morris, for USD 300 million in April; (ii) purchase of Tubos del Caribe by Maverick Tube Corporation, for USD 156 million in June, (iii) purchase of Diaco by Brazilian iron and steel company Gerdau; and (iv) Renault investments to manufacture Logan and Michelin model and to begin truck radial tire production, the only one in Latin America.

Also, the mining sector (including coal) and the oil sector had an outstanding performance, that continues attracting significant investment flows. In the oil sector, the DFI increase results from the purchase of Hocol assets by French Maurel & Prom (M&P) oil company in a move that involved USD 460 million, along with investments made by Denish Maersk Oil multinational company and Brazilian Petrobras, who increased their hydrocarbon mining operations in Colombia[7].

With respect to the equity securities capital market in Colombia, "Bolsa de Valores de Colombia" (Colombian stock exchange) showed an important dynamics, with a 199% increase in its index in 2005, as well as the interest of pension funds in equity securities investments from Colombian issuers, (although the exposition of pension funds in the equity securities market is still very low taking into account their capacity).

Significant results have been obtained by Bolsa de Valores (Colombian Stock Exchange), with a 119% increase in 2005.


General Index of Bolsa Valores Colombia
July 2001 = 1000
9,513
4,490
9800
8800
7800
6800
5800
4800
3800
2800
1800
800
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05

The **consolidated portfolio** of Corporación Financiera Colombiana S.A. as of December 31, 2005 shows a book value of approximately Ps. 1.5 billion and is made up by investments in the following sectors:

[7] Source: Banco de la Republica, Proexport.


Agrindustry; 6%
Hotels; 6%
Consumer; 3%
Financial; 7%
Industrial; 2%
Wood%
Mining; 1%
Real Estate; 1%
Technology; 0%
Other; 0%
Infraestructure; 72%

CFC´s portfolio is significantly concentrated on the Infrastructure sector (Gas, Power, Transportation, Water Systems and Sewerage, and Fuel). This is a strategic sector for CFC and where more investments are envisioned. By 2005 stocks from some companies **were bought** and important developments in various companies took place. Also, CFC decided to **participate in the creation** of the Colombian Hydrocarbons Investment Fund (FIHC), a risk private capital fund intended to finance exploration and production project in minor oil fields in Colombia.

On the other hand, it is important to highlight the sustained development of the dividends generated by the portfolio companies, which accounted for Ps. 75,161 million by 2004, Ps. 91,452 million by 2005, with a 22% growth. It is worth to mention the dividend distribution from companies such as Coviandes S.A., Promigas S.A., Leasing the Occidente S.A., Leasing del Valle S.A., Sociedad de Inversiones en Energía S.A., Prodesal and PISA. A significant contribution was also made with income from economic rights owned by the Corporation on 3.81% of the stockholding of Empresa de Energia de Bogota (EEB) and Subestacion Electrica Betania, which totaled Ps. 28,412 in 2005, represented in 30% in dividends, 32% in capital reduction and 38% in share repurchase.

In addition, capital reductions received in 2005 from Empresa de Energia de Bogota (EEB) were significant, Ps. 9,144 million, and Ps. 2,133 million from Gas Natural.

On the other hand, portfolio investment **sales** were completed, with Ps. 28,498 million in profits, originated mainly in the selling of Prodesal, a company that had reached its maturity stage and the selling of 14 non-strategic or minor companies such as the trust Hotel Belfort, Sidelpa, Tecimpre, Fabricato, Banco Popular, Bladex, Acerías Paz del Río, Telesat, Zona Franca Palmaseca, Soforestal, among others.

Finally, the operative and financial restructuring of Industrias Lehner S.A. which began in 2004, was successfully completed; this move included:

i. Reduction by 55% of the financial liabilities based on a loan operation that allowed to bring the company´s debt to sustainable levels.

ii. A deep operative restructuring which increased the EBITDA and the operative profit by 54% and 236% with respect to 2004.
iii. A total accounting and equity writing-off.

INVESTMENT BANK

In 2005 CFC carried out different type of transactions, becoming the Investment Bank with the most ample service portfolio in the country.

One of the businesses that has gained soundness with the merging of the two Corporations is the Investment Bank. When adding up the transactions that both companies carried out in 2005, undoubtedly Corficolombiana is the leader in the national market in this field. In 2005 Ps. 3,500 billion were moved through different types of transactions:

Bond Structuring and Placement:

- Bond structuring and placement of CII, an entity belonging to the BID Group, for Ps. 150 billion. This transaction was especially significant as this is the first time a multilateral entity makes an issue in Colombian pesos to place these resources in Colombia, offering local currency loan, in this case to leasing companies.
- Structuring and placement of the second and third tranch of bonds from Aval Group for Ps. 400 billion.
- Structuring and placement of bonds from Emgesa for Ps. 210 billion.
- Structuring and placement of the second tranch of subordinated bonds from Banco de Occidente S.A. for Ps. 40 billion.
- Placement of the second tranch of Leasing de Occidente 2005 bonds for Ps. 43.8 billion.
- Placement of the eighth tranch of Bonos Finandina S.A. for Ps. 50 billion.
- Participation in the placement of the first and second tranch of subordinated bonds from Colpatria for Ps. 80 and Ps. 50 billion, respectively.
- Participation in the placement of ISA bond program for Ps. 150 billion.

Syndicated Loans:

- Structuring and syndication of a loan for Thomas Gref and Sons for Ps. 60 billion.
- Structuring and syndication of a loan for Coviandes S.A. for Ps. 150 billion.
- Structuring and syndication of a loan for Brissay which was subsequently transferred to Leonisa.

Mergings and Acquisitions:

- Provide advisory to Interconexion Electrica ISA S.A. in the acquisition of a share of the company owning the EPR network.
- Provide advisory in the merging beween Gases de Occidente and Gases del Norte del Valle
- Advisory assistance in the purchase of San Fernando Coal Mine.
- Fairness Opinion in the selling of Diaco S.A., Siderúrgica del Pacífico S.A. – SIDELPA and Laminados Andinos S.A.,
- Valuation of Colchones América

Project Finance:

- Technical and financial structuring for the Peru – Brazil South inter-oceanic highway.
- Provide advisory on the technical, legal, and financial structuring of the Mass Transportation Integrated System of the Pereira Metropolitan Area - Dosquebradas - La Virginia (Megabus System)

If this experience and recognition adds to the synergies of the mentioned merging and the development of better origination and distribution financial capacities, the new Corficolombiana will certainly become an Investment Bank leader in the Colombian market.

The Economic Research area maintained its position in the financial sector as a source of permanent consultation in Colombia and abroad. Besides the periodical reports, in 2005 the book, "Consultorio Economico y Financiero" was published in 2005, compiling the questions and answers weekly published on Portfolio newspaper. By the end of the year the Economic Forum was held, which gathers the most important economic analysts of the country in order to make a balance of 2005, and make economic estimations on 2006.

GOOD RECEIVED IN PAYMENT OF OBLIGATIONS (FORECLOSED ASSETS)

In 2005 CFC received Ps. 6,730 million in payment of obligations, with respect to sales of Ps. 31,885 million, that include Ps. 1,236 million of charged off assets. Sales had a positive impact on the Profit and Loss Statement of Ps. 19,883 million, and the balance of goods received in lieu of payment dropped from Ps. 125,800 million in December 2004 to Ps. 101,881 million in December 2005.

In order to attain this sales level, CFC continued using its different sales channels which include Grupo Aval with the firm Viviendas Planificadas, CFC´s commercial area, Valora S.A. and Gerencia Nacional de Inmuebles who either directly and/or with external intermediaries attained the highest sales volume.

These sales are mostly represented in parcels, warehouses and offices.

RISK MANAGEMENT

During the merging process the risk management was thoroughly analyzed, as well as the human resources and technological resources available in both entities. The best practices of each corporation were adopted, taking into account the volume and type of business to be managed by each unit. As a result of the merging, a better risk control and management is attained and a more complete organizational structure is consolidated armed with more technological tools.

Loan Risk Management System (SARC)

Corficolombiana Loan Risk Management System (SARC) is mainly intended to create an efficient tool to manage the entity´s loan portfolio. This system allows to estimate expected losses measured with state-of-the-art statistic models plus the possibility of establishing tools, policies and guidelines to manage the Corporation´s portfolio through profitability indexes based on risk, growth goals and risk control with early alerts.

CFC made expected loss calculations, based on the internal model. A parallel between traditional provisions and expected loss calculations was kept throughout the year. This parallel was used to review the consistency of the expected loss results and to adjust the model.

The ongoing SARC promotion process, its policies and methodologies were critical mostly on the loan and commercial areas, where reinforcement activities were carried out in the system management and knowledge, and in supporting such areas with the implementation of tools to facilitate their daily activities.

CFC is undergoing a process of reviewing and calibrating SARC internal model due to the merging. Once data bases are homologated, processes defined and models calibrated, the proceeding to certificate the data base will follow, as a previous process to model review, in order to obtain SARC non-objection by Financial Superintendency.

Operational Risk

Corficolombiana has defined operational risk as losses resulting from failures or weakness of processes, individuals and internal systems, or external events. Operational risk may be subdivided into seven categories according to its origin and consequences, as it is consigned on the text "Operational Risk Regulating Treatment", published by Basilea Committee in September 2001. These categories are: internal fraud, disloyalty, external fraud, human management, commercial practices, physical asset damage, system and process failure.

Market Risk

The control structure, as basic principle, has an appropriate function segregation among the front, middle and back office activities.

Technological resources used in controlling and monitoring treasury risks increased in 2004 with the acquisition of a software to measure market risk and fixed income security investment portfolio, and foreign currency valuation. In 2005, the acquisition of a new software allows for on-line calculations of positions and market risk, which are recorded in real time from the transactional systems.

CFC has an on line capacity module, to control risk positions per portfolio, as well as compliance with the authorized maximum term policies. In addition, the Middle Office produces daily reports on limit compliance; and a compliance report is submitted on a monthly basis to the Board of Directors.

A committee with members of the Board of Directors meets in case of significant movements in the market that affect the results, in order to make timely decisions on the portfolio.

Armed with these acquisitions and tools, CFC significantly improves its treasury business operation and reduces operative risks.

Liquidity Risk

The liquidity risk management is based on the compliance of External Circular Letter 042 dated September 27th, 2001. ALCO committee reviews weekly flows in order to determine CFC´s liquidity profile of the current week and the following weeks. Also, there are short term and long term internal indicators with limits established and monitored on a monthly basis by the Board of Directors, which are detailed on the Notes to the Financial Statements and allow to offer appropriate management of this risk.

Loan Risk

This risk is managed, particularly in the treasury business, with the approval of lines of credit which are distributed in different categories depending on the type of product and which may be combined with certain events as explained on the Notes to the Financial Statements.

In order to guarantee and monitor compliance with these lines of credit, CFC has tools such as the system line of credit module where treasury operations are recorded. In addition, it is complemented with counterpart line of credit modules of transactional systems which are also managed by the risk area.

ADMINISTRATIVE AND LEGAL SITUATION

With the merging between Corfivalle (absorbing entity) and Corficolombiana (absorbed entity), CFC finished the year as a consolidated financial entity and strengthened its human assets, organizational structure and management.

In 2005 the labor force of the entity went from 292 employees in Corfivalle and 222 employees in Corficolombiana (total 514), at the beginning of the year, to 517 by year end. This consolidation was worked out under an employer substitution model for the employees of the absorbed entity.

In the first semester and in the first few months of the second semester 2005, each one of the merged entities continued developing the programs intended to support the business strategies, the development and strengthening of leadership and competencies required, and the ongoing rationalization and modernization process of the entities.

As of September, with the signing of the merging agreement, a joint effort began for the legal, operative, accounting, commercial, administrative and cultural integration to allow to reach the objectives defined by both entities, focused on taking advantage of the resources, experiences, knowledge of each entity, in order to create synergies, maximize benefits, obtain better practices and add up in the business areas. This process was led by the presidents of each entity and supported with Mckinsey´s advise and accompaniment.

With the execution of the merging, significant modifications occurred in the organizational structure, and in the conformation of the directors of the merged entity that begins its operation in 2006.

TECHNOLOGICAL ADVANCES

In 2005 CFC developed a strengthening and stabilization process of its technological platform where the process management, Internet and technical support to the merging process were the most relevant.

In the process management area and continuing with the BPM strategy that began in 2004, a new version of the Term Deposits was launched and the redesign of Credit Granting and Disbursements process was implemented on the Bizagi tool, allowing for a thorough integration of the loan process, with a permanent control of its efficiency.

The new Web page with transactional services with available consult on line of consolidated balances, opening of Term Deposits, Exchange declarations, Tax Certificates and information updates was developed and implemented in Internet, based on a state-of-the-art technology to support the information page.

New developments were implemented to strengthen the technological platform in order to control treasury operations. Stabilization developments of operative applications, and implementation of the business intelligence module were carried out.

Development of the technological pattern to support the merging process that integrates the platforms of both organizations, in order to meet the requirements of the control agents in the new entity was completed.

Pursuant to paragraph 4, article 47, Law 222, 1995, modified by Law 603, 2000, Corporacion Financiera Colombiana S.A. maintains licensing agreements for all software used.

AUDIT COMMITTEE

The Audit Committee is an organ that supports the Board of Directors activity, and is responsible for the supervision of the entity's internal control structure, supervising the functions and activities of the internal audit and comptrollership, observing the transparency of financial information prepared by the entity, and observing the implementation of the necessary controls in the asset laundry prevention system.

Both Corporación Financiera del Valle S.A. and Corporación Financiera Colombiana S.A. independently supervised the integral control system with the meetings of the Audit Committee. Each entity held three meetings as the minimum required by the regulations in force. In the case of Corporacion Financiera del Valle these meetings were held on January 24th, April 11th and August 16th. Corporacion Financiera Colombiana held these meetings on March 2nd, July 6th and December 7th.

In order to evaluate CFC's internal control structure, both Entities treated, among others, the following subjects :

- The Committee knew CFC´s financial statements as of December 31st, 2004, observing the existence of the necessary internal controls in order to guarantee eligibility and reasonability of the information.

- Confirmed the Statutory Auditor´s opinion with respect to the sufficiency and appropriateness of internal control measures of the entity to be submitted at the Shareholders General Assembly. (article 209 Chamber of Commerce.)

- Approved the Work Plan to be developed by the Comptrollership and knew the Staturory Auditor work plan of 2005

- Knew the follow-up works by CFC and the Statutory Auditor with respect to the SARC developed in 2005.

- The Committee supervised the appropriate application and updating of the Asset Laundry Prevention Integral System, observing the existence of the necessary controls to prevent CFC from being used as an instrument to make illegal activities.

- The Committee supervised the Comptrollership functions and activities, and evaluated the sufficiency and effectiveness of the internal control reports on the following subjects:

- Follow-up to SARC development
- Confirmation of term deposits and loan portfolio balances
- Systems security measures and applications
- Taxes (Compliance with tax obligations –2004 income tax report)
- Loan portfolio
- Private banking
- Asset laundry prevention procedures
- Fixed income security investments and derivatives
- Bank conciliations
- Evaluation of the net position control procedures
- Evaluation of the internal control system of the Group, Pajonales, Hoteles Estelar S.A., Valora S.A., Casa de Bolsa S.A. and Banco Corfivalle (Panamá)
- Evaluation of the asset laundry prevention system by the firm Citigate Global Intelligence and,
- Evaluation of compliance with risk management policies and procedures in Treasury operations

- Knew the Statutory Auditor´s activity, evaluated the sufficiency and effectiveness of its reports on different subjects, and verified the measures taken by the Management, with respect to the exposed topics, related to suggestions and recommendations.

- Knew and evaluated the Official´s Compliance Reports prepared in 2005.

- Knew and evaluated Superintencia Bancaria (Bank Superintendency) requirements and reports carried out in 2005.

- Knew the evolution of CFC´s loan portfolio and provisions evaluation and rating.

From the above, the Audit Committee, in the case of both Corporations, met the objective of supervising CFC´s integral control structure, in a way that designed procedures reasonable protect its assets. Controls have been established to check for the different operations to comply with appropriate approval, authorization and registration levels.

NEW LEGAL PROVISIONS

Legislative Acts

- Pension Reform – Legislative Act 01, 2005 "Which adds article 48 of the Political Constitution ".

Some of the most important issues of this pension reform are the following:

- The State shall guarantee the rights, financial sustainability of the pension system, respect the rights legally acquired, and assume payment of pension debt that the country has to assume as provided by the law.
- Provides that the laws issued in the future related to pensions, shall guarantee the financial sustainability of their provisions.
- Prohibits any default in paying, freezing or reducing the value of the pension monthly allowance legally recognized, except the discounts, deductions and seizures ordered by the law.
- The law provides that the pension right is acquired upon meeting the age requirement, service time, weeks of accrual or the necessary capital, as well as the other conditions provided by the law. With respect to the requirements and benefits to acquire the disability or survival pension right, the ones provided by the law of the General Pension System shall be applied.
- The pension is accrued when all the requirements to access to such pension are met, even when its recognition has not been made.
- The pension may not be below the minimum monthly salary in force. However, there is a possibility for the law to determine the events where periodical economic benefits lower than the minimum salary may be accepted, to low income people who do not meet the eligibility requirements for the pension right.
- Whoever becomes eligible for the pension right as soon as this legislative act becomes effective, may not receive more than 13 pension allowances per year.
- The law shall determine a brief procedure to review the pensions recognized in breach of the law or without meeting the legal requirements, the conventions or the arbitration sentences validly made.
- As of July 31st, 2010, pensions that exceed 25 minimum monthly salaries in force and charged to public resources may not be accrued.
- As soon as this legislative act becomes effective, no pension requirements, other than the ones provided by the law in the General Pension System may be executed through agreements, labor contracts, awards or legal acts.
- The applicable regulation to the members of the public power and the President of the Republic, special pension regulations, the exceptions and any other regulation

different than the one established in the laws of the General Pension System, shall expire on July 31st, 2010.

- The transition regulation established on Law 100, 1993, may not be applied further than July 31st, 2010, except to workers who falling in this category, have accumulated at least 750 weeks or its equivalent in service time when this legislative act becomes effective, and to whom this regulation shall apply until 2014.

Laws

- Legal Stability Agreements – Law 963, 2005.

Creates "the legal stability agreements" intended to promote new investments and enlarge the existing ones throughout the national territory.

With these agreements, the country guarantees investors subscribing them, that while in force some of the regulations, laws or legal interpretation that have been identified in the agreements as key issues for investment, are adversely modified, investors shall be applied the same regulations for the duration of the respective agreement.

- Public Stock Market- Law 964, 2005.

This law indicates the objectives and criteria to which the Government shall be subject, in order to regulate the management, profitability and investment of resources from the public made with securities, under the guidelines, objectives and criteria therein provided.

Besides, the law treats subjects such as supervision of the Integral System of the Security Market Information, and contributions, the compensation and liquidation system, general provisions applicable to entities subject to permanent inspection and observance by Superintendencia de Valores (Colombian SEC), the investment protection regulation and the administrative infractions and sanctions that may be imposed by the Superintendency. Confers faculties to merge Superintendencia Bancaria (Bank Superintendency) and Superintendencia de Valores.

Decrees

- Management of agreements and assets originated in operations authorized to loan entities- Decree 161, 2005.

The Ministry of Finance, through decree 161, 2005 authorizes loan institutions to make management operations on the following goods and rights resulting from the development of their corporate purpose: agreements and assets sold definitively by the loan entity; assets received in payment of obligations or assets given for leasing that have been returned and the loan portfolio granted by entities from cooperatives pursuant to the regulations established on this same decree.

- Foreign Capital Investment Regulations in Colombia- Decree 1866, of 2005

Provides that every foreign capital portfolio investment is made through a foreign capital

investment fund intended to make transactions solely in the stock exchange.

- Loan limits - Decree 1360, 2005.

The Ministry of Finance through decree 1360, 2005 modifies decree 2360, 1993 on credit limits.

This regulation determines the special credit limits with respect to operations guaranteed by foreign financial entities with stand by letters of credit or with another type of collateral:

- Any loan operation whose payment is supported with a stand by letter of credit issued by a foreign financial entity, may cover up to 40% of the technical equity of the respective loan entity, except that the foreign financial entity is its head office or subordinate office. In this case, the operations may not exceed 30% of such equity.

- Stand by letters of credit shall meet the following conditions:

  1.- The issuer has to have a recent long term rating equal or higher than A or A2, based on the indexes determined by Bank Superintendency.

  2.- They must be issued only and irrevocably on behalf of the respective entity, be paid upon request and be notified by a "notifier bank" in Colombia.

- With respect to other types of collateral, it is established that the ones granted by an affiliate overseas of a loan entity in Colombia, may cover up to 25% of the technical equity of the Colombian head office.

- Investment Regulation of Foreign Capital in Colombia and Colombian Capital Overseas – Decree 4474, 2005

This decree originates in a recommendation from the National Council for Economic and Social Policy, contemplated on Conpes documents 3379, dated September 19, 2005 (adjustments to the general investment regulation of foreign capital) and 3388, dated October 24, 2005 (mechanism to implement the registration of the new modality of investment approved through Conpes document 3379, 2005).

- Merging of (Bank Superintendency) Bancaria and Superintendencia de Valores - Decree 4327, 2005

The Ministry of Finance issued Decree 4327, 2005, with which Superintendencia Nacional de Valores absorbs Colombian Bank Superintendency, becoming *Superintendencia Financiera de Colombia*, with the functions and scope of one and the other.

- Bank Superintendency - Decree 3552, October 7th, 2005

Through Decree 3552, dated October 7th, 2005, issued by the Ministry of Finance, modifies the structure of Bank Superintendency. Compiles the decrees and laws that regulate

such authority, gathering under one regulating body all the functions, faculties, organization and competencies of its officials.

- Risk concentration limits - Decree 3011, of 2005

Adds Decree 2360, 1993, on risk concentration limits. Provides 40% of the technical equity of the respective loan entity, as risk concentration limit for the operations carried out under the terms of article 9, decree 2360, 1993 (loan operations with payment using a stand by letter of credit from a foreign financial entity as collateral).

- Loan limits - Decree 1360, of 2005

Modifies Decree 2360, 1993, on loan limits. This regulation determines special credit limits with respect to the operations guaranteed by foreign financial entities using a stand by letter of credit and other types of collateral.

BANK SUPERINTENDENCY

Microcredit- External Circular Letter 002, 2005

With Circular Letter 002, 2005, the Bank Superintendency postpones the application of the microcredit definition, indicating that it will be applied with respect to the credits granted from March 1st, 2005 and as of the financial statements of the same month. However, it clarifies that the rules contemplated on paragraph 2.3.1.1 of External Circular Letter 100, 1995 "suspension of the interest accrual", are effective since January 1st, 2005.

External Circular Letter 005, of March 11, 2005 modified the microcredit definition established on paragraph 2.1.4, Chapter II of External Circular Letter 100, in order to adjust it to provisions of Law 905, 2004, which modifies Law 590, 2000 on the promotion of the micro-, small- and medium- Colombian companies and determines other provisions, thus maintaining uniform information on this credit modality.

Loan Risk (SARC) - External Circular Letter 014, June 1st, 2005

External Circular Letter 014, June 1st, 2005, included several accuracies with respect to the SARC, particularly provisions of letter c), paragraph 1.3.3.2, Chapter 2, External Circular Letter 100, 1995:

- The entities interested in obtaining a non-objection pronouncement on the management policies and internal management and control processes, as well as on the observance of rules of Chapter XX of External Circular Letter 100, 1995, may request it to this Superintendency at any time, with a written communication addressed to the respective Financial Intermediation Authority.

- With respect to obtaining a non-objection pronouncement of the data bases, the entities have to send to this Superintendency the certification on the minimum characteristics, duly undersigned by the main legal representative, pursuant to the standard pro forma supplied by the Bank Superintendency. Subsequently, the Bank

Superintendency shall program based on the request order, the special visits intended to evaluate data bases and the technological platform of the entity, in order to determine the objection or non-objection of the same.

- Upon obtaining the non-objection pronouncement of the management policies and internal management and control processes, the observance of the Chapter XX, External Circular Letter 100, 1995 instructions, and SARC data bases, the entities may request to the Colombian Superintendencia Bancaria the admission of evidence for non-objection of its internal models.

External Circular Letter 020 of July 1st, 2005

On the other hand, External Circular letter 020, of July 1st, adopted the loan commercial portfolio reference model, including Annex III on Chapter II of External Circular Letter 100, 1995.

The circular letter also introduced some accuracies related to the general regulation to calculate the provisions of the entities not required to have a SARC, the possibility of the entities of using internal models and applying the reference model to some of the measurement components of the expected loss, the general provision regulation when internal models either include or not counter-cycle components.

External Circular Letter 031 of 2005

External Circular Letter 031, 2005, specifies the information required to evaluate the non-objection requests previous to the presentation of the expected losses estimation or quantification internal models.

External Circular Letter 035

External Circular Letter 035 modified paragraph 1.3.4.2 of Chapter II, of the Financial and Accounting Basic Circular Letter, in order to increase the percentage of the general provision. The above relates to the impact derived from the changing of provisions when the reference model for commercial portfolio becomes effective and in response to the dynamics observed on the different credit modalities, as well as the gradual character of convergence between the default level system and the expected loss models.

Within twenty-one (21) months from the end of October 2005, supervised financial entities have to cover the additional value resulting from the general provision increase. For this purpose, during the first year, 70% of the additional value has to be provisioned and the remaining 30% in the following nine months.

Consumer Protection - External Circular Letter 023 of August 3rd , 2005

With External Circular Letter 023, August 3rd, 2005, Bank Superintendency reminded the supervised entities that the restriction applied to some natural and juridical persons to access the services they provide, when refusing them or unilaterally terminating the provision of such services, without any further explanation to support such decision or alluding to principles such as autonomy or indicating that CFC´s policy is to abstain from engaging persons or

companies involved in certain activities, are ignoring the consumer protection regulation provided on the Financial System Organic By-Laws, and ignoring the public interest nature of the service they provide pursuant to article 335 of the Political Constitution.

Reiterates that the refusal of supervised entities to provide services or the unilateral termination when applicable, should be supported by an individual evaluation, based on objective and reasonable criteria that has to be informed to the consumer when so required.

Reception of information by mail with digital signature.

Pursuant to provisions of letter a), paragraph 3, article 326, of the Financial System Organic By-Laws, Bank Superintendency instructed supervised entities so that the information submitted to SBC by mail has to be duly authenticated by the legal representative (principal or alternate), the statutory auditor (principal or alternate), the accountant or the Customer Advocate, as the case may be, with his digital signature, under the terms provided on Law 527, 1999.

SUPERINTENDENCIA DE VALORES (COLOMBIAN SEC)

Issuers - Resolution 493, June 24th, 2005

Modifies item two of article 1.2.3.2 Resolution 400, 1995, in the sense of indicating that the issuer has to certify that at least one of the three issues of securities made in the last two years is effective upon requesting the public offer, in order to facilitate the access of short term issuers to issuing programs.

BANCO DE LA REPUBLICA (CENTRAL BANK)

External Resolution No. 1, of February 18th , 2005

External Resolution External Circular Letter 8, 2005 clarifies External Resolution 8, 2000, with respect to the intervention of Banco de la Republica in the exchange market. Banco de la Republica may intervene in order to avoid undesirable fluctuations of the exchange rates as in the amount of international reserves, by purchasing or selling currency, either directly or indirectly, in cash or for future, from commercial banks, mortgage banks, financial corporations, commercial financial companies, financial cooperatives, Financiera Energetica Nacional, BANCOLDEX, brokers, and the Nation –Ministry of Finance.

External regulating circular letter DODM – 142 of March 8th, 2005
The Banco de la Republica, with external regulating circular letter DODM – 142, March 8th , 2005 establishes that in the case of institutional reorganization processes resulting in the incorporation of a new entity, the general balance limit of transitory expansion operation, while reporting the biweekly cash reserve requirement report by Bank Superintendency, "shall be 15% of the average balance of the deposits transferred based on the last report of the entity from which such liabilities are originated, reported to Banco de la Republica by Bank Superintendency". The new entity shall inform Banco de la Republica on the percentage of liabilities subject to cash reserve that were transferred; and this communication shall be signed by the legal representative of the former.

External Resolution 02 of March 18th, 2005- Obligatory Investments in Agricultural Development Securities.

Modifies investment regulations to be made and maintained by loan entities in agricultural development securities.

OPERATIONS WITH SHAREHOLDERS AND MANAGERS

The operations carried out by CFC with its shareholders and managers meet the company's general policies. Such operations are duly detailed on the Notes to the Financial Statements.

CFC declares that pursuant to provisions of article 57 of Regulating Decree 2649, 1993, the information and assertions which are part of the financial statements have been duly verified and obtained from CFC's accounting records, prepared in conformance to the regulations and accounting principles established in Colombia.

PERSPECTIVES 2006

In 2006, Colombian economy is expected to continue its high growth rate, although lower than in 2005, obtaining a level close to 4.5%. The positive behavior of the consumer expectation indexes, as well as the growth of the power demand result in positive expectations on the evolution of private consumption, particularly during the first semester of the year.

The liquidity environment is expected to be ample during the first part of the year. Therefore, interest rates will continue favoring investment and consumption increase. The peso revaluation is expected to come to a halt in the second semester of the year and a small par devaluation to occur, which could result in a moderate increase of the price level. This way, as long as dollar behavior changes its current trend, inflationary pressures may occur, and consequently, an eventual increase of reference rates of the market by Banco de la Republica.

Finally, the better performance of the Colombian economy in 2006 shall significantly depend on the foreign market behavior. The ongoing high liquidity levels, low interest rates and sustained growth of global economy, shall be key factor to continue boosting internal economic dynamics.

The results of the parliamentary elections shall be a significant note in 2006, as the Congress composition will determine the Government's capacity to carry out structural reforms intended to strengthen public finances. The country is expected to continue with advances in the safety and public order field, in order to motivate a higher level of confidence in the evolution of the Colombian economy.

PEDRO NEL OSPINA SANTA MARIA
President

Note: The members of the Board of Directors on their January 30, 2006 meeting, approved the report submitted by the President. The project to pay up losses form previous periods is submitted.

Next, the President submitted the operations carried out by CFC with is subordinated and affiliate companies, which are contemplated on the 2005 balance on the profit and loss statement, and detailed on note # 24.

4.2. READING OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCES AS OF DECEMBER 31ST, 2005, AND THE RELATED FINANCIAL STATEMENTS.

The President asked the Secretary to read the balance, the profit and loss statements, and its annexes and other financial statements, related to the January 1st to December 31st, 2005 period, which were distributed among the attending shareholders. The attendants are also advised that such documents had been available at the CFC´s headquarters within fifteen (15) days previous to this meeting for the shareholders to apply their inspection right, as provided on Article 447 of the Commerce Code.

Following is a transcription of the Comparative General Balance and the Profit and Loss Statement of the January 1st to December 31st 2005 period:

NOTE: The Notes to the Balance and to the Profit and Loss Statement, the other financial statements and annexes, are annexed to this minute, and filed at the CFC.

CORPORACION FINANCIERA COLOMBIANA S. A. (formerly, Corporación Financiera del Valle S. A.)
Balance Sheets
As of December 31, 2005 and 2004
(Amounts stated in Millions of Colombian Pesos)
(Traslation of the Financial Statements originally issued in spanish)

ASSETS		31/12/2005 DD/MM/AAAA		31/12/2004 DD/MM/AAAA	
CASH ON HAND	(Notes 5 y 24)	$	90.904.1	$	29.378.3
INTERBANK FUNDS SOLD AND RESALE AGREEMENTS (Note 6)			37.310.0		37.007.9
INVESTMENTS	(Notes 7 y 24)		2.659.113.4		1.162.163.9
Negotiable - Debt Securities		284.063.4		281.329.3	
Negotiable - Equity Securities		85.048.0		192.401.4	
Held-to-Maturity		146.101.9		37.288.2	
Available-for-Sale - Debt Securities		102.931.6		6.520.6	
Available-for-Sale - Equity Securities		1.653.368.3		560.593.0	
Investment repurchase rights		523.447.6		187.482.2	
Less: Provision		(135.847.4)		(103.450.8)	
LOAN PORTFOLIO	(Notes 8 y 24)		1.755.892.3		777.945.8
Commercial Loans, Adequate Collateral		565.635.0		423.439.2	
Category A Normal		463.097.4		393.816.8	
Category B Acceptable		50.816.9		21.998.9	
Category C Appreciable		19.458.0		6.643.7	
Category D Significant		48.498.1		44.404.2	
Category E Uncollectible		15.956.9		4.979.1	
Less: Provision		(32.192.3)		(48.403.5)	
Commercial Loans, Other Collateral		1.209.162.7		363.587.8	
Category A Normal		1.165.230.0		340.390.6	
Category B Acceptable		26.658.8		10.514.0	
Category C Appreciable		23.887.0		10.422.4	
Category D Significant		15.596.8		10.684.0	
Category E Uncollectible		61.336.3		26.490.2	
Less: Provision		(83.546.2)		(34.913.4)	
Less: General Provision		(18.905.4)		(9.081.2)	
ACCEPTANCES AND DERIVATIVES	(Note 9)		6.993.5		28.830.1
Debtors of Bankers' acceptances		387.2		0.0	
Derivative		6.606.3		28.830.1	
Rights		2.706.748.1		5.979.847.2	
Obligations		(2.700.141.8)		(5.951.017.1)	
ACCOUNTS RECEIVABLE	(Notes 10 y 24)		70.537.6		33.207.4
Interest		30.507.7		10.991.5	
Commissions and Fees		1.634.9		5.413.5	
Payment on account of commercial clients		38.8		411.4	
Others		42.107.3		25.430.6	
Less: Provision		(3.751.1)		(9.039.6)	
REALIZABLE GOODS AND FORECLOSED ASSETS	(Note 11)		25.520.5		2.923.8
Realizable goods		190.4		0.0	
Foreclosed assets other than housing		101.881.6		12.911.0	
Goods not used in the corporate purpose		410.1		0.0	
Depreciation		(146.7)		0.0	
Less: Provision		(76.814.9)		(9.987.2)	
PROPERTY AND EQUIPMENT	(Note 12)		15.922.6		11.686.9
Lands, buildings, and constructions under course		24.324.1		16.682.0	
Office equipment, furniture, and fixtures		8.701.2		4.759.8	
Computer equipment		9.155.5		4.610.1	
Others		427.7		472.5	
Less: Accrued depreciation and amortization		(26.685.9)		(14.837.2)	
Less: Provision		0.0		(0.3)	
OTHER ASSETS	(Notes 13)		49.335.3		69.828.6
Permanent contributions		83.2		4.9	
Prepaid expenses and Deferred charges		2.732.5		1.351.7	
Others		57.541.3		82.279.1	
Less: Provision		(11.021.7)		(13.807.1)	
VALORIZATION/APPRAISALS	(Notes 7 y 24)		306.005.8		215.686.9
Available-for-Sale investments in low or minimum marketability securities or not listed in the exchange		285.065.7		203.347.8	
Property and equipment		20.940.1		12.339.1	
Others		0.0		0.0	
NEGATIVE VALORIZATION	(Note 7)		(44.469.3)		(36.759.8)
Available-for-Sale investments in low or minimum marketability securities or not listed in the exchange		(44.469.3)		(36.759.8)	
TOTAL ASSETS BEFORE GUARANTEE CAPITAL		$	4.973.065.8	$	2.331.899.8
GUARANTEE CAPITAL			0.0		0.0
TOTAL ASSETS AND GUARANTEE CAPITAL		$	4.973.065.8	$	2.331.899.8
CREDIT CONTINGENT ACCOUNTS PER CONTRA (Note 22)			166.296.0		169.476.6
DEBIT CONTINGENT ACCOUNTS	(Note 22)		583.996.6		300.212.1
Others		583.996.6		300.212.1	
DEBIT MEMORANDUM ACCOUNTS	(Note 23)		5.059.412.3		4.987.014.6
CREDIT MEMORANDUM ACCOUNTS PER CONTRA (Note 23)			6.398.436.9		4.890.250.8
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$	12.208.141.8	$	10.346.954.1

LIABILITY AND STOCKHOLDERS' EQUITY		31/12/2005 DD/MM/AAAA		31/12/2004 DD/MM/AAAA	
DEPOSITS AND CALL MONEYS	(Notes 14 & 24)	$	2.084.476.1	$	953.276.9
Deposits in Bank current account		0.0		0.0	
Fixed-term deposit certificates		1.998.459.0		911.085.4	
Savings deposits		82.381.7		41.190.3	
Savings accounts of real value		0.0		0.0	
Savings certificates of real value		0.0		0.0	
Others		3.635.4		1.001.2	
INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS (Note 15)			518.656.6		233.480.2
OUTSTANDING BANKERS' ACCEPTANCES			387.2		-
BANK LOANS AND OTHER FINANCIAL LIABILITIES (Note 16)			756.123.3		603.656.5
Central Bank		0.0		0.0	
Other local entities		510.635.7		510.129.3	
Foreign entities		245.487.6		93.527.2	
ACCOUNTS PAYABLE	(Notes 17 y 24)		47.513.1		24.591.2
Interest		36.104.2		18.297.3	
Commissions and Fees		91.2		52.1	
Dividends and surpluses		97.9		8.4	
Others		11.219.8		6.233.4	
OUTSTANDING INVESTMENT SECURITIES			0.0		175.0
OTHER LIABILITIES	(Note 18)		42.806.0		22.996.5
Consolidated labor liabilities		2.271.1		1.314.4	
Deferred income		4.965.4		1.773.6	
Retirement pensions		1.119.9		1.074.9	
Others		34.449.6		18.833.6	
ACCRUED LIABILITIES AND PROVISIONS	(Note 19)		3.785.7		7.670.1
Labor liabilities		211.7		0.0	
Taxes		301.0		5.157.6	
Others		3.273.0		2.512.5	
TOTAL EXTERNAL LIABILITIES			3.453.748.0		1.845.846.4
BOCEAS - BONDS MANDATORILY CONVERTIBLE INTO SHARES			0.0		0.0
TOTAL LIABILITIES			3.453.748.0		1.845.846.4
STOCKHOLDERS' EQUITY			1.519.317.8		486.053.4
CAPITAL STOCK	(Note 20)		1.463.0		860.2
Divided by 146.299.761 shares of a Col$ 10 par value each					
RESERVES	(Note 21)		468.219.2		215.048.7
Legal reserve		382.257.6		127.599.6	
Statutory and occasional reserves		85.961.6		87.449.1	
SURPLUS OR DEFICIT			842.906.1		264.266.5
Unrealized profit or loss in Available for Sale Investments		500.332.8		4.302.6	
Appraisals		306.005.8		215.686.9	
Negative appraisals		(44.469.3)		(36.759.8)	
Equity reappraisal		81.036.8		81.036.8	
Others		0.0		0.0	
PRIOR PERIODS' LOSS			(16.353.2)		(25.291.7)
PROFIT OF THE YEAR			223.082.7		31.169.7
TOTAL LIABILITY AND EQUITY BEFORE GUARANTEE CAPITAL	$		4.973.065.8		2.331.899.8
GUARANTEE CAPITAL			0.0		0.0
TOTAL LIABILITIES, EQUITY AND GUARANTEE CAPITAL			4.973.065.8		2.331.899.8
CREDIT CONTINGENT ACCOUNTS	(Note 22)	$	166.296.0	$	169.476.6
Endorsements and collaterals		36.627.7		14.695.2	
Letters of credit		19.108.9		31.171.3	
Approved, non-disbursed loans		17.815.7		13.624.2	
Other contingencies		92.743.7		109.985.9	
DEBIT CONTINGENT ACCOUNTS PER CONTRA	(Note 22)		583.996.6		300.212.1
DEBIT MEMORANDUM ACCOUNTS PER CONTRA	(Note 23)		5.059.412.3		4.987.014.6
CREDIT MEMORANDUM ACCOUNTS	(Note 23)		6.398.436.9		4.890.250.8
TOTAL CONTINGENT AND MEMORANDUM ACCOUNTS		$	12.208.141.8	$	10.346.954.1
PROFIT PER SHARE (In Colombian Pesos)		$	1.524.83		362.34

See the Notes that accompany the financial statements

JOSE ALBERTO SANTANA MARTINEZ
LEGAL REPRESENTATIVE

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T. P. 40995-T

OSCAR DARIO MORALES R.
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(See report attached)

CORPORACION FINANCIERA COLOMBIANA S. A. (formerly, Corporación Financiera del Valle S. A.)
Statements of Income
December 31, 2005 and 2004
(Amounts stated in millions of Colombian Pesos)
(Traslation of the Financial Statements originally issued in spanish)

		PERIODS BETWEEN			
		FROM 01-01-2005 DD/MM/AAAA	TO 31-12-2005 DD/MM/AAAA	FROM 01-01-2004 DD/MM/AAAA	TO 31-12-2004 DD/MM/AAAA
DIRECT OPERATING REVENUES	(Note 24)	$	737,209.6	$	709,737.8
Interest and discount amortization loan portfolio and other interest		216,303.9		103,560.1	
Profit on valuation of marketable investments - debt securities		72,056.2		40,537.8	
Profit on valuation of marketable investments - equity securities		75,608.2		49,264.1	
Profit on valuation of held-to-maturity investments		11,747.0		3,911.7	
Profit on valuation of available-for-sale investments - debt securities		25,564.0		6,547.0	
Profit on valuation due to temporary transfers		0.0		0.0	
Gain made in available-for-sale investments		11,336.4		0.0	
Readjustment of Real Value Unit - UVR		0.0		0.0	
Commissions and fees		11,763.6		13,430.3	
Profit on derivatives valuation		60,520.2		453,904.1	
Exchanges		164,747.8		6,944.8	
Profit on sale of investments		87,562.3		31,637.9	
Rental of goods under leasing		0.0		0.0	
Profit on sale of assets under leasing		0.0		0.0	
DIRECT OPERATING EXPENSES			555,610.3		626,884.0
Interest, amortized premium, and discount amortization		251,643.9		144,390.3	
Loss on valuation of marketable investments . Debt securities		0.0		0.0	
Loss in valuation of marketable investments . Equity securities		0.0		0.0	
Loss on valuation of held-to-maturity investments		0.0		0.0	
Loss on valuation of available-for-sale investments		0.0		0.0	
Loss on valuation due to temporary transfers		0.0		0.0	
Los made in available-for-sale investments		0.0		0.0	
Readjustment of Real Value Unit - UVR		0.0		0.0	
Commissions		4,462.1		5,853.9	
Loss on derivatives valuation		35,169.9		439,235.5	
Exchanges		169,248.4		5,876.6	
Loss on sale of investments		81,289.3		29,945.8	
Loss on sale of receivables		13,796.7		1,581.9	
Depreciation of goods under leasing		0.0		0.0	
DIRECT OPERATING RESULTS			181,599.3		82,853.8
OTHER OPERATING REVENUES AND EXPENSES - NET			78,821.4		9,761.6
OPERATING REVENUES			160,121.4		48,813.7
Dividends and participations		89,201.5		25,162.6	
Sanctions for breach of lease agreements		0.0		0.0	
Others	(Note 25)	70,919.9		23,651.1	
OPERATING EXPENSES			81,300.0		39,052.1
Personnel expenses		33,565.5		17,039.1	
Others	(Note 26)	47,734.5		22,013.0	
OPERATING RESULTS BEFORE PROVISIONS DEPRECIATION AND AMORTIZATION			260,420.7		92,615.4
PROVISIONS			71,202.5		72,901.6
Investments	(Note 7)	20,275.2		28,082.8	
Loan portfolio	(Note 8)	30,027.7		35,324.2	
Accounts receivable		954.2		3,807.3	
Property and equipment		0.0		0.0	
Others	(Note 27)	19,945.4		5,687.3	
DEPRECIATION - OWN USE GOODS	(Note 12)		1,749.4		1,018.1
AMORTIZATION			776.2		677.4
NET OPERATING RESULTS			186,692.6		18,018.3
NON-OPERATING REVENUES			59,843.4		24,091.2
Non-operating revenues	(Notes 24 y 28)	59,843.4		24,091.2	
NON-OPERATING EXPENSES			14,018.1		2,731.8
Non-operating expenses	(Note 24)	14,018.1		2,731.8	
NON-OPERATING RESULT - NET			45,825.3		21,359.4
PROFIT (LOSS) DUE TO EXPOSURE TO INFLATION			0.0		0.0
PROFIT BEFORE INCOME TAXES			232,517.9		39,377.7
INCOME TAXES	(Note 29)		9,435.2		8,208.0
PROFIT OF THE PERIOD		$	223,082.7	$	31,169.7

See the notes accompanying these financial statements

JOSE ALBERTO SANTANA MARTINEZ
LEGAL REPRESENTATIVE

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T. P. 40995-T

OSCAR DARIO MORALES R.
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(See attached report)

CORPORACION FINANCIERA COLOMBIANA S.A. (formerly, Corporación Financiera del Valle S. A.)
Statements of Cash Flows
For the periods ended as of December 31, 2005 and 2004
(Amounts stated in millions of Colombian pesos)
(Traslation of the Financial Statements originally issued in spanish)

		2005	2004
Cash flows from Operating Activities:			
Net profit of the period	$	223,082.7	31,169.7
Adjustments to reconcile Net profit and net cash provided by Operating activities:			
Provision fixed-field non-negotiable investments		14,638.9	28,082.8
Provision fixed-field non-negotiable investments through merger		5,636.3	-
Provision loan portfolio		17,291.2	35,324.3
Provision Loan portfolio through merger		12,736.5	-
Provision accounts receivable		558.8	3,807.3
Provision accounts receivable through merger		395.4	-
Provision foreclosed assets		8,360.3	1,312.8
Provision foreclosed assets through merger		6,978.2	-
Provision Other assets		4,120.8	3,673.1
Reimbursement investment provision		(16,014.9)	(12,027.5)
Reimbursement Investment provision through merger		(831.5)	-
Reimbursement loan portfolio provision		(27,339.2)	(3,146.6)
Reimbursement Provision loan portfolio through merger		(26,983.2)	-
Reimbursement accounts receivable provision		(559.4)	(4,671.8)
Reimbursement Provision accounts receivable through merger		(954.0)	-
Reimbursement Provision property and equipment		(0.3)	-
Reimbursement Provision property and equipment through merger		(16.0)	-
Withdrawal of accrued depreciation		10,246.0	(215.5)
Reimbursement Provision foreclosed assets		(105.6)	-
Reimbursement Provision foreclosed assets due to merger		(2,327.7)	-
Reimbursement Provision other assets		(14.9)	(17.0)
Reimbursement Provision Other assets per merger		(12.3)	-
Investment valuation, net		(184,975.4)	(100,260.7)
Unrealized gain (loss) on available-for-sale investments		496,030.2	(4,302.6)
Proceeds from the sale of foreclosed assets		99,479.3	9,695.1
Profit on sale of foreclosed assets, net		(21,008.4)	(2,047.0)
Profit (loss) on sale of property, and equipment, net		(311.2)	123.0
Depreciation		1,749.4	1,018.1
Amortization		776.2	677.4
Depurated profit		620,626.2	(11,805.1)
Defered income		3,191.8	-
Severance provision		487.5	516.4
(Decrease) Increase in accrued liabilities and provisions		(3,884.4)	1,667.2
Increase (decrease) other liabilities		16,826.4	(1,691.9)
Increase in accounts payable		22,921.9	2,068.2
(Increase) decrease in accounts receivable, net		(36,771.0)	5,678.2
Decrease in other assets		15,623.5	5,575.1
Additions of foreclosed assets		(113,709.4)	-
Severance payments		(696.2)	-
Net cash provided by operating activities		524,616.3	2,008.1
Cash flows from investing activities:			
Purchase of investments		(1,564,230.6)	(224,321.9)
Profit on the sale of investments, net		(6,273.0)	(1,692.1)
(Increase) decrease in loan portfolio		(953,651.8)	86,590.7
Decrease (increase) in acceptances and derivatives		21,836.6	(11,712.9)
Proceeds from the sale of investments		254,319.4	47,211.7
Proceeds from the sale of property and equipment		1,199.5	535.3
Dividends received in cash		781.3	-
Purchase of property and equipment		(17,366.5)	-
net cash used in investing activities		(2,263,385.1)	(103,389.2)
Cash flows from financing activities:			
Increase in deposits and call moneys		1,131,199.2	173,473.6
Increase in interbank funds purchased and repurchase agreements		285,176.4	54,792.3
Increase of outstanding bankers' acceptances		387.2	-
Increase (decrease) in bank loans and other financial liabilities		152,466.8	(108,826.3)
Decrease in outstanding investment securities		(175.0)	(7,956.0)
Issuance of stock		602.8	-
Occasional reserves freeing		1,500.7	-
Addition of reserves by merger		253,170.5	-
Paid dividends		(7,378.7)	-
Transfer of loss of exercises prior to merger		(16,353.2)	-
Net cash provided by financing activities		1,800,596.7	111,483.6
Net increase in cash and cash equivalents		61,827.9	10,102.5
Cash at the beginning of the period		66,386.2	56,283.7
Cash at the end of the period	$	128,214.1	66,386.2

See the notes accompanying these financial statements

JOSE ALBERTO SANTANA MARTINEZ
LEGAL REPRESENTATIVE

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T.P. No. 40995-T

OSCAR DARIO MORALES R.
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(See attached report)

CORPORACION FINANCIERA COLOMBIANA S. A. (formerly, Corporación Financiera del Valle S. A.)
Statement of changes in stockholders equity
Periods that ended as of December 31, 2005 and 2004
(Amounts expressed in millions of Colombian pesos)
(Traslation of the Financial Statements originally issued in spanish)

		Capital Stock	Legal Reserve	Statutory and Occasional Reserves					Unrealized profits in investments	Valuations	Equity Reappraisal	Negative Valuations	Prior periods Results	Net income of the period	Stockholders' Equity
				Fiscal Norms	Available for Assembly	Economic Development	Economic Capitalization	Total							
Balance as of December 31, 2003	$	860.2	127,599.6	87,383.5	65.6	-	-	87,449.1	-	196,736.3	81,036.8	(39,973.1)	(16,492.9)	(8,798.8)	428,417.2
Transfer of losses of the period to prior exercises		-	-	-	-	-	-	-	-	-	-	-	(8,798.8)	8,798.8	-
Movement of the period		-	-	-	-	-	-	-	4,302.6	18,950.6	-	3,213.3	-	-	26,466.5
Profit of the exercise		-	-	-	-	-	-	-	-	-	-	-	-	31,169.7	31,169.7
Balance as of December 31, 2004	$	860.2	127,599.6	87,383.5	65.6	-	-	87,449.1	4,302.6	215,686.9	81,036.8	(36,759.8)	(25,291.7)	31,169.7	486,053.4
Transfer of profit of the exercise to wipe-off losses		-	-	-	-	-	-	-	-	-	-	-	25,291.7	(25,291.7)	-
For dividends distribution		-	-	-	-	-	-	-	-	-	-	-	5,878.0	(5,878.0)	-
Occasional reserves freeing		-	-	(1,435.1)	(65.6)	-	-	(1,500.7)	-	-	-	-	1,500.7	-	0.0
Dividend decreed in cash or equivalent to $793.5 per share for the 9,298,994 shares with preferred dividend and non-voting rights for subscribed and paid-in shares as of December 31, 2004, corresponding to the accrued dividends pending to be paid for each of the following exercises: 2000 exercises amounting to $356.25, 2001 amounting to $383.50 and 2002 of $53.75.		-	-	-	-	-	-	-	-	-	-	-	(7,378.7)	-	(7,378.7)
Movements acquired through merger		602.8	254,658.0	-	-	8.8	4.4	13.2	-	-	-	-	(16,353.2)	-	238,920.8
Movement of the period		-	-	-	-	-	-	-	496,030.2	90,318.9	-	(7,709.5)	-	-	578,639.6
Net profit		-	-	-	-	-	-	-	-	-	-	-	-	223,082.7	223,082.7
Balance as of December 31, 2005	$	1,463.0	382,257.6	85,948.4	-	8.8	4.4	85,961.6	500,332.8	306,005.8	81,036.8	(44,469.3)	(16,353.2)	223,082.7	1,519,317.8

See the notes accompanying these financial statements

JOSE ALBERTO SANTANA MARTINEZ
LEGAL REPRESENTATIVE

MARTHA CECILIA CASTRO ORTIZ
ACCOUNTING MANAGER
T.P. No. 40995-T

OSCAR DARIO MORALES R.
STATUTORY AUDITOR
T.P. No. 3822-T
Member of Deloitte & Touche Ltda.
(Ver informe adjunto)

4.2.1 READING OF THE REPORTS SUBMITTED BY THE STATUTORY AUDITOR ABOUT THE 31ST DECEMBER 2005 BALANCE AND THE PROFIT AND LOSS STATEMENT

Mr. Oscar Dario Morales, CFC´s main Statutory Auditor, read the reports submitted by the Statutory Auditor on CFC´s consolidated financial statements:

STATUTORY AUDITOR'S REPORT

To the Stockholders of
CORPORACIÓN FINANCIERA COLOMBIANA S.A. (formerly, CORPORACIÓN FINANCIERA DEL VALLE S.A. - CORFIVALLE S.A.)

(Translation of the statutory auditor's (Revisor Fiscal) report originally issued in Spanish)

I have audited the accompanying balance sheets of CORPORACIÓN FINANCIERA COLOMBIANA S.A. (formerly, CORPORACIÓN FINANCIERA DEL VALLE S.A.) as of December 31, 2005 and 2004 and the related statements of income, of changes in stockholders' equity, and of cash flows for the years then ended. Those financial statements are the responsibility of the Corporation's Management and were prepared based upon accounting instructions issued by the Office of the Superintendent of Financing in Colombia. One of my functions is to express an opinion on these financial statements based upon my audits thereof. The financial statements of CORPORACIÓN FINANCIERA COLOMBIANA S.A.- (formerly, CORPORACIÓN FINANCIERA DEL VALLE S.A.) corresponding to the year ended as of December 31, 2005, incorporates the financial statements as of December 29, 2005 and for the period between January 1 and December 29, 2005 of Corporación Financiera Colombiana S.A. (absorbed company), the review of which was conducted by another statutory auditor, who issued a qualified opinion on February 1, 2006; consequently, my opinion on the figures relative to Corporación Financiera Colombiana S.A. (absorbed company) included in the financial statements of CORPORACIÓN FINANCIERA COLOMBIANA S.A. (formerly, CORPORACIÓN FINANCIERA DEL VALLE S.A.) as of December 31, 2005, is solely based upon the report of such statutory auditor.

I obtained the information necessary to comply with my functions and carried out my work in accordance with audit standards generally accepted in Colombia. Such standards require that I plan an conduct the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting practices used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audits provide me a reasonable basis for expressing my opinion.

As mentioned in Note 3 to the financial statements, the Extraordinary General Stockholders' Meeting held on September 28, 2005 approved the merger commitment as from December 30, 2005, of Corporación Financiera Colombiana S.A., with Corporación Financiera del Valle S.A., surviving the latter as the absorbing company, and changing its corporate name into CORPORACIÓN FINANCIERA COLOMBIANA S.A. The financial statements as of December 31, 2004 which are presented for comparison purposes, only involve amounts related to Corporación Financiera del Valle S.A. (absorbing company).

In my opinion, the financial statements referred to above, duly taken from the accounting books, present reasonably the financial position of CORPORACIÓN FINANCIERA COLOMBIANA S.A. (formerly, CORPORACIÓN FINANCIERA DEL VALLE S.A.) as of December 31, 2005 and 2004, the results of its operations, the changes in its stockholders' equity, and its cash flows for the years then ended, in conformity with accounting guidelines and practices established by the Office of the Superintendent of Financing, applied on a consistent basis.

Based upon my functions as statutory auditor, the scope of my tests as of December 31, 2005 and 2004 and the statutory auditors' report of Corporación Financiera Colombiana S.A. (absorbed company), I report that the accounting books of the Corporation is carried pursuant to the legal norms and the accounting technique; the transactions recorded in the accounting books and the acts of Management were adjusted to the bylaws and to General Stockholders' and Board of Directors' decisions; the correspondence, account vouchers and minute and stock registry books are duly kept and preserved; the assessment and classification of receivables, accrual of yields, recording of provisions for the portfolio of receivables and foreclosed assets, and the adoption of the Special Market Risk Management System (SEARM, for its Spanish initials) were conducted in all material aspects according to the criteria and procedures established by External Circular Letter 100 of 1995 issued by the Office of the Superintendent of Financing; the Management report duly matched the basic financial statements; and the contributions t the Integral Social Security System were accurately and timely made. My evaluation of internal control, conducted with the purpose of establishing the scope of my audit tests, indicates that the Corporation has followed adequate internal control and preservations and custody measures of its assets and of those of third parties under its possession. My recommendations on internal controls have been communicated in separate reports addressed to Management.

OSCAR DARIO MORALES R.
Statutory Auditor
Professional Card No. 3822-T
Member of Deloitte & Touche Ltda

February 3, 2006

4.2.2. READING OF THE ANNEX CONTAINING THE INFORMATION REQUIRED BY ARTICLE 446 OF THE COMMERCE CODE, PARAGRAPH 3RD.

Pursuant to provisions of Article 446, paragraph 3, of the Commerce Code, CFC´s Board of Directors and the President advise the shareholders that during the period ending on December 31st, 2005, the following expenditures were made:

(Amounts given in millions of Colombian pesos, excepting the capital conformation)

➢ Salaries to Directors	5.186.050
➢ Bonuses to Directors	352.771
➢ Fees to the Board of Directors	193.000
➢ Fees of independent consultants	4.464.358
➢ Travel expenses	325.509
➢ Donations made by the CFC	19.208
➢ Advertisement and publicity	1.477.694
➢ Public Relations	223.311
➢ Transportation	1.146.383

- At closing, CFC´s overseas deposits amounted to US$ 948,219.47 and Col.Ps 2.165.941.8
- Foreign currency obligations amounted to US$107.471.080.8 and Col. Ps 245.487.592.1
- CFC´s investments as of December 31st, 2005 were the following:

Sociedades anónimas (corporations) and associations of persons	1.672.520.529
Overseas financial entities	13.995.622
Liquidity investments	352.890.582
Obligatory investments	34.104.384

- As of December 31st, 2005, CFC´s capital was conformed as follows:

	Number of Shares	Capital in Col.Pesos
Authorized	160,000,000	1,600,000,000
To be subscribed	13.700.239	137,002,390
Subscribed and paid in	146.299.761	1.462.997.610

- As of December 31st, 2004, contingent accounts and memorandum accounts amounted to Col.Ps12.208.181.8 million.

4.2.3. READING OF INFORMATION REQUIRED BY CIRCULAR LETTER No. 007, 1996 FROM THE BANK SUPERINTENDENCY.

Pursuant to provisions of External Circular Letter No. 007, 1996, issued by the Bank Superintendency and by reason of the functions of the Audit Committee, following are the main activities carried out by this committee during 2005:

AUDIT COMMITTEE

The Audit Committee is a body that supports the Board of Director´s activity and is responsible for supervising CFC´s internal control structure, supervising the internal auditor´s and/or comptrollership´s functions and activities, and checking for the transparency of the financial information prepared by CFC, and making sure the necessary controls on asset laundry prevention system are in place.

In 2005 Corporación Financiera del Valle S.A. merged into Corporación Financiera Colombia S,A,. This latter company supervised its internal control system with the meetings held by the Audit Committee on March 2nd, July 6th and December 7th, 2005.

In 2005, the committee held three meetings meeting the minimum number required by regulations in force. These meetings were held on the following dates: January 24th, April 11th, August 16th, where the following subjects were treated among others, in order to evaluate CFC´s internal control structure.

- ✓ The Committee knew CFC´s financial statements as of December 31st, 2004, checking for the necessary controls to be in place in order to guarantee reliability and reasonability of information.

- ✓ Confirmed the Statutory Auditor´s opinion with respect to the sufficiency and appropriateness of CFC´s internal control measures to be submitted to the Shareholders General Assembly (article 209 of the Chamber of Commerce).

✓ Approved the Work Plan to be developed by the Comptrollership and knew the Statutory Auditor's 2005 work plan.

✓ Knew the follow-up works by the Comptrollership and the Statutory Auditor with respect to SARC carried out in 2005.

✓ The Committee supervised the appropriate application, updating of the Integral System for Asset Laundry Prevention, checking for the existence of the necessary controls to avoid CFC being used as an instrument to carry out illegal activities.

✓ Supervised the Comptrollership's functions and activities and evaluated the sufficiency and effectiveness of the internal control measures in the following subjects:

- Follow-up to SARC's development.
- Confirmation of CD's and Loan Portfolio balances.
- Security of the System and Applications
- Taxes (Compliance with tax obligations - 2004 income tax)
- Loan portfolio
- Private Banking
- Asset Laundry Prevention Procedures
- Fixed rent and derivatives investments
- Bank conciliations
- Evaluation of net position control procedures
- Evaluation of the internal control system of companies such as Grupo Pajonales, Hoteles Estelar S.A., Valora S.A., Casa de Bolsa S.A. and Banco Corfivalle (Panama)
- Evaluation of the asset laundry prevention system by Citigate Global Intelligence.
- Evaluation of compliance of risk management policies procedures in treasury operations.

✓ Knew the Statutory Auditor's activities, evaluated the sufficiency and effectiveness of its reports on different subjects, and verified the measures taken by the Management with respect to the exposed subjects derived from suggestions and recommendations.

✓ Knew and evaluated the Compliance Official's reports prepared during 2005.

✓ Knew and evaluated the Bank Superintendency requirements and reports prepared during 2005.

✓ Knew the evolution of the Evaluation and Rating of CFC's Loan Portfolio and Provisions, and the performance of the respective Committee.

From the above, the Audit Committee met the objective of supervising CFC's internal control structure, so that the procedures designed reasonably protect its assets. Controls are in place to verify compliance of different operations with appropriate levels of approval, authorization and registering.

4.2.4. CONSIDERATION BY THE ASSEMBLY OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCES AS OF DECEMBER 31ST AND RELATED PROFIT AND LOSS STATEMENTS.

Before submitting the financial statements to the consideration of the Shareholders, the Secretary read Office Letter No. 2006005460-001-000, submitted by Mr. Rodolfo Aquilino Cifuentes Bustos, Director of Institutional Supervision for Financial Intermediation with which Financial Superintendency considers that CFC´s financial statements can be submitted to consideration of the Shareholders General Assembly and authorizes their publication.

The President of the Assembly, Mr. Pedro Nel Ospina Santa María, asked the shareholders whether they approved the Financial Statements submitted to their considerations. Subsequently, the Assembly approved the following proposal:

PROPOSAL No. 2

CFC´s Shareholders General Assembly Meeting.

RESOLVES:

To approve the Individual and Consolidated General Purpose balances as of December 31st, 2005 and related Profit and Loss Statements, as well as the Management Report and the Statutory Auditor´s report.

The previous proposal was approved with the favorable vote of 112,480,071 of the total Common shares, as Mr. Mario Scarpetta Gnecco holding 653,586 shares and representative of Mrs. Consuelo Scarpetta Gnecco holding 20,650 shares and Mrs. Lilly Scarpetta Gnecco, holding 648,984 shares abstained from voting; as they are directors of the company, they abstain from approving with their own shares the Management accounts. Also, this proposal was approved by 3,833,110 Non-voting Preferred Dividend shares.

5. PROFIT DISTRIBUTION

The president of the assembly asked the secretary to read the profit distribution project proposed by CFC´s management.

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
DECEMBER 31, 2005

Profit after tax		$ 223.082.720.843,24
Release reserve for investment valuation:		$ 1.032.063.597,00
Profit to disposition of the assembly		$ 224.114.784.440,24
To wipe out losses	$ 16.353.160.460,59	
To constitute legal reserve	$ 22.308.272.084,32	
Reserve on investment valuation Dec 2336/ 95	$ 41.249.255.739,24	
Reserve for future distributions	$ 51.204.898.022,56	
Cash dividend of $1.254.47 pers hare over the 9.298.994 non-voting preferred dividend shares of the subscribed and paid in shares as of December 31, 2005, related to the accumulated dividends with pending payment for each one of the following periods: 2002 $356.56, 2003 $436.94 and 2004 $460.97. This dividend shall be paid in cash on March 15, 2006.	$ 11.665.309.003,18	
For a dividend of $555.94 per share over the 146.299.761 paid shares as of December 30, 2005. This dividend shall be paid in cash on March 15, 2006.	$ 81.333.889.130,34	
EQUAL SUMS	**$ 224.114.784.440,24**	**$ 224.114.784.440,24**

Banco de Bogota´s proxy advised the President that on behalf of his represented, he was proposing the following profit distribution project that was submitted to the directors and the president asked the secretary to read it:

CORPORACIÓN FINANCIERA COLOMBIANA S.A.
PROFIT DISTRIBUTION PROJECT
DECEMBER 31, 2005

Profit before tax		$ 232,517,899,843.24
Less: provision for taxes		$ 9,435,179,000.00
Profit after tax		$ 223,082,720,843.24
Release reserve for investment valuation:		$ 1,032,063,597.00
Profit to disposition of the assembly		$ 224,114,784,440.24
To wipe out losses from previous periods	$ 16,353,160,460.59	
Reserve on investment valuation Dec 2336/ 95	$ 41,249,255,739.24	
Reserve for future distributions	$ 58,513,055,611.56	
Cash dividend of $1.254.47 pers hare over the 9.298.994 non-voting preferred dividend shares of the subscribed and paid in shares as of December 31, 2005, related to the accumulated dividends with pending payment for each one of the following periods: 2002 $356.56, 2003 $436.94 and 2004 $460.97. This dividend shall be paid on March 15, 2006.	$ 11,665,309,003.18	
Cash dividend of $658.47 per share over the 146.299.761 subscribed and paid in shares as of December 30, 2005. This dividend shall be paid in six monthly allotments, within the first five days of every month, starting on 1st , 2006.	$ 96,334,003,625.67	
EQUAL SUMS	**$ 224,114,784,440.24**	**$ 224,114,784,440.24**

At this point of the assembly meeting, the shareholders started to discuss the previous proposals, and two new proposals were derived thereof:

One proposal was introduced by the representative of Porvenir, Mr. Daniel Cortes Mc Allister, which set forth the same project of Banco de Bogota, with respect to the amount to be distributed on 2005 dividends, that is Col.Ps 96.334.003.625,67 modifying the payment dates as follows: (i) paying on March 15th in one allotment Col.Ps 81.333.889.130,34 the initial amount proposed by the company for distribution, and (ii) the remaining balance of Col.Ps 15.000.114.495,3 in one allotment on September 1st, 2006.

The latter and the fourth proposal was submitted by the Nation´s , Ministry of Finance´s proxy, Mrs. Nubia Spitia Peñuela, who proposed the same project of Banco de Bogota; however this latter included the paying of 2005 dividend at Col.Ps 658.47 per share in one allotment on March 15th, 2006.

After extended discussion and debating the four proposals, the voting was carried out, and the following results were obtained:

PROPOSALS	1- Company	2- Banco de Bogotá	3- Porvenir	4- Nation, Treasury Ministry
VOTING	0 %	73.7429%*	9.9421%*	7.825*

* total attending shares. 8.49% attending shares abstained from voting.

Therefore, the shareholders general assembly approved the profit distribution project submitted by Banco de Bogota S.A. with the favorable vote of 73.7429% of the shares represented at the Assembly.

6. BY-LAWS MODIFICATIONS.

Mr. Ospina proposed the Shareholders General Assembly to modify the by-laws with the following purpose: (i) to speed up the performance of the Board of Directors, by simplifying some issues related to the composition, notice of meetings and decisions of such corporate organs, (ii) update the norms of the regulations issued after the last by-laws modification and the new regulating developments related to good government practices consigned on Resolution 275, 2001 from Superintendencia de Valores and its modifications, (iii) provide more detail on the role of some positions within CFC´s internal structure, in order to reflect the flowchart approved by the Board of Directors, and (iv) adjust the subscribed and paid in capital taking into account the increase resulting from the actions issued by the merging.

Texts proposed to modify articles 1, 2, 3, 4, 7, 8, 19, 24, 27, 29, 30, 31, 33, 34, 35, paragraph 12 art. 37, 38, 39, 41, 42, 43, 44, paragraph c, art. 47, 49, 53, 54, 60, 69 and 70, which were unanimously approved by all the attending shares. Because article 42 was deleted which causes re-enumeration from article 42, and due to the length of the modification, the assembly authorized the compilation of all the by-laws. The final text of the by-laws with the approved modifications is the following :

PROPOSED ARTICLES
CHAPTER I

NAME, SPECIES, ADDRESS, OBJECT AND DURATION

ARTÍCLE 1st.- BUSINESS PURPOSE: CORPORACIÓN FINANCIERA COLOMBIANA S.A., being able to use the abbreviated names, CORFICOLOMBIANA S.A. or COFICOL S.A., with main office in the city of Bogotá D.C., is a loan and

investment institution whose main activity is to obtain term deposits, in order to make active loan operations and investments with the basic purpose of encouraging or promoting creation, reorganization, merging, transformation and expansion of companies, in the sectors that establish the regulations governing its activity, and organized pursuant to the standards provided by Law 45 1923, Decree 2041, 1987, the Financial System Organic Bylaws (Decree 663, 1993) and other modifying revoking or substituting regulations. As disposed by the General Assembly Meeting of the Corporation, it can change its headquarters and as disposed by the Board of Directors, it may establish branch offices or agencies within the national territory or abroad.

ARTICLE 2. As decided by the Shareholders´ General Assembly Meeting, through a by-laws reform, the Corporation may change its head office within the country and as decided by the Board of Directors, it may establish branch offices or agencies within the national territory or abroad.

ARTICLE 3. THE CORPORATION shall perform all the acts and agreements authorized to this type of loan institutions by the Financial System Organic Bay-laws or any other special provision or regulation that substitute, modify or add thereto. In developing its corporate purpose the Corporation may carry out all the necessary acts and agreements to attain its purpose, such as sponsoring savings and private investment, developing capital markets, promoting the creation, organization, reorganization of any type of manufacturing, agricultural, livestock, mining and hotel company, and other services to which the extension of its services is authorized; grant loans to such companies, subscribe and hold shares or partnerships in those companies, as well as fostering participation of local and foreign private capital, understanding that the statement of activities is just an example, as the extension of the same is established by law. It may also have a share in companies that provide financial, technical or administrative services, under the terms provided by Law 45, 1990 or subsequent norms.

ARTICLE 4. The corporation may not purchase or possess real estate; however, for the operation of its own offices and by virtue of the authorization granted by the Bank Superintendent, it may accept real estate in payment of obligations and put them on public auction by reason of mortgages on its favor, and subsequently sell them within the terms indicated by the Bank Superintendent, pursuant to the legal norms. In addition, the Corporation is subject to the restrictions contained in the regulations that govern its operation.

ARTICLE 5. The Corporation will have a duration of ninety (90) years, from October 2, 1961, when the Bank Superintendency approved its incorporation minute, with no prejudice of any legal provision on renewal of authorizations to operate. The Corporation may be dissolved before the end of its duration term, and it may be extended, pursuant to the law and the by-laws.

CHAPTER II

ARTICLE 6. CAPITAL. The authorized capital of Corporacion Financiera del Valle S.A. is one thousand six hundred million Colombian pesos (Col.Ps 1,600,000,000), divided into one hundred sixty million (160,000,000) shares with a par value of ten pesos (Col.Ps 10.oo) each. PARAGRAPH 1: The authorized capital is divided into Common Shares and No-Voting Preferred Dividend Shares. PARAGRAPH 2. Any modification of the authorized capital may be carried out through modification of the by-laws approved by the shareholders´ assembly meeting, where the notice of such meeting has previewed explicitly this issue within the order of the day, under penalty of inefficacy. In this case, the President will prepare a report supporting such proposal, that is at the disposal of all the shareholders during the term of the notice of meeting.

ARTICLE 7. The subscribed and paid in capital of THE CORPORATION is 1,462,997,610 Colombian pesos, represented in 137,000,767 common shares and 9,298,994 non-voting preferred dividend shares, all with a par value of TEN PESOS (Cl.Ps 10) each. Any unsubscribed share by the time of granting this instrument and the ones related to future authorized capital increases are kept in reserve at the disposal of the Board of Directors to be placed in compliance with the regulations prepared by the Board, and provide that payment of each subscription is in the form and the terms provided by the Law and with prior approval by the Financial Superintendent in order to proceed to the placement of such shares.

ARTICLE 8. In every new issuance of shares, the share subscription regulation provides the issuance of common shares and non-voting preferred dividend shares, in proportion to the number of shares of one type and the other outstanding at that moment. In order to place reserve shares issued during the development of its corporate purpose, the Corporation shall prefer as subscribers the already existing shareholders on the offering announcement date. The term provided on the share placement regulation to the shareholders shall be not earlier than fifteen working days and no later than three months to exercise the preferred subscription right, from the announcement date given by the Corporation as provided for the notice of the Shareholders General Assembly Meeting. Upon termination of the mentioned term, the shares pending to be subscribed may be freely placed in the market. The placement of shares may be carried out regardless of the preferred right, as long as it is approved by the Shareholders General Assembly. In the case of common shares, common shareholders may renounce to their preferred right with the favorable vote of the holders representing at least seventy percent (70%) of the voting shares attending the meeting. In the case of non-voting preferred dividend shares, the holders of this type of shares may renounce to their preferred right with the favorable vote of seventy percent (70%) of this type of shares, represented in the respective Assembly, as long as such percentage represents in turn, at least fifty percent (50%) of such subscribed shares. Not withstanding the above, the regulation may confer the holders of non-voting preferred dividend shares, preference to subscribe common shares under the same conditions than common shareholders. In this latter case, common shares may be issued on an exclusive basis.

ARTICLE 9. Any volunteer reserve and the distributable profit may be converted into capital by the Shareholders General Assembly through the issuance of new shares, with the agreement of the favorable vote of whoever represents at least eighty percent (80%) of the voting shares present at the respective meeting.

CHAPTER III
SHARES, SECURITIES AND SHAREHOLDERS

ARTICLE 10. The Corporation´s shares are nominal shares and are divided into two types: A) Common Shares and B) Non-Voting Preferred Dividend Shares. The holders of the shares have the same rights in their respective type. The Non-Voting Preferred dividend shares have the right to be paid over the results of each period in a way determined by placement regulation for minimum preferred dividend, upon creating the minimum legal reserve and before creating or increasing any other reserve, an amount equal to two percent (2%) per year of the price in Colombian pesos of the shares upon the subscription. The Board of Directors upon issuing the placement regulation may determine that such minimum preferred dividend be adjusted annually pursuant to the indexes and procedures determined by the Board. Non-voting preferred dividend shares are not convertible into common shares.

ARTICLE 11. The securities have a continuous numeration starting with the unit. Their form and text is determined by the Board of Directors pursuant to provisions of article 401 of the Commerce Code, and bear the authenticated signatures of the President and the Secretary. Each shareholder is issued a security for all his shares, unless single securities or partially collective securities are preferred. The securities are issued on a provisional basis while the whole amount of each share is paid up, and is changed with the definitive securities when all the subscribed shares representing them have been totally paid. Non-voting preferred dividend shares, besides the previous indications, contain on the back the special rights they confer.

ARTICLE 12. In case of losing a security, with sufficient proof of this fact as determined by the Board of Directors, it is replaced at the cost of its owner accompanying with a certificate supporting that it is a duplicate and mentioning the substituted security number. In case the lost security reappears, the owner returns the duplicate to the Corporation, which is subsequently destroyed by the Board of Directors, writing down such fact on the respective meeting. The duplicate is issued under the exclusive responsibility of the interested party and the Corporation has no responsibility thereof, before the shareholder, or whoever owns such shares in the future. If the disappearance of the security occurs from robbery, the issuance of the duplicate also requires the submission of the formal accusation.

ARTICLE 13. The Corporation has to keep a special book called "SHARE REGISTRATION AND LIEN BOOK" that contains the names and last names of the natural persons and the denomination or firm name of the legal entity and trade names of shareholders, indicating the type of shares and number of shares they own and their domicile and address. Also, such book contains any lien and beneficial interest and attachments or lawsuits that may be communicated to the Corporation by

the competent authority. CORFIVALLE only recognizes as shareholder whoever is recorded on the "SHARE REGISTRATION AND LIEN BOOK", as owner of shares.

ARTICLE 14. Any tax on the issuance or transfer of shares is exclusively charged to the shareholders.

ARTICLE 15. Shares may be transferred pursuant to the Law. The transfer of title is perfectioned with the consent of the contracting parties. However, for this act to be valid before the corporation and third parties, upon verifying the tradition, the act must be recorded on the "SHARE REGISTRATION AND LIEN BOOK", with a written order of transferor. This order may be given with an endorsement on the respective security. The order of transferor is followed by the cancellation of the seller´s registration, listing of a new registration in favor of purchaser, and issuance of one or several new securities to replace the ones´s formerly owned by seller. When deemed convenient by the Corporation, it may require authentication of the transfer order and in case of legal entities, a certificate of the legal capacity and the powers of the transfer order signer. In the case of forced sales or judicial awards of shares, the registration requires an authenticated copy of the pertinent document that is kept at the Corporation´s files with its related service, final judgment and registration, when provided by the Law.

ARTICLE 16. Shares whose property is under litigation may not be sold or imposed a levy without the permission of the judge that knows the respective trial, nor the attached shares without permission of the judge and plaintiff´s authorization. Selling of encumbered shares require the creditor´s authorization.

ARTICLE 17. Shares subscribed but not fully paid up may be transferable in the same way as the shares integrally paid, with compliance with requirements herein contained. However, subscriber and subsequent buyers are jointly and severally responsible before CFV of the unpaid value of such shares.

ARTICLE 18. CFV registers the transfer of any encumbered shares or whose ownership is divided or limited; however, it informs buyer in written form on the existence of such lien or limitation.

ARTICLE 19. Unless agreed otherwise, and as contained on the transfer letter that seller shall send to the Corporation, the dividends decreed and demandable on the date of such letter shall belong to the seller and the dividends decreed but not demandable on the same date shall belong to the buyer. Any dividend decreed and not demandable yet on the transfer date, shall belong to the shareholder on the date when the dividend becomes demandable.

ARTICLE 20. When a shareholder is in default of paying the installments of the shares he has subscribed, he may not exercise the rights inherent to such shares. CFV also recurs at the Board of Director´s option, to judicial collection, or to sell on behalf and at the risk of the defaulter and through a broker, the shares that would have been subscribed, or to assign the amounts received to pay up the number of shares corresponding to the allotments paid, with previous deduction of twenty percent (20%) of such amounts by way of indemnification of damages, that are presumed to be accrued simply from default of the shareholder.

ARTICLE 21. Unless otherwise explicitly stated by the parties, of which the Corporation is acknowledged, the profits confer the beneficiary all the rights inherent

to his nature of shareholder, excepting the right of selling and encumbering shares, of obtaining reimbursement upon liquidation, and all the other rights inherent to the bare ownership such as subscribing shares on new issuances, unless they are distributed as dividend.

ARTICLE 22. In case of pledged shares and except as otherwise provided by the parties, of which the Corporation is acknowledged, the pledger maintains all the rights inherent to his nature of shareholder.

ARTICLE 23. Whoever buys the Corporation´s shares by subscription, transfer or otherwise, is subject to the provisions of these by-laws and has to meet them.

CHAPTER IV
REPRESENTATION AND POWER OF ATTORNEY

ARTICLE 24. The shareholders may have representatives before the Corporation for any effect whatsoever, pursuant to the Law and these By-laws, using authorized proxies by written letter addressed to the Corporation and other private or public documents indicating the proxy´s name and the extension of his tenure. The powers granted in order to have representation at one or several Shareholders´ General Assembly Meeting, comprise the different sessions that may have to be held. The unqualified are represented for whoever exercise the parental authority over them or by their guardians. The illiquid succession is represented by the Executor with tenure or administration of the assets, if applicable. In case of several executors, they unanimously agree on appointing a single representative, unless one of them has legal authorization for such purpose. In default of the executor, the representative is the person elected by the successors recognized at the trial by majority of votes. In order to exercise the voting right conferred by the law in the cases specified thereof to the non-voting preferred dividend shareholders, and who exercise at the Extraordinary or Common Assembly Meetings, as the case may be, they have to use the representative they have elected, or if not elected, they will individually exercise such right.

ARTICLE 25. Each shareholder, either a natural or juridical person, community, succession, etc., may not designate but a single individual to represent him at the corresponding Shareholders General Assembly Meeting, whatever the number of shares he possesses.

ARTICLE 26. The representative or proxy of a shareholder may not fraction the vote of his principal. This means that he may not elect or vote with shares represented in a specific sense or by specific individuals and with other shares of the same principal in a different sense or by other individuals. However, this individual nature of the vote does not oppose to the representative or proxy of several shareholders to vote or elect, in each case, following separately the instructions of the principal, but without fractioning the vote related to the shares of a single shareholder.

CHAPTER V
DIRECTION AND MANAGEMENT

ARTICLE 27. The Corporation´s direction and management is exercised by the following main bodies: a) The Shareholders´ General Assembly; b) the Board of Directors and the Committee established by the former; c) the Presidency; d) the Executive Vice Presidencies and the Vice Presidencies; e) other officials; and f) the organisms created by the Board of Directors.

CHAPTER VI
SHAREHOLDERS GENERAL ASSEMBLY

ARTICLE 28. The Shareholders General Assembly is made up by the shareholders with right to deliberate, listed on the book called "SHARE REGISTRATION AND LIEN BOOK" or their representatives or proxies, met with the quorum and other requirements provided by the By-laws.

ARTICLE 29. The General Assembly Meeting shall be presided over by the President of the Board of Directors, or the Vice President of the same, or by any of the other Directors. In case of absence of all of them, by the President of the Corporation or whoever replaces him, or by the shareholder designated by an absolute majority of attendants.

ARTICLE 30. The Assembly meets on its own right on the first working day of April and October, respectively, at 10:00 a.m., at the President´s offices located at the headquarters. In this event the Assembly may deliberate and make valid decisions with a plural number of persons, whatever the quantity of shares represented. The extraordinary meetings are held whenever deemed convenient by the Board of Directors, the President or the Statutory Auditor, or a plural number of shareholders representing at least one fourth of the subscribed shares. In this latter case, the request clearly states the object of the meeting.

ARTICLE 31. A fifteen (15) day previous notice shall be given to call to the common meeting and at least a five (5) day previous notice shall be given to call to extraordinary meetings. The notice of the meeting is made with one (1) announcement published on a local newspaper of the domicile, or through a personal and written communication sent to each shareholder to the address recorded at the corporation. The minute of the corresponding meeting consigns the notice of the meeting, by inserting the text thereof and mentioning the name and number of the newspaper edition, if made by this means. The announcement of the notice of the meeting contains the order of the day, and the Assembly may not treat any other subject than the one therein indicated, unless so decided by the Assembly itself with the favorable vote of the majority of the present votes; however, in every case, it may remove the administrators and other officials whose designation is on its account. When convoking the Shareholders General Assembly where the non-voting preferred dividend shareholders may intervene, the notice of the meeting also summons the Assembly of preferred dividend shareholders, specifying the subjects to be treated at the Assembly, in order to determine whether they empower their representative to vote on their behalf, pursuant to the instructions provided. The Assembly meeting of

preferred dividend shareholders precedes the Shareholders General Assembly Meeting.

ARTICLE 32. There is quorum to deliberate at the common and extraordinary General Assembly meetings with the attendance of a plural number of persons representing voting shares on an equal or higher number than half plus one of the subscribed shares.

ARTICLE 33. In case the Assembly Meeting is not held due to insufficient quorum, a new meeting shall be called to validly deliberate and make decision with the attendance of a plural number of individuals, whatever the number of shares represented. The new meeting shall be held at least ten (10) working days and no later than thirty (30) working days after the dated fixed for the first meeting.

ARTICLE 34. The Shareholders General Assembly Meeting has the following functions:

a) Elect for one (1) year periods, the seven (7) Principal Directors who will make up the Board of Directors, and their respective alternate members and remove them freely. b) Elect for one (1) year periods the Statutory Auditor and his alternate, as well as the Statutory Auditor´s assistants, as deemed convenient and remove them freely. c) Define the fees of the Board of Directors members and the Statutory Auditor´s remuneration, as well as fixing the appropriations for the supplies of human resources and technical resources destined to the performance of the Statutory Auditor´s functions; d) approve or disapprove, at each one of the common meetings, the Management and the General Balance accounts. In case of disapproval, it appoints from among its members a plural commission to examine the accounts, inventory and balance, and submit a report to the Assembly, at the indicated date in order to continue the meeting; e) Analyze the reports submitted by the Board of Directors, the President and the Statutory Auditor; and request the reports from any other official or employee of the Corporation; f) Decree profit distribution, and fix the dividend periods, authorize the cancellation of losses or capitalization of profits; and create special reserve funds other than the legal one; g) Approve the incorporation of the company to another of the same kind; h) Authorize the incorporation of another company of the same kind to this corporation; i) Approve the by-law modifications, as well as the conversion, division, acquisition, merging and transfer of assets, liabilities and agreements as provided on the Financial System Organic By-Laws. In this case, the decision is adopted with the majority required in these by-laws, which includes the favorable vote of the preferred dividend shareholders whenever they are required to participate with their vote in agreement to the rights they are conferred by the law to those shares; j) Order the issuance of bonds obligatorily convertible into shares of the Corporation; k) Create the position of Permanent Consultant of the Board of Directors with powers to attend its meetings, earning the same fee assigned to the Board of Directors; and l) Guide the operation and general course of business; and exercise the other functions indicated by the by-laws and within its responsibility as the highest directive entity of the Corporation.

ARTICLE 35. Unless the Law states a higher deciding quorum, the by-law reforms, shall be approved with the majority vote of the attendants. The by-laws shall be perfectioned as Public Deeds by the President of the Corporation, with previous

authorization of the Bank Superintendent. **PARAGRAPH 1.** When the by-law modification consists on a shareholders´ equity reduction, in order to preserve the preferred dividend shareholders´ rights, the Assembly approving such modification, applies provisions of Law 27, 1990, its regulating Decree or the norms that substitute or modify them. **PARAGRAPH 2.** In case the Common Shareholders´ Assembly resolves to reduce the par value of each share, and this results in an increase of the number of outstanding shares, the same procedure applies to all the non-voting preferred dividend shares, thus preserving the proportion between one and the other type of shares.

ARTICLE 36. All the meetings, decrees, resolutions, deliberations and other acts of the General Assembly are written down on the Minute Book that is recorded with the Chamber of Commerce of the headquarters location and is foliated. Minutes are approved, if possible before adjourning the meeting; and otherwise, they are approved by two representatives appointed by the Assembly. The minutes are signed by the President and the Secretary of the Assembly, or in default, by the Statutory Auditor.

CHAPTER VII
ELECTIONS AND VOTING

ARTICLE 37. The election and voting made by the Shareholders General Assembly are governed by the following rules: FIRST. Each common share is rightful to one vote. SECOND. The voting may be either written and private, voice and public. THIRD. The Board of Directors is appointed with the electoral quotient method, and the Statutory Auditor and his Alternate by the majority of the votes corresponding to the shares represented at the same meeting. FOURTH. Removal of the members of the Board of Directors or the Statutory Auditor or his alternate is supported by the majority of votes of the shares represented at the meeting. FIFTH. The members of the Board of Directors are elected from a list of principals, in the number provided on the by-laws, with their respective personal alternates, and the counting of votes is done with the electoral quotient system. This is determined by dividing the total number of valid votes issued by the number of individuals to be elected as principals. As many principals with their corresponding alternates will be elected out of each list as many times the quotient fits into the number of votes issued by the same. If there are any remaining positions to assign, these are for the highest residues, on descending order; that is, the first position to assign belongs to the list that obtained the highest residue, and so on, until completing the election of all the members comprising the Board of Directors. The same system is used to elect any commission, board, collegiate bodies, etc. made up by two or more individuals; SIXTH. Blank votes are calculated only to determine the quotient; SEVENTH. Upon the General Assembly declaring the Board of Directors, Principals and Alternates legally elected, it numbers ones and the others, in the order they have been placed and elected on the single sheet, or in the sheets that had elected one or more candidates. On this basis, it is decided the First, Second, Third, members, etc, and their personal alternates; EIGHTH. When a candidate name is repeated in the same voting slip, the votes on

his favor are calculated only once; however, if the repetition consists on appearing as principal and as alternate at the same time, the inclusion as alternate is not taken into account if he had been elected already as principal; NINETH. If a voting slip contains a higher number of names than the limit number provided by the by-laws, the first ones in the arrangement are scrutinized, until completing an eligible number. If the number of names were lower, the ones with a slip will be scrutinized; TENTH: The elected persons may not be replaced in partial elections, without making a new election with the electoral quotient system, unless vacancies are unanimously provided. ELEVENTH.- Except in the cases of legal representation, at the General Assembly meetings the administrators and employees of the company may not represent other shares than their own, while in their positions at the company, nor substitute the powers they are conferred. In addition, they may not vote with their own shares the approval of the fiscal year accounts and the liquidation accounts. TWELVETH.- Except in the cases when the law requires a higher number of votes, the acts of the General Assembly require for their validity the affirmative votes of a plural number of shareholders representing no less than half plus one voting shares present at the meeting upon making the voting. THIRTEENTH.- The shares owned by the Corporation may not be used to vote. FOURTEENTH.- In case of tie motion votes, the voting will be repeated and if tie occurs again, the motion is understood as denied, and FIFTEENTH.- The Board of Directors may not have any type of majority made up by individuals tied with marriage, or kinship within the third degree of consanguinity or second of affinity, or first civil relationship. Any decision made opposing this prohibition is absolutely ineffective. PARAGRAPH.- When non voting preferred dividend stockholders attend the common shareholders assembly meeting to exercise their voting right, pursuant to Law 27, 1990, the quorums required to approve decisions, under the previous rules are calculated under the terms of Law 27, 1990, the regulating decree 3091 of the same year or the regulations that modify or add to these by-laws. When the Assembly meetings of non-voting preferred dividend shareholders meets separately, the decisions therein adopted, are approved by the majority indicated by the law.

CHAPTER VIII
BOARD OF DIRECTORS

ARTICLE 38. The Board of Directors is made up by seven (7) principal members, who shall have the capacity of First, Second, Third, Fourth, Fifth, Sixth and Seventh, according to their election order. All of them shall have their respective personal alternates. Both principal members and alternates shall be elected by the Shareholders General Assembly for a one (1) year period; however, they shall maintain their tenures until their successors are appointed or declared qualified, unless they have been previously renewed or unqualified. Out of the seven members of the board of directors, at least twenty five (25%) shall be independent, under the terms provided by the law.

ARTICLE 39. Before exercising his tenure, every Director shall take possession of his position as provided on the Financial System Organic By-Laws.

ARTICLE 40. The Board of Directors, in its first meeting held after the election, appoints from among its members the President and Vice President; the latter replaces the former in his absolute or temporary absences. The functions of the President of the Board of Directors are the following: a) Plan and preside over the Board of Directors meetings; b) Coordinate the meetings of the Board of Directors Committees, of which he is a member for his own right; e) To be the spokesman and representative of the Board of Directors before the Management; and d) the other functions assigned by the Board of Directors.
ARTICLE 41. The Directors shall be replaced in their absolute or temporary absences as provided on the Financial System Organic By-Laws and other applicable provisions.
ARTICLE 42. The Board of Directors shall periodically meet at least once a month; and shall hold extraordinary meetings when so called by its President or by the President of the Corporation or by the Statutory Auditor, or by two (2) of the members in their capacity of principal members. The Board shall be presided by its President or its Vice President, or in the absence of both, with one of its members in the numerical order in which they were elected by the Shareholders General Assembly. The Board of Directors may also deliberate and make valid decisions using the mechanisms approved on articles 19 and 20 of Law 222, 1995.
ARTICLE 43. The Board of Directors shall deliberate and make valid decisions with the attendance and the votes of the majority of its members. Each one of the Principal Directors and the Alternates in tenure shall have a vote. In case of an equal number of votes, it shall be understood as denied.
ARTICLE 44. The alternates of the Directors may be called to the Board meetings even when their attendance is not required, if so decided by the Board, pursuant to the importance of the issue to be treated. In this case, the alternates whose principal attends the meeting have a voice, but not a vote, and receive the same remuneration as the principals.
ARTICLE 45. The Corporation´s President attends the deliberations of the Board of Directors and the Statutory Auditor may be present when called; however, they do not have a vote, and do not receive any remuneration for their attendance.
ARTICLE 46. The functions of the Board of Directors are the following: a) Freely appoint and remove the President and the Executive Vice Presidents of the Corporation and indicate them their assignments; b) Create Committees to study and decide over the specific issues as well as invest them with the necessary powers, within the limits of their assignments, and indicate the remuneration of their members. These Committees either permanent or temporary may be made up by members of the Board of Directors and/or external members. d) Decree the creation and suppression of branches within the national territory or abroad, with previous compliance with legal requirements; indicate the powers and attributions of the Manager and his Advisor Committee, if deemed convenient to create a Committee, as well as regulating the operation of each branch. Also, order the opening or suppression of Agencies of the Corporation anywhere; e) Call the General Assembly to extraordinary meetings when considered convenient and when so required by a plural number of shareholders representing, at least, one fourth of the outstanding

shares. In this latter case, the notice of the meeting is sent within the ten (10) working days following the day when the request is submitted to the consideration of the Board: f) Submit for approval at the General Assembly common meetings the general balance of the end of the period; the profit and loss statement and a profit distribution project; g) Submit to the same Shareholders General Assembly a report about the Corporation´s economic and financial situation including all the accounting and statistic data required by the Law, as well as the business performance and reforms and extensions deemed convenient intended to improve the corporate purpose. This report may be the same one prepared by the President, if in agreement, or a different or complementary one: h) Determine how and on which basis to launch to the market reserve shares or subsequently issued shares, unless the Shareholders General Assembly has a special destination for such shares; i) Authorize the contracting of national or foreign loans and issuance of bonds, indicating the amount of the same, the par value of each bond, placement and way of payment, the amortization system and other issuance conditions; j) Regulate the issues related to the special compensation fund, retirement, and employee assistance; k) Meet and make others meet the General Assembly´s decisions and its own; and serve as a permanent advising organ of the Corporation´s President; ; l) Authorize the Corporation´s President to encumber, mortgage, or pledge the company´s assets; m) Decide whether the differences that may occur as a result of the business operation are compromised or transacted; and authorize the President of the company to make such agreements and make all the necessary acts related therewith. In case of any dispute between the Corporation and one of its shareholders as a result of the corporate agreement, to appoint an arbitrator or arbitrators and the legal advisor to represent the company before the Court of Arbitration; n) Empower the President of the company to make every act or agreement, other than the ones indicated on the previous letters. Notwithstanding, the Board of Directors may empower the President to freely make any act or agreement in the amounts deemed convenient; o) Exercise the other functions indicated in these by-laws and the necessary or convenient functions to appropriately manage the corporate businesses and the companies where it holds an interest, as the Board of Directors has delegated the most ample power to make, execute or perform as well as control the compliance of every act or agreement included explicitly or legally within the corporate purpose, as defined on article 3, of these by-laws and not explicitly attributed to the Shareholders General Assembly; p) Authorize the President to either permanently or transitorily, delegate one or several of his attributions and functions on one or several of the Corporation´s officials or employees; q) Adopt specific measures related to the corporate government, its behavior and information, in order to assure the respect of the rights of investors in its shares or in any other security, the appropriate management of its businesses and public knowledge of its operation; r) Approve a Good Government code that contains all the rules, policies and mechanisms required by the law, the regulations, the Shareholders General Assembly, the by-laws and in general, the corporate government best practices, s) Make the necessary proceedings and respond in written form to the proposals submitted to the board of directors by a plural number of shareholders representing at

least, five percent (5%) of the subscribed shares, clearly indicating the reasons that motivated such decisions, as long as such proposals do not involve subjects related to industrial confidentiality or strategic information for the development of the company.

ARTICLE 47. All the meetings, deliberations and decisions of the Board of Directors are written down on the Minute Book, foliated and attested by the local Chamber of Commerce. Minutes are signed by the President of the meeting, the President of the Corporation if present or whoever represents him, and the Secretary.

CHAPTER IX
PRESIDENT

ARTICLE 48. The Government, the Management and the representation of the Corporation shall be in charge of the President, who is replaced in his absolute, temporary or accidental absences by the Vice Presidents appointed by the Board of Directors.

ARTICLE 49. The Corporation may have one or more Executive Vice Presidents and one or several Vice Presidents when the Board of Directors deems the creation of such positions convenient.

ARTICLE 50. All the Corporation´s employees, except the ones elected by the Shareholders General Assembly, report to the President and are under his immediate orders and supervision.

ARTICLE 51. The functions of the President of the Corporation or whoever represents him are the following: a) Represent the Corporation judicially or extrajudicially, and use the corporate signature; b) Call the Shareholders General Assembly and the Board of Directors to extraordinary meetings when so deemed convenient; c) Submit to the Shareholders General Assembly in its common meetings a detailed report about the general operation of businesses, modifications introduced and the ones considered inconvenient to implement in its work methods and on the perspectives of businesses themselves; d) Submit jointly with the Board of Directors, the accounts, inventories balance, along with a profit distribution project or cancellation of liquid losses and the report of the above item; e) Report the Board of Directors on a permanent and detailed basis on the business operation and provide all the data and reports required; f) Grant the necessary powers for the immediate defense of the corporate interests when the Corporation is sued, and advise the Board of Directors to make definitive decisions about appointing a legal advisor and his powers; g) Comply and make others comply with the decisions of the Shareholders General Assembly, the Board of Directors and the Committees created, and make sure the employees and other officials of the company timely meet their duties; h) Make all the agreements and execute all the acts intended to meet the corporate purpose; therefore, it may sell under any title the corporate assets; and encumber or put them under mortgage; appear in trials, transact and compromise corporate businesses, of any nature whatsoever; desist, file any type of resource; make loans for any amount of money, make deposits in banks or bank agencies;

grant, draft, endorse and discount, promissory notes, letters of exchange, checks, drafts, bills of exchange and other securities, as well as keep, charge, pay, discharge them, etc.; grant loans, and in general, represent the company in all the necessary acts for the development of the corporate purpose, within the powers indicated by the Board of Directors for such purpose; i) Organize, pursuant to the regulations issued by the Board of Directors, all the issues related to compensations, retirement, assistance and employee benefits; j) Appoint the necessary employees for the flawless operation of the Corporation and whose appointment is not delegated hereby to the Shareholders General Assembly or the Board of Directors; indicate their functions and their assignments; k) Exercise all the functions delegated by the Board of Directors, the ones conferred by the law and these by-laws, and the ones corresponding to the nature of his positions; l) Delegate with the previous authorization of the Board of Directors, some of his delegable attributions on one or several of his officials or employees, either transitorily or permanently; m) Submit to the Board of Directors and watch over the permanent compliance of the specific measures related to corporate government, its behavior and information, in order to assure the respect of the rights of its investors, appropriate management of its businesses and public knowledge of operation. n) Assure the respect of shareholders and other investors´ right, in agreement with the parameters indicated by the market control entities. o) Provide the market with timely, complete and reliable information about its financial statements and its business and management behavior, without prejudice to provisions of articles 23 and 48 of Law 222, 1995. p) Compile in a Good Government Code all the regulations and mechanisms legally required, the by-laws, and in general, the best practices of corporate government to be submitted to Board of Directors for approval. This Code is maintained on a permanent basis at the Corporation´s headquarters at the disposal of the shareholders and the investors for consultation.

CHAPTER X
SECRETARY

ARTICLE 52. The Corporation shall have a Secretary who can be freely appointed and removed by the Board of Directors, who shall be also the Secretary of the Shareholders General Assembly and the Board of Directors.

ARTICLE 53. The duties of the Secretary are the following: a) Keep the Minute books of the Shareholders General Assembly and the Board of Directors, and sign such minutes; b) Keep the Share Registration and Lien Book, make the pertinent notes and report them to the respective interested parties; c) Communicate the notice of the Shareholders General Assembly, Board of Directors and Committees meetings; d) Maintain in good condition the books, papers, accounts, files and other items conferred; and e) Comply with any other duty assigned by the by-laws, the General Assembly, the Board of Directors, the Committees, or the President.

CHAPTER XI
STATUTORY AUDITOR

ARTICLE 54. The Corporation has a Statutory Auditor appointed by the General Assembly for the same period as the Board of Directors, and can be reelected indefinitely and be freely removed at any time. The Statutory Auditor is the public accountant and has an alternate who replaces him while the General Assembly provides the position.

ARTICLE 55. The Statutory Auditor may not be either by himself or through a representative, a shareholder of the Corporation, or have a relation within the fourth degree of consanguinity, first civil or second affinity with the President, Vice Presidents, with any member of the Board of Directors, with the Secretary or with the Cashier, the auditor or accountant of the Corporation; he may not be either co-partner or part-owner of any of these officials, or particular subordinate of any of them. He may not perform any other task at the Corporation, nor make either directly or indirectly agreements with the Corporation.

ARTICLE 56. The functions of the Statutory Auditor are the following: a) Make sure the operations made or accomplished on behalf of the company comply with the legal norms, the by-laws provisions and other decisions of the General Assembly and the Board of Directors; b) Report on a timely and written basis the General Assembly, the Board of Directors and the President, as the case may be, on any irregularity that may occur during the operation of the Corporation and its business development; c) Cooperate with government authorities that exercise the inspection and supervision of the Company and provide them with the necessary reports and send them any required document; d) Watch over the accounting of the Corporation and keeping of Minute Books of the Shareholders General Assembly, the Board of Directors, and properly maintaining the correspondence and account vouchers, giving the necessary instructions to accomplish such purposes; e) Inspect assiduously the company´s assets and make sure the necessary conservation and safety measures of the same are taken and of the ones under its custody or guarantee; f) Provide the instructions, practice inspections and request the necessary reports for the permanent control of the corporate assets; g) Authorize with his signature the Corporation´s balance prepared and accompany it with the related opinion and report; h) Convoke the General Assembly to extraordinary meetings when deemed necessary or when so required by a plural number of shareholders representing at least one fourth of the subscribed shares; i) Make sure all the insurance policies that cover the Corporation´s assets and the ones encumbered in its favor are timely issued and renewed; j) Make sure the obligatory life insurance issues and retirement pensions, in charge of the Corporation, are neatly organized and operate properly; k) Submit to the General Assembly in its common meetings a written report on the compliance of its duties and the result of its activities; and l) Make sure the Corporation´s management, accomplishes its specific duties established by the supervision entities, particularly the ones related to information requirements and Good Government Code; m) Accomplish any other function provided by the law or the by-laws, and the

ones being compatible with the previously mentioned ones, are assigned by the General Assembly or the Board of Directors.

ARTICLE 57. The Statutory Auditor has at his service the personnel authorized by the General Assembly, and the latter fixes the necessary assignments. The Statutory Auditors´ assistants is freely appointed and removed by the former and operates under his direction and responsibility.

CHAPTER XII
BALANCE, PROFITS, RESERVE FUNDS, DIVIDENDS

ARTICLE 58. The Corporation creates its accounting methods, books and balances in agreement with the provisions of the law that govern these issues and the norms indicated by the Financial Superintendent. On the last day of every month a detailed test balance of the Corporation´s accounts is prepared, which is submitted by the President to the consideration of the Board of Directors and remitted to the Financial Superintendency.

ARTICLE 59. On the 30th of June and on December 31st every year, the Corporation´s accounts are closed, an inventory of the corporate assets is carried out and a general balance of the accounting period is prepared, documents that along with the itemized statement profit and loss, with the profit distribution project and other annexes and reports required by the Law are submitted by the Board of Directors and the President of the Shareholders General Assembly in its common meeting. Both the inventory and the general balance that is signed by the Corporation´s President, the Accountant and the Statutory Auditor, are sent on authenticated copies to the Financial Superintendency. The general balance is published according to the legal norms.

ARTICLE 60. Ten percent (10%) of the liquid profit of each accounting period are taken to create and increase the legal reserve, until it amounts at least to fifty percent (50%) of the subscribed capital. Upon accomplishing this limit the Corporation is not obliged any more to continue taking to this account the above indicated liquid profit percentage; however, if for any reason the Legal Reserve is reduced, or the subscribed capital is increased, such reserve must be increased again to the same percentage, until completing the required amount. The General Assembly may provide a limit higher than the legal one for the legal reserve. PARAGRAPH. In order to preserve the non-voting preferred dividend shareholders right to receive on the results of each accounting period the priority dividend, in order to create the legal reserve, provisions of article 4, regulation 3091, 1990 are taken into account, or the norms that add or modify it. Upon paying the preferred dividend, and before decreeing the payment of dividend to common shareholders, the legal reserve may be increased above the minimum legal limit.

ARTICLE 61. Dividends are decreed for the type of shares referred on article ten (19) of these by-laws, in favor of all the subscribed and paid shares, and is paid on the dates established by the Shareholders General Assembly when decreeing them. The Company does not recognize any interest for the dividends unclaimed on time, which

remain at the Corporate cashier, on deposit and available to the order of its owners. The right to unclaimed dividends by the shareholders is subject to the terms indicated by the Law. The dividend received by common shareholders, may not exceed the one decreed for non-voting preferred dividend shares. PARAGRAPH. When the amount of liquid profits obtained on one period is insufficient to pay the preferred dividend, the balance accumulates to the related dividend up to the three (3) subsequent annual periods. For this purpose, the balance is paid from the first annual period after the one the one producing sufficient profits.

CHAPTER XIII
DISSOLUTION AND LIQUIDATION

ARTICLE 62. The company is dissolved in the following instances : a) Upon expiration of its term and duration ; b) Because losses use up the legal reserve and the by-law and conventional reserves, and also reduce the owner´s equity at least by fifty percent (50%) of the subscribed capital, unless the Shareholders General Assembly adopts one or several measures indicated on article 459 of the Commerce Code; c) it is so decided by the Shareholders General Assembly; and d) For the occurrence of any of the causes of dissolution established by the law, if the Company does not adopt any of the measures established by the same law to avoid it.
ARTICLE 63. Upon the dissolution of the Corporation, its liquidation proceeds immediately, and therefore, it may not begin any new operations within the development of its corporate purpose, and has to maintain its legal capacity only to carry out the necessary acts for its liquidation. The name of the Corporation, upon dissolution, has to add the expression " Under Liquidation".
ARTICLE 64. The liquidation is carried out by the person designated by the Shareholders General Assembly. The liquidator has two personal alternates who replace him in their order, in his absolute, temporary or accidental absences. In case the Assembly did not appoint a liquidator, the last President of the Corporation acts as such.
ARTICLE 65. During the liquidation period, the Shareholders General Assembly and the Board of Directors act with all their attributions, as long as they are compatible with the liquidation status.
ARTICLE 66. The liquidator, in performing his duties, sells all the Corporation´s assets, so that the shareholders do not make any allocations in kind, unless so decided by the Shareholders General Assembly with the favorable vote of the ones representing the absolute majority of the subscribed shares. PARAGRAPH.- The liquidator in exercising his functions, has to observe the priorities established on the common norms, as well as the special norms to preserve the rights of the Preferred Dividend shareholders.

CHAPTER XIV
ARBITRATION

ARTICLE 67. Any dispute that may occur between the shareholders and the Corporation, or among shareholders, by reason of the corporate agreement, during the corporation´s life, upon its dissolution, or during the liquidation period, is subject to arbitral decision.
ARTICULO 68. The court shall made up by three arbitrators, appointed with the agreement of both parties within the fifteen working days following the demand of any of the interested parties; if within such term no agreement is reached, the designation of the arbitrators shall be made by the Chamber of Commerce of Bogota. The arbitrators shall be Colombian citizens in full right and licensed lawyers. The sentence issued by the court has to be in law. The Court shall be governed by provisions of Decree 2279, 1989 or to the regulations that substitute or complement thereto, otherwise, to the norms of the Civil Procedure Code. Any notification to the parties within the arbitration process shall be addressed as follows: to CORPORACION FINANCIERA COLOMBIANA S.A. at its business address in the city of Bogotá, Carrera 13 No.26-45 Piso 8. To the shareholders, at their registered address on the Registration Stock Tax Book.

CHAPTER XV
MISCELLANEOUS PROVISIONS

ARTICLE 69. The managers of the company are not allowed to either sell or purchase the Corpoation´s shares themselves or through an agent, but in case of other operations or speculation reasons, and with the authorization of the Board of Directors, obtained with the favorable vote of two thirds (2/3) of its members, excluding the requester´s, or with the authorization of the Assembly when applicable.
ARTICLE 70. The shareholders may exercise the "Inspection and Supervision Right", either personally or through one of their representatives or principals, within fifteen (15) working days immediately previous to the Shareholders General Assembly Meetings where the inventory, general balance and the accounts are considered. For this purpose, the balance, inventory, minutes, books and other supporting documents, are deposited at the Management Offices at the Corporation´s headquarters, during such term.
ARTICLE 71. Except as provided by the Law and the by-laws, the non-voting preferred dividend shares have all the rights conferred to common shareholders by these by-laws and the Commerce Code.

7. ELECTION OF THE BOARD OF DIRECTORS FOR THE MARCH 2006 -2007 PERIOD.

Mr. Ospina declared that pursuant to modification of article 38 of the by-laws about the composition of the board of directors, it is necessary to elect a new board for the March 2006-2007 period.

The following list to make up CFC´s board of directors for the 2006-2007 period was read. The fee assigned per meeting is Col.Ps 800,000.

Principals	Alternates
LUIS CARLOS SARMIENTO GUTIERREZ	JOSE FERNANDO ISAZA DELGADO
CARLOS ARCESIO PAZ BAUTISTA	JORGE IVAN VILLEGAS
ALEJANDRO FIGUEROA JARAMILLO	JUAN MARIA ROBLEDO URIBE
EFRAÍN OTERO ALVAREZ	GERARDO SILVA CASTRO
JOSÉ HERNÁN RINCÓN GÓMEZ	ALVARO DE JESÚS VELASQUEZ COOK
MARIO SCARPETTA GNECCO	CONSUELO SCARPETTA GNECCO
RICARDO OBREGÓN TRUJILLO	RODRIGO LLORENTE MARTINEZ

The President informed the shareholders about the previous proposal to make up the board of directors and their fee. This was unanimously approved by the common shares and by the non-voting preferred dividend shares attending the meeting.

8. ELECTION OF THE STATUTORY AUDITOR FOR THE MARCH 2006 – 2007 PERIOD.

The President said that CFC´s management requested three (3) Statutory Auditor service proposals from the following firms: (i) KPMG Ltda, (ii) Amézquita & Cía. S.A. and (iii) Deloitte Colombia Ltda.

Following is a summary of the proposals submitted:

AMEZQUITA Y COMPAÑÍA S.A.		DELOITTE		KPMG
OFFICIAL	HOURS	OFFICIAL	HOUS	OFFICIAL AND TOTAL HOURS DEDICATED
1 Partner	330	1 Partner	145	1 Partner
1 Manager	1.320	1 Manager	265	1 Manager in charge
1 Supervisor	1.650	1 Senior	750	
2 Financial auditors	2.310	2 Audit Staff	1.500	2 Public accountants
1 Systems auditor	330	4 Systems specialist	420	Professionals in technological safety
1 Legal consultant	330	4 Legal and tax specialists	250	Professionals in tax evaluation
1 Risk consultant.	330	4 Risk, treasury and derivatives specialist.	340	Risk experienced professionals
	6.600		3.670	5.060
Col.Ps 192.000.000,00		Col.Ps 199.200.000,00		Col.Ps 400.000.000,00

The Shareholders General Assembly under the unanimous vote of the Common Shareholders and the Non-voting Preferred Dividend Shareholders decided to appoint Deloitte Colombia Ltda. as CFC´s Statutory Auditor for the March 2006 – March 2007 period, with a common annual remuneration of Col.Ps 199.200.000, plus the related IVA (Value Added Tax), which shall be paid on a monthly basis in 12 allotments of Col.Ps 16.600.000.

Under the terms of the Basic Legal Circular Letter, this is the detail:

The total estimated hours is 3,670 that include participation at the Audit Committees and at the Board of Directors meetings. They shall attend these meetings when considered convenient or when invited by the Directors and/or the Management, and distributed as follows:

Category	Hour intensity	Number of persons
Audit partner	145	1
Audit manager	265	1
Audit Senior	750	1
Audit Staff	1.500	2
Tax and Legal Specialists	250	4
Risk, treasury and derivatives Specialists	340	4
Systems Specialists	420	4
Total	**3.670**	

The time assigned to the Partner and the Audit Manager includes participation at the board of directors and committee meetings where the Statutory Auditor´s attendance is required. This time is 100 hours.

The individuals assigned to the Audit area of this project are Public Accountants and shall be supported by experts from other areas, such as lawyers, systems engineers, and economists; and also shall count on the assistance of other partners of the firm or world class experts, as required.

All the expenses incurred by the Statutory Auditor to carry out this activity and related to travel expenses, stationery, tools, mail, fax, phone, and telex, among others, shall be assumed by CFC, and are estimated in Col.Ps 700.000.

CFC shall make available for the Statutory Auditor in its main offices in Bogota, Medellin, Cali, Barranquilla and Bucaramanga, work stations with the following items:

- Work station: One per city
- Small Kitchen (*)
- Restrooms (*)
- Desks
- Computer
- Printer
- Phone
- Calculator
- E-mail
- Fax (*)
- Photocopier (*) and other necessary tools.

(*) These items are shared with CFC´s officials working at the same office.

CFC´s officials may not work under the direction of the Statutory Auditor.

9. PROPOSALS AND MISCELLANEOUS

Mr. Ospina informed that the delegated Superintendent for Issuers, Investment Portfolios and other Agents, Mrs. Jeannette Forigua Rojas had remitted communication No. 2006009772 dated February 24th, 2006 which was received by CFC on February 28th. Such communication was read at this meeting by the secretary upon request of Mrs. Forigua.

As there was no other subject to be treated and upon completing the order of the day, at 11:20 a.m. the meeting was adjourned.

(Signed.)
PEDRO NEL OSPINA SANTA MARÍA
President

(Signed.)
FERNÁN BEJARANO ARÍAS
Secretary

MINUTE APPROVING COMMISSION.

(Signed.)
NESTOR PUPO BALLESTAS

(Signed.)
CESAR REYES ACEVEDO

FILE No. 823437

CORFICOLOMBIANA S.A.

Nit 890.300.653-6


CORFIVALLE
Una marca Corficolombiana

ACTA No. 061

En la ciudad de Bogotá D.C., a los siete (07) días del mes de marzo del año dos mil seis (2006), siendo las 9:00 a.m., se reunió en el Salón Santa Fe de Bogotá del Centro de Convenciones Gonzalo Jiménez de Quesada, la Asamblea General Ordinaria de Accionistas de la Corporación Financiera Colombiana S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del artículo 31 de los Estatutos Sociales, por medio de aviso publicado en el diario La República, edición No. 17.401 del viernes diez (10) de febrero de 2006.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA COLOMBIANA S.A.
CONVOCA:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 6 de marzo de 2006 a las 2:30 p.m., en la Calle 26A No. 13A-10, Salón Santa Fe de Bogotá de la ciudad de Bogotá.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 7 de marzo de 2006, a partir de las 9:00 a.m., en la Calle 26A No. 13A-10, Salón Santa Fe de Bogotá de la ciudad de Bogotá.

Los Señores Accionistas que no concurran personalmente a las Asambleas, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario General de la Corporación.


DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE ... CORRESPONDE AL
ORIGINAL DEL ... QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION.
CALI, 01 JUN 2006
ALBA NOHEMY COBO VASQUEZ
NOTARIA PRIMERA ENCARGADA

PEDRO NEL OSPINA SANTA MARÍA
Presidente

Bogotá D.C., 10 de febrero de 2006"

Presidió la reunión el Dr. **PEDRO NEL OSPINA SANTA MARIA**, y actuó como Secretario el Dr. **FERNAN IGNACIO BEJARANO ARIAS**, conforme con los estatutos sociales.

El secretario informó lo siguiente:

(i) Mediante comunicación radicada bajo No. 2006006869, de fecha 10 de febrero de 2006, se comunicó a la Superintendencia Financiera, la convocatoria de la asamblea.

(ii) En las oficinas de la Secretaría General de la CORPORACIÓN FINANCIERA COLOMBIANA S.A. estuvieron a disposición de los señores accionistas dentro del término legal, todos los documentos de ley para el ejercicio del derecho de inspección.

(iii) En cumplimiento las regulaciones y conforme con las precisas instrucciones de la Junta Directiva, según consta en el acta número (ver acta de junta 1565), se dio acatamiento a los establecido en la resolución 116 del 27 de febrero de 2002 de la Superintendencia de Valores, relativa a la transparencia, independencia y equidad, que deben observar los representantes legales y funcionarios de la entidad, en la convocatoria y desarrollo de la asamblea general de accionistas.

1. VERIFICACION DEL QUORUM

El Secretario informó que se encontraban presentes o debidamente representadas 113.801.291 acciones ordinarias de las 137.000.767 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 3.833.110 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones que tiene suscritas y pagadas la Corporación en esta clase de acciones, lo que representa el 83.0698% y el 41.2207%, de cada una de las clases de acciones suscritas y pagadas respectivamente, para un total de 117.634.401 del total de las acciones suscritas y pagadas, que representa el 80.4097% del total de acciones en circulación así:

Acciones Ordinarias

Accionista	No. Acciones	Representante	Calidad
Amalfi S.A.	6.954.584	Mario Scarpetta Gnecco	Rep. Legal
Banco de Bogotá S.A.	54.499.018	Nestor Pupo Ballestas	Apoderado
Banco de Occidente S.A.	19.456.286	Cesar Reyes Acevedo	Apoderado
Banco Popular S.A.	8.013.283	Jacinto Luna Molina.	Apoderado
Consuelo Scarpetta Gnecco	20.650	Jacinto Luna Molina.	Apoderado
Corex S.A.	178.066	Rafael Ordoñez Lombana	Rep. Legal



Fondo de Cesantías Porvenir	3.246.403	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Obligatorias Porvenir	2.737.535	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Voluntarias Porvenir	3.223.302	Daniel Cortés Mc Allister	Rep. Legal
Gloria Scarpetta de Piedrahita	646.822	Jacinto Luna Molina	Apoderado
Lilly Scarpetta Gnecco	646.984	Jacinto Luna Molina	Apoderado
Mario Scarpetta Gnecco	653.586	Mario Scarpetta Gnecco	Propietario
Nación Ministerio de Hacienda y Crédito Público	1.811.539	Nubia Spitia Peñuela	Apoderada
Guillermo Moreno Jaramillo	110.816	Guillermo Moreno Jaramillo	Propietario
Gloria Lucy Urrea	579	Luis Felipe Jiménez	Apoderado
Eduardo Vásquez González	450	Luis Francisco Carvajal A.	Apoderado
Fondo de Cesantías Protección	343.592	Yovany Roa Pascuali	Apoderado
Fondo de Pensiones Protección	523.328	Yovany Roa Pascuali	Apoderado
Fondo de Pensiones Obligatorias Protección	5.067.774	Yovany Roa Pascuali	Apoderado
Rafael Niño Reyes	31.300	Rafael Niño Reyes	Propietario
Fondo de Cesantías Colfondos	728.065	Adriana Moreno Peñaloza	Apoderada
Fondo de Pensiones Obligatorias Colfondos	3.375.282	Adriana Moreno Peñaloza	Apoderada
Fondo de Pensiones Voluntarias Class Inversión de Colfondos	272.674	Adriana Moreno Peñaloza	Apoderada
Dos OA Limitada	27.175	Claudia Rendon Gamboa	Rep. Legal
Dos OA Activos S.A.	5.000	Jairo Rendón Cano	Rep. Legal
Corporación Autónoma de Occidente	190.314	Diego Smith	Apoderado
A. Lloreda Z y Cia En C	24.650	Armando Lloreda Zamorano	Rep. Legal


CORFIVALLE
Una marca Corficolombiana

Fondo de Valores Sureñita Acciones	1.012.234	Felipe Peláez Restrepo	Apoderado
Total	**113.801.291**		

Acciones con Dividendo Preferencial y sin Derecho a Voto

Accionista	**No. Acciones**	**Representada**	**Calidad**
Fondo de Cesantías Porvenir	229.712	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Voluntarias Porvenir	704.909	Daniel Cortés Mc Allister	Rep. Legal
Fondo de Pensiones Obligatorias Porvenir	1.553.503	Daniel Cortés Mc Allister	Rep. Legal
Guillermo Moreno Jaramillo	152.000	Guillermo Moreno Jaramillo	Propietario
Jacinto Luna Molina	3.923	Jacinto Luna Molina	Propietario
Daniel Cortés Mc Allister	1.277	Daniel Cortés Mc Allister	Propietario
Fondo de Cesantías Protección	372.880	Yovany Roa Pascuali	Apoderado
Fondo de Pensiones Obligatorias Protección	33.272	Yovany Roa Pascuali	Apoderado
Fondo de Pensiones Protección	45.864	Yovany Roa Pascuali	Apoderado
Fondo de Pensiones Obligatorias Colfondos	675.058	Adriana Moreno Peñaloza	Apoderada
Fondo de Pensiones Voluntarias Class Inversión de Colfondos	22.491	Adriana Moreno Peñaloza	Apoderada
Capitalizadora Bolivar S.A.	38.221	Carlos Castro Leal	Apoderado
Total	**3.833.110**		

Por lo anterior hay quórum suficiente para deliberar y decidir. También se encuentra presente el Doctor Oscar Darío Morales, Revisor Fiscal de la Corporación y los miembros

de la Junta Directiva, Doctores Mario Scarpetta Gnecco, Jorge Hernán Rincón y Santiago Madriñan de La Torre

2. LECTURA Y APROBACIÓN DEL ORDEN DEL DIA

El Presidente sometió a consideración de la Asamblea el siguiente orden del día, el cual fue aprobado por unanimidad de los presentes:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación comisión para aprobación del Acta.
4. Informe de Gestión, Estados Financieros con corte 31 de diciembre de 2005, Informe del Revisor Fiscal y Aprobación.

   4.1. Informe de Gestión de la Junta Directiva y el Presidente a la Asamblea General Ordinaria de Accionistas correspondiente al ejercicio comprendido entre el 1 de enero y el 31 de diciembre de 2005.

   4.2. Lectura de los Balances de Propósito General Individuales y Consolidados al 31 de diciembre de 2005 y de los Estados de Resultados correspondientes.

   4.2.1. Lectura de los informes que acerca de los Balances al 31 de Diciembre de 2005 y de los Estados de Resultados rinde el Revisor Fiscal.

   4.2.2. Lectura del anexo que contiene la información exigida por el Artículo 446 del Código de Comercio en su numeral 3º.

   4.2.3. Lectura de la información exigida por la Circular 007 de 1996 de la Superintendencia Bancaria.

   4.2.4. Consideración por parte de la Asamblea de los Balances de Propósito General Individual y Consolidados al 31 de Diciembre de 2005 y sus correspondientes Estados de Resultados.

5. Proyecto de distribución de utilidades.
6. Reforma estatutos sociales.
7. Elección Junta Directiva para el período marzo 2006- marzo 2007.
8. Elección Revisor Fiscal para el período marzo 2006- marzo 2007.
9. Proposiciones y varios.

3. **DESIGNACION COMISION PARA APROBACION DEL ACTA.**

PROPOSICION No. 1

La Asamblea General Ordinaria de Accionistas de la Corporación Financiera Colombiana S.A., en uso de las facultades que le confiere el Artículo 36 de los Estatutos Sociales,

RESUELVE:

Desígnese una comisión integrada por los Doctores NESTOR PUPO BALLESTAS y CESAR REYES ACEVEDO para que a nombre de la Asamblea General de Accionistas de la Compañía apruebe la presente acta, correspondiente a la reunión del día de hoy 7 de marzo de 2006, y le den su aprobación.

Esta proposición fue aprobada por unanimidad por todos los accionistas presentes.

4. **INFORME DE GESTIÓN, ESTADOS FINANCIEROS CON CORTE 31 DE DICIEMBRE DE 2005, INFORME DEL REVISOR FISCAL Y APROBACIÓN.**

4.1. **INFORME DE GESTION DE LA JUNTA DIRECTIVA Y EL PRESIDENTE A LA ASAMBLEA CORRESPONDIENTE AL EJERCICIO COMPRENDIDO ENTRE EL 1 DE ENERO Y EL 31 DE DICIEMBRE DE 2005.**

El Dr. Ospina solicitó al Secretario de la reunión proceder a dar lectura al siguiente informe de Gestión de la Junta Directiva y la Presidencia de la entidad:

"INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al año 2005. El mismo contiene una reseña de los principales eventos económicos que rodearon la actividad de la Entidad, así como el análisis de los resultados obtenidos.

ESCENARIO ECONÓMICO

Contexto Económico

Durante 2005, las principales variables macroeconómicas continuaron con un desempeño positivo, debido a la confianza de los agentes en la política económica del

Gobierno y a las condiciones favorables para las inversiones en los mercados emergentes.

Las operaciones de sustitución de deuda externa por deuda interna contribuyeron a reducir el endeudamiento externo de la Nación, que pasó de 41.5% del total de la deuda pública a 35.2%[1]. Esto, sumado a un crecimiento de 14.8%[2] en el recaudo de impuestos, entre otros factores, ha mejorado las finanzas públicas, lo que se refleja en un superávit de 1.1% del Sector Público Consolidado durante los primeros nueve meses del año, con lo que se espera que las cifras totales de 2005 reflejen un déficit consolidado inferior a la meta de 1.6%.

A noviembre de 2005, la tasa de desempleo de las 13 ciudades principales se ubicó en 12.1%, inferior a lo registrado en el mismo mes de 2004 (13.9%). Esto refleja la mayor absorción de mano de obra por parte del sector productivo de la economía.


Desempleo
(13 ciudades principales y total nacional)
(%)
19
18
17
16
15
14
13
12
11
10
9
13 ciudades principales
12.1%
10.2%
Total Nacional
Feb-03
May-03
Ago-03
Nov-03
Feb-04
May-04
Ago-04
Nov-04
Feb-05
May-05
Ago-05
Nov-05

Fuente: DANE

Durante el año 2005 la inflación continuó con tendencia a la baja, comportamiento que se explica en parte por la revaluación del tipo de cambio, que generó una disminución en los costos de los insumos importados, así como en bienes transables, reduciendo la presión sobre los precios al productor, factor que se transfiere a su vez al consumidor. Al cierre de 2005 la inflación al consumidor se ubicó en 4.85%, inferior a la observada en 2005 (5.5%) y en cumplimiento con la meta establecida por el Banco de la República.

La ausencia de presiones inflacionarias, así como la necesidad de atenuar la revaluación del peso frente al dólar, permitieron al Banco de la República suministrar amplia liquidez a la economía. Durante 2005, el Emisor recortó su tasa de interés de referencia en 50 puntos básicos, ubicándola en 6.0%. Adicionalmente, adquirió $4,658.4 millones de dólares en el mercado interbancario, de los cuales vendió 3,250 millones al

[1] Información disponible con corte a septiembre de 2005
[2] Información disponible a noviembre de 2005

Gobierno. El amplio suministro de liquidez permitió que la DTF se mantuviera a la baja, finalizando 2005 en un nivel de 6.31% frente a 7.71% al cierre del año anterior. En forma similar, la DTF real descendió de 2.16% en diciembre de 2004 a 1.39% al cierre de 2005.


Tasa de Captación DTF E.A. y Tasa DTF Real sobre IPC
Tasa DTF real sobre IPC
DTF E.A.
DTF
DTF real sobre IPC
1.39%
6.31%
8.0%
7.5%
7.0%
6.5%
6.0%
2.5%
2.3%
2.1%
1.9%
1.7%
1.5%
1.3%
1.1%
0.9%
0.7%
0.5%
05-Dic-04
02-Ene-05
30-Ene-05
27-Feb-05
27-Mar-05
24-Abr-05
22-May-05
19-Jun-05
17-Jul-05
14-Ago-05
11-Sep-05
09-Oct-05
06-Nov-05
04-Dic-05
01-Ene-06

Fuente: Banco de la República

El producto interno bruto colombiano experimentó un crecimiento de 5.1% durante los primeros nueve meses del año[3] frente al mismo período de 2004, y de 5.57% durante el tercer trimestre del año. Los sectores productivos de mayor crecimiento durante el período enero – septiembre fueron: servicios de intermediación financiera medidos indirectamente (11.79%), construcción (11.54%) y comercio, reparación, restaurantes y hoteles (9.27%). Por otra parte, el consumo, que explica cerca del 70% del crecimiento del PIB, experimentó un aumento de 5.24% durante el tercer trimestre del año.


Variación anual del PIB trimestral
(crecimiento real)
5.75%
porcentaje
9.0
7.0
5.0
3.0
1.0
-1.0
-3.0
-5.0
-7.0
-9.0
Sep-95
Mar-96
Sep-96
Mar-97
Sep-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05

Fuente: DANE

[3] Última cifra disponible

La tendencia revaluacionista persistió a lo largo de 2005, a pesar de la intervención por parte del Banco de la República. Al cierre de 2005 la tasa de cambio se ubicó en 2,284.22 pesos, lo que representa una revaluación nominal de 4.42% anual, inferior a la observado en 2004 de 13.98% anual.

La revaluación tuvo como causa un exceso de oferta de dólares en el mercado, que se explica por mayores flujos de inversión extranjera directa, el crecimiento de las remesas, y el crecimiento de los reintegros netos de capital oficial.

Al igual que en el 2004, durante 2005 la devaluación del dólar fue un fenómeno regional debido a los crecientes flujos de inversión de capitales ante la creciente confianza en el desempeño de las economías de la región. Esto se vio reflejado en el Índice de Bonos de Mercados Emergentes (EMBI+ por sus siglas en inglés[4]) que cerró el año en 283 unidades, inferior a las 420 unidades observadas al cierre de 2004.

Devaluación Nominal	P. Chile	P. Colombia	P. México	Real	Nuevo Sol
2005	-8.61%	-4.42%	-5.32%	-12.59%	4.14%
2004	-6.30%	-13.98%	-0.85%	-8.16%	-5.31%
2003	-17.64%	-2.35%	8.24%	-18.39%	-1.20%

Fuente: Reuters – Cálculos Corfivalle.

Sistema Financiero

Entre enero y noviembre de 2005, los activos de las entidades financieras crecieron 12.96%, ubicándose en $129.83 billones de pesos al cierre de noviembre. Estas cifras son el resultado de un incremento de 14.14% en el rubro de inversiones y de 14.87% en la cartera total del sistema.

La evolución favorable de la actividad económica y del mercado laboral, así como las bajas tasas de interés que propiciaron menores costos de endeudamiento, impulsaron el crecimiento de la cartera. Al cierre de 2005, se observó que la cartera de microcrédito registró un crecimiento de 50.3%, en tanto que la comercial y de consumo crecieron 7.5% y 38.4% respectivamente. Por otra parte, la cartera hipotecaria se contrajo 2.9%.

El crecimiento del sector financiero estuvo fundamentado en el saneamiento de sus balances, que se reflejó en un mejoramiento del Indicador de Calidad de Cartera[5], ubicándose en 3.09%, nivel mínimo desde 1995, y un incremento del indicador de cubrimiento[6], que llegó a 137.96% en noviembre.

[4] Emerging Markets Bond Index, JP Morgan, www.morganmarkets.com.
[5] Indicador de Calidad = Cartera Vencida / Cartera Bruta
[6] Indicador de Cubrimiento = Provisiones / Cartera Vencida

Por otra parte, a noviembre de 2005 los pasivos de las entidades financieras tuvieron un crecimiento de 12.44% frente al cierre de 2004. Lo anterior estuvo impulsado principalmente por el incremento de 32.3% en el saldo de cuentas de ahorros, seguido por un crecimiento de 16.4% en el saldo de cuentas corrientes.

Saldo de pasivos del Sistema Financiero (excluyendo IOE y cooperativas)


45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
May-98
Nov-98
May-99
Nov-99
May-00
Nov-00
May-01
Nov-01
May-02
Nov-02
May-03
Nov-03
May-04
Nov-04
May-05
Nov-05
CUENTA CORRIENTE
AHORRO
CDT

Fuente: Superintendencia Bancaria

En conclusión, durante 2005 se consolidó el crecimiento del sector financiero. Los principales factores que demuestran este fortalecimiento son: (i) el incremento de los activos del sistema, impulsado por el crecimiento del rubro de inversiones, (ii) el mejoramiento de los indicadores de calidad y cubrimiento de cartera y (iii) el crecimiento de la cartera de créditos del sistema.

PRINCIPALES CIFRAS DE LA CORPORACIÓN

El 30 de diciembre de 2005, mediante escritura pública número 12.364 de la notaría 18 de Bogotá, la Corporación Financiera del Valle S.A. (absorbente) ya la Corporación Financiera Colombiana S.A. (absorbida) culminaron exitosamente el proceso de fusión que se venía adelantando desde el mes de marzo de 2005. La nueva *Corporación se constituye como entidad líder en el sistema financiero, con un nivel de* activos de $4.973.066 millones, un patrimonio de $ 1.519.318 millones y utilidades por valor de $223.083 millones.

Patrimonio y Relación de Solvencia

El patrimonio de la Corporación a diciembre de 2005 es de $1.519.318 millones, el tercero dentro del total del sistema financiero después de los Bancos de Bogotá y Bancolombia.

La relación de solvencia a cierre de 2005 fue de 17.36%. Para el año 2004 Corficolombiana registró un indicador de 16.65% y Corfivalle 14.06%, lo que significa que la nueva entidad tiene una alta capacidad patrimonial que le garantiza la solidez necesaria para continuar su crecimiento en este nuevo proceso.

Pérdidas y Ganancias

A diciembre de 2005 la entidad fusionada presentó una utilidad neta de $223.083 millones, superior en $145.000 millones si se compara con la suma de los resultados netos de las dos Corporaciones en el año 2004.

Durante el año 2005 los negocios de la Corporación tuvieron un desempeño destacable, la valoración de inversiones, tanto de de renta fija como de renta variable, las utilidades generadas por la mesa de dinero, los dividendos generados por las inversiones, la utilidad en venta de inversiones, la recuperación de activos improductivos y el mejoramiento del margen de intereses hicieron parte de los resultados positivos que obtuvo al Entidad al cierre del año.

UTILIDAD NETA

Cifras en millones de pesos


220,000
170,000
120,000
70,000
20,000
-30,000
6,030
(8,799)
46,644
31,170
223,083
Dic-03
Dic-04
Fusionada
CFC
CFV

A diciembre de 2005 el resultado operacional neto fue de $186.693 millones, cifra muy superior a la obtenida en el año 2004 por las dos entidades.


RESULTADO OPERACIONAL NETO
Cifras en millones de pesos
200,000
150,000
100,000
50,000
0
-50,000
424
(433)
22,413
35,963
186,693
Dic-03
Dic-04
Fusionada
CFC
CFV

En el negocio de inversiones se destaca el ingreso de dividendos por valor de $89.201 millones. Adicionalmente las inversiones negociables generaron una valoración de $75.608 millones y se vendieron acciones con una utilidad en la venta de $35.152 millones.

Los ingresos de la tesorería contribuyeron de una manera muy importante con los resultados de la Corporación, dichos ingresos se componen de la valoración de las inversiones en títulos de deuda y forwards, así como la utilidad en la compra y venta de títulos y divisas.

Por su parte el negocio de Banca de Inversión registró un ingreso por comisiones de $6.816 millones.

Por otro lado, los gastos de administración alcanzaron la suma de $63.788 millones. Este valor es consecuente con el proceso de fusión que se llevó a cabo durante todo el año 2005 y en el cual las dos entidades tuvieron que incurrir en gastos adicionales para el éxito de dicho proceso.

Durante el año 2005 se presentó una disminución importante de los activos improductivos, por la recuperación de provisiones y la utilidad en venta de bienes, lo que se reflejó en mayores ingresos para la Corporación. A diciembre de 2005 el resultado neto de las provisiones de cartera fue positivo en $24.854 millones. De igual manera, la venta de los bienes recibidos en pago contribuyeron a los resultados de la entidad, generando ingresos cercanos a los $20.000. El saldo neto en este rubro a diciembre de 2005 fue de $25.521 millones.

Durante el año se recuperaron $16.846 millones por concepto de provisiones de inversiones en títulos de deuda, mientras que sobre los títulos participativos fue necesario constituir nuevas provisiones por $20.275 millones.

ACTIVIDAD COMERCIAL

Operaciones de Crédito

Al cierre de 2005 y una vez consolidada la fusión, la cartera bruta de créditos alcanzó la cifra de $1,89 billones, con un crecimiento del 1.39% frente a la suma de los saldos del año 2004 de las entidades fusionadas, donde se alcanzó la cifra de $1.86 billones. Este resultado fue el producto de un buen crecimiento del segmento de banca empresarial, mercado objetivo de ambas Corporaciones, en el cual se incrementó el saldo de cartera de $724.107 millones a $915.275 millones, para un crecimiento del 26.38%, soportado por una buena dinámica en la colocación de fondos propios, factoring y operaciones de comercio exterior.

El mercado corporativo presentó una disminución del 14.48% y un saldo al cierre a diciembre de 2005 de $974.596 millones. Este mercado estuvo afectado por la alta liquidez del sistema, que motivó a muchos de los clientes a optar por otras formas de financiación como las emisiones de bonos y la sindicación de nuevos paquetes crediticios, en otros casos se recurrió a la utilización de créditos de tesorería a tasas que no representaban un margen atractivo para el negocio de la Corporación.

La calidad de la cartera continuó la evolución positiva. Los créditos con calificación A, que al cierre de 2004 representaban el 80.29% del portafolio, aumentaron su participación al 86.13% al finalizar el 2005, situación que contribuye al margen financiero de la Entidad.

La cartera considerada como productiva (calificaciones A y B) pasó del 87.05% al 90.23%, lo que permitió que el índice de cartera vencida evolucionara muy favorablemente, del 1.65% al cierre de 2004, al 1.39% al cierre de 2005 indicador que se constituyó en uno de los más bajos del sistema financiero.

Captaciones

La emisión de certificados de depósito a término presento un comportamiento dinámico y acorde con las necesidades de liquidez. Su crecimiento de 8.17% permitió llegar a una cifra de $1.99 billones, suficiente para atender la demanda de crédito y las necesidades de fondeo para el portafolio de inversiones.

Igualmente, durante el año se trabajó en lograr una mejor estructura en cuanto al perfil de vencimientos. Para este propósito se aprovechó la abundante liquidez que presentó el mercado a lo largo del año, lo que permitió captar recursos a plazos superiores a 18 meses en condiciones de costo favorables. Estos representaron al cierre de 2005, el 25% del total de CDT emitidos.

MESA DE DINERO

El año 2005 fue muy importante para las mesas de dinero en Colombia, siendo una de las actividades que generó mayores ingresos para las entidades financieras, dado que fue un año record principalmente en títulos de deuda pública y en acciones. La mesa de dinero de Corficolombiana participó activamente en el mercado tanto en pesos como en dólares, situándose en el 5º lugar dentro del ranking que maneja el esquema de Creadores de Mercado, con una participación del 5.12% del mercado primario y del 10.77% del mercado secundario.

El portafolio de inversiones de títulos valores a diciembre de 2005 ascendió a $1.047.294 millones, con un crecimiento del 23.4% frente a diciembre de 2004, año en el que el portafolio ascendió a $848.456 millones sumadas las dos corporaciones, Corfivalle y Corficolombiana.

Dentro de las estrategias que se desarrollaron durante el 2005, estuvo la de incrementar la actividad en todas las inversiones de tesorería y conservar el inventario actual de inversiones en disponibles para la venta con el objetivo de mantenerlos por lo menos durante un año dentro de los activos de la entidad, generando un margen financiero cercano al 4%.

En el mercado de moneda extranjera y derivados se mantuvo el liderazgo en las operaciones de spot, forwards y opciones peso/dólar. Al 31 de diciembre de 2005, el portafolio de derivados ascendía a un monto de $USD 621 millones, con una participación del 7.63% del mercado total en el 2005. Durante el mismo período, la participación en el mercado spot (Peso / Dólar), fue del 19%. La fusión traerá un aumento en los negocios dada la sinergia que esto genera. En efecto, la fortaleza de Corfivalle S.A. en la mesa de dinero y la base de clientes del sector real de Corficolombiana, permitirá una mayor participación de mercado de la Corporación.

Durante el año 2005 continuó la integración de las áreas de Banca de Inversión y de la Tesorería, con lo cual se logró ejecutar negocios importantes en la emisión y colocación de títulos de deuda pública y privada, de agentes locales e internacionales.

En 2005 se desarrolló de forma importante el departamento de riesgos de la tesorería, con la adquisición y desarrollo de nuevas herramientas tecnológicas que permiten la aplicación de controles tales como Estado de Pérdidas y Ganancias, VaR (value at risk), MAT (management action trigger), MCO (maximum cumulative outflow), MTF (medium term funding), CCP (cash capital position). Este tipo de controles permiten el desarrollo confiable y sostenido del negocio de Tesorería.

Durante el año 2006 la Corporación continuará fortaleciendo sus unidades de trading de tal forma que conserve su posición de liderazgo en el mercado Colombiano. Su estrategia en este sentido está encaminada a explorar nuevos mercados en la región y en la consecución de nuevos clientes extranjeros interesados en invertir en Colombia. El

desarrollo de Casa de Bolsa S.A., la firma comisionista de Bolsa de propiedad de la Corporación, es clave en el logro de este objetivo.

INVERSIONES

El año 2005 fue para la Corporación un año de excelentes resultados en el negocio de inversiones de capital. Antes de hacer un análisis del portafolio de inversiones, en lo que respecta a su composición, generación de dividendos y rotación, es importante resaltar el comportamiento de la Inversión Extranjera Directa (IED) y el mercado de capitales de renta variable en Colombia, los cuales son indicadores importantes para entender el entorno en que se esta desarrollando el negocio de "inversiones de capital" en nuestro país.

La IED alcanzó un monto acumulado para el tercer trimestre del 2005 equivalente a los US$ 3.330 millones, lo que representa un crecimiento de 40% frente al mismo periodo de 2004. Se espera que el año 2005 termine con un influjo de IED superior a los US $4.000 millones, alcanzado así su nivel más alto de los últimos ocho años con un crecimiento de 58% frente al año anterior.


Minas y Canteras (incluye carbón)
1,463
960
Sector petrolero
942
455
Manufactureras
701
203
Comercio, Restaurantes Y Hoteles
144
150
Transportes, Almacenamiento y Comunicaciones
125
350
Construcción
97
57
Establecimientos Financieros
55
133
Agricultura, Caza, Silvicultura Y Pesca
21
3
Servicios Comunales
0
-3
Electricidad, Gas y Agua
-218
86
-400 -200 0 200 400 600 800 1,000 1,200 1,400 1,600
a III Trim 2004
a III Trim 2005

Se resalta el repunte del sector manufacturero, el cual registró una inversión de US$ 701 MM, la cifra más alta en los últimos 11 años, la cual se origina por: (i) la compra de Coltabaco por parte de Philip Morris, por US$ 300 MM en abril; (ii) la adquisición de Tubos del Caribe por parte de Maverick Tube Corporation, en US$ 156 MM en junio, (iii) la compra de Diaco por parte de la siderúrgica brasilera Gerdau; y (iv) las inversiones de

Renault para fabricar el modelo Logan y Michelin e iniciar la producción de llantas radiales para camión, única en su género en América Latina.

Igualmente, se resalta el sector minero (incluyendo carbón) y el petrolero los cuales continúan atrayendo grandes flujos de inversión. En el sector petrolero, el aumento de la IED se debe a la compra de los activos de Hocol por parte de la petrolera francesa Maurel & Prom (M&P) en una operación valorada en US$ 460 millones, junto con las inversiones realizadas por parte de la multinacional danesa Maersk Oil y la brasilera Petrobrás, quienes incrementaron sus operaciones de explotación de hidrocarburos en Colombia 7.

Con respecto al mercado de capitales de renta variable en Colombia se resalta el dinamismo que tuvo la "Bolsa de Valores de Colombia" cuyo índice presento un incremento del 119% durante el año 2005, así como el interés de los fondos de pensiones en invertir en títulos de renta variable de emisores Colombianos, (aunque la exposición de los fondos de pensión en el mercado de renta variable sigue siendo muy baja teniendo en cuenta la capacidad que éstos tienen).

Se han dado resultados sobresalientes en el comportamiento de la Bolsa de Valores, con un crecimiento para 2005 de 119%.


Indice General Bolsa Valores Colombia
Base Julio 2001 = 1000
9,513
4,490
9800
8800
7800
6800
5800
4800
3800
2800
1800
800
Jul-01
Ene-02
Jul-02
Ene-03
Jul-03
Ene-04
Jul-04
Ene-05
Jul-05

El **portafolio consolidado** de la Corporación Financiera Colombiana S.A. a 31 diciembre 2005 presenta un valor en libros de aproximadamente $1.5 Billones de pesos y está compuesto por inversiones en los siguientes sectores:

[7] Fuente: Banco de la Republica, Proexport.


AgroIndustrial; 6%
Hoteles; 6%
Consumo; 3%
Financiero; 7%
Industrial; 2%
Madera; 2%
Minero; 1%
Bienes Raices; 1%
Tecnologia; 0%
Otros; 0%
Infraestructura; 72%

El portafolio de la Corporación tiene una concentración importante en el sector de Infraestructura (Gas, Energía, Transporte, Acueducto y Alcantarillado, y Combustibles), el cual es un sector estratégico para la Corporación y en donde se pretende seguir invirtiendo. Durante el año 2005 se adquirió participación accionaria en algunas de las compañías y hubo desarrollos positivos en varias compañías. También se tomó la decisión de participar en la creación del Fondo de Inversión en Hidrocarburos de Colombia (FIHC), un fondo de capital privado a riesgo creado para financiar proyectos de exploración y producción en campos menores de petróleo en Colombia.

De otro lado, se debe resaltar el crecimiento sostenido que han presentado los dividendos generados por las compañías del portafolio, los cuales representaron $75.161 millones para el año 2004 la suma de y $91.452 millones para el año 2005, presentando un crecimiento del 22%. Se resalta la distribución de dividendos provenientes de compañías como Coviandes S.A., Promigas S.A., Leasing de Occidente S.A., Leasing del Valle S.A., Sociedad de Inversiones en Energía S.A., Prodesal y PISA.; También es importante mencionar los ingresos provenientes de los derechos económicos que posee la Corporación sobre el 3,81% del capital accionario de la Empresa de Energía de Bogotá (EEB) y la Subestación Eléctrica Betania, los cuales en el 2005 ascendieron a la suma de $28.412 millones, representados en un 30% por dividendos, 32% por reducción de capital y 38% por recompra de acciones.

Adicionalmente se deben destacar las reducciones de capital recibidas en el 2005, de la Empresa de Energía de Bogotá (EEB) por valor de $9,144 millones y de Gas Natural por un valor de $2,133 millones.

De otro lado, se concretaron ventas de inversiones del portafolio que generaron utilidades por $28.498 millones, representadas principalmente por la venta de Prodesal, compañía que había alcanzado su etapa de madurez, y la venta de 14 compañías no estratégicas o menores tales como el Fideicomiso Hotel Belfort, Sidelpa, Tecimpre, Fabricato, Banco Popular, Bladex, Acerías Paz del Río, Telesat, Zona Franca Palmaseca, Soforestal, entre otras.

Por último, es importante destacar que en el 2005 se culminó con éxito el proceso de reestructuración operativa y financiera de Industrias Lehner S.A., iniciado en el 2004, el cual comprendió:

i. La reducción del 55% del pasivo financiero con base en una operación de crédito que permitió llevar la deuda de la compañía a niveles sostenibles.
ii. Una profunda reestructuración operativa que incrementó el EBITDA y la utilidad operacional en un 54% y 236% con respecto al año 2004.
iii. Un saneamiento contable y patrimonial total.

BANCA DE INVERSION

Durante 2005 la Corporación ejecutó transacciones de diferente tipo, lo que le permite ser la Banca de Inversión con el más amplio portafolio de servicios en el País.

Uno de los negocios que más se fortalece con la fusión de las dos Corporaciones es el de Banca de Inversión. Al sumar las transacciones que ambas corporaciones ejecutaron durante 2005 es indudable que Corficolombiana es el líder del mercado nacional es este campo. Durante 2005 se movilizaron más de $3.7 billones, a través de diferentes tipos de transacciones:

Estructuración y Colocación de Bonos:

- Estructuración y colocación de bonos de la Corporación Interamericana de Inversiones, entidad del Grupo BID, por valor de $ 150 mil millones. Esta transacción fue especialmente significativa porque por primera vez una entidad multilateral hace una emisión en pesos para colocar esos recursos en Colombia, ofreciendo crédito en moneda local, en este caso a compañías de leasing.
- Estructuración y colocación de la segunda y tercera emisión de bonos del Grupo Aval por $400 mil millones
- Estructuración y colocación de bonos de Emgesa por $210 mil millones
- Estructuración y colocación de la segunda emisión de bonos subordinados del Banco de Occidente S.A. por un monto de $40 mil millones.
- Colocación de la segunda emisión de bonos Leasing de Occidente 2005 por valor de $43.8 mil millones.
- Colocación de la octava emisión de Bonos Finandina S.A. por un valor de $50 mil millones.
- Participación en la colocación de la primera y segunda emisión de bonos subordinados de Colpatria por $80 mil y $ 50 mil millones respectivamente.
- Participación en la colocación del programa de bonos de ISA por $150 mil millones

Créditos Sindicados:

- Estructuración y sindicación de un crédito para Thomas Greg and Sons por un valor de $ 60 mil millones
- Estructuración y sindicación de un crédito para Coviandes S.A. por $ 150 mil millones

- Estructuración y sindicación de un crédito para Brissay que después fue cedida a Leonisa

Fusiones y Adquisiciones:

- Asesoría a Interconexión Eléctrica S.A. en la adquisición de una participación de la Empresa Propietaria de Red –EPR-
- Asesoría en la fusión de gases de Occidente y Gases del Norte del Valle
- Asesoría en la adquisición de la Mina de Carbón San Fernando
- Fairness Opinion en la venta de Diaco S.A., Siderúrgica del Pacífico S.A. – SIDELPA y Laminados Andinos S.A.,
- Valoración de Colchones América

Project Finance:

- Estructuración técnica y financiera para el proyecto vial corredor vial interoceánico sur, Perú – Brasil
- Asesoría para la estructuración Técnica, Legal y Financiera del Sistema Integrado de Transporte Masivo del Área Metropolitana de Pereira - Dosquebradas - La Virginia (Sistema Megabús)

Si a ésta experiencia y reconocimiento, se añaden las sinergias de la mencionada fusión y el aprovechamiento de las mayores capacidades financieras, de originación y de distribución, la nueva Corficolombiana será la líder de Banca de Inversión en el mercado colombiano.

El área de Investigaciones Económicas continuó posicionada dentro del sector financiero como referencia de permanente consulta en Colombia y en el extranjero. Además de los informes periódicos, durante 2005 se publicó el libro "Consultorio Económico Financiero" que recopila las preguntas y respuestas que semanalmente se publican en el diario Portafolio. También se realizó el Foro Económico al final del año, en el cual se reúnen los analistas económicos más importantes del País con el fin de hacer un balance de 2005 y estimar lo que puede suceder durante 2006 en materia económica.

BIENES RECIBIDOS EN PAGO

La Corporación recibió en 2005 nuevas daciones por valor de $6.730 millones, frente a ventas por valor de $31.885 millones, que incluyen $1.236 millones de bienes castigados. Las ventas dejaron un impacto positivo en el estado de pérdidas y ganancias de $21.008 millones y el saldo de las daciones en pago disminuyó de $125.800 millones en diciembre de 2.004 a $101.881 millones en diciembre de 2.005.

Para el logro de estas ventas, la Corporación continuó con los diferentes canales de ventas entre los que se encuentran el Grupo Aval con la firma Viviendas Planificadas, el área comercial de la Corporación, Valora S.A. y la Gerencia Nacional de Inmuebles quien directamente y/o a través de intermediarios externos logró el mayor volumen de ventas.

Estas ventas se encuentran en su mayor parte representadas en lotes, bodegas y oficinas.

ADMINISTRACIÓN DE RIESGO

Durante el proceso de fusión fue analizada con mucho detalle la gestión de riesgo, así como la parte de recursos humanos y recursos tecnológicos disponibles en esta materia en las dos entidades. Se adoptaron las mejores prácticas de cada una de las corporaciones, teniendo en cuenta el volumen y el tipo de negocio que adelantarán las distintas unidades. Como consecuencia de la fusión se logra un mejor control y administración de los riesgos y se consolida una estructura organizacional más completa y con más herramientas tecnológicas.

Sistema de Administración de Riesgo Crediticio (SARC)

El Sistema de Administración de Riesgo Crediticio de Corficolombiana, SARC tiene el objetivo principal de crear una herramienta eficaz en el manejo del portafolio crediticio de la entidad, en donde la estimación de pérdidas esperadas medidas a través de modelos estadísticos avanzados se suma a la posibilidad de establecer metas, políticas y directrices del manejo de la cartera de la Corporación a través de índices de rentabilidad basados en riesgo, metas de crecimiento y control de riesgo con alertas tempranas.

La Corporación realizó los cálculos de pérdida esperada, basados en el modelo interno. Durante todo el año se llevó un paralelo entre las provisiones tradicionales y los cálculos de pérdida esperada. Este paralelo sirvió para revisar la consistencia de los resultados de pérdida esperada y ajustar el modelo

La continuidad del proceso de promoción del SARC, sus políticas y metodologías, fueron importantes sobre todo en las áreas de crédito y comercial, en donde se realizaron actividades de refuerzo en el manejo y conocimiento del sistema, colaborando con dichas áreas al implementar nuevas herramientas, que facilitarán las actividades diarias de cada una de ellas.

La Corporación está en proceso de revisar y calibrar el modelo interno del SARC, debido a la fusión. Una vez se tengan homologadas las bases de datos, definidos los procesos y calibrados los modelos, se dará tramite a la certificación de la base de datos como proceso previo a la revisión del modelo, con el propósito de obtener la no objeción del SARC por parte de la Superintendencia Financiera.

Riesgo Operacional

Corficolombiana ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos. El riesgo operacional puede tener una subdivisión en siete categorías de acuerdo con su origen y consecuencias, tal y como lo sugiere el documento "Tratamiento Regulatorio del Riesgo Operacional" publicado por el Comité de Basilea en septiembre de 2001. Estas categorías son: fraude interno o infidelidad, fraude

externo, gestión humana, prácticas comerciales, daños a los activos físicos, fallas en los sistemas y procesos

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Los recursos tecnológicos dedicados al control y monitoreo de los riesgos de tesorería se incrementaron en 2004 con la adquisición de un software para la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas; en 2005 se adquirió un nuevo software que permite el cálculo en línea de las posiciones y riesgos de mercado, las cuales son almacenadas en tiempo real desde los sistemas transaccionales.

La Corporación cuenta con un módulo de cupos en línea, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También existe un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Mediante estas adquisiciones y herramientas, la Corporación mejora ostensiblemente la operación del negocio de tesorería y disminuye los riesgos operativos.

Riesgo de Liquidez

La gestión del riesgo de liquidez se fundamenta en el cumplimiento de la Circular Externa 042 de septiembre 27 de 2001. En el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos en línea del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos

de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

SITUACIÓN ADMINISTRATIVA Y JURÍDICA

Con la fusión entre Corfivalle (absorbente) y Corficolombiana (absorbida), la Corporación finalizó el año como una entidad financiera consolidada y fortalecida en su capital humano, en su estructura organizacional y administrativamente.

La fuerza laboral de la entidad durante el año 2005 pasó de 292 empleados en Corfivalle y 222 empleados en Corficolombiana (514 sumados), al inicio del año, a 517 empleados al finalizarlo. Esta consolidación se instrumentalizó mediante la sustitución patronal para los empleados de la entidad absorbida.

Durante el primer semestre y primeros meses del segundo semestre de 2005, cada entidad fusionadas, continuó con el desarrollo de programas encaminados a soportar la estrategia de negocio, el desarrollo y fortalecimiento del liderazgo y competencias requeridas y la continuidad con los proceso de racionalización y modernización de las entidades.

A partir del mes de septiembre con la suscripción del compromiso de fusión, se inició un trabajo conjunto para la integración, legal, operativa, contable, comercial, administrativa y cultural que permitiera alcanzar los objetivos definidos por las entidades, orientados a aprovechar los recursos, experiencias y conocimientos de cada entidad, para generar sinergias, maximizar beneficios, obtener las mejores prácticas y sumar en las áreas de negocio. Este proceso fue liderado por los presidentes de cada entidad y contó con la asesoría y acompañamiento de Mckinsey.

Con el perfeccionamiento de la fusión, también se presentaron importantes modificaciones en la estructura organizacional, y en la conformación del grupo directivo de la entidad fusionada, que inicia su gestión en el año 2006.

AVANCES TECNOLÓGICOS

Durante el 2005 la Corporación desarrollo un proceso de fortalecimiento y estabilización de su plataforma tecnológica destacándose los proyectos gestión de procesos, Internet y soporte técnico al proceso de fusión.

En el área de gestión de procesos y continuando con la estrategia de BPM iniciada en el 2004, se liberó una nueva versión de los procesos de CDTS y se implementó sobre la herramienta Bizagi el rediseño de los procesos de Otorgamiento de Crédito y Desembolsos, permitiendo una integración de principio a fin de todo el proceso de Crédito, con una permanente gestión sobre la eficiencia del mismo.

En Internet se desarrolló y puso en funcionamiento la nueva página Web con servicios transaccionales como consultas de saldos consolidados, apertura de CDTS, Declaraciones de Cambio, Certificados Fiscales y actualización de información de clientes y todo esto sobre una plataforma de última tecnología y cumpliendo altos estándares de

seguridad. Así mismo se implementó la infraestructura técnica para el soporte de la página de información.

En el fortalecimiento de la plataforma tecnológica se implementaron nuevos desarrollos para el control de las operaciones de mesa de dinero, se realizaron desarrollos de estabilización de los aplicativos operativos y se implementó el módulo de inteligencia de negocio.

Se desarrolló el esquema tecnológico para el soporte del proceso de fusión en el cual se integraban las plataformas de las dos organizaciones, para poder cumplir con los requerimientos de los entes de control en la nueva entidad.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. ha aplicado íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

COMITE DE AUDITORIA

El Comité de Auditoría es un órgano de apoyo a la gestión de la Junta Directiva, responsable de la supervisión de la estructura de control interno de la entidad, de supervisar las funciones y actividades de la auditoria interna o contraloría, de velar por la transparencia de la información financiera que prepara la entidad, y de velar porque existan los controles necesarios en el sistema de prevención de lavado de activos.

Tanto la Corporación Financiera del Valle S.A. como la Corporación Financiera Colombiana S.A. supervisaron de manera independiente el sistema de control interno mediante las reuniones del Comité de Auditoria. Cada entidad realizó tres reuniones cumpliendo con el mínimo exigido por la normatividad vigente. Para el caso de la Corporación Financiera del Valle estas reuniones se realizaron el 24 de enero, 11 de abril y 16 de agosto. En el caso de la Corporación Financiera Colombiana estas sesiones tuvieron lugar los días 2 de marzo, 6 de julio y 7 de diciembre.

Con el objeto de evaluar la estructura del control interno de la Corporación, en ambas Entidades se trataron, entre otros, los temas que se detallan a continuación:

- El Comité conoció los estados financieros de la Corporación a 31 de diciembre de 2004, velando porque existieran los controles necesarios que garantizaran la idoneidad y razonabilidad de la información.

- Confirmó el concepto del Revisor Fiscal respecto a la suficiencia y adecuadas medidas de control interno de la entidad a presentar en la Asamblea General de Accionistas. (artículo 209 C. de C.)

- Aprobó el Plan de Trabajo a desarrollar por la Contraloría y conoció el Plan de trabajo del Revisor Fiscal para el año 2005

- Conoció los trabajos de seguimiento por parte de la Contraloría y de la Revisoría Fiscal con relación al SARC desarrollados durante el año 2005.

- El Comité supervisó la correcta aplicación y actualización del Sistema Integral para la Prevención de Lavado de Activos, velando así por la por la existencia de los controles necesarios para evitar que la Corporación fuera utilizada como instrumento para la realización de actividades ilícitas.

- El Comité supervisó las funciones y actividades de Contraloría y evaluó la suficiencia y efectividad de los informes de control interno en los siguientes temas:

- Seguimiento al desarrollo del SARC;
- Confirmaciones de saldos de CDTs y Cartera de Créditos;
- Seguridades del Sistema y Aplicativos;
- Impuestos (Cumplimiento de obligaciones tributarias – declaraciones de renta 2004);
- Cartera de créditos;
- Banca Privada;
- Procedimientos de prevención de Lavado de ActivosM
- Inversiones de Renta Fija y Derivados;
- Conciliaciones Bancarias;
- Evaluación de los procedimientos de control de la Posición Propia;
- Evaluación al sistema de control interno de las empresas Grupo Pajonales, Hoteles Estelar S.A., Valora S.A., Casa de Bolsa S.A. y Banco Corfivalle (Panamá);
- Evaluación del sistema de prevención de lavado de activos por parte de la firma Citigate Global Intelligence; y,
- Evaluación de cumplimiento de las políticas y procedimientos de administración de riesgos en operaciones de Tesorería

- Conoció las actividades del Revisor Fiscal, evaluó la suficiencia y efectividad de sus informes sobre los diferentes temas, y verificó las medidas tomadas por la Administración, en relación con los temas expuestos, derivadas de las sugerencias y recomendaciones.

- Conoció y evaluó los informes del Oficial de Cumplimiento efectuados durante el año 2005.

- Conoció y evaluó los requerimientos y los informes de inspección de la Superintendencia Bancaria efectuados durante el año 2005.

- Conoció la evolución de la evaluación y calificación de cartera y provisiones de la Corporación, y las actuaciones del respectivo Comité.

Dado lo anterior, el Comité de Auditoría, en el caso de las dos Corporaciones, cumplió con el objetivo de supervisar la estructura de control interno de la Corporación, de forma tal que los procedimientos diseñados protegen razonablemente sus activos y existen

controles para verificar que las diferentes operaciones cumplen con adecuados niveles de aprobación, autorización y registro.

NUEVAS DISPOSICIONES LEGALES

Actos Legislativos

- Reforma Pensional- Acto Legislativo 01 de 2005 "Por el cual se adiciona el artículo 48 de la Constitución Política".

Entre los aspectos importantes que contiene esta reforma pensional están los siguientes:

- Se indica que el Estado garantizará los derechos, la sostenibilidad financiera del sistema pensional, respetará los derechos adquiridos con arreglo a la ley, y, asumirá el pago de la deuda pensional que de acuerdo con ésta esté a su cargo.
- Establece que las leyes que se expidan a futuro en materia pensional, deberán asegurar la sostenibilidad financiera de lo establecido en ellas.
- Se prohíbe dejar de pagar, congelar o reducir el valor de las mesadas pensionales reconocidas conforme a derecho, salvo los descuentos, deducciones y embargos ordenados de acuerdo a la ley.
- Señala que el derecho a la pensión se adquiere una vez se cumpla con la edad, el tiempo de servicio, las semanas de cotización o el capital necesario, así como las demás condiciones que señale la ley. En cuanto a los requisitos y beneficios para adquirir el derecho a la pensión de invalidez o sobrevivencia, se indica que serán los establecidos en las leyes del Sistema General de Pensiones.
- Se aclara que la pensión se causa cuando se cumplen todos los requisitos para acceder a ella, aún cuando no se hubiese efectuado su reconocimiento.
- Ninguna pensión podrá ser inferior al salario mínimo legal mensual vigente. No obstante, se abre la posibilidad para que la ley establezca los eventos en que se podrán conceder beneficios económicos periódicos inferiores al salario mínimo, a personas de escasos recursos que no cumplan con los requisitos para tener derecho a una pensión.
- Quienes adquieran el derecho a la pensión a partir de la entrada en vigencia de este acto legislativo, no podrán recibir más de 13 mesadas pensionales al año.
- Establece que la ley fijará un procedimiento breve para la revisión de las pensiones reconocidas con abuso del derecho o sin el cumplimiento de los requisitos previstos en la ley, las convenciones o los laudos arbitrales válidamente celebrados.
- A partir del 31 de julio de 2010, no podrán causarse pensiones superiores a 25 salarios mínimos legales mensuales vigentes, con cargo a recursos públicos.
- A partir de la vigencia de este acto legislativo, no podrán establecerse a través de pactos, convenciones colectivas de trabajo, laudos o acto jurídico alguno, requisitos pensionales distintos de los establecidos en las leyes del Sistema General de Pensiones.
- El régimen aplicable a los miembros de la fuerza pública y al Presidente de la República, los regímenes pensionales especiales, los exceptuados y cualquier otro

distinto al establecido en las leyes del Sistema General de Pensiones, expirarán el 31 de julio de 2010.

- El régimen de transición establecido en la Ley 100 de 1993 tampoco podrá aplicarse mas allá del 31 de julio de 2010, excepto a los trabajadores que estando en el mismo, hayan cotizado por lo menos 750 semanas o su equivalente en tiempo de servicios a la entrada en vigencia de este acto legislativo, a quienes se les mantendrá este régimen hasta el 2014.

Leyes

- Contratos de Estabilidad Jurídica - Ley 963 de 2005.

Crea los "contratos de estabilidad jurídica" con la finalidad de promover inversiones nuevas y de ampliar las existentes en el territorio nacional.

Mediante estos contratos, el Estado garantiza a los inversionistas que los suscriban, que si durante su vigencia se modifica en forma adversa a estos alguna de las normas, jurisprudencia o interpretaciones legales que hayan sido identificadas en los contratos como determinantes de la inversión, los inversionistas tendrán derecho a que se les continúen aplicando dichas normas por el término de duración del contrato respectivo.

- Mercado Público de Valores- Ley 964 de 2005.

Esta ley señala los objetivos y criterios a los cuales debe sujetarse el Gobierno para regular las actividades de manejo, aprovechamiento e inversión de recursos captados del público que se efectúen mediante valores, bajo las pautas, objetivos y criterios expuestos en ella.

Además, trata temas tales como supervisión del Sistema Integral de Información del Mercado de Valores, y de las contribuciones, el sistema de compensación y liquidación, disposiciones generales aplicables a las entidades sometidas a la inspección y vigilancia permanente de la Supervalores, el régimen de protección a los inversionistas y las infracciones y sanciones administrativas que puede imponer la Superintendencia. Confiere facultades para fusionar la Superintendencia Bancaria y la Superintendencia de Valores.

Decretos

- Administración de contratos y activos originados en operaciones autorizadas a los establecimientos de crédito- Decreto 161 de 2005.

El Ministerio de Hacienda y Crédito Público mediante decreto 161 de 2005 autoriza a los establecimientos de crédito para realizar operaciones de administración sobre los siguientes bienes y derechos originados en desarrollo de su objeto social: contratos y activos enajenados en forma definitiva por el establecimiento de crédito; bienes recibidos en dación en pago o los bienes dados en leasing que hayan sido restituidos y la cartera

de créditos otorgados por entidades del sector solidario conforme a las reglas establecidas en el mismo decreto.

- Régimen de Inversión de Capital del Exterior en Colombia.- Decreto 1866 de 2005

Establece que toda inversión de portafolio de capital del exterior se hará por medio de un fondo de inversión de capital extranjero que tendrá por único objeto realizar transacciones en el mercado público de valores.

- Límites de crédito - Decreto 1360 de 2005.

El Ministerio de Hacienda y Crédito Público mediante decreto 1360 del 02 de mayo de 2005 modifica el decreto 2360 de 1993 sobre límites de crédito.

Esta norma fija los límites especiales de crédito respecto de las operaciones garantizadas por entidades financieras del exterior con cartas de crédito stand by y con otro tipo de garantías, así:

- Las operaciones de crédito cuyo pago se garantice con una carta de crédito stand by expedida por una entidad financiera del exterior, podrán alcanzar hasta el 40% del patrimonio técnico del respectivo establecimiento de crédito, salvo que la entidad financiera del exterior sea su matriz o subordinada, evento en el cual las operaciones no podrán superar el 30% de dicho patrimonio.

- Las cartas de crédito stand by, deberán cumplir con las siguientes condiciones:

  1.- La entidad emisora debe tener una calificación de largo plazo reciente igual o superior a A o A2, con base en los índices que determine la Superintendencia Bancaria.

  2.- Debe expedirse única e irrevocablemente a favor del respectivo establecimiento, ser pagada al simple requerimiento y ser avisada por un "banco avisador" en Colombia.

- En cuanto a otro tipo de garantías, se establece que las otorgadas por una filial en el exterior de establecimientos de crédito del país, podrán alcanzar hasta el 25% del patrimonio técnico de la matriz colombiana.

- Régimen de Inversiones de Capital del Exterior en Colombia y de Capital Colombiano en el Exterior - Decreto 4474 de 2005

Este decreto tiene su origen en una recomendación del Consejo Nacional de Política Económica y Social, plasmada en los documentos Conpes 3379 de septiembre 19 de 2005 (ajustes al régimen general de inversión de capital del exterior) y 3388 del 24 de octubre de 2005 (mecanismo para implementar el registro de la nueva modalidad de inversión aprobada mediante el documento Conpes 3379 de 2005).

- Fusión Superintendencia Bancaria y de Valores - Decreto 4327 de 2005

El Ministerio de Hacienda y Crédito Público expidió el Decreto 4327 de 2005, mediante el cual la Superintendencia Nacional de Valores absorbe a la Superintendencia Bancaria de Colombia, y se transforma en la nueva *Superintendencia Financiera de Colombia*, con las funciones y el alcance de la una y de la otra.

- Superintendencia Bancaria - Decreto 3552 del 7 de octubre de 2005

Mediante el Decreto 3552 del 7 de octubre de 2005 expedido por el Ministerio de Hacienda, modifica la estructura de la Superintendencia Bancaria. Compila los decretos y leyes que regulan dicha autoridad, quedando en un sólo cuerpo normativo las funciones, facultades, organización y competencias de sus funcionarios.

- Límites de concentración de riesgos - Decreto 3011 de 2005

Adiciona el Decreto 2360 de 1993 sobre límites de concentración de riesgos. Establece como límite de concentración de riesgos para las operaciones realizadas en los términos del artículo 9° del decreto 2360 de 1993 (operaciones de crédito cuyo pago se garantice con una carta de crédito stand-by expedida por una entidad financiera del exterior), el 40% del patrimonio técnico del respectivo establecimiento de crédito.

- Límites de crédito - Decreto 1360 de 2005

Modifica el Decreto 2360 de 1993 sobre límites de crédito. Esta norma fija los límites especiales de crédito respecto de las operaciones garantizadas por entidades financieras del exterior con cartas de crédito stand by y con otro tipo de garantías

SUPERINTENDENCIA BANCARIA

Microcrédito- Circular Externa 002 de 2005

Mediante Circular Externa 002 de 2005, la SBC pospone la entrada en vigencia de la definición de microcrédito, señalando que ésta aplicará respecto de aquellos créditos otorgados desde el 1° de marzo de 2005 y a partir de los estados financieros de dicho mes. Sin embargo, aclara que las reglas contempladas en el numeral 2.3.1.1 del capítulo II de la Circular Externa 100 de 1995 "suspensión de la causación de intereses", rigen desde el 1° de enero de 2005.

A través de la Circular Externa 005 del 11 de marzo de 2005, modificó la definición de microcrédito establecida en el numeral 2.1.4, Capítulo II de la Circular Externa 100 de 1995, con el fin de ajustarla a lo dispuesto en la Ley 905 de 2004, por medio de la cual se modifica la Ley 590 de 2000 sobre promoción del desarrollo de la micro, pequeña y

mediana empresa colombiana y se dictan otras disposiciones, y de esta manera mantener uniforme la información sobre esta modalidad de crédito.

Riesgo Crediticio (SARC) - Circular Externa 014 del 1 de junio de 2005

A través de la Circular Externa 014 del 1 de junio de 2005, se efectuaron las siguientes precisiones respecto al SARC específicamente de lo dispuesto en literal c), numeral 1.3.3.2, Capitulo 2 de la Circular Externa 100 de 1995:

- Las entidades interesadas en obtener un pronunciamiento de no objeción de las políticas de administración y de los procesos de administración y control interno, así como de la observancia de las reglas del Capitulo XX de la Circular Externa 100 de 1995, pueden solicitarlo a esta Superintendencia en cualquier momento, mediante comunicación dirigida a la respectiva Delegatura de Intermediación Financiera.

- En relación con la obtención del pronunciamiento de no objeción de las bases de datos, las entidades deben remitir a esta Superintendencia la certificación sobre sus características mínimas, debidamente suscrita por el representante legal principal, según la pro forma estándar suministrada por la SBC. Con posterioridad a ello, la SBC programará, en función a su orden de solicitud, las visitas de carácter especial en las cuales se evaluarán las bases de datos y la plataforma tecnológica de la entidad, para determinar la objeción o no de las mismas.

- Una vez obtenido el pronunciamiento de no objeción de las políticas de administración y de los procesos de administración y de control interno, de la observancia de las instrucciones del Capitulo XX de la Circular Externa 100 de 1995 y de las bases de datos del SARC, las entidades podrán solicitar a la Superintendencia Bancaria de Colombia la admisión a pruebas, para no objeción, de sus modelos internos.

Circular Externa 020 del 1 de julio

Por otro lado la Circular Externa 020 del 1 de julio adoptó el modelo de referencia de cartera comercial – MRC, incorporando para el efecto el Anexo III en el Capítulo II de la Circular Externa 100 de 1995.

La circular introdujo además algunas precisiones en relación con el régimen general para el cálculo de provisiones de las entidades no obligadas a contar con un SARC, la posibilidad de las entidades de emplear modelos internos o aplicar el modelo de referencia para algunos de los componentes de la medición de la pérdida esperada, el régimen de provisiones generales cuando los modelos internos incluyan o no componentes contra cíclicos.

Circular Externa 031 de 2005

La Circular Externa 031 de 2005, señalo la información requerida para la evaluación de las solicitudes de objeción previas a la presentación de los modelos internos de estimación o cuantificación de pérdidas esperadas.

Circular Externa 035

A través de la Circular Externa 035 se modificó el numeral 1.3.4.2 del Capítulo II de la Circular Básica Financiera y Contable, con el fin de incrementar el porcentaje de provisión general, lo anterior, en consideración al impacto que se deriva del cambio de provisiones una vez entre en vigencia el modelo de referencia para la cartera comercial (MRC) y en atención al dinamismo observado en las diferentes modalidades de crédito, así como al carácter paulatino de la convergencia entre el sistema por altura de mora y los modelos de pérdidas esperadas.

Para cubrir el valor adicional que genera el incremento de la provisión general, las entidades vigiladas cuentan con un término de veintiún (21) meses contados a partir del cierre del mes de octubre de 2005. Para el efecto, en el transcurso del primer año deben provisionar el 70% del valor adicional y durante los nueve meses siguientes el 30% restante.

Protección al consumidor - Circular Externa 023 del 3 de agosto de 2005

Mediante la Circular Externa 023 del 3 de agosto de 2005, la Superintendencia Bancaria recordó a las entidades vigiladas que la restricción a algunas personas naturales y jurídicas al acceso de los servicios que prestan, al negarles o al terminar unilateralmente el suministro de dichos servicios sin ilustrar la razón que soporta dicha decisión o limitándose a fundamentarla en principios como el de la autonomía de la voluntad o señalando que es política de la entidad abstenerse de vincular a personas o empresas que desarrollan determinadas actividades, desconocen el régimen para la protección del consumidor previsto en el Estatuto Orgánico del Sistema Financiero, e ignoran el carácter de interés público que por disposición del artículo 335 de la Carta Política ostentan los servicios que prestan.

Reitera que la negativa de las entidades vigiladas a prestar los servicios o su terminación unilateral cuando ésta sea procedente, debe fundamentarse en una evaluación individual, basada en criterios objetivos y razonables que deben ser informados al consumidor cuando éste lo requiera.

Recepción de información vía electrónica con firma digital.

De conformidad con lo establecido en el literal a), numeral 3º del artículo 326 del Estatuto Orgánico del Sistema Financiero, la Superbancaria instruyó a las entidades vigiladas para que la información que remiten a la SBC en forma electrónica llegue debidamente autenticada por parte del representante legal (principal o suplente), del revisor fiscal (principal o suplente), del contador o del defensor del cliente, según sea el caso, mediante su firma digital, en los términos establecidos en la Ley 527 de 1999.

SUPERINTENDENCIA DE VALORES

Emisores de valores - Resolución 493 de junio 24 de 2005

Modifica el inciso segundo del artículo 1.2.3.2 de la Resolución 400 de 1995 en el sentido de señalar que el emisor de valores deberá acreditar que al menos una de las tres emisiones de valores realizadas en los últimos dos años está vigente al momento de la solicitud de la oferta pública de valores, con la finalidad de facilitar el acceso de emisores de valores de corto plazo a los programas de emisión.

BANCO DE LA REPÚBLICA

Resolución Externa No. 1 de febrero 18 de 2005

Con la Resolución Externa No. 1 de febrero 18 de 2005 se aclaró la Resolución Externa 8 de 2000 en lo relacionado con la intervención del Banco de la República en el mercado cambiario. El Banco de la República podrá intervenir a fin de evitar fluctuaciones indeseadas tanto en la tasa de cambio como en el monto de reservas internacionales, mediante la compra o venta de divisas, directa o indirectamente, de contado y a futuro, a los bancos comerciales, bancos hipotecarios, corporaciones financieras, compañías de financiamiento comercial, cooperativas financieras, Financiera Energética Nacional, BANCOLDEX, las sociedades comisionistas de bolsa, y la Nación- Ministerio de Hacienda y Crédito Público.

Circular reglamentaria externa DODM – 142 del 8 de marzo de 2005

El Banco de la República a través de la circular reglamentaria externa DODM – 142 del 8 de marzo de 2005 establece que para el caso de procesos de reorganización institucional que den como resultado la constitución de una nueva entidad, el límite general del saldo de operaciones de expansión transitoria para la nueva entidad, mientras se reporta el informe de exigibilidades del encaje bisemanal a la Superbancaria, "será el 15% correspondiente al saldo promedio de los depósitos transferidos con base en el último informe de la entidad de donde provienen tales pasivos, reportado al BR por la SB". La nueva entidad deberá informar al Banco de la República el porcentaje de los pasivos sujetos a encaje que fueron transferidos, comunicación que deberá estar firmada por el representante legal de aquella.

Resolución Externa 02 de marzo 18 de 2005- Inversiones obligatorias en Títulos de Desarrollo Agropecuario.

Modifica el régimen de inversiones que deben efectuar y mantener los establecimientos de crédito en títulos de desarrollo agropecuario TDA.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia

PERSPECTIVAS 2006

Para 2006, se espera que la economía colombiana continúe un alto ritmo de crecimiento, aunque menor al de 2005, ubicándose alrededor del 4.5%. El comportamiento favorable de los índices de expectativas de los consumidores, así como el crecimiento que presenta de la demanda de energía generan expectativas positivas sobre la evolución del consumo privado, especialmente durante el primer semestre del año.

Se espera que durante una buena parte del año, el panorama de liquidez sea amplio. Esto hará que las tasas de interés continúen favoreciendo el crecimiento de la inversión y el consumo. Después de la mitad del año se prevé que se detenga la revaluación del peso y que se de una pequeña devaluación nominal, lo que podría causar un incremento moderado en el nivel de precios. De esa forma, en la medida en que el comportamiento del dólar cambie su tendencia actual, se pueden generar presiones inflacionarias y en respuesta a esto, un eventual incremento en las tasas de referencia del mercado por parte del Emisor.

Finalmente, el mejor desempeño de la economía colombiana en 2006 dependerá en gran medida del comportamiento de los mercados externos. La continuidad de altos niveles de liquidez, bajas tasas de interés y el crecimiento sostenido de la economía global, serán determinantes para que éste continúe impulsando el dinamismo económico interno.

Para 2006, serán importantes los resultados de las elecciones parlamentarias ya que la composición del Congreso determinará la capacidad del Gobierno para gestionar reformas estructurales para fortalecer las finanzas públicas. Se espera que el País continúe avanzando en materia de seguridad y orden público, para motivar un mayor nivel de confianza en la evolución de la economía colombiana.

PEDRO NEL OSPINA SANTA MARIA
Presidente

Nota: Los miembros de la Junta Directiva acogieron en la sesión del 30 de enero de 2006, el informe presentado por el Presidente. Se presenta proyecto para enjugar pérdidas de ejercicios anteriores."

Acto seguido, el Presidente presentó las operaciones realizadas entre la Corporación con sus subordinadas y vinculadas, las cuales están contempladas en el balance y estado de resultados del ejercicio del año 2005 y cuyo detalle aparece en la nota # 24.

4.2. LECTURA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUALES Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2005 Y DE LOS ESTADOS DE RESULTADOS CORRESPONDIENTES.

El Presidente solicitó al secretario dar lectura al balance, el estado de pérdidas y ganancias, y sus anexos y demás estados financieros, correspondientes al ejercicio comprendido entre el 1o. de enero y el 31 de diciembre de 2005 los cuales fueron repartidos a todos los accionistas asistentes, se informa además que tales documentos estuvieron a su disposición en las oficinas de la Administración de la Corporación Financiera Colombiana S.A. con antelación de quince (15) días hábiles a la fecha de la presente Asamblea para que los accionistas ejercieran el derecho de inspección de que trata el Artículo 447 del Código de Comercio.

A continuación se transcriben los Balances General Comparativo y el Estado de Pérdidas y Ganancias correspondiente al ejercicio 1o. de enero y 31 de diciembre de 2005: A continuación se transcriben los Balances General Comparativo y el Estado de Pérdidas y Ganancias correspondiente al ejercicio 1o. de enero y 31 de diciembre de 2005:

NOTA: Las Notas al Balance y al Estado de Pérdidas y Ganancias, los demás estados financieros y los anexos, constituyen anexo de la presente acta, el cual reposa en los archivos de la Corporación.

CORPORACION FINANCIERA COLOMBIANA S. A. (antes Corporación Financiera del Valle S. A.)
Balances Generales
31 de diciembre de 2005 y 2004
(Expresado en Millones de Pesos)

ACTIVO	Notas	A: 31/12/2005 DD/MM/AAAA		A: 31/12/2004 DD/MM/AAAA	
DISPONIBLE	(Notas 5 y 24)		$ 90,904.1		$ 29,378.3
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA	(Nota 6)		37,310.0		37,007.9
INVERSIONES	(Notas 7 y 24)		2,659,113.4		1,162,163.9
Negociables Títulos de Deuda		284,063.4		281,329.3	
Negociables Títulos Participativos		85,048.0		192,401.4	
Para Mantener Hasta el Vencimiento		146,101.9		37,268.2	
Disponibles Para la Venta en Títulos de Deuda		102,931.6		6,520.6	
Disponibles Para la Venta en Títulos Participativos		1,653,368.3		560,593.0	
Derechos de Recompra de Inversiones		523,447.6		187,482.2	
Menos: Provisión		(135,847.4)		(103,450.8)	
CARTERA DE CREDITOS	(Notas 8 y 24)		1,755,892.3		777,945.8
Créditos Comerciales, Garantías Idoneas		565,635.0		423,439.2	
Categoria A Normal		463,097.4		393,816.8	
Categoria B Aceptable		50,816.9		21,998.9	
Categoria C Apreciable		19,458.0		6,643.7	
Categoria D Significativa		48,498.1		44,404.2	
Categoria E Incobrable		15,956.9		4,979.1	
Menos: Provisión		(32,192.3)		(48,403.5)	
Créditos Comerciales, Otras Garantías		1,209,162.7		363,587.8	
Categoria A Normal		1,165,230.0		340,390.6	
Categoria B Aceptable		26,658.8		10,514.0	
Categoria C Apreciable		23,887.0		10,422.4	
Categoria D Significativa		15,596.8		10,684.0	
Categoria E Incobrable		61,336.3		26,490.2	
Menos: Provisión		(83,546.2)		(34,913.4)	
Menos: Provisión General		(16,905.4)		(9,081.2)	
ACEPTACIONES Y DERIVATIVOS	(Nota 9)		6,993.5		28,830.1
Deudores por Aceptaciones Bancarias		387.2		0.0	
Derivados		6,606.3		28,830.1	
Derechos		2,706,748.1		5,979,847.2	
Obligaciones		(2,700,141.8)		(5,951,017.1)	
CUENTAS POR COBRAR	(Notas 10 y 24)		70,537.6		33,207.4
Intereses		30,507.7		10,991.5	
Comisiones y Honorarios		1,634.9		5,413.5	
Pago por Cuenta de Clientes Comercial		38.8		411.4	
Otras		42,107.3		25,430.6	
Menos: Provisión		(3,751.1)		(9,039.6)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO	(Nota 11)		25,520.5		2,923.8
Bienes Realizables		190.4		0.0	
Bienes Recibidos en Pago Diferentes a Vivienda		101,881.6		12,911.0	
Bienes no utilizados en el Objeto Social		410.1		0.0	
Depreciación		(146.7)		0.0	
Menos: Provisión		(76,814.9)		(9,987.2)	
PROPIEDADES Y EQUIPO	(Nota 12)		15,922.6		11,686.9
Terrenos, Edificios y Construcciones en Curso		24,324.1		16,682.0	
Equipo, Muebles y Enseres de Oficina		8,701.2		4,759.6	
Equipo de Computación		9,155.5		4,610.1	
Otras		427.7		472.5	
Menos: Depreciación y Amortización Acumulada		(26,685.9)		(14,837.2)	
Menos: Provisión		0.0		(0.3)	
OTROS ACTIVOS	(Notas 13)		49,335.3		69,828.6
Aportes Permanentes		83.2		4.9	
Gastos Anticipados y Cargos Diferidos		2,732.5		1,351.7	
Otros		57,541.3		82,279.1	
Menos: Provisión		(11,021.7)		(13,807.1)	
VALORIZACIONES	(Notas 7 y 24)		306,005.8		215,666.9
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Minima Bursatilidad o sin Cotizacion en Bolsa		285,065.7		203,347.8	
Propiedades y Equipo		20,940.1		12,339.1	
Otras		0.0		0.0	
DESVALORIZACIONES	(Nota 7)		(44,469.3)		(38,759.8)
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Minima Bursatilidad o sin Cotizacion en Bolsa		(44,469.3)		(38,759.8)	
TOTAL ACTIVO ANTES DE CAPITAL GARANTIA			$ 4,973,065.8		$ 2,331,899.8
CAPITAL GARANTIA			0.0		0.0
TOTAL ACTIVO Y CAPITAL GARANTIA			$ 4,973,065.8		$ 2,331,899.8
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA	(Nota 22)		166,296.0		169,476.6
CUENTAS CONTINGENTES DEUDORAS	(Nota 22)		583,996.6		300,212.1
Otras		583,996.6		300,212.1	
CUENTAS DE ORDEN DEUDORAS	(Nota 23)		5,059,412.3		4,987,014.6
CUENTAS DE ORDEN ACREEDORAS POR EL CONTRARIO	(Nota 23)		6,398,436.9		4,890,250.8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN			$ 12,208,141.8		$ 10,348,954.1

PASIVO Y PATRIMONIO	Notas	A: 31/12/2005 DD/MM/AAAA		A: 31/12/2004 DD/MM/AAAA	
DEPOSITOS Y EXIGIBILIDADES	(Notas 14 y 24)		$ 2,084,476.1		$ 953,276.9
Depósitos en Cuenta Corriente Bancaria		0.0		0.0	
Certificados de Depósito a Término		1,998,459.0		911,085.4	
Depósitos de Ahorro		82,381.7		41,190.3	
Cuentas de Ahorro de Valor Real		0.0		0.0	
Certificados de Ahorro de Valor Real		0.0		0.0	
Otros		3,635.4		1,001.2	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA	(Nota 15)		518,656.6		233,480.2
ACEPTACIONES (BANCARIAS) EN CIRCULACION			387.2		-
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS	(Nota 16)		756,123.3		603,656.5
Banco de la República		0.0		0.0	
Otras Entidades del País		510,635.7		510,129.3	
Entidades del Exterior		245,487.6		93,527.2	
CUENTAS POR PAGAR	(Notas 17 y 24)		47,513.1		24,591.2
Intereses		36,104.2		18,297.3	
Comisiones y Honorarios		91.2		52.1	
Dividendos y Excedentes		97.9		8.4	
Otras		11,219.8		6,233.4	
TITULOS DE INVERSION EN CIRCULACION			0.0		175.0
OTROS PASIVOS	(Nota 18)		42,806.0		22,996.5
Obligaciones Laborales Consolidadas		2,271.1		1,314.4	
Ingresos Anticipados		4,965.4		1,773.6	
Pensiones de Jubilación		1,119.9		1,074.9	
Otros		34,449.6		18,833.6	
PASIVOS ESTIMADOS Y PROVISIONES	(Nota 19)		3,785.7		7,670.1
Obligaciones Laborales		211.7		0.0	
Impuestos		301.0		5,157.6	
Otros		3,273.0		2,512.5	
TOTAL PASIVO EXTERNO			3,453,748.0		1,845,846.4
BONOS OBLIGATORIAMENTE CONVERTIBLES EN ACCIONES			0.0		0.0
TOTAL PASIVO			3,453,748.0		1,845,846.4
PATRIMONIO			1,519,317.8		486,053.4
CAPITAL SOCIAL Dividido en 146,299,761 Acciones de Valor Nominal de $ 10.oo c/u	(Nota 20)		1,463.0		860.2
RESERVAS	(Nota 21)		468,219.2		215,048.7
Reserva Legal		382,257.6		127,599.6	
Reservas Estatutarias y Ocasionales		85,961.6		87,449.1	
SUPERAVIT o DEFICIT			842,906.1		284,266.5
Ganacias o Pérdidas No Realiz. en Inv. Disponibles Para la Vta		500,332.6		4,302.6	
Valorizaciones		306,005.8		215,686.9	
Desvalorizaciones		(44,469.3)		(38,759.8)	
Revalorizacion del Patrimonio		81,036.8		81,038.8	
Otros		0.0		0.0	
PERDIDA DE EJERCICIOS ANTERIORES			(16,353.2)		(25,291.7)
UTILIDAD DEL EJERCICIO			223,082.7		31,169.7
TOTAL PASIVO Y PATRIMONIO ANTES DE CAPITAL GARANTIA		$	4,973,065.8		2,331,899.8
CAPITAL GARANTIA			0.0		0.0
TOTAL PASIVO, PATRIMONIO Y CAPITAL GARANTIA		$	4,973,065.8		2,331,899.8
CUENTAS CONTINGENTES ACREEDORAS	(Nota 22)		$ 166,296.0		$ 169,476.6
Avales y Garantías		36,627.7		14,695.2	
Cartas de Crédito		19,108.9		31,171.3	
Créditos Aprobados no Desembolsados		17,815.7		13,624.2	
Otras Contingencias		92,743.7		109,985.9	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA	(Nota 22)		583,996.6		300,212.1
CUENTAS DE ORDEN DEUDORAS POR CONTRA	(Nota 23)		5,059,412.3		4,987,014.6
CUENTAS DE ORDEN ACREEDORAS	(Nota 23)		6,398,436.9		4,890,250.8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN			$ 12,208,141.8		$ 10,146,954.1
UTILIDAD POR ACCION (En Pesos)			$ 1,524.83		362.34

Véanse las notas que acompañan los estados financieros

JOSE ALBERTO SANTANA MARTINEZ
REPRESENTANTE LEGAL

MARTHA CECILIA CASTRO ORTIZ
GERENTE DE CONTABILIDAD
T. P. 40995-T

OSCAR DARIO MORALES
REVISOR FISCAL
T.P. No. 3822-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

CORPORACION FINANCIERA COLOMBIANA S. A. (antes Corporación Financiera Colombiana S. A.)
Estados de Ganancias y Pérdidas
31 de diciembre de 2005 y 2004
(Expresado en Millones de Pesos)

		PERIODOS COMPRENDIDOS			
		DEL 01-01-2005 DD/MM/AAAA	AL 31-12-2005 DD/MM/AAAA	EL 01-01-20(DD/MM/AAAA	AL 31-12-2004 DD/MM/AAAA
INGRESOS OPERACIONALES DIRECTOS	(Nota 24)	$	737,209.6	$	709,737.8
Intereses y Descuento Amort Cartera de Crédito y otros intereses		216,303.9		103,560.1	
Utilidad en Valoracion Inversiones Neg Títulos de Deuda		72,056.2		40,537.8	
Utilidad en Valoracion Inversiones Neg Títulos Participativos		75,608.2		49,264.1	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.		11,747.0		3,911.7	
Utilidad en Valoracion Inversiones Disponibles para la venta Tít Deuda		25,564.0		6,547.0	
Utilidad en Valoracion por Transferencias Temporales		0.0		0.0	
Ganancia Realizada en Inversiones Disponibles Para la Venta		11,336.4		0.0	
Reajuste de la Unidad de Vr. Real-UVR		0.0		0.0	
Comisiones y Honorarios		11,763.6		13,430.3	
Utilidad en Valoracion de Derivados		60,520.2		453,904.1	
Cambios		164,747.8		6,944.8	
Utilidad en Venta de Inversiones		87,562.3		31,637.9	
Arrendamiento de Bienes en Leasing		0.0		0.0	
Utilidad en Venta de Activos en Leasing		0.0		0.0	
GASTOS OPERACIONALES DIRECTOS			555,610.3		626,884.0
Intereses, Prima Amortizada y Amortización de Descuento		251,643.9		144,390.3	
Pérdida en Valorizacion Inversiones Negociables Títulos de Deuda		0.0		0.0	
Pérdida en Valorizacion Inversiones Negociables Títulos Participativos		0.0		0.0	
Pérdida en Valorizacion Inversiones Para Hasta el Vcto.		0.0		0.0	
Pérdida en Valorizacion Inversiones Disponibles Para la Vta		0.0		0.0	
Pérdida en Valorizacion por Transferencias Temporales		0.0		0.0	
Pérdida Realizada en Inv. Disponibles para la Vta.		0.0		0.0	
Reajuste de la Unidad de Vr. Real-UVR		0.0		0.0	
Comisiones		4,462.1		5,853.9	
Pérdida en Valoración de Derivados		35,169.9		439,235.5	
Cambios		169,248.4		5,876.6	
Pérdida en Venta de Inversiones		81,289.3		29,945.8	
Perdida en Venta de Cartera		13,796.7		1,581.9	
Depreciación de Bienes en Leasing		0.0		0.0	
RESULTADO OPERACIONAL DIRECTO			181,599.3		82,853.8
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO			78,821.4		9,761.6
INGRESOS OPERACIONALES			160,121.4		48,813.7
Dividendos y Participaciones		89,201.5		25,162.6	
Sanciones por incumplimiento en contratos de arrendamiento		0.0		0.0	
Otros	(Nota 25)	70,919.9		23,651.1	
GASTOS OPERACIONALES			81,300.0		39,052.1
Gastos de Personal		33,565.5		17,039.1	
Otros	(Nota 26)	47,734.5		22,013.0	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES			260,420.7		92,615.4
PROVISIONES			71,202.5		72,901.6
Inversiones	(Nota 7)	20,275.2		28,082.8	
Cartera de Créditos	(Nota 8)	30,027.7		35,324.2	
Cuentas por Cobrar		954.2		3,807.3	
Propiedades y Equipo		0.0		0.0	
Otras	(Nota 27)	19,945.4		5,687.3	
DEPRECIACIONES - BIENES DE USO PROPIO	(Nota 12)		1,749.4		1,018.1
AMORTIZACIONES			776.2		677.4
RESULTADO OPERACIONAL NETO			186,692.6		18,018.3
INGRESOS NO OPERACIONALES			59,843.4		24,091.2
Ingresos No Operacionales	(Notas 24 y 28)	59,843.4		24,091.2	
GASTOS NO OPERACIONALES			14,018.1		2,731.8
Gastos No Operacionales	(Nota 24)	14,018.1		2,731.8	
RESULTADO NETO NO OPERACIONAL			45,825.3		21,359.4
UTILIDAD (PERDIDA) POR EXPOSICION A LA INFLACION			0.0		0.0
UTILIDAD ANTES DE IMPUESTO A LA RENTA			232,517.9		39,377.7
IMPUESTO A LA RENTA Y COMPLEMENTARIOS	(Nota 29)		9,435.2		8,208.0
UTILIDAD DEL EJERCICIO		$	223,082.7	$	31,169.7

Véanse las notas que acompañan los estados financieros


JOSE ALBERTO SANTANA MARTINEZ
REPRESENTANTE LEGAL


MARTHA CECILIA CASTRO ORTIZ
GERENTE DE CONTABILIDAD
T. P. 40995-T


OSCAR DARIO MORALES
REVISOR FISCAL
T.P. No. 3822-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

CORPORACION FINANCIERA COLOMBIANA S. A(antes Corporación Financiera Colombiana S. A.)
Estados de Cambios en el Patrimonio de los Accionistas
Periodos que terminaron el 31 de diciembre de 2005 y 2004
(Expresados en millones de pesos)

	Capital Social	Reserva Legal	Reservas Estatutarias y Ocasionales: Disposiciones fiscales	A Disposición de la Asamblea	Fomento Económico	Capitaliz Económica	Total	Ganancias No Realizadas en Inversiones	Valorizaciones	Revaloriz. del Patrimonio	Desvalorizaciones	Resultado de Ejercicios Anteriores	Utilidad del Ejercicio	Patrimonio de los Accionistas
Saldo al 31 de diciembre de 2003	$ 860.2	127,599.6	87,383.5	65.6	-	-	87,449.1	-	196,736.3	81,036.8	(39,973.1)	(16,492.9)	(8,798.8)	428,417.2
Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	-	(8,798.8)	8,798.8	-
Movimiento del ejercicio	-	-	-	-	-	-	-	4,302.6	18,950.6	-	3,213.3	-	-	26,466.5
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	-	31,169.7	31,169.7
Saldo al 31 de diciembre de 2004	860.2	127,599.6	87,383.5	65.6	-	-	87,449.1	4,302.6	215,686.9	81,036.8	(36,759.8)	(25,291.7)	31,169.7	486,053.4
Traslado de Utilidad del ejercicio a resultados de ejercicios anteriores para enjugar perdidas	-	-	-	-	-	-	-	-	-	-	-	25,291.7	(25,291.7)	-
Para distribución de dividendos	-	-	-	-	-	-	-	-	-	-	-	5,878.0	(5,878.0)	-
Liberación de Reservas Ocacionales	-	-	(1,435.1)	(65.6)	-	-	(1,500.7)	-	-	-	-	1,500.7	-	0.0
Didivendo decretado en efectivo equivalente a $793.5 por accion para la 9.298.994 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas a diciembre 31 de 2004, correspondiente a los dividendos acumulados pendientes por pagar para cada una de ellas de los ejercicios de los años 2000 por $356.25, 2001 por $383.50 y 2002 por $53.75.	-	-	-	-	-	-	-	-	-	-	-	(7,378.7)	-	(7,378.7)
Movimientos adquiridos por Fusión	602.8	254,658.0	-	-	8.8	4.4	13.2	-	-	-	-	(16,353.2)	-	238,920.8
Movimiento del ejercicio	-	-	-	-	-	-	-	496,030.2	90,318.9	-	(7,709.5)	-	-	578,639.6
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	-	223,082.7	223,082.7
Saldo al 31 de diciembre de 2005	$ 1,463.0	382,257.6	85,948.4	-	8.8	4.4	85,961.6	500,332.8	306,005.8	81,036.8	(44,469.3)	(16,353.2)	223,082.7	1,519,317.8

Véanse las notas que acompañan los estados financieros

JOSE ALBERTO SANTANA MARTINEZ
REPRESENTANTE LEGAL

MARTHA CECILIA CASTRO ORTIZ
GERENTE DE CONTABILIDAD
T.P. No. 40995-T

OSCAR DARIO MORALES
REVISOR FISCAL
T.P. No. 3822-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

CORPORACION FINANCIERA COLOMBIANA S.A. (antes Corporación Financiera del Valle S. A.)
Estados de Flujos de Efectivo
Periodos que terminaron el 31 de diciembre de 2005 y 2004
(Expresados en millones de pesos)

		2005	2004
Flujos de Efectivo por las Actividades de Operación:			
Utilidad Neta del Ejercicio	$	223,082.7	31,169.7
Ajustes para Conciliar la Utilidad Neta y el Efectivo Neto Provisto en las Actividades de Operación:			
Provisión Inversiones no Negociables Renta Variable		14,638.9	28,082.8
Provisión Inversiones no Negociables Renta Variable por Fusión		5,636.3	-
Provisión Cartera de Créditos		17,291.2	35,324.3
Provisión Cartera de Créditos por Fusión		12,736.5	-
Provisión Cuentas por Cobrar		558.8	3,807.3
Provisión Cuentas por Cobrar por Fusión		395.4	-
Provisión Bienes Recibidos en Pago		8,360.3	1,312.8
Provisión Bienes Recibidos en Pago por Fusión		6,978.2	-
Provisión Otros Activos		4,120.8	3,673.1
Reintegro Provisión Inversiones		(16,014.9)	(12,027.5)
Reintegro Provisión Inversiones por Fusión		(831.5)	-
Reintegro Provisión Cartera de Créditos		(27,339.2)	(3,146.6)
Reintegro Provisión Cartera de Créditos por Fusión		(26,983.2)	-
Reintegro Provisión Cuentas por Cobrar		(559.4)	(4,671.8)
Reintegro Provisión Cuentas por Cobrar por Fusión		(954.0)	-
Reintegro Provisión Propiedades y Equipos		(0.3)	-
Reintegro Provisión Propiedades y Equipos por Fusión		(16.0)	-
Retiro Depreciación acumulada		10,246.0	(215.5)
Reintegro Provisión Bienes Recibidos en Pago		(105.6)	-
Reintegro Provisión Bienes Recibidos en Pago por Fusión		(2,327.7)	-
Reintegro Provisión Otros Activos		(14.9)	(17.0)
Reintegro Provisión Otros Activos por Fusión		(12.3)	-
Valoración de Inversiones, Neto		(184,975.4)	(100,260.7)
Ganancia (Pérdida) No Realizadas en Inversiones Disponibles Para la Venta		496,030.2	(4,302.6)
Producto de la Venta de Bienes Recibidos en Pago		99,479.3	9,695.1
Utilidad en Venta de Bienes Recibidos en Pago, Neta		(21,008.4)	(2,047.0)
Utilidad (Pérdida) en Venta de Propiedades y Equipo, Neta		(311.2)	123.0
Depreciaciones		1,749.4	1,018.1
Amortizaciones		776.2	677.4
Utilidad depurada		620,626.2	(11,805.1)
Ingresos Recibidos por Anticipado		3,191.8	-
Provisión Cesantías		487.5	516.4
(Disminución) Aumento Pasivos Estimados y Provisiones		(3,884.4)	1,667.2
Aumento (Disminución) Otros Pasivos		16,826.4	(1,691.9)
Aumento Cuentas por Pagar		22,921.9	2,068.2
(Aumento) Disminución Cuentas por Cobrar, Neto		(36,771.0)	5,678.2
Disminución en Otros Activos		15,623.5	5,575.1
Adiciones Bienes Recibidos en Pago		(113,709.4)	-
Pagos de Cesantías		(696.2)	-
Efectivo Neto Provisto en Actividades de Operación		524,616.3	2,008.1
Flujo de Efectivo de las Actividades de Inversión:			
Compra de Inversiones		(1,564,230.6)	(224,321.9)
Utilidad en Venta de Inversiones, Neta		(6,273.0)	(1,692.1)
(Aumento) Disminución Cartera de Créditos		(953,651.8)	86,590.7
Disminución (Aumento) Aceptaciones y Derivativos		21,836.6	(11,712.9)
Producto de la Venta de Inversiones		254,319.4	47,211.7
Producto de la Venta de Propiedades y Equipo		1,199.5	535.3
Dividendos Recibidos en Efectivo		781.3	-
Compra de Propiedades y Equipo		(17,366.5)	-
Efectivo Neto Utilizado en Actividades de Inversión		(2,263,385.1)	(103,389.2)
Flujo de Efectivo de las Actividades de Financiación:			
Aumento Depósitos y Exigibilidades		1,131,199.2	173,473.6
Aumento Fondos Interbancarios Comprados y Pactos de Recompra		285,176.4	54,792.3
Aumento Aceptaciones Bancarias en Circulación		387.2	-
Aumento (Disminución) Créditos de Bancos y Otras Obligaciones Financieras		152,466.8	(108,826.3)
Disminución en Titulos de Inversión en Circulación		(175.0)	(7,956.0)
Dividendos Pagados		(7,378.7)	-
Emision de Acciones		602.8	-
Liberación Reservas Ocasionales		1,500.7	-
Adicion Reservas por Fusion		253,170.5	-
Traslado Pérdida de Ejercicios Anteriores Fusion		(16,353.2)	-
Efectivo Neto Provisto en Actividades de Financiación		1,800,596.7	111,483.6
Aumento Neto en Efectivo y Equivalentes de Efectivo		61,827.9	10,102.5
Efectivo al Comienzo del Periodo		66,386.2	56,283.7
Efectivo al Final del Periodo	$	128,214.1	66,386.2

Véanse las notas que acompañan los estados financieros



PEDRO NEL OSPINA SANTAMARIA
PRESIDENTE



MARTHA CECILIA CASTRO ORTIZ
GERENTE DE CONTABILIDAD
T.P. No. 40995-T



OSCAR DARIO MORALES R.
REVISOR FISCAL
T.P. No. 3822-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

CORPORACION FINANCIERA COLOMBIANA S. A. (ANTES CORPORACIÓN FINANCIERA DEL VALLE S.A.)
Notas a los Estados Financieros
31 de diciembre de 2005 y 2004
(Cifras expresadas en millones de pesos)

(1) Entidad Reportante

La Corporación Financiera Colombiana S.A. (antes Corporación Financiera del Valle S.A.) es una institución financiera de carácter privado, autorizada por la Superintendencia Bancaria, hoy Superintendencia Financiera, mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No 5710 de la notaría primera del círculo de Cali; el plazo de duración de la Corporación expira el 2 de octubre del año 2051, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas. Modificada mediante escritura pública No 3143 de septiembre 26 de 2001 donde se adoptaron medidas especificas para el buen gobierno de la sociedad.

Con el objetivo de capitalizar la Corporación en $20,000 millones en julio de 2003, se reformaron los estatutos y se incrementó el capital autorizado de $800 millones a $1,000 millones emitiendo por esta razón 20 millones de acciones, con la escritura No. 12.364 de diciembre 30 de 2005, se formaliza la fusión de la Corporación Financiera del Valle S.A.(Entidad absorbente) y la Corporación Financiera Colombiana S.A.(absorbida), en esa misma escritura la entidad absorbente modificó su razón social por el de Corporación Financiera Colombiana S.A., cambio su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumento su capital autorizado a $1.600 millones

La Corporación tiene como objeto social la movilización de recursos y asignación de capitales para promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas, para participar en su capital y promover la participación de terceros en tales empresas, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo. De estas empresas se exceptúan las instituciones sometidas al control y vigilancia de la Superintendencia Financiera de Colombia , salvo las Sociedades de Servicios Financieros y los Establecimientos de Crédito.

La Corporación tiene su domicilio principal en la Ciudad de Bogota y opera a través de sus 17 agencias y oficinas en distintas ciudades del país, cuenta con 517 empleados directos, 22 indirectos y 57 temporales, además posee las siguiente filiales y subsidiarias Leasing del Valle S.A., Banco Corfivalle Panamá S.A., sociedad financiera en el exterior, Fiduciaria del Valle S.A., Casa de Bolsa S.A., CIA. Agropecuaria e Industria Pajonales S.A., Desmotadora del Norte del Tolima S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Molino Pajonales S.A., Proyecto de Energía S.A. Sociedad General de Inversiones S.A., Valle bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., CI. Intercontex S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda., Promotora Inmobiliaria la Esperanza S.A., Huevos Oro Ltda., Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A . y Frigoríficos Colombianos S.A. . Los estados financieros que se acompañan combinan los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

(2) Principales Políticas Contables

(a) Contabilidad Básica

El sistema contable utilizado por la Corporación es el de causación, según el cual de los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo contemplado en la Circular 011 de 2002 emitida por la Superintendencia, relacionado con el ingreso de intereses que no causan sobre cartera comercial, que tengan más de tres meses de vencida. Estos intereses acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingresos diferido.

Negociables	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del período.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales el Banco tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta – títulos de deuda	Un año	Cumplido el año se pueden reclasificar en las anteriores categorías.	Utilizan los precios, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: **- La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados.** **-La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio.**
Disponibles para la venta – títulos participativos		Con baja o mínima bursatilidad, que no tienen cotización, títulos que mantiene el Banco en su calidad de controlante o matriz.	Las inversiones en títulos participativos se valoran mensualmente de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración y sus resultados se registran con la misma frecuencia, así: Baja o mínima bursatilidad o sin ninguna cotización se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes a la adquisición de la inversión, calculadas con base en los últimos estados financieros certificados. Dichos estados no pueden ser anteriores a seis (6) meses contados desde la fecha de la valoración, o los más recientes, cuando sean conocidos y dictaminados. Media bursatilidad con base en el precio promedio determinado y publicado por las bolsas de valores, en las que se negocie. Dicho valor corresponde al precio promedio ponderado por la cantidad transada en los últimos cinco (5) días en los que haya habido negociaciones. Alta bursatilidad con base en el último precio promedio ponderado diario de negociación publicado por la bolsa de valores.	Baja o mínima bursatilidad o sin ninguna cotización -La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así: Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización. Si es Inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización. - Cuando los dividendos o utilidades se repartan en especie, incluidos los provenientes de capitalizar la cuenta de revalorización del patrimonio; se registran como ingreso la parte que haya sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte el superávit. Cuando se trate de dividendos o utilidades en efectivo, se registra como ingreso el valor del superávit por valorización, se revierte dicho superávit, y el monto de los dividendos que exceda el mismo se debe contabilizar como un menor valor de la inversión. Alta y Media Bursatilidad La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión. Los dividendos o utilidades que se repartan en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que haya sido contabilizado como ganancia acumulada no realizada durante el ejercicio al cual corresponden las utilidades y revalorización del patrimonio distribuidas, con cargo a esta última. El recaudo de los dividendos en efectivo se contabiliza como un menor valor de la inversión.

Derechos de Recompra de Inversiones

Corresponde a inversiones restringidas que representan la garantía colateral de compromisos de recompra de inversiones.

Si se trata de inversiones negociables en valores o títulos de deuda, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan al valor de mercado; las variaciones que se presenten entre éste y el último valor contabilizado se registran en las cuentas de resultados a título de utilidad o pérdida según corresponda.

Si se trata de inversiones para mantener hasta el vencimiento, se contabilizan por el valor de la transferencia en el momento del recaudo de fondos y se actualizan por la causación de los rendimientos hasta su redención o vencimiento con abono al estado de ganancias y pérdidas.

Los valores o títulos que cuenten con una o varias calificaciones otorgados por calificadoras externas reconocidas por la Superintendencia Financiera, o los títulos de deuda emitidos por entidades que se encuentren calificadas por estas, no pueden estar contabilizados por un monto que excedan los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración.

Calificación LARGO PLAZO	Valor Máximo %
BB+,BB,BB-	Noventa (90)
B+,B,B-	Setenta (70)
CCC	Cincuenta (50)
DD,EE	Cero (0)

Calificación CORTO PLAZO	Valor Máximo %
3	Noventa (90)
4	Cincuenta (50)
5 y 6	Cero (0)

Provisiones o Pérdidas por Calificación de Riesgo Crediticio

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y

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Categoría	Riesgo	Características	Provisiones
		recuperar la inversión es altamente dudosa.	del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.

(e) **Cartera de Créditos**

Registra los créditos otorgados por la Corporación bajo las distintas modalidades autorizadas. Los recursos utilizados en el otorgamiento de los créditos provienen de recursos propios, del público en la modalidad de depósitos y de otras fuentes de financiamiento externas e internas.

Los préstamos se contabilizan por el valor del desembolso, excepto las compras de cartera "factoring", las cuales se registran al costo.

Con la entrada en vigencia de la Circular Externa 011 de 2002 de la Superintendencia se establecieron los principios y criterios generales que las entidades vigiladas debemos adoptar para mantener adecuadamente evaluados los riesgos crediticios implícitos en los activos de crédito. Define las modalidades de crédito, determina calificaciones según la percepción de riesgo que las mismas operaciones tengan.

Se establece igualmente que se debe mantener una adecuada administración del riesgo crediticio, para lo cual cada entidad debe desarrollar un sistema de administración de riesgo crediticio (SARC), en el cual se debe establecer políticas claras y precisas que definan los criterios bajo los cuales la Corporación en general debe evaluar, calificar y controlar los riesgos crediticios. Igualmente se define las instancias de gobierno corporativo o de control que debe adoptar las políticas y mecanismos necesarios para asegurar el cumplimiento estricto de las instrucciones mínimas establecidas. Con la Circular Externa 020 de 2005 la Superintendencia Financiera de Colombia adopta el modelo de referencia de cartera comercial MRC incorporado el Capitulo II de la Circular 100 , El cual debe ser aplicado por todas las entidades vigiladas sujetas al SARC a partir del 1° de julio de 2007.

La estructura de la cartera de créditos contempla cuatro (4) modalidades de crédito:

Vivienda

Se entiende como créditos de vivienda aquellos otorgados a personas naturales, destinados a la adquisición de vivienda nueva o usada, o a la construcción de vivienda individual. Deben contar con garantía hipotecaria en primer grado, constituida sobre la vivienda financiada. El plazo de amortización debe estar comprendido entre cinco (5) años como mínimo y treinta (30) como máximo. Los créditos podrán prepagarse total o parcialmente en cualquier momento sin penalidad alguna.

Consumo

Se entiende como créditos de consumo los créditos otorgados a personas naturales cuyo objeto sea financiar la adquisición de bienes de consumo o el pago de servicios para fines no comerciales ni empresariales.

Microcrédito

Se define como el conjunto de operaciones activas de crédito otorgadas a personas naturales o jurídicas para el desarrollo de microempresas, cuyo saldo de endeudamiento con la respectiva entidad no supere veinticinco (25) salarios mínimos legales mensuales.

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Por microempresa se entiende la unidad de explotación económica, realizada por persona natural o jurídica en actividades empresariales, agropecuarias, industriales, comerciales o de servicios, rural o urbana, cuya planta de personal no supere diez (10) trabajadores y sus activos totales sean inferiores a quinientos un (501) salarios mínimos legales mensuales.

Comerciales

Son los otorgados a personas naturales o jurídicas para el desarrollo de actividades económicas organizadas distintas a la microempresas.

Periodicidad de Evaluación

La Corporación evalúa la totalidad de la cartera a cargo de clientes cuyo endeudamiento con la Corporación sea superior a trescientos (300) salarios mínimos legales mensuales, independiente de la clase de cartera, semestralmente en los meses de mayo y noviembre. El resultado de esta evaluación se registra al cierre del mes siguiente. Mensualmente se actualiza el comportamiento de la cartera a cargo de los clientes, en lo que respecta a abonos, cancelaciones, castigos y altura de mora de las operaciones.

Criterios para la Evaluación del Riesgo Crediticio

La Corporación evalúa la cartera comercial con base en los siguientes criterios: La capacidad de pago del deudor y sus codeudores, así como el flujo de caja del proyecto, de conformidad con información financiera actualizada y documentada; servicio de la deuda y cumplimiento de los términos pactados; información proveniente de centrales de riesgo, consolidadas con el sistema y de las demás fuentes de información comercial de las cuales dispone la institución, también se considera la información relacionada con el conglomerado económico.

Calificación del Riesgo Crediticio

La Corporación califica las operaciones de crédito con base en los criterios mencionados anteriormente y se clasifican en una de las siguientes categorías de riesgo crediticio.

Categoría	Comercial	Consumo	Microcrédito	Vivienda
"A" Riesgo Normal	Créditos vigentes y hasta 1 mes de vencidos	Créditos vigentes y hasta 1 mes de vencidos	Créditos vigentes y hasta 1 mes de vencidos	Con instalamentos al día o vencidos hasta de 2 meses
"B" Riesgo Aceptable	Créditos con más de 1 mes y hasta 3 meses de vencimiento	Créditos con vencimientos superiores a 1 mes y hasta 2 meses	Créditos con vencimientos superiores a 1 mes y hasta 2 meses	Con vencimientos superiores a 2 meses y hasta 5 meses
"C" Riesgo Apreciable	Créditos con más de 3 meses y hasta 6 meses de vencidos	Créditos con vencimientos superiores a 2 meses y hasta 3 meses	Créditos con vencimientos superiores a 2 meses y hasta 3 meses	Con vencimientos superiores a 5 meses y hasta 12 meses
"D" Riesgo Significativo	Créditos con más de 6 meses y hasta 12 meses de vencidos	Créditos con vencimientos superiores a 3 meses y hasta 6 meses	Créditos con vencimientos superiores a 3 meses y hasta 4 meses	Con vencimientos superiores a 12 meses y hasta 18 meses
"E" Riesgo de Incobrabilidad	Créditos con más de 12 meses de vencidos	Créditos con vencimientos de más de 6 meses	Créditos con vencimientos de más de 4 meses	Con vencimientos de más de 18 meses

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Calificación de Créditos con Entidades Territoriales

Respecto a la calificación de los créditos otorgados a entidades territoriales, la Corporación revisa y verifica el cumplimiento de las diferentes condiciones establecidas en la Ley 358 de 1997 y observa los siguientes aspectos:

- Se califican en categoría "D" los créditos en los cuales la entidad territorial pignore rentas como garantía, cuando no existan mecanismos adecuados para verificar razonablemente que las mismas no han sido previamente pignoradas como garantía de otra obligación, los créditos garantizados con pignoración de rentas que resulten insuficientes para cubrir el monto de la obligación y cuando la entidad territorial haya dado a los recursos del crédito una destinación diferente a la dispuesta por la ley.

- Se califican en categoría "E" los créditos garantizados con pignoración de rentas que previamente han sido comprometidas como garantía de otra obligación; los créditos que requiriendo autorización de endeudamiento del Ministerio de Hacienda y Crédito Público o del respectivo departamento, no cuenten con la misma y los créditos otorgados a entidades territoriales que habiendo adoptado planes de desempeño, conforme lo dispone la Ley 358 de 1997, no hayan obtenido la manifestación de conformidad. En estos casos se debe constituir provisiones por el cien por ciento (100%) de la obligación sin tener en cuenta la garantía.

Saneamiento Fiscal Ley 617 de 2000

La Ley buscando corregir de manera estructural los excesos de gastos de funcionamiento de las entidades territoriales, estableció que la Nación otorgaría garantías a las obligaciones contraídas por las entidades territoriales con las entidades financieras vigiladas por la Superintendencia Bancaria, cuando se cumplan todos los requisitos establecidos; entre otros, que los acuerdos de ajuste fiscal se suscribieran antes del 30 de junio de 2001.

Dicha garantía sería hasta el cuarenta punto cero por ciento (40.0%) para los créditos vigentes al 31 de diciembre de 1999 y de hasta el cien por ciento (100%) para los nuevos créditos destinados al ajuste fiscal.

Entre las características de estas reestructuraciones se mencionan: se revierten las provisiones constituidas sobre las obligaciones objeto de reestructuración en la parte que ha sido garantizada por la Nación y la parte de las obligaciones objeto de reestructuración que no cuentan con garantía de la Nación podrán mantener la calificación que tenían al 30 de junio de 2001.

Reglas para la Recalificación de Créditos Reestructurados

Por reestructuración de un crédito se entiende cualquier mecanismo instrumentado mediante la celebración de un negocio jurídico, que tenga por objeto modificar las condiciones originalmente pactadas, con el fin de permitirle al deudor la atención adecuada de su obligación. Se consideran reestructuraciones las novaciones. Antes de reestructurar un crédito debe establecerse razonablemente que el mismo será recuperado bajo las nuevas condiciones.

Los créditos pueden mejorar la calificación después de haber sido reestructurados solo cuando el deudor demuestre un comportamiento de pago regular y efectivo.

Reestructuraciones Extraordinarias

Los créditos con reestructuración extraordinaria están enmarcados, entre otros, dentro de los siguientes parámetros: los plazos de las reestructuraciones no exceden de siete (7) años para su total amortización, tratándose de entidades territoriales el plazo es hasta de diez (10) años; los acuerdos están acompañados de un Convenio de Gestión para garantizar el cumplimiento del acuerdo de reestructuración y la viabilidad de la empresa; se considera práctica insegura reversar provisiones o mejorar la calificación de los deudores reestructurados, cuando la viabilidad o el cumplimiento de los términos del acuerdo de

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reestructuración no esté debidamente demostrado; cuando un acuerdo de reestructuración se incumpla deberá calificarse de inmediato al deudor en la categoría que tenía antes de la reestructuración o en una de mayor riesgo.

Reestructuraciones Ley 550 de 1999

Con la Ley 550 de 1999 se promovió y facilitó la reactivación empresarial y reestructuración de los entes territoriales. Al iniciar la negociación de reestructuración, la Corporación suspende la causación de intereses sobre los créditos vigentes y mantiene la calificación que tenían a la fecha de iniciación de la negociación. No obstante, si el cliente se encuentra calificado en categoría de riesgo "A", es reclasificado al menos a categoría "B" y constituye el cien por ciento (100%) de la provisión para cuentas por cobrar.

(f) Castigos de Cartera

Es susceptible de castigo la cartera de créditos que a juicio de la Administración se considere irrecuperable o de remota o incierta recuperación, luego de haber agotado las acciones de cobro correspondientes, de conformidad con los conceptos emitidos por los abogados y firmas de cobranza, previamente aprobados por la Junta Directiva.

(g) Provisión para Cartera de Créditos

La Corporación constituye provisiones con cargo al estado de ganancias y pérdidas, así:

Provisión General

Una provisión del uno por ciento (1%) del total de la cartera bruta.

Provisión Individual

Sin perjuicio de la provisión general y a partir de diciembre de 2005 las provisiones individuales para la protección de los créditos calificados en categorías de riesgo ("A", "B", "C", "D" y "E") tendrán como mínimo los siguientes porcentajes:

	Comercial, Consumo y Microcrédito		Vivienda	
Categoría	Capital	Intereses y Otros Conceptos	Capital	Intereses y Otros Conceptos
A - Normal	1 %	1 %	1%	1%
B - Acepta	3.2 %	3.2%	3.2%	3.2 %
C - Aprecia	20%	100%	10%	100 %
D Significativ	50%	100%	20%	100 %
E - Incobra	100%	100%	30%	100 %

Hasta el 30 de noviembre de 2005, a los créditos calificados en categoría "A", no se les constituía provisión y para los calificados en categoría "B" la provisión era del 1%, a partir del 1 de diciembre de 2005 el mayor valor de la provisión individual de la cartera clasificada en "A" y "B" que se genera en virtud de aplicar la circular 004 de 2005 se constituirá en 19 alícuotas mensuales.

Desde octubre de 2001, los créditos de vivienda deben mantener una provisión sobre la parte garantizada, en el porcentaje que corresponda de acuerdo con la calificación. Sobre la parte no garantizada la

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provisión debe ser el cien por ciento (100.0%) a partir de que la obligación sea calificada como "B" (aceptable).

Si durante dos (2) años consecutivos, el crédito permanece en la categoría "E", el porcentaje de provisión, sobre la parte garantizada, se elevará al sesenta por ciento (60.0%). Si transcurre un (1) año adicional en estas condiciones, el porcentaje de provisión sobre la parte garantizada se elevará al cien por ciento (100.0%).

Reglas de Alineamiento

Cuando la Corporación califica en "B", "C", "D" o "E" cualquiera de los créditos de un deudor lleva a la categoría de mayor riesgo los demás créditos o contratos de la misma clase otorgados a dicho deudor, salvo que demuestre a la Superintendencia Financiera de Colombia la existencia de razones valederas para su calificación en una categoría de menor riesgo.

Las calificaciones propias deberán alinearse con las de otras entidades financieras cuando al menos dos de ellas establezcan una calificación de mayor riesgo y cuyas acreencias representen por lo menos el veinte por ciento (20%) del valor de los créditos respectivos según la última información disponible en la central de riesgos. En este caso, se admitirá una discrepancia máxima de un nivel de diferencia en la calificación.

Cuando la Superintendencia Financiera de Colombia califique en "B", "C", "D" o "E" cualquiera de los créditos de un deudor, sus otros créditos de la misma clase son llevados a la misma calificación.

Efecto de las Garantías Idóneas sobre la Constitución de Provisiones Individuales

Las garantías para los créditos sólo respaldan el capital de los créditos, en consecuencia, los saldos por amortizar de los créditos amparados con seguridades que tengan el carácter de garantías idóneas, se provisionan en el porcentaje que corresponda según la calificación del crédito, aplicando dicho porcentaje a la diferencia entre el valor del saldo insoluto y el setenta punto cero por ciento (70.0%) del valor de la garantía.

Garantía no Hipotecaria

Tiempo de Mora	Porcentaje de Cobertura
0 - 12 meses	70%
Más de 12 meses a 24 meses	50%
Más de 24 meses	0%

Garantía Hipotecaria o Fiducia Mercantil

Tiempo de Mora	Porcentaje de Cobertura
0 - 18 meses	70%
Más de 18 meses a 24 meses	50%
Más de 24 meses a 30 meses	30%
Más de 30 meses a 36 meses	15%
Más de 36 meses	0%

A partir de diciembre de 2005, los incrementos en las provisiones individuales de la cartera calificada en categoría de riesgo "A" y "B" , se constituyen sin descontar el valor de las garantías idóneas.

Garantías prendarías que versen sobre establecimientos de comercio o industriales del deudor, hipotecarias sobre inmuebles en donde opere o funcione el correspondiente establecimiento y garantías sobre inmuebles por destinación que formen parte del respectivo establecimiento son tomadas al cero por ciento (0.0%).

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Provisiones Respecto de Procesos de Concurso Universal de Acreedores

En lo relativo a los créditos a cargo de personas que sean admitidas en procesos de concurso universal de acreedores, se califican inmediatamente en la categoría "E" sujetándose a la constitución de provisiones, suspensión de causación de rendimientos y otros conceptos previstos para esta categoría. El capital cubierto con garantía idónea se provisiona en doce (12) alícuotas mensuales.

La calificación de los créditos y las provisiones constituidas deberán mantenerse hasta que se apruebe el acuerdo concursal. Si este acuerdo tiene por objeto la recuperación y conservación de la empresa, podrán a partir de la fecha en la cual se produzca, reclasificarse en categoría "D" las provisiones solo podrán reversarse gradualmente durante el año siguiente a la aprobación, mediante alícuotas mensuales, hasta alcanzar el cincuenta por ciento (50.0%) del valor total del capital.

Si el acuerdo para recuperar la empresa se aprueba antes del año siguiente a la admisión al concordato, se pueden reclasificar los créditos a categoría "D" y las provisiones se ajustan de inmediato al cincuenta por ciento (50%) del valor del crédito si son inferiores a dicho valor; en caso contrario, se reversarán dentro del año siguiente.

(h) Aceptaciones y Derivativos

Aceptaciones Bancarias

Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados.

Formalización de las Operaciones de Derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiende la reglamentación propia de la Bolsa.

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- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídico

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Parámetros escogidos para la Valoración

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con

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excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

(i) **Bienes Realizables y Recibidos en Dación de Pago**

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.
- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.
- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

(j) **Provisión Bienes Realizables y Recibidos en Dación de Pago**

Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Bancaria. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión, dependiendo del grupo de bienes al cual pertenezca, así:

- Para los bienes recibidos en dación en pago con dos (2) o más años de recibidos que no obtuvieron prórroga para la venta por parte de la Superintendencia Financiera de Colombia para la venta o más de cuatro (4) años de recibidos: se aplica una función de ajuste a veintisiete (27) meses, para alcanzar el ochenta punto cero por ciento (80%) de provisión el 31 de diciembre de 2005.
- Para los bienes recibidos en dación en pago con dos (2) o más años de recibidos y menos de cuatro (4) años respecto de los cuales se obtuvo prórroga por parte de la Superintendencia Bancaria para la venta: en este evento la Corporación pudo aplicar el modelo de acuerdo con la función de ajuste hasta el 31 de diciembre de 2005, si la Corporación a la entrada en vigencia de la norma presenta un excedente de provisión respecto de uno de estos bienes podrá mantener el nivel de provisiones registrado en su contabilidad hasta tanto el modelo no indique la necesidad de reiniciar la constitución de provisiones adicionales que permitan cubrir el 80% en el plazo indicado.
- Para los bienes recibidos en dación en pago con menos de dos (2) años de recibidos y los recibidos a partir del 1 de octubre de 2003: se aplica una función de ajuste a cuarenta y ocho (48) meses, para alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equivalente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco porciento (35%) adicional

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hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

(k) Propiedades y Equipo

Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

(l) Sucursales y Agencias

Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

(ll) Otros Activos

Gastos pagados por anticipado

Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.

- Los seguros durante la vigencia de la póliza.

- El mantenimiento de equipos y programas para computador durante la vigencia del contrato

- El seguro de conexión durante el período en que se reciben los servicios.

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- Y los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

(m) Cargos Diferidos

Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos

- Las remodelaciones en un periodo no mayor a dos (2) años.
- Programas para computador en un período no mayor a tres (3) años.
- Sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera de Colombia , se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.
- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.
- Los cargos diferidos por concepto de remodelación se amortizarán en un período no mayor a dos (2) años.

  Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.
- Útiles y papelería de acuerdo con el consumo real.
- El impuesto predial durante la vigencia fiscal prepagada.
- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce (12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

  Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.
- Contribuciones y afiliaciones, durante el correspondiente período prepagado.
- Comisiones pagadas por productos derivados durante el período del contrato.
- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

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(n) Derechos en Fideicomisos

Comprende además los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

(ñ) Valorizaciones

Activos objeto de valorización:

- Inversiones disponibles para la venta en títulos participativos.
- Propiedades y equipo, específicamente inmuebles y vehículos.
- Bienes de arte y cultura

Contabilización

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

(o) Fondos Interbancarios Comprados y Pactos de Recompra

Registra los fondos obtenidos por la Corporación de otras entidades financieras en forma directa, garantizada o no con su portafolio de inversiones o su cartera de créditos, con la finalidad de atender necesidades transitorias de liquidez. El plazo máximo para cancelar estas operaciones es de treinta (30) días calendario, las operaciones que no se hayan cancelado dentro del plazo indicado, deben contabilizarse en créditos de bancos y otras obligaciones financieras, con excepción de aquellas celebradas por el Banco de la República para regular la liquidez de la economía por medio de operaciones de contracción monetaria y las realizadas por Fogafín en desarrollo de operaciones de apoyo a las entidades inscritas.

La diferencia entre el valor presente (recibo de efectivo) y el valor futuro (precio de recompra) constituye un gasto financiero.

(p) Ingresos Anticipados

Los ingresos anticipados corresponden principalmente a intereses y comisiones recibidos por anticipado por parte de los clientes por concepto de operaciones de Cartera de Créditos; estos intereses se amortizan a resultados con base en su causación.

En aquellos casos en que como producto de acuerdos de reestructuración o cualquier otra clase de acuerdo se contemple la capitalización de intereses que se encuentren registrados en cuentas de orden o de los saldos de cartera castigada incluidos capital, intereses y otros conceptos, al igual que los intereses que se generen en el futuro por estos conceptos, se contabilizarán como abono diferido y su amortización a capital se hará en forma proporcional a los valores efectivamente recaudados.

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(q) Pensión de Jubilación

El instituto de Seguro Social (ISS) y otras entidades autorizadas por la ley (desde 1994) reciben contribución de la Corporación y de sus trabajadores, para asumir la mayor parte del pasivo por pensiones de jubilación a dichos trabajadores. El pasivo por pensiones asumido directamente por la Corporación correspondiente al personal antiguo se contabiliza con base en estudios actuariales.

El estudio actuarial utilizado para establecer el valor de la reserva correspondiente al año 2005 y 2004, se hizo contemplando los cambios introducidos por el Decreto 2783 del 20 de diciembre de 2001.

(r) Impuesto de Renta

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes. La Corporación está tributando por renta presuntiva calculada sobre el patrimonio líquido gravable.

(s) Pasivos Estimados y Provisiones

La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,
- El pago sea exigible o probable y
- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

(t) Conversión de Transacciones en Moneda Extranjera

Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 31 de diciembre de 2005 y de 2004, las tasas fueron de $ 2,284.22 y $2,389.75, respectivamente.

(u) Reconocimiento de Ingresos por Rendimientos Financieros

Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para comercial y sesenta y un (61) días para consumo y microcrédito.

Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

Tratándose de capitalización de intereses su registro se hace en la cuenta de abono diferido y los ingresos se reconocen en la medida en que se recauden efectivamente.

(v) Cuentas Contingentes

En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos. Dentro de las contingencias deudoras se registra los rendimientos financieros a partir del momento en que se suspenda la causación en las cuentas de cartera de créditos.

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(w) Cuentas de Orden

En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación. Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

(x) Utilidad Neta por Acción

La utilidad neta por acción se calcula dividiendo la utilidad neta del año por el promedio ponderado de las acciones suscritas y pagadas en circulación durante cada año.

(y) Estado de Flujos de Efectivo

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año o (pérdida) y el efectivo provisto por las actividades de operación.

(z) Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia

Las normas contables especiales establecidas por la Superintendencia Financiera de Colombia presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Propiedades, Planta y Equipo

Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

Prima en Colocación de Acciones

La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

Ajustes por Inflación

La norma especial establece que solo se ajustan por inflación en las cuentas de orden cuyo tratamiento de ajuste está dado por las disposiciones tributarias vigentes. La norma de contabilidad generalmente aceptada establece que para renovar el efecto de la inflación se deben ajustar los activos no monetarios y patrimonio.

(3) Fusión Corporación Financiera del Valle S. A. – Corporación Financiera Colombiana S. A.

La Asamblea General de Accionista aprobó la fusión el 28 de septiembre de 2005, cuyo compromiso se encuentra registrado en el Acta No.31 de la misma fecha. Con la resolución número 0127 de diciembre 16 de 2005, la Superintendencia Financiera de Colombia, no objetó la fusión de la Corporación Financiera del Valle S.A. (absorbente) y la Corporación Financiera Colombiana S.A. (absorbida).

El 30 de diciembre de 2005, con la escritura No. 12.364 de la notaría 18 de Bogota se formalizó la fusión de la Corporación Financiera del Valle S.A. (Entidad absorbente) y la Corporación Financiera Colombiana S.A.(entidad absorbida). Las principales cifras antes de la fusión de las dos entidades son:

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	Corporación Financiera del Valle S. A.	Corporación Financiera Colombiana S. A.
Activos	$ 2,948.665.7	2,024.400.1
Pasivos	2,099.390.3	1,354.357.5
Patrimonio	849,275.4	670.042.6
Utilidad	107,586.7	115.496.0

Los estados financieros al 31 de diciembre de 2005 corresponden a las cifras fusionadas de las dos entidades al igual que los resultados de las operaciones. Los estados financieros al 31 de diciembre de 2004 corresponden a la Corporación Financiera del Valle S. A. (sociedad absorbente), que reportó para dicho período. Por lo tanto no son comparativos.

(4) Cambios en políticas y estimaciones contables

Para el mes de octubre de 2005 la Superintendencia Financiera expidió la Circular Externa 035 por medio de la cual aumentó del 1% al 2% el porcentaje de provisión general de la cartera de crédito y contratos leasing. En consecuencia, la provisión en mención correspondiente a los meses de Octubre y Noviembre se vio incrementada en $ 2,084.6 .

Posteriormente, con la expedición de la Circular Externa 004 de diciembre de 2005 que derogó lo correspondiente al incremento de la provisión general mencionado en el párrafo anterior, se fijó una provisión del 1% sobre la cartera de crédito y contratos de leasing calificados en "A" y se incrementó el porcentaje de provisión individual sobre la cartera de crédito y contratos leasing calificados en "B" al pasarla de 1% a 3.2%. Estas provisiones se deben calcular sobre los saldos adeudados sin tener en cuenta las garantías, y se efectuarán en forma gradual hasta el 30 de Junio de 2007, fecha en la cual deberá estar constituida la totalidad de la mencionada provisión. Esta norma también prevé que la provisión general registrada según lo mencionado en la Circular Externa 035, compute para el cálculo de la nueva provisión.

La incidencia de la aplicación de la norma anterior fue incrementar el gasto de la compañía en $2,169.1 para la cartera de crédito.

(5) Disponible

El siguiente es el detalle del disponible:

		2005	2004
Caja		12.0	-
Banco de la República	$	46,330.1	25,068.5
Bancos y otras entidades financieras		42,336.2	3,759.8
		88,678.3	28,828.3
Moneda Extranjera:			
Caja		-	10.0
Banco de la República		14.3	12.7
Bancos y otras entidades financieras		2,165.9	524.7
		2,180.2	547.4
Remesa en Transito		45.6	47.8
	$	90,904.1	29,423.5
Provisión		-	(45.2)
		90,904.1	29,378.3

No existen otras restricciones sobre el disponible.

Al 31 de diciembre de 2005, no existían notas pendientes de corresponder superior a 30 días.

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(6) Fondos Interbancarios Vendidos y Pactos de Reventa

El siguiente es el detalle de fondos interbancarios vendidos y pactos de reventa al 31 de diciembre de 2005 Y 2004:

	2005	2004
Compromisos de Reventa de Inversiones	$ 438.2	318.9
Fondos Interbancarios vendidos	36,871.8	36,689.0
	$ 37,310.0	37,007.9

Estos fondos son utilizados para aprovechar excesos de liquidez y se pactan a un plazo no mayor a 30 días, para el año 2005 y 2004 corresponde principalmente a operaciones Overnight. Las tasas utilizadas en estas operaciones durante el año 2005 oscilaron entre el 9.8% y 5,2%; y en el año 2004 entre el 9.5% y 6.8%.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los años 2005 y 2004 no se presentaron incumplimientos.

(7) Inversiones

El siguiente es el detalle de las inversiones :

Inversiones Negociables en títulos de deuda

	2005	2004
Títulos de deuda pública emitidos o garantizados por la Nación	$ 174,929.4	174,152.7
Títulos de deuda externa emitidos o garantizados por la Nación	1,169.9	41,165.8
Títulos emitidos o valados o garantizados por el Fogafin	2,686.5	6,286.6
Títulos emitidos por el Banco de la República	-	81.7
Títulos de Contenido crediticio derivado de procesos de titularización de cartera hipotecaria	-	16,822.9
Títulos de Contenido crediticio derivado de procesos de titularización de subyacentes distintos de cartera hipotecaria	3,815.7	3,218.7
Títulos emitidos avalados, aceptados o garantizados por instituciones vigiladas por la SuperFinanciera	68,176.6	16,449.9
Títulos emitidos por entidades no vigiladas por la Superfinanciera	22,655.7	15,352.8
Títulos emitidos, avalados, garantizados o aceptados por Bancos del Exterior	4,624.5	
Títulos emitidos por residentes en el Exterior	-	369.5
Otros títulos de deuda pública	6,004.9	7,428.7
	$ 284,063.2	281,329.3

Inversiones para mantener hasta el vencimiento

Títulos de Deuda Pública interna emitidos por la nación	2005	2004
Títulos Tes	$ 61,114.0	9,314.3
Títulos de Reducción de Deuda	44,302.5	10,005.5
Títulos de Desarrollo Agropecuario	40,324.0	16.8
Bonos Decreto 2007	-	17,951.6
	145,740.5	37,288.2

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		2005	2004
Títulos Emitidos, avalados o garantizados o aceptados por bancos del exterior			
Pagare Avantel S.A.		361.4	-
	$	146,101.9	37,288.2
Inversiones disponibles para la venta			
Títulos de deuda pública internos emitidos o garantizados Por la nación			
Tes	$	98,203.5	6,520.6
Bonos Hipotecarios			
Bono Hipotecario Estructurado		1,005.7	-
Títulos emitidos por Entidades no vigiladas por la Superintendencia Financiera			
Boceas		3,722.4	-
	$	102,931.6	6,520.6
Derechos de Recompra de Inversiones Negociables en Títulos de deuda			
Títulos de deuda pública emitidos por la nación			
Inversiones negociables Títulos de Deuda	$	305,955.7	63,252.7
Disponibles para la Venta		217,491.9	99,815.0
Para Mantener Hasta el Vencimiento		-	24,414.5
		523,447.6	187,482.2

Al 31 de diciembre de 2005 y 2004, la Corporación evaluó bajo el riesgo crediticio las inversiones de títulos de deuda, con excepción de los emitidos o avalados por la Nación, los emitidos por el Banco de la República, y los emitidos o garantizados por el fondo de garantías de Instituciones Financieras FOGAFIN. El resultado de la evaluación fue Calificar los Bonos convertibles en Acciones en C Y D y para los Bonos de Emcali se encuentran calificados por Duff and Phelps en B Sencilla.

Negociables – Títulos Participativos

2005		Capital Social	% Particip.		Valor de Mercado
En Entidades del Sector Real					
Textiles Fabricato Tejicondor .S.A.	$	23.1	0.44	$	1,687.2
Mineros S.A.		158,953.0	6.98		25,518.9
					27,206.1
En el Sector Financiero					
Banco de Occidente S.A.		3,827.0	0.27		7,438.4
				$	34,644.5
En Fondos Comunes Ordinarios					50,403.5
				$	85,048.0

2004		Capital Social	% Particip.	Valor de Mercado
En Entidades del Sector Real				
Promigás S. A.	$	13,298.5	14.02	159,768.1
Coltejer S.A.				0.1
				159,768.2
En el Sector Financiero				
Banco de Bogotá	$	2,253.8		16.8
Banco de Occidente		3,827.0		3,684.0
				3,700.8

Continúa...

Fondos Comunes Ordinarios	28,884.6
Fondos Comunes Especiales	47.8
	$ 28,932.4
	$ 192.401.4

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad

	2005									
	Capital Social	No. De Acciones	% de partic.	Costo de Adquisición	Costo Ajustado	Valor de mercado		Valorización	Desvalorización	Provisión
Aerocali S.A.	$ 3,800.0	126,654	33.33%	2,258.5	3,356.8	2,022.6	(1)	-	-	3,356
Agrotimbio S.A.	2,154.9	547,005	25.38%	1,398.5	1,318.0	585.3	(1)			1,318
Alimentos derivados de la Caña S.A	-	52,000	-	-	26.1	-	-			
Aquacultivos del Caribe S.A.	1,937.1	106,000	5.47%	658.8	477.4	605.9	(6)	128.5	-	
AV Villas (acciones ordinarias)	22,110.1	11	0.00%	-	-	-	(1)	-	-	
AV Villas (acciones preferenciales)	22,110.0	20,763	0.01%	27.5	88.1	41.4	(1)	-	-	46
Banco Corfivalle (Panamá) S.A..	-	6,019,000	100.00%	-	13,748.8	13,748.7	-	-		
Bladex S.A.	38,589.6	2,070	0.00%	-	47.0	81.6	(1)	34.6		
C.I. Yumbo S.A.	11,301.0	11,001	0.10%	12.6	11.3	20.0	(5)	8.7		
C.i. Intercontex S.A.	-	2,959,720	98.66%	11,771.0	19,397.8	-	(7)	-		19,397
Caribú Internacional S.A.	-	782,278,588	-	-	782.2	-	-	-		782
Casa de Bolsa S.A.	935.0	883,575	94.50%	1,017-1	4,051.0	5,486.5	(1)	1,435.5		
Centro Motor S.A.	1,161.1	16,334	10,62%	257.0	411.3	360.2	(3)	-	-	51
CIA. Agrop. Ind. Pajonales S.A.	442,375.0	836.160	94,51	47,692.8	22,065.4	50,393.2	(1)	28,327.8		
Colmotores S.A.	1,073.2	38,496	0.12	246.2	78.9	489.5	(1)	410.5		
Colombiana de Extrusión S.A. Extrucol	2,282.2	315,420	20.00%	3,126.0	1,847.3	4,207.3	(1)	2,360.1	-	
Colombiana de Licitaciones y Concesiones Ltda.	19,644.2	1,964,422	99.99%	16,836.1	20,437.2	56,833.6	(1)	36,396.3	-	
Colombina S.A.	18,518.4	32,683,321	7.59%	10,184.1	14.823.6	17,309.4	(1)	2,485.8		
Compañía Aguas de Colombia	2,800.0	560,000	20.00%	448.4	1,096.7	853.8	(3)		76.3	841
Concesionaria TibitocS.A.	229,142.7	9,086,933	33.33%	11,959.0	9,822.7	15,138.5	(1)	3,938.9		
Corporación Andina de Fomento	US$55.0	11	0.00%	287.2	199.9	297.7	(3)	97.9		
Coviandes S.A.	27,400.0	68,002	0.25%	237.4	92.8	334.9	(2)	214.6	-	
Depósito Central de Valores- Deceval	10,315.5	15,158	3.67%	822.1	1,089.4	1,636.7	(1)	547.4	-	
Desmotadora del Norte del Tolima S.A.	250.0	135,356	54.14%	7,632.4	926.3	5,327.7	(1)	4,401.4		
Enka de Colombia S.A.	59,274.4	20,734.072	0.35%	1,721.8	2.205.4	1,255.8	(2)		465.9	1,172
Estudios Proyectos e Inversiones de los Andes S.A.	33,376.7	31,665,997	94.87%	52,437.5	40,980.3	79,363.3	(1)	38,383.0	-	
Eternit Colombiana S.A.	650.1	99,850	0.26%	138.8	69.6	94.3	(2)	41.4	-	
Fiduciaria del Valle S.A.	13,273.7	12,543,714	94.50%	16,694.1	10,925.8	17,807.8	(1)	6,882.0		
Fiduciaria de Occidente S.A.	11,255.9	562,189	4.99%	756.3	1,483.8	2,090.4	(1)	606.6	-	
Frigoríficos Colombianos S.A.	992.0	22,401,139	45.16%	2,918.7	3.094.7	3,085.3	(2)	-	9.4	
Futbolred.com S.A.	200.0	120,000	-	-	361.6	-	(6)	-		36
Gas Natural S.A. E.S.P.	531.4	645,626	1.91%	-	19,060.3	9,433.9	(2)	271.0		
Gasoducto del Tolima S.A.	3,978.8	230,711	5.80%	-	305.7	490.3	(2)	184.6	-	
Hoteles Esterar de Colombia S.A.	28.6	24,286,705	84.91%	69,052.1	40,924.5	93,027.8	(1)	52.103.3		
Huevos Oro Ltda.	1,133.5	1,133,593	99.99%	11,283.6	11,197.4	11,182.5	(1)	-	14.8	2,043
IBC Solutions	USD$7,859.2	2,668,025	37.50%	3,489.9	6,094.4	1,619.0	(1)	-	4,475.4	
Inducarbon	290.0	2,528	0.09%	-	1.1	531.2	(1)	-		1
Industria Colombo Andina-Inca S.A.	2,970.5	1,985.607	0.67%	44.3	72.1	78,8	(3)	-	-	45
Industrias Lehner S.A.	5,219.0	17,911,269	48.04%	7,851.4	9,972.0	5,954.9	(1)	-	-	9.972
Ingenio de la Cabaña	21,202.4	535,436	2.53%	7,144.8	6,323.8	8,199.0	(6)	1,875.2		
Inversiones Holguín Hurtado S.A.	2,367.5	500,743	4.22%	2,311.4	3,122.2	1,624.4	(2)	-	582.0	1,506
Jardín Plaza S-A-	-	650,000	13.00%	-	5,747.1	-	-	-		
Leasing de Occidente S.A.	45,699.5	244,313,217	45.24%	18,663.9	40,592.5	38,839.6	(1)	5,033.3	-	
Leasing del Valle S.A.	831,689.9	78,594,682	94.50%	23,959.7	21,124.3	38,965.7	(1)	17,841.4		
Lloreda S.A.	74,647.0	419,990,393	56.26%	66,255.2	131.324.0	59,726.9	(1)	-	32,572.6	69,983
Mayaguez S.A.	9,656.7	282,384	0.58%	728.4	683.9	1,129.2	(1)	445.3		
Metrex S.A.	4,000.0	321,782	8,08%	-	249.3	951.7	(3)	-	-	91
Molino Pajonales	30,967.0	28,754	92.85%	6,251.8	1,812.9	7,495.8	(1)	5,683.0		
N. Hurtado & CIA. S.A.	176,338.1	2,364,953	8.98%	4,132.1	3,414.3	5,480.7	(1)	-		935
Pesa	85,871.6	146,949,666	96.18%	129,189.2	164,503.2	-	(2)	16,716.3		
Petróleos Colombianos Limited	-	17,107	0.05%	-	113.3	5.6	(4)	-	-	113
Petróleos Nacionales S.A.	-	6,235,383	19,54%	-	257.3	-	(8)	-	-	257
Pizano S.A.	570.8	16,540,378	25.52%	24,162.3	21,965.4	32,522.9	(1)	-	-	6,439
Plantaciones Unipalma de los Llanos S.A.	19,331.8	1,054,175,677	54.53%	17,005.5	12,665.8	24,174.7	(1)	11,508.8	-	
Proinversiones S:A.	144.9	437,266	3.02%	-	9.6	105.1	(1)	-	-	3
Promisión Celular S.A. Promicel	28,121.0	4,680,420	16.64%	5,642.5	4,803.8	3,057.8	(2)	-	1,746.0	
Promotora de Inversiones Ruitoque S.A.	14,354.0	43,289,334	3.03%	390.8	948.2	1,102.6	(1)	-	-	358
Promotora Inmobiliaria La Esperanza S.A.	6,212.5	11,089,059	55.51%	6,739.8	5,857.0	3,570.1	(2)	-	2,286.9	2,666
Promotora y Comercializadora Turística Santamar S.A.	379.7	285,998,636	75.33%	10,028.6	8,796.9	12,267.4	(1)	-	2,240.0	2,578
Proyectos de Infraestructura S.A.	46,229.4	35,272,179	85.97%	26,794.9	96,807.3	100,546.8	(1)	16,692.7		
Proyectos Energéticos del Cauca S.A.	167,800.0	17,955	10.70%	3,165.3	3,177.1	3,923.6	(6)	746.5		
Sociedad de Inversiones en Energía S.A.	151,213.7	14,483,115	10.31%	21,174.6	18,972.0	34,736.2	(3)	15,764.3	-	
Sociedad General de Inversiones S.A.	-	1,890	94.50%	-	2.0	-	-	-		
Sociedad Hotelera Cien Internacional S.A.	350.0	133,393	0.39%	60,9	58.4	60,2	(5)	1.7		
Sociedad Transportadora de Gas del Oriente TransOriente S.A.	8,502.0	17,004,000	20.00%	3,705.6	3,870.2	7,851.7	(1)	3,981.5	-	
Tejidos Sintéticos de Colombia S.A.	5,254.7	40,253,084	94.99%	11,619.7	14,134.8	17,252.5	(1)	3,117.7	-	
Textiles El Espinal S.A.	452.0	7,107,259	8.56%	-	2,399.2	3,685.7	(2)	1,286.6	-	
Valle Bursátiles	402,.32.5	134,277	1.33%	8.0	4.5	9,3	(1)	4.8		
Valora S.A.	14,428.4	136,998,310	94.95%	22,110.9	19,247.8	19,889.4	(1)	-		1,559
Valores Cineco S.A.	2,585.4	73,639,104	2.85%	-	1,138.6	1,687.8	(1)	563.9		
Valores de Occidente S.A.	1,420.8	696.224	48.99%	1,265.8	1,435.4	1,939.2	(1)	503.8	-	
Valores Diaco S.A.	1,344.6	38,299,296	2.85%	2,076.3	936.3	1,788.9	(6)	852.6		
Ventas y Servicios S.A.	324.6	64.599	19.90%	232.6	219.6	339.6	(1)	120.0	-	
					859,662.6			281,999.3	44,469.3	125,880

(1) Valor intrínseco al 30 noviembre de 2005

Continúa...

(2) Valor Intrínseco al 31 de octubre de 2005
(3) Valor Intrínseco al 30 de septiembre de 2005
(4) Valor Intrínseco al 31 de agosto de 2005
(5) Valor Intrínseco al 30 de julio de 2005
(6) Valor Intrínseco al 30 de junio de 2005
(7) Valor Intrínseco al 30 de diciembre de 2004
(8) Valor Intrínseco al 31 de diciembre de 1996

Con Alta y Media Bursatilidad

	Capital Social	No. De Acciones	2005 % de partic.	Costo de Adquisición	Valor (*) En bolsa	Valor de Mercado		Ganancias o pérdidas no realizadas
Con alta bursatilidad								
Tablemac S.A.	20,543.0	3,019.057.079	15.08%	4,226.6	4.79	14,461.3	$	10,234.6
Con media bursatilidad								
Promigás S.A.	13,298.5	32,334,959	24,31%	315,409.3	24,052.8	777,747.7		469,311.9
				$ 319,635.9		792,209.0		479,546.5
Títulos de deuda								20,786.3
OTROS TITULOS						-		-
Fiducolombia/FCEC Hidrocarburos						149.4		
Fibratolima						1,347.3		-
						1,496.7	$	500,332.8

TOTAL INVERSIONES DISPONIBLES PARA LA VENTA		$1,653,368.3

PROVISIÓN DE INVERSIONES

	2005	2004
INVERSIONES DISPONIBLES PARA LA VENTA TITULOS PARTICIPATIVOS		
Baja o mínima bursatilidad	$ 125,880.0	$ 81,518.2
Derivados de procesos de titularización	1,347.3	-
INVERSIONES DISPONIBLES PARA LA VENTA TITULOS DE DEUDA	8,620.1	21,932.6
TOTAL PROVISIONES	**$ 135,847.4**	**$ 103,450.8**

Inversiones Disponibles para la venta Títulos Participativos con Baja o Mínima Bursatilidad

2004

	Capital Social	No. De Acciones	% de partic.	Costo de Adquisición	Costo Ajustado	Valor de mercado	Valorización	Desvalorización	Provis
Acerias Paz del Rió	15,776.3	25,669,117	0,25%	-	19.9	19.9			
Agrotimbio S.A.	2,154.9	547.005	25.35%	1,398.6	1,317.9	1,367.8	49.8		
Banco Corfivalle Panamá (1)	-	6,019.000	100%	-	14,383.9	14,383.9			
Banco Popular	77,253.2	14.100		0.6	1.2	0.8			
Bladex S.A. Clase E	38,589.6	2.070	0.01%	220.9	49.2	82.9	33.7		
Bladex S.A. Preferidas	304,640	39		1.8	0.1	1.4	0.4		
C.I. Intercontex	-	2,495.683	94.84%	11,771.0	14,397.7	11,527.1		2,870.6	11,5[illegible]
C.I. Yumbo S.A.	11,301.0	11.001	0.10%	12.7	11.3	18.5	7.2		
Caliescali.com. S.A.	1,004.4	17.520	1.74%	8.8	17.5	3.6		7.0	
Casa de Bolsa S.A	935.0	934.997	20.00%	1,017.2	4.051.1	4,358.6	307.5		
CFV Bahamas	-			15,521.7			1,557.2		
Cía Agrop. e Ind. Pajonales S.A	442,375.0	836.160	94.51%	47,692.8	22,065.4	49,865.0	27,799.6		
Colmotores S.A.	1,073.2	38.496	0.12%	246.3	78.9	387.7	308.7		
Colombina S.A.	18,518.4	32,683.321	7.59%	10,184.1	14,823.6	13,969.5		854.0	
Compañia Aguas de Colombia S.A.	2,800.0	560.00	20.0%	448.4	1,096.7	994.7		3.9	
Concesionaria Tibitoc S.A.	229,142.7	9,086.933	33.33%	11,959.1	9,822.7	13,349.5	3,526.8		
Corporación Andina de Fomento	US$55.0	10		287.2	197.2	271.2	74.0		
Deceval S.A.	-	12,619	3.33%	762.4	840.2	1,194.8	354.6		
Desmontadora del Norte del Tolima S.A.	250.0	135.356	54.14%	7,632.4	926.3	5,438.8	4,512.5		
Fiduciaria Valle S.A.	13,273.7	12,543.714	94.49%	16,964.2	10.925.8	15,846.4	4,920.6		
Futbolred.com S.A.	200.0	120.000	30.0%	331.6	361.6	57.0		304.5	
Gas Natural S.A. E:S:P.	531.4	710.866	1.93%	-	12,555.3	13,714.8	1,159.5		
Hoteles Estelares de Colombia S.A.	28.6	24.100.708	84.26%	69,052.1	40.297.6	84,366.9	44,069.3		
IBC Solutions	-	2.674.758	34.85%	3,490.0	6,392.0	1,110.9		5,281.7	
Inducarbon S.A.	290.0	2.528	0.09%	-	1.1	0.6			
Industrias Lehner S.A.	5,219.0	87.466	0.55%	92.9	102.8	0.6		39.0	
Ingenio la Cabaña S.A.	21,202.4	535.436	2.53%	7,144.8	6,323.9	8.0	1,749.4		
Inmunizadora Unidas S.A.	39,300.0	1.964.600	49.99%	561.0	87.1	1.3	560.4		
Inversiones Holguin Hurtado S.A.	2,367.5	199.846	1.69%	920.9	1,036.5	0.6		222.8	
Inversiones de Energía y Gas S.A. (2)	92,592.4	413.945	48.97%	23,238.5	36,473.2	56.0	3,362.6		
Leasing del Valle S.A.	831,689.9	64.271.869	94.50%	-	14,338.0	29.3	14,939.1		
Lioreda S.A.	74,647.0	392.517.757	52.58%	-	125,700.2	63.2		23,314.6	51,8[illegible]
Mayagüez S.A.	9,656.7	279.846	0.58%	728.4	683.9	1.010.1	326.2		
Molino Pajonales S.A.	30,967.0	28.754	92.85%	6,251.8	1,812.9	6.566.3	4,753.4		
N. Hurtado & Cía S.A.	176,338.1	2.364.953	8.98%	4,132.1	3,414.3	4,101.9			2[illegible]
Proyectos de Energía S.A. (2)	92,592.4	12.701.237	94.32%	-	116,410.8	115,063.3	6,905.3		
Pizano S.A.	570.8	1.036.665	2.00%	717.2	1.642.9	2,212.6			5[illegible]
Prodesal S.A.	-	31,495.755	64.50%	55,969.8	39,019.1	65,219.8	26,200.6		
Prodesal del Cauca S.A.	4,883.0	1.575.895	5.40%	486.9	254.9	743.9	489.0		
Promotora de Energía y Gas S.A. (2)	92,592.4	113.945	20.90%	-	11,619.2	52,837.3	3,170.9		
Proyectos de Infraestructura S.A.	-	13.514.417	30.58%	26,795.0	21,831.5	32,533.1	10,701.5		
Proyectos Energéticos del Cauca S.A.	-	17.955	10.70%	3,165.3	3,177.1	3,719.2	542.1		
Siderurgica del Pacifico S.A.	-	1.388.293	2.55%	672.1	572.4	1,148.6	576.1		
Sociedad General de Inversiones S.A.	-	1.890	94.50%	-	1.8	1.8			
Sociedad Hotelera Cien Internacional S.A.	350.0	133.393	0.39%	60.9	59.7	59.6			
Telesat S.A.	3,707.4	1.284	1.39%	42.6	42.6	65.2	22.6		

Continúa...

Valora S.A.	14,428.4	136,998.310	92.93%	-	19.247.9	31,309.5	12,061.7		
Valle Bursátiles S.A.	402,325.1	134.277	1.33%	8.0	4.5	7.8	3.3		
Valores Cineco S.A.	2,585.4	73.639.104	2.85%	-	963.0	2,681.9	1,543.3		
Valores Diaco S.A.	1,344.6	38.299.296	2.85%	2,076.3	1,138.6	829.9	23.6	-	1[illegible]
Provisión General-Sistema de Administración					560,593.0		176.612.5	32,898.1	16,2[illegible]
							-		80,6[illegible]

(1) Se trasladaron las operaciones del Banco en Bahamas y se constituyó Banco Corfivalle (Panamá) . Se valora de manera integral con las acciones de la E.E.B. sub.- estación eléctrica.

Mediante Acta de Conciliación el 05 de octubre ante el centro de Arbitraje de la Cámara de Comercio de Bogota se acordó que, previa realización de determinados actos jurídicos, la Corporación Financiera Colombiana S.A. (antes Corporación Financiera del Valle S.A.) a través de sus inversoras quedara como el titular del 3.81% del capital social de la Empresa de Energía de Bogota y el 100% de la subestación eléctrica que posee central Hidroeléctrica Betania S.A. E.S.P. como activo fijo.

La Corporación tenia a 31 de diciembre de 2004 constituido una provisión general sobre los títulos participativos disponible para la venta, dicha provisión se compone de los resultados del sistema de administración de riesgo de inversiones SARIN por valor de $16,279.7. La Superintendencia Bancaria hoy Superfinanciera no aprobó el modelo de SARC para las inversiones, por lo tanto la Corfivalle S.A. entidad absorbente, se acogió al sistema de provisiones de la circular Externa 033 de agosto de 2002 en el año 2005.

La Corporación evaluó y calificó bajo el riesgo de crediticio la totalidad de las inversiones Título Participativos, con excepción de las inversiones efectuadas en títulos clasificados como de alta y media bursatilidad por la Superintendencia Financiera, el resultado es el siguiente:

	Calificación		Provisión por riesgo Crediticio	
	2005	2004	2005	2004
Aerocali S.A.	D	C	3,356.8	-
Agrotimbío S.A.	E	A	1,317.9	-
Alimentos derivados de la Caña S.A	A	-	-	-
Aquacultivos del Caribe S.A.	A	A	-	-
AV Villas	A	A	-	-
Banco Corfivalle (Panamá) S.A..	A	-	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
C.i. Intercontex S.A.	E	D	19,397.8	11,527.0
Caribú Internacional S.A.	E	-	782.3	-
Casa de Bolsa S.A.	A	A	-	-
Centro Motor S.A.	A	A	-	-
Cia. Agrop. Ind. Pajonales S.A.	A	A	-	-
Colmotores S.A.	A	A	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones LTDA.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	D	D	841.0	595.5
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Desmotadora del Norte del Tolima S.A.	A	A	-	-
Enka de Colombia S.A.	C	C	688.7	-
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	B	B	-	-
Fiduciaria del Valle S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Frigorificos Colombianos S.A.	A	A	-	-
Futbolred.com S.A.	E	B	361.6	-

Continúa...

Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	B	B	2,043.1	-
IBC Solutions	A	A	-	-
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	C	C	45.5	-
Industrias Lehner S.A.	E	B	9,972.0	-
Ingenio la Cabaña	A	A	-	
Inversiones Holguin Hurtado S.A.	C	C	695.6	171.9
Jardin Plaza S-A-	A	-	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing del Valle S.A.	A	A	-	-
Lloreda S,A.	C	C	69,983.1	51,830.4
Mayagüez S.A.	A	A	-	-
Metrex S.A.	B	B	91.0	-
Molino Pajonales	A	A	-	-
N. Hurtado & Cía. S.A.	C	C	935.0	275.7
Pesa	A	A	-	-
Petróleos Colombianos Limited	E	E	113.3	-
Petróleos Nacionales S.A.	E	E	-	-
Pizano S.A.	C	D	6,439.3	536.5
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	-
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	358.1	-
Promotora Inmobiliaria La Esperanza S.A.	C	C	2,666.3	-
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,578.3	-
Proyectos de Infraestructura S.A.	A	A	-	-
Proyectos Energéticos del Cauca S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad General de Inversiones S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	A	A	-	-
Valle Bursátiles	A	A	-	-
Valora S.A.	B	B	1,559.1	-
Valores Cineco S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Valores Diaco S.A.	A	A	-	-
Ventas y Servicios	A	A	-	--
			$124,230.7	64,938.1
Provisión Títulos Mixtos Fibratolima			1,347.3	-
Provisión Títulos de deuda			8,620.1	21.932.6
Provisión riesgo de mercado títulos participativos			1,649.3	16.580.1
TOTAL PROVISIONES			$135,847.4	103,450.8

Provisión de Inversiones

El movimiento de la provisión de inversiones es el siguiente:

	2005	2004
Saldo inicial (*)	$ 132,910.6	87,395.5
Mas:		
Provisión cargada a gastos del ejercicio	20,275.2	28,082.8
	153,185.8	115,478.3
Menos:		
Reintegros de provisión	16,846.4	12,027.5

Continúa...

Venta Inversiones	178.0	-
Ajuste de cambios	5.2	
Reintegro otras prov. Emcali	308.8	-
Saldo final	$ 135,847.4	103,450.8

(*) Al saldo inicial para el 2005 se le adiciono la provisión constituida por las entidades fusionadas $29,459.8

(8) Cartera de Créditos

La cartera de créditos de acuerdo con el vencimiento se clasificó así:

		2005	2004
Garantías Admisible Cartera Comercial			
Vigente	$	590,571.7	469,478.8
Vencida hasta 12 meses		148.9	3,921.4
Vencida mas de 12 meses		4,752.8	45.0
Vencida mas de 24 meses		2,353.9	1,466.7
	$	597,827.3	474,911.9
Otras Garantías Cartera Comercial			
Vigente	$	1,273,699.2	382,610.9
Vencida hasta 12 meses		15,533.4	3,123.9
Vencida mas de 12 meses		1,760.2	6,631.3
Vencida mas de 24 meses		1,716.1	3,065.9
	$	1,292,708.9	395,432.0
Total Cartera Bruta	$	1,890,536.2	870,343.9

El siguiente es el detalle de la cartera por zona geográfica:

		2005		2004	
Ciudad		Saldo	% Particip	Saldo	% Particip
Bogotá	$	616,287.5	32.50	469,339.4	53.93
Cali		708,988.0	37.60	239,845.3	27.56
Medellín		255,968.8	13.54	98,048.7	11.27
Barranquilla		205,306.1	10.86	63,110.5	7.24
Bucaramanga		103,985.8	5.50	-	-
Total	$	1,890,536.2		870,343.9	

El siguiente es el detalle de la cartera por destino económico:

	2005		2004	
	Saldo	% Particip	Saldo	% Particip
Agricultura, silvicultura, ganadería, pesca, caza	134,984.6	7.14%	103,544.9	11.90%
Explotación de minas de carbón, extracción de Petróleo crudo, gas natural	52,172.8	2.76%	53,622.5	6.16%
Extracción de minerales metálicos y no metálicos	5,507.0	0.29%	-	-
Elaboración de productos alimenticios	108,626.4	5.75%	66,360.6	7.62%
Elaboración de bebidas y tabaco	6,550.0	0.35%	-	-
Fabricación de productos textiles, prendas de vestir, cuero y sus productos	105,353.4	5.57%	36,548.9	4.20%
Fabricación de papel y sus productos imprentas y editoriales	85,574.0	4.53%	42,458.2	4.88%
Fabricación de sustancias químicas, productos químicos, caucho	173,129.3	9.16%	85,689.9	9.85%
Fabricación de productos derivados del petróleo	450.0	0.02%	-	-
Fabricación de productos minerales no metálicos	12,583.7	0.67%	-	-
Fabricación de productos metálicos de bases y elaborados	82,671.5	4.37%	18,552.2	2.13%
Fabricación de maquinaria y equipo	11,465.9	0.61%	-	-
Fabricación de material de transporte	18,307.5	0.97%	-	-
Fabricación de otros productos manufacturados, incluyen madera	61,861.9	3.27%	35,920.7	4.13%
Suministro de electricidad, gas y agua	79,371.8	4.20%	255.1	0.03%
Construcción	130,868.1	6.92%	53,297.5	6.12%
Comercio al por mayor y al por menor	331,783.8	17.55%	103,364.6	11.88%
Hoteles y restaurantes	11,424.9	0.60%	10,527.3	1.21%
Transporte y comunicaciones	86,801.0	4.59%	33,312.1	3.83%
Servicios prestados a las empresas	147,914.2	7.82%	119,494.8	13.73%

Continúa...

Administración pública y defensa	138,141.6	7.31%	51,304.2	5.89%
Servicios de salud, enseñanza, esparcimiento y cultura	48,007.1	2.54%	25,459.1	2.93%
Otros	56,985.7	3.01%	30,631.3	3.52%
	1,890,536.2		870,343.9	

En el proceso de reestructuración se observaron las normas establecidas en las Circulares Externas 039 y 044 de 1999 de la Superintendencia Financiera .

Durante el 2005 se castigó cartera de crédito comercial e intereses por $12,074.1

Al 31 de diciembre de 2005 la Corporación evaluó el 100% de la cartera de créditos, intereses y otros conceptos, el resultado de la calificación es el siguiente:

	2005							
			Otros			Provisión		Total
	Capital	Intereses	Concep.	Total	Garantia	Capital	Intereses y otros	Provision
Garantía idónea								
Comercial								
A - Normal	463,097.4	9,204.3	27,813.3	500,114.9	1,055,808.2	10,900.8	998.4	11.899.2
B - Aceptable	50,816.9	968.5	20.0	51,805.4	96,144.3	132.0	5.9	137.9
C - Apreciable	19,458.0	427.1	9.7	19,894.8	34,367.0	320.5	421.5	742.0
D - Significativo	48,498.1	794.7	34.9	49,327.7	72,849.3	12,247.8	133.9	12.381.7
E - Irrecuperable	15,956.9	640.5	453.6	17,051.0	105,849.7	8,591.2	508.8	9.100.0
	597,827.3	12,035.1	28,331.5	638,193.8	1,365,018.5	32,192.3	2,068.5	34,260.8
Otras Garantias								
Comercial								
A - Normal	1,165,230.0	13,793.1	2,568.5	1,181,591.6	348,103.6	2,239.4	1.6	2,240.9
B - Aceptable	26,658.8	359.7	2.0	27,020.5	22,558.3	1,493.3	4.2	1,497.6
C - Apreciable	23,887.0	862.5	19.6	24,769.1	31,647.3	6,546.8	325.6	6,872.4
D - Significativo	15,596.8	1,703.2	174.4	17,474.4	13,297.6	9,509.2	490.4	9,999.6
E - Irrecuperable	61,336.3	660.6	13.1	62,010.0	13,241.8	63,757.5	513.4	64,270.9
	1,292,708.9	17,379.1	2,777.6	1,312,865.6	428,848.6	83,546.2	1,335.2	84,881.4
Provisión General						18,905.4		18,905.4
	1,890,536.2	29,414.2	31,109.1	1,951,059.4	1,793,867.1	134,643.9	3,403.7	138,047.6

Reestructuraciones Extraordinarias en términos del artículo 22 de la Circular 039 de 1999 de la Superintendencia Financiera .

2005

			Saldo		**Provisiones**	
Ciudad	**Destino Económico**		**Capital**	**Intereses**	**Capital**	**Intereses**
Bogotá	2. Explotación de Carbón, Petróleo y Gas Natural	$	783.4	4.8	0.5	-
Bogotá	6. Fabricación Textiles, prendas, Cueros		393.5	-	78.7	-
Bogotá	16.Construcción		3,102.5	94.2	32.6	0.9
	Total Bogotá	**$**	**4,279.4**	**99.0**	**111.8**	**0.9**

			Saldo		**Provisiones**	
Ciudad	**Destino Económico**		**Capital**		**Intereses**	
Bucaramanga	1.Agropecuario, Agricultura, Silvicultura	$	1,067.5	1.1	0.7	-
Bucaramanga	8.Fabricación Sustancias Químicas Caucho		1,100.3	15.1	0.8	-
Bucaramanga	26.Otros		1,757.5	1.7	1.2	-
	Total Bucaramanga	**$**	**3,925.3**	**17.9**	**2.7**	**-**

			Saldo		**Provisiones**	
Ciudad	**Destino Económico**		**Capital**	**Intereses**	**Capital**	**Intereses**
Cali	19.Transporte y comunicaciones		333.3	7.6	0.2	-
	Total Cali	**$**	**333.3**	**7.6**	**0.2**	**-**

		Saldo		**Provisiones**	
Ciudad	**Destino Económico**	**Capital**	**Intereses**	**Capital**	**Intereses**
Medellín	6. Fabricación Textiles, prendas, Cueros	5,790.0	30.6	138.3	0.6

Continúa...

Medellín	16. Construcción		963.1	29.2	3.9	0.3
Medellín	20. Servicios prestados a la Empresas		666.7	-	0.5	-
	Total Medellín		7,419.8	59.8	142.7	0.9
	Total	$	15,957.8	184.3	257.4	0.18

Reestructuraciones Ordinarias en términos del artículo 12 de la Circular 039 de 1999 de la Superintendencia Financiera .

2005

			Saldo		Provisiones	
Ciudad	Destino Económico		Capital	Intereses	Capital	Intereses
Bogotá	1. Agricultura, silvicultura, ganadería, pesca, caza		3,398.1	0.3	2,913.4	0.0
Bogotá	4. Elaboración productos alimenticios		205.1	4.2	22.8	4.2
Bogotá	6. Elaboración textiles, prendas, cueros		1,585.8	18.2	680.3	0.2
Bogotá	7. Fabricación papel sus productos imprenta		4,077.70	32.50	809.00	0.30
Bogotá	8. Fabricación sustancias químicas caucho		472.8	0.0	444.4	0.0
Bogotá	16. Construcción		498.3	0.0	106.7	0.0
Bogotá	162. Resto		1,167.5	0.0	411.7	0.0
Bogotá	20. Servicios prestados a las empresas		2,872.4	0.5	2,839.2	0.0
Bogotá	21. Administración publica y defensa		1,923.8	17.0	1.6	0.0
Bogotá	26. Otros		122.2	27.0	16.5	0.0
	Total Bogotá	$	16,323.7	99.7	8,245.6	4.7

			Saldo		Provisiones	
Ciudad	Destino Económico		Capital	Intereses	Capital	Intereses
Cali	4. Elaboración productos alimenticios		4,900.0	112.1	9.6	0.0
Cali	6. Elaboración textiles, prendas, cueros		1,097.9		1,097.9	0.0
Cali	7. Fabricación papel sus productos imprenta		536.5	5.0	53.7	0.0
Cali	10. Fabricación producuctos minerales no metal		67.2	0.0	13.4	0.0
Cali	11.Fabricación productos metálicos en base		50.0	0.0	14.9	0.0
Cali	15. Suministro de electricidad, gas y agua		25,262.0	167.4	25,262.0	0.0
Cali	16. Construccion		19,246.2	30.2	318.6	30.2
Cali	162. Resto		561.4	0.0	0.0	0.0
Cali	18. Hoteles y restaurantes		7,691.5	162.4	493.9	0.0
Cali	21. Administración publica y defensa		22,967.6	246.1	5,545.3	2.5
	Total Cali	$	82,380.3	723.2	32,809.3	32.7

			Saldo		Provisiones	
Ciudad	Destino Económico		Capital	Intereses	Capital	Intereses
	1. Agricultura, silvicultura, ganadería, pesca, caza		435.7	3.5	1.2	0.0
	6. Elaboración textiles, prendas, cueros		7,814.8	0.0	1,909.8	0.0
Medellín	7. Fabricación papel imprenta		3,979.0	26.0	496.8	0.2
Medellín	8. Fabricación sustancias químicas caucho		666.7	0.0	666.7	0.0
Medellín	11.Fabricación productos metálicos en base		17.9	0.0	17.9	0.0
Medellín	22. Servicios de salud y diversion		28.6	0.0	0.0	0.0
	Total Medellin	$	12,942.7	29.5	3,092.4	0.2

		Saldo		Provisiones	
Ciudad	Destino Económico	Capital	Intereses	Capital	Intereses
Barranquilla	1. Agricultura, silvicultura, ganadería, pesca, caza	743.7	0.0	743.7	0.0
Barranquilla	6. Elaboración textiles, prendas, cueros	1,741.3	0.0	1,741.3	0.0
Barranquilla	18. Hoteles y restaurantes	2,297.3	1.2	4.5	0.0
Barranquilla	21. Administración publica y defensa	3,372.6	218.0	1,348.9	11.0
	Total Barranquilla	8,154.9	219.2	3,838.4	11.0

		Saldo		Provisiones	
Ciudad	Destino Económico	Capital	Intereses	Capital	Intereses
Bucaramanga	1. Agropecuario:Agricultura, ganadería, pesca,	565.4	0.0	173.8	0.0
Bucaramanga	7. Fabricación papel imprenta	3,488.8	97.3	8.7	1.0
Bucaramanga	10.Fabricación productos minerales no metal	414.2	0.0	11.2	0.0
Bucaramanga	16. Construcción	50.5	0.0	50.5	0.0

Continúa...

Bucaramanga	20. Servicios prestados a otras empresas		44.4	0.0	44.4	0.0
Bucaramanga	**26. Otros**		57.1	0.0	28.5	0.0
	Total Bucaramanga		**4,620.4**	**97.3**	**317.1**	**1.0**
	Total	$	**124,422.0**	**1,168.9**	**48,302.8**	**49.6**

Concordatos Homologados

2005

Ciudad	Destino Económico		Saldo Capital	Saldo Intereses	Provisiones Capital	Provisiones Intereses
Bogotá	1. Agricultura, silvicultura, ganadería, pesca,	$	341.7	0.2	0.9	-
Bogotá	7. Fabricación papel imprenta		13.8	1.2	13.8	1.2
Bogotá	161. Vehículos		300.9	31.4	0.8	0.3
	Total Bogotá	**$**	**656.4**	**32.8**	**15.5**	**1.5**

Ciudad	Destino Económico		Saldo Capital	Saldo Intereses	Provisiones Capital	Provisiones Intereses
Cali	1. Agricultura, silvicultura, ganadería, pesca	$	188.2	-	-	-
	Total Cali	**$**	**188.2**	**-**	**-**	**-**

Ciudad	Destino		Saldo Capital	Saldo Intereses	Provisiones Capital	Provisiones Intereses
Medellín	11. Fabricación productos metálicos de base	$	180.4	109.4	0.5	1.1
	Total Medellín	$	180.4	109.4	0.5	1.1

Ciudad	Destino Económico		Saldo Capital	Saldo Intereses	Provisiones Capital	Provisiones Intereses
Bucaramanga	4. Elaboración productos alimenticios	$	2,707.5	316.0	324.7	316.0
	Total Bucaramanga		**2,707.5**	**316.0**	**324.7**	**316.0**
	Total	**$**	**3,732.5**	**458.2**	**340.7**	**318.6**

Al 31 de diciembre de 2004 la Corporación evaluó el 100% de la cartera de créditos, intereses y otros conceptos, el resultado de la calificación es el siguiente:

2004

		Capital	Intereses	Otros Concep.	Total	Garantía	Provisión Capital	Provisión Intereses y otros	Total Provisión
Garantía Idónea Comercial									
A - Normal		393,816.8	5,655.7	19,571.0	419,043.5	943,835.9	8,780.0	555.2	9,335.2
B - Aceptable		21,998.9	387.0	1,983.8	24,369.7	216,968.5	140.7	0.2	140.9
C - Apreciable		6,643.7	50.7	1.3	6,695.7	20,583.1	1,338.4	6.7	1,345.1
D - Significativo		44,404.2	0.0	1,585.8	45,990.0	69,976.7	37,813.8	7,663.8	45,477.6
E - Irrecuperable		4,979.1	198.5	8,110.7	13,288.3	64,337.6	330.6	-	330.6
Otros		0.0	0.0	0.0	0.0	0.0	-	461.0	461.0
	$	471,842.7	6,291.9	31,252.6	509,387.2	1,315,701.8	48,403.5	8,686.9	57,090.4
Otras Garantías Comercial									
A - Normal		340,390.6	4,523.2	0.0	344,913.8	0.0	0.0	0.0	0.0
B - Aceptable		10,514.0	63.4	0.0	10,577.4	0.0	17.3	4.5	21.8
C - Apreciable		10,422.4	55.8	0.0	10,478.2	0.0	2,701.1	79.0	2,780.1
D - Significativo		10,684.0	4.1	0.0	10,688.1	0.0	5,704.8	4.2	5,709.0
E - Irrecuperable		26,490.2	31.1	0.0	26,521.3	0.0	26,490.2	53.4	26,543.6
	$	398,501.2	4,667.6	0.0	403,178.8	0.0	34,913.4	141.1	35,054.5
Provisión General							9,081.2		
	$	870,343.9	10,969.5	31,252.6	912,566.0	1,315,701.8	92,398.1	8,828.0	101,226.1

Continúa...

Reestructuraciones Ordinarias en términos del artículo 12 de la Circular 039 de 1999 de la Superintendencia Financiera

2004

Ciudad	Destino Económico	Saldo		Provisiones	
		Capital	**Intereses**	**Capital**	**Intereses**
Bogotá	4. Elaboración de productos alimenticios	11,690.9	225.6	182.7	0.0
Bogotá	6. Fabricación Textiles, prendas, Cueros	1,948.0	49.0	611.6	0.5
Bogotá	7. Fabricación papel sus productos imprenta	3,509.8		1,002.5	0.0
Bogotá	8.Fabricación Sustancias Químicas Caucho	5000.0	55.3		0.0
Bogotá	14. Fabric. de otros prod. manufac, incluyen madera	896.5		896.5	0.0
Bogotá	22. Servicios salud, enseñanza, esparcim y cultura	2,155.0	24.0	-	0.0
	Total Bogotá	**$ 25,200.2**	**353.9**	**2,693.3**	**0.5**

Ciudad	Destino Económico	Saldo		Provisiones	
		Capital		**Intereses**	
Barranquilla	4. Elaboración de productos alimenticios	1,741.3	-		
Barranquilla	18. Hoteles y Restaurantes	2,297.3	1.5		
Barranquilla	19.Transporte y comunicaciones	7,150.7	699.8	2,297.4	
		4,608.2	187.2	1,741.3	11..0
	Total Barranquilla	**$ 15,797.5**	**888,5**	**4,038.7**	**11.0**

Ciudad	Destino Económico	Saldo		Provisiones	
		Capital	**Intereses**	**Capital**	**Intereses**
Cali	1. Agropecuario: Agicul, Sivicul, Ganaderia, pesca, caza	$ 24,210.9	182.6	-	-
Cali	2. Explotación de Carbón, Petróleo y Gas Natural	2,859.9	45.6		
Cali	2. Fabricación Textiles, prendas, Cueros	1,346.3	10.4	1,308.4	10.4
Cali	7. Fabricación papel sus productos imprenta	533.8	4.7	55.6	1.6
Cali	8.Fabricación Sustancias Químicas Caucho	21,290.0	724.0		
Cali	16.Construcción	19,871.7		318.6	
Cali	18. Hoteles y Restaurantes	8,230.0	181.7	750.0	
Cali	20. Servicios prestados a la Empresas	70.2		44.3	
Cali	21. Administración pública y defensa	42,491.0	260.3	24,500.8	24.2
	Total Cali	**$ 120,903.8**	**1,409.3**	**26,977.7**	**36.2**

Ciudad	Destino Económico	Saldo		Provisiones	
		Capital	**Intereses**	**Capital**	**Intereses**
Medellín	Agropecuario: Agicul, Sivicul, Ganadería, pesca, caza	80.9	0.7		
Medellín	2. Explotación de Carbón, Petróleo y Gas Natural	17.9		17.9	
Medellín	4. Elaboración de productos alimenticios	6,196.1	15.0		
Medellín	2. Fabricación Textiles, prendas, Cueros	13,443.8	43.7	2,089.4	
Medellín	7. Fabricación papel sus productos imprenta	2,007.2		1,342.5	
Medellín	14. Fabric. de otros prod. manufac, incluyen madera	3,059.5		30.6	
Medellín	17.Comercio al por mayor y al por menor	718.0	6.5		0.1
Medellín	22. Servicios salud, enseñanza, esparcim y cultura	247.0	4.8	2.5	-
	Total Medellín	**25,770.4**	**70.7**	**3,482.9**	**0.1**
	Total	**$ 187,671.9**	**2,722.4**	**37,192.6**	**47.8**

Operación Colector

La Corporación realizó entre Noviembre 30 y Diciembre 29 de 1999, una vez aprobada por la Superintendencia Financiera , una operación colector, que consiste en la venta en firme a mediano o largo plazo de activos improductivos (cartera, bienes recibidos en pago de obligaciones, etc.) a una persona jurídica, formada en algunos casos por los mismos socios o vinculados a la Institución.

Continúa...

La Corporación efectuó venta de cartera por un total de $23.816.056, a la Compañía Valora S.A.(1) empresa en la cual la Corporación participa en un 94.9% de su capital, las condiciones de la venta contemplaron un pago de contado por $6,141,086 y un crédito por $17,674,970 con un plazo de 10 años, amortizaciones a capital en 3 cuotas iguales a partir del séptimo año y una tasa de interés del IPC con adición de un punto porcentual cada dos años a partir del tercer año.

En la operación Colector no se presentó recuperación de provisiones ni utilidad en la venta de cartera. El precio de venta fue establecido por su valor en libros.

Esta transacción generó ingresos en el año 2005 y 2004 por concepto de causación de intereses sobre el crédito otorgado por valor de $166.8 y $1,188.630.

La Compañía Valora S.A.(1) canceló durante el año 2004 capital por valor de $4,000,905 e intereses y en el año 2005 capital por $7.188.1, e intereses por $165.1

El crédito de la Compañía Valora S.A.(1) se encuentra calificado en categoría de riesgo B (Aceptable) y actualmente presenta un saldo a capital de $3,878.5.

(1) Antes Compañía de Inversiones del Valle S.A.

Venta de Cartera

Corfivalle S.A

Cliente	Vlr. Venta	Vlr. Pagado	Pérdida en Venta de cartera	Reversión Provisión de cartera	Ingreso Neto Estado de resultados
Industrias Lehner S.A.	$ 589.1	302.1	287.0	281.6	(5.4)

Corficolombiana S.A.

Cliente	Vlr. Venta	Vlr. Pagado	Pérdida en Venta de cartera	Reversión Provisión de cartera	Ingreso Neto Estado de resultados
Industrias Lehner S.A.	$ 22,298.7	8,633.9	13,664.8	18,111.8	4,447.0

Cartera vendida Patrimonio Autónomo Pagarés 3-4-1019 –Fiduciaria Bogotá

Provisión para Cartera de Créditos

El movimiento de la provisión para cartera de créditos comerciales es el siguiente:

		2005	2004
Saldo inicial (*)	$	171,012.6	60,220.5
Mas:			
Provisión cargada a gastos		30,027.7	35,324.2
		201,040.3	95,544.7
Menos:			
Reintegros de provisión		54,322.4	3,146.6
Préstamos castigados		12,074.0	-
Saldo final	$	134,643.9	92,398.1

(*)Al saldo inicial para el 2005 se le adicionó la provisión constituida por la entidad fusionada $78,614.5

Continúa...

(9) Aceptaciones y Derivativos

El detalle de las aceptaciones y derivativos es el siguiente:

		2005	2004
Aceptaciones Bancarias	$	387.2	-
Derechos operaciones de contado		86.086..0	36.641.5
Obligaciones operaciones de contado		(86.115.0)	(36.479.2)
Derechos operaciones forward		2.569.681.9	3.650.594.1
Obligaciones operaciones forward		(2.563.879.8)	(3.622.498.2
Derechos de venta futuros		44,131.3	6,076.8
Obligaciones de venta futuros		(44,131.3)	(6,076.8)
Derechos swaps		6,848.7	2,286,471.6
Obligaciones swaps		(6,015.7	(2,285.626.4)
Utilidad (Perdida) Call sobre divisas		0.2	(322.9)
Utilidad Puts sobre divisas		-	63.1
Pérdida Puts sobre títulos		-	(13.5
	$	6,993.5	28,830.1

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que conlleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

	Venta	Variación %	Compra	Variación %	Venta	Variación %	Compra	Variación %
Derechos								
Divisas	1,503,595.7	**19.67%**	1,426,505.0	**19.06%**	1,256,503.1	**29.88%**	1,198,162.1	**36.53%**
Títulos	175,192.6	**26.06%**	174,106.6	**-12.38%**	138,978.9	**77.93%**	198,709.7	**68.52%**
	1,678,788.3		**1,600,611.6**		**1,395,482.0**		**1,396,871.8**	
Obligaciones								
Divisas	1,461,998.9	**21.12%**	1,444,694.2	**17.43%**	1,207,025.8	**26.39%**	1,230,269.9	**39.12%**
Títulos	176,525.5	**26.98%**	173,095.5	**-12.89%**	139,017.6	**83.99%**	198,713.9	**69.01%**
	1,638,524.4		**1,617,789.7**		**1,346,043.4**		**1,428,983.8**	
	Utilidad		**Pérdida**		**Utilidad**		**Pérdida**	
Resultado promedio mensual	4,821.3	**-87.25%**	2,710.6	**-92.59%**	37,825.3	**113.67%**	36,602.9	**126.92%**

Los plazos mínimos y máximos oscilaron entre 2 y 365 días durante el año terminado al 31 de diciembre de 2005. En marzo de 2004 la Superintendencia emitió la Circular Externa 012 en la cual implementa la contabilización de las operaciones de contado dentro de la cuenta cuyo cumplimiento se acuerda para dentro de los dos días hábiles siguientes a aquel en el que se pacta la operación. La administración de la Corporación ha definido políticas, como también ha incorporado el manual de funciones y procedimientos para la realización de este tipo de operaciones que le permiten administrar el riesgo de manera moderada.

No existen limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos

Para la realización de contratos a futuro las garantías en este tipo de operaciones deben registrarse en cuenta depósitos (otros activos). Ver nota 13.

Continúa...

(10) Cuentas por Cobrar

Intereses

El siguiente es el detalle de los intereses:

		2005	2004
Cartera de créditos	$	29,414.2	10,969.6
Otros:			
Fondos Interbancarios vendidos		7.9	1.3
Préstamos a empleados		8.9	20.6
Diversos		1,076.7	-
	$	30,507.7	10,991.5

Otras

El siguiente es el detalle de las otras cuentas por cobrar:

		2005	2004
Dividendos y participaciones	$	7,162.8	3,755.6
Arrendamientos		343.4	4.0
Venta de bienes y servicios		15,791.9	5,040.0
Pagos por cuenta de clientes		359.4	-
Anticipos contratos y proveedores		400.6	74.9
Adelantos al personal		101.4	46.8
Intereses vencidos títulos de deuda		-	7,193.3
Cesión de derechos económicos acciones E.E.B (1)		4,020.2	7,383.8
Diversos (2)		13,927.6	1,932.2
	$	42,107.3	25,430.6

(1) Con base en el intercambio de activos en la Nota 7, la Empresa de Energía de Bogotá, distribuyó dividendos los cuales seran cancelados en el 2006.

(2) Reconocimiento de rendimientos sobre el capital de riesgo aportado por los socios a la Concesionaria (Hatovial), conforme al contrato de concesión por $10,029.0. Los pagos se realizan semestralmente el vencimiento es Marzo 30 de 2006 y Diciembre 30 de 2007 .

Provisión para Cuentas por Cobrar

El movimiento de la provisión para cuentas por cobrar es el siguiente:

		2005	2004
Saldo inicial	$	12,110.2	9,905.4
Más:			
Provisión cargada a gastos		954.2	3,807.3
		13,064.4	13,712.7
Menos:			
Reintegros de provisión comercial		1,513.4	4,671.8
Castigos		602.0	-
Otras recuperaciones crédito ex empleados		3.9	-
Recuperaciones otras cuentas y cobrar		7,194.0	1.3
	$	3,751.1	9,039.6

(*) Al saldo inicial para el 2005 se le adicionó la provisión constituida por la entidad fusionada $3.070.6

Continúa...

(11) Bienes Realizables, y recibidos en dación en pago

El detalle de los bienes no utilizados en el objeto social es el siguiente:

Bienes no utilizados en el objeto social

		2005	2004
Terrenos	$	10.1	-
Edificios		400.0	-
	$	410.1	-
			-
Depreciación		(146.7)	-

Bienes Realizables y Bienes recibidos en pago

El detalle de los bienes recibidos en pago es el siguiente:

		2005	2004
Bienes Realizables			
Locales y Oficinas	$	190.4	-
Bienes Recibidos en pago			
Bienes inmuebles		100,014.8	11,173.9
Bienes muebles		1,866.8	1,737.1
		101,881.6	12,911.0

La Administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros, actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia . En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos de todos sus bienes entre 2002 y 2005.

Provisión para Bienes Recibidos en Pago

El movimiento de la provisión para bienes recibidos en pago, es el siguiente:

		2005	2004
Saldo inicial	$	80,168.6	21,039.3
Más:			
Provisión cargada a gastos del ejercicio		15,338.5	1,312.8
Traslados de Derechos en Fideicomisos		6,795.9	-
		102,303.0	22,352.1
Menos:			
Reintegros de provisión		2,433.3	-
Utilización venta bienes recibidos en pago		23,054.8	12,364.9
		76,814.9	9,987.2

(*)Al saldo inicial para el 2005 se le adiciono la provisión constituida por las entidades fusionadas $70,181.4

Continúa...

(12) Propiedades y Equipo

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 31 de diciembre de 2005 y 2004 existen pólizas de seguros que cubren riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

Existen avalúos efectuados entre el 3 de marzo de 2003 y el 12 diciembre de 2005 No existen hipotecas o reservas de dominio sobre los bienes, ni han sido cedidos en garantía prendaría.

El detalle de propiedades y equipos es el siguiente:

		2005	2004
Terrenos	$	4,414.0	3,979.1
Edificios		19,910.1	12,702.9
Equipo, muebles y enseres		8,701.2	4,759.8
Equipos de Computo		9,155.5	4,610.1
Vehículos		427.7	472.5
		42,608.5	26,524.4
Depreciaciones			
Edificios		(10,036.1)	(6,089.5)
Equipo, muebles y enseres		(7,618.9)	(3,982.9)
Equipos de Computo		(8,717.6)	(4,450.0)
Vehículos		(313.3)	(314.8)
		(26,685.9)	(14,837.2)
Provisión		-	(0.3)
	$	15,922.6	11,686.9
Valorizaciones		20,940.1	12,339.1
	$	20,940.1	12,339.1

La depreciación total cargada a gastos de los años que terminaron el 31 de diciembre de 2005 y 2004 fue de $1,749.4 y $1.018.1 respectivamente.

El movimiento de la provisión de propiedades y equipo durante los años terminados el 31 de diciembre de 2005 y 2004, es el siguiente:

		2005	2004
Saldo inicial	$	16.3	0.3
Más:			
Provisión cargada a gastos del ejercicio		-	-
		16.3	0.3
Menos:			
Reintegros de provisión		16.3	-
Ajustes			
Ventas		-	-
Saldo final	$	0.00	0.3

(*) Al saldo inicial para el 2005 se le adiciono la provisión constituida por las entidades fusionadas $16.0

Continúa...

(13) Otros Activos

Aportes Permanentes

Al 31 de diciembre de 2005 y 2004 existen aportes permanentes en clubes sociales por $83.2. y $ 4.9

Gastos Anticipados y Cargos Diferidos

El movimiento de los gastos anticipados y los cargos diferidos durante el año terminado el 31 de diciembre de 2005 y 2004 es el siguiente:

	2004	Cargos	Amortización	2005
Gastos anticipados				
Intereses	$ 581.2	646.8	1,046.1	181.9
Seguros	233.7	8,858.4	8,741.2	350.9
Mantenimiento programas para computador	-	40.3	40.3	-
Servicio de Conexión, Transferencia datos	1.8	124.8	68.0	58.6
Otros	85.9	2,061.6	1,914.7	232.8
Cargos diferidos:				
Remodelación	134.4	38.2	84.7	87.9
Estudios y Proyectos	77.5	174.1	84.9	166.7
Programas para computador software	437.7	1,670.2	815.9	1,292.0
Útiles y papelería	99.6	207.7	229.3	78.0
Impuesto Predial	20.4	93.4	104.4	9.4
Impuesto Predial Daciones	-	795.4	795.4	-
Contribuciones y afiliaciones	-	-	-	-
Mejoras propiedades tomada en arriendo	32.1	692.1	724.2	-
Organización y preoperaciones	-	118.2	8.9	109.3
Otros	-	239.1	131.7	107.4
	107.9	1,158.8	1,209.1	57.6
	$ 1,812.2	16,919.1	15,998.8	2,732.5

Para efectos de realizar el movimiento de Gastos pagados por anticipado y Cargos diferidos se tomó el saldo que tenía Corfivalle S.A.$1,351.6 y Corficolombiana S.A $460.6, a diciembre 31 de 2004

Otros

El detalle de otros activos "otros" es el siguiente:

		2005	2004
Créditos a empleados	$	4,636.4	2,977.4
Otros Créditos Empleados		73.9	79.4
Depósitos en garantía		51.8	-
Depósitos en contratos de futuros		3,899.2	3,761.0
Bienes de arte y cultura		252.9	-
Derechos en fideicomiso		45,423.4	75,458.1
Diversos		3,203.7	3.2
	$	57,541.3	82,279.1

Continúa...

Calificación Créditos a Empleados.

La Corporación evaluó el cien por ciento (100%) de los créditos a empleados; el resultado de la calificación al 31 de diciembre de 2005 y 2004, es el siguiente:

		2005				
		Vivienda Consumo	Intereses	Total	Provisión	Garantías
Calificación						
A- Normal	$	4,112.9	8.9	4,121.8	-	4,943.1
	$	4,112.9	8.9	4,121.8	-	4,943.1

Calificación Créditos a Exempleados.

		2005				
		Vivienda Consumo	Intereses	Total	Provisión	Garantías
Calificación						
A- Normal	$	348.1	0.9	349.1	-	364.7
C- Apreciable		37.5	-	37.5	1.1	37.8
D- Significativo		15.0	-	15.0	2.5	14.1
E- Irrecuperable		122.9	13.6	136.5	136.5	99.8
	$	523.5	14.5	538.1	140.1	516.4

		2004				
		Vivienda Consumo	Intereses	Total	Provisión	Garantías
Calificación						
A- Normal	$	2,542.5	3.4	2,545.9	-	3,548.8
	$	2,542.5	3.4	2,545.9	-	3,548.8

Calificación Créditos a Exempleados

		2004				
		Vivienda Consumo	Intereses	Total	Provisión	Garantías

Continúa...

Calificación

A- Normal	$	243.8	1.0	244.8	-	254.4
B- Aceptable		10.8	0.2	11.0	-	11.5
C- Apreciable		37.8	2.0	39.8	2.0	56.4
D- Significativo		6.5	-	6.5	-	6.6
E- Irrecuperable		136.0	14.2	150.2	14.2	124.4
	$	434.9	17.4	452.3	16.2	453.3

Derechos en Fideicomisos

		2005	2004
Fideicomiso para desarrollo inmobiliario	$	44,723.3	57,970.7
Fideicomiso bienes realizables y recibidos en dacion de pago		-	8,610.4
Fideicomiso de administración y venta de inversión		-	8,522.5
Fideicomiso de administración de cartera		354.5	354.5
Fideicomiso de propiedad y equipo		345.6	-
	$	45,423.4	75,458.1

Provisión Otros Activos

El movimiento de la provisión de otros activos es el siguiente:

	2005	2004
Saldo inicial	$ 13.807.1	10,745.9
Más:		
Provisión cargada a gastos del ejercicio	4,120.8	3,673.1
Provisión Exempleados	-	6.8
	17,927.9	14,425.8
Menos:		
Reintegros de provisión	27.2	17.0
Traslado a fideicomisos	6.879.0	601.7
Saldo final	$11,021.7	13,807.1

(14) Depósitos y Exigibilidades

El detalle de los depósitos y exigibilidades es el siguiente:

		2005	2004
Certificados de depósito a término:			
Emitidos a menos de 6 meses	$	670,026.3	445,951.9
Emitidos igual a 6 meses y menos de 12 meses		692,290.1	194,098.8
Emitidos igual o superior a 12 meses		636,142.6	271,034.7
		1,998,459.0	911,085.4

Continúa...

Cuentas de Ahorro		82,381.7	41.190.3
Depósitos especiales		896.4	326.9
Bancos y corresponsales		2,739.0	674.3
	$	2,084,476.1	953,276.9

Al 31 de diciembre de 2005 y 2004 sobre los depósitos en moneda legal, se constituyó un encaje obligatorio en las siguientes proporciones:

Certificados de depósito a término	
Antes de 180 días	2.5%
Con plazo igual o superior a 180 días e inferior a 360 días	2.5%
Con plazo superior a 360 e inferior a 540	2.5%
Compromisos de recompra inversiones negociadas	6.0%
CDAT y cuentas de ahorro	6.0%
Bancos y corresponsales, depósitos especiales, servicios bancarios de recaudo, cuentas por pagar diversas, otros pasivos diferidos.	13.0%

(15) Fondos Interbancarios Comprados y Pactos de Recompra

Los fondos interbancarios comprados al 31 de diciembre de 2005 y 2004, correspondían a:

Compromisos de Recompra de Inversiones	$	419,756.5	158,735.1
Fondos Interbancarios comprados		98.900.1	74,745.1
	$	518,656.6	233,480.2

Estos fondos son utilizados para aprovechar excesos de liquidez y se pactan a un plazo no mayor a 30 días. Para el año 2005 y 2004 corresponde principalmente a operaciones Overnight. Las tasas utilizadas en estas operaciones durante el año 2005 oscilaron entre el 7.4% y 5.7%; y en el año 2004 entre el 9.5% y 6.8%.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los años 2005 y 2004 no se presentaron incumplimientos.

(16) Créditos de Bancos y Otras Obligaciones Financieras

Los créditos de bancos y otras obligaciones financieras incluyen saldos con vencimientos a corto y largo plazo, cuyo detalle se presenta a continuación:

	Tasa de Interés Anual %	2005	Tasa de Interés Anual %	2004
MONEDA LEGAL				
Corriente				
Banco de la República	8.1%	66,012.6	-	-
Fondo para el Financiamiento del Sector Agropecuario Finagro	6.0%	27,599.1	-	-
Financiera de Desarrollo Territorial	6.0%	27,862.8		
Finagro (1)	1.18-8.46	23,445,8	4.16-10.09	18,068,.8
Banco de Comercio Exterior (Bancoldex)(2)	3.92-8.75	5,497.1	7.28-11.01	47,473.7
Instituto de Fomento Industrial (IFI) (3)	1.18-4.20	153.2	5.71-10.23	771.1
Findeter (4)	7.55-8.75	250.0	10.13-1013	2.050.0

Continúa...

		146,376.0		68,363.6
No Corriente				
Banco de la República	8.1%	3,776.7		
Fondo para el Financiamiento del Sector Agropecuario	6.0%	-		
Financiera de Desarrollo Territorial	6.0%	18,981.5		
Finagro (1)	1.18-8.46	54,331.9	4.97-8.67	98,441.9
Banco de Comercio Exterior (Bancoldex)(2)	3.92-8.75	142,485.3	6.57-11.19	217,436.0
Findeter (4)	1.18-4.20	118,949.9	9.19-17.21	114,899.6
Bancoldex (3)	7.55-8.75	1,949.3	2.70-12.15	4,231.3
Total Moneda Legal		344,919.2		435,008.8
		491,295.2		503,372.4
MONEDA EXTRANJERA				
Corriente				
Bancoldex (2)	4.79-7.68	152,049.9		5,793.8
Financiaciones por Aceptaciones y/o Avances	3.76-5.57	79,757.3		53,276.5
		231,807.2		59,070.3
No Corriente				
Bancoldex (2)	4.79-7.68	3,129.0		963.1
Financiaciones por Aceptaciones y/o Avances	3.76-5.57	29,891.9		40,250.7
		33,020.9		41,213.8
Total moneda extranjera		264,828.1		-
		$ 756,123.3		603,656.5

El Gobierno colombiano ha establecido programas para promover el desarrollo de ciertos sectores de la economía. Estos sectores incluyen comercio exterior, agricultura, ganadería, turismo y otras industrias. Dichos programas están bajo la administración del Banco de la República y de entidades de Gobierno.

En desarrollo de tales programas, la Corporación recibe la solicitud de préstamo por parte de los clientes y se efectúa un análisis del crédito de acuerdo con las políticas de la Corporación. Una vez aprobado el crédito la Corporación solicita a las entidades del gobierno respectivas los fondos que van a ser entregados a los clientes. Estos dineros son entregados por dichas entidades a la Corporación una vez se elabore y apruebe el estudio.

El riesgo del crédito es asumido en su totalidad por la Corporación.

(1) Los préstamos concedidos por la Corporación a través de FINAGRO deberán ser destinados a pequeños y medianos productores para la financiación de capital de trabajo y adquisición de maquinaria y equipo que sean aplicados al desarrollo de actividades o proyectos agropecuarios. Son redes contables por el 80% de su valor.

(2) Los préstamos concedidos por la Corporación a través de la línea BANCOLDEX deberán ser destinados a la financiación de capital de trabajo de personas naturales o jurídicas dedicadas a producir y/o comercializar bienes que se destinen a exportaciones no tradicionales o a producir materias primas cuando participen en exportaciones conjuntas. Igualmente pueden destinarse a la capitalización de empresas del sector exportador que adelanten proyectos de inversión fija. Son redescontables por el 80% y 100% de su valor.

(3) Los recursos concedidos a través de la línea Bancoldex se podrán destinar para inversión fija, capital de trabajo y/o capitalización empresarial, tanto en importación de bienes de capital, como para el desarrollo de los proyectos de inversión que contemplen inversión fija en moneda local y/o capital de trabajo, con un plazo hasta 7 años y período de gracia flexible según normas cambiarias.

(4) Los préstamos concedidos por la Corporación a través de FINDETER deberán ser destinados principalmente para inversión social de los municipios. Son redescontables por el 65% de su valor.

Continúa...

Los vencimientos por años de las obligaciones a corto y largo plazo son como sigue:

2006	$ 117,078.9
2007	48,745.7
2008	112,256.9
2009	52,383.0
2010 en adelante	137,351.7
	$ 467,816.2

Estas obligaciones están respaldadas con garantía personal, correspondientes a los pagarés de la cartera de crédito redescontada otorgada a clientes.

(17) Cuentas por Pagar

Otras

El detalle de otras cuentas por pagar es el siguiente:

		2005	2004
Impuestos:			
Renta y complementarios	$	-	550.0
Industria y comercio		835.9	-
Timbres		451.9	510,1
Sobretasas y otros		1.5	-
Arrendamientos		-	121.8
Contribuciones sobre transacciones		28.5	38.7
Impuesto a las ventas por pagar		107.8	103.7
Promitentes compradores		4,569.8	1,429.3
Proveedores		1,114.1	415.0
Retenciones y aportes laborales		2,420.1	1,974.7
Cheques girados y no cobrados		193.8	171.4
Diversas		1,496.4	918.7
	$	11,219.8	6,233.4

(18) Otros Pasivos

Obligaciones Laborales Consolidadas

El detalle de las obligaciones laborales consolidadas es el siguiente:

		2005	2004
Cesantías consolidadas		445.0	241.2
Intereses sobre cesantías	$	42.5	49.8
Vacaciones consolidadas		1,431.7	802.4
Otras prestaciones sociales		351.9	221.0
	$	2,271.1	1,314.4

Pensiones de Jubilación

El estudio del cálculo actuarial se elabora de acuerdo al Decreto 2783/01, teniendo en cuenta una Tasa Dane del 12.008% y una Tasa de descuento 19.065%.

El número de pensionados que hacen parte del cálculo actuarial es de 1 persona (hombre), el cual es pensionado directo de la Corporación.

Continúa...

El cálculo actuarial se encuentra totalmente amortizado

	2005	2004
Monto total del cálculo actuarial	1,119.9	1,074,9
Amortización del período		
Valor pensiones pagadas en el año	174.7	96,7
Porcentaje de amortización	100%	100%

Ingresos Anticipados

El movimiento de los ingresos anticipados durante los años terminados el 31 de diciembre de 2005 y 2004, es el siguiente:

	2004	Abonos	Cargos	2005
Intereses	$ 39.0	520.0	597.0	$ 116.0
Comisiones	547.8	4,935.7	4,558.6	170.7
Otros	1,216.3	18,222.0	21,684.4	4,678.7
	$ 1,803.1	23,677.7	26,840.0	$ 4,965.4

Otros (abonos diferidos)

	2004	Abonos	Cargos	2005
Utilidad en venta de activos	$ 1,287.4	1,129.9	992.2	1,149.7
Otros abonos diferidos (1)	13,608.8	4,792.1	483.4	9,300.1
Diferencia en cambio pendiente de realización (2)	10.590.5			10,590.5
Intereses generados en *proceso de reestructuración*	15,549.5	13,669.6	5,228.4	7,108.3
Otros	5,470.8	1,139.0	1,969.2	6,301.0
	$ 46,507.0	20,730.6	8,673.2	34,449.6

(1) Reconocimiento de rendimientos sobre el capital de riesgo aportado por los socios a la Concesionaria (Hatovial), conforme al contrato de concesión. Los pagos se realizan semestralmente, a partir del 15 de diciembre de 2004, el vencimiento es 30 de diciembre de 2007.

(2) Corresponde a solicitud de reversión por parte de la Superintendencia Financiera del ingreso por diferencia en cambio generado en los créditos de Pesa S.A.

(19) Pasivos Estimados y Provisiones

Otros

El siguiente es el detalle de los otros pasivos estimados y provisiones:

	2005	2004
Obligaciones laborales	$ 211.7	-
Impuestos de Renta	301.0	5,157.6
Diversos	3,273.0	2,512.5
	$ 3,785.7	7,670.1

Diversos

Incluye provisiones para cubrir gastos por servicios públicos y seguros médicos de los empleados.

Continúa...

(20) Capital Social

Al 31 de diciembre de 2005 el capital autorizado era de $1.600, representado acciones de valor nominal $10. cada una. Con la escritura No 12364 diciembre 30 de 2005 de la Notaria 18 de Bogota se perfeccionó la fusión de la Corporación Financiera del Valle S.A.(absorbente) y la Corporación Financiera Colombiana S.A. (absorbida), se modificó el articulo sexto de los Estatutos Sociales aumentando el Capital Social de $ 1.000.0 a $ 1.600.0. Al 31 de diciembre de 2004 al capital autorizado de la Corporación era de $ 1000.0 representado en acciones de valor nominal $ 10 pesos cada una.

	2005	2004
No. Acciones Preferenciales	9,298.994	9,298.994
No. Acciones Ordinarias	137,000.767	76,725.353
Total acciones suscritas y pagadas	146,299.761	86,024.347

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

Revalorización del Patrimonio

El valor capitalizado por Revalorización del patrimonio asciende a $131,245.9

(21) Reservas

Legal

De acuerdo con disposiciones legales vigentes en Colombia, todo establecimiento de crédito debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 31 de diciembre de 2005 la reserva legal era de $382,257.6. Al 31 de diciembre de 2004 la reserva legal fue de $127,599.6.

Continúa...

Estatutarias y Ocasionales

El siguiente es el detalle de las reservas estatutarias y ocasionales al 31 de diciembre de 2005 y 2004.

		2005	2004
A disposición de la Junta Directiva	$		$65.7
No distribuible Art.42 Ley 75/86			311.7
Reserva valoración de inversiones negociables (1)		85,948.4	87,071.7
Reserva para fomento económico (2)		8.8	-
Reserva extraordinaria de capitalización económica		4.4	-
	$	85,961.6	87,449.1

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para la utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

(2) La reserva para fomento económico y la extraordinaria de capitalización económica corresponden a apropiaciones anuales de la utilidad neta efectuada en años anteriores, con el fin de obtener beneficios tributarios. La reversión de toda o parte de esta reserva no estará sujeta a impuesto de renta en el año que se efectúe, por figurar como utilidades retenidas en la declaración de renta correspondiente a 1986.

(22) Cuentas Contingentes

El siguiente es el detalle de las cuentas contingentes:

Acreedoras

El detalle de las cuentas contingentes acreedoras es el siguiente:

		2005	2004
Avales	$	2,536.7	3,589.7
Garantía Bancarias		34,091.0	11,105.4
Cartas de crédito		19,108.9	31,171.3
Créditos Aprobados no desembolsados		17,815.7	13,624.2
Obligaciones en Opciones		24,239.1	70,731.2
Dividendos acumulados acciones preferenciales		11,665.3	13,716.4
Por litigios estipulados en moneda legal (*)		46,553.0	20,511.0
Otras contingencias		10,286.3	5,027.4
	$	166,296.0	169,476.6

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación .

Deudoras

El detalle de las cuentas contingentes deudoras es el siguiente:

		2005	2004
Intereses cartera de créditos	$	45,422.4	39,744,4
Derechos en Opciones		24,228.2	70,460.5
Pérdida fiscal por amortizar		358,302.0	84,315.6
Exceso renta presuntiva líquida ordinaria		154,110.7	105,451.8
Otras contingencias		1,933.3	239.8
	$	583,996.6	300,212.1

Continúa...

(23) Cuentas de Orden

Deudoras

El detalle de las cuentas de orden deudoras es el siguiente:

		2005	2004
Bienes y valores entregados en garantía	$	531,241.5	1,374.096.1
Valorización de bienes recibidos en pago		24,783.6	-
Remesas y otros efectos enviados al cobro		8,410.5	-
Cheques negociados impagados		5,572.4	5.819.4
Activos castigados		202,062.0	68,921.9
Intereses capitalizados cartera de créditos vencidos		1,028.9	1,028.8
Títulos de inversión no colocados		56,870.0	56,870.0
Títulos de inversión amortizados		375,701.0	375,525.9
Ajustes por inflación activos		103,071.7	96,260.1
Créditos a accionistas y vinculados económicos		78.0	11,278.2
Distribución capital suscrito y pagado		1,463.0	860,2
Cuentas por cobrar dividendos decretados		296.4	-
Créditos a matriz, filiales y subsidiarias		1,777.2	2,071.8
Nuevos préstamos cartera agropecuaria		17,786.4	-
Dividendos derechos en especie por revalorización		1,733.6	-
Propiedades y equipo totalmente depreciados		12,876.7	6,209.1
Valor fiscal de los activos(*)		2,431.300.3	2,212.631.6
Provisión de créditos a personas en situación concordatoria		3,249.2	3,938.6
Inversión en títulos garantizados por la nación		535,779.2	386,947.2
Títulos aceptados por los establecimientos de crédito		-	41,956.6
Títulos garantizados por el Banco de la República		-	86.0
Títulos para mantener hasta el vencimiento		105,416.5	-
Títulos disponibles para la venta - Deuda		315,695.4	-
Operaciones reciprocas		79,269.2	61,189.1
Otras		243,949.6	281,324.0
	$	5,059.412.3	4,987,014.6

(*) Corresponde al valor del patrimonio bruto fiscal al 31 de diciembre de 2004

Acreedoras

El detalle de las cuentas de orden acreedoras es el siguiente:

		2005	2004
Bienes y valores recibidos en custodia	$	88,779.7	60,825.7
Bienes y valores recibidos en garantías idónea		-	42,290.8
Bienes y valores recibidos en garantía para futuros créditos		168,346.8	50,827.9
Garantías pendientes de cancelar		51,473.1	
Bienes y valores recibidos en garantía-garantías idónea		2,964.425.3	2,930.363.5
Cobranzas recibidas		2,148.7	1,879.6
Bienes y valores recibidos - Otras garantías		439,568.2	
Ajustes por inflación patrimonio		319,406.5	212,282.7

Continúa...

Corrección monetaria fiscal	7,666.3	
Capitalización por revalorización del patrimonio	238,369.7	131,245.9
Diferencia entre valor fiscal y contable del patrimonio	-	300,389.9
Rendimientos inversiones negociables títulos deuda	111,481.4	48,918.4
Rendimientos por anticipado de inversiones negociables títulos de deuda	1,681.7	1,681.7
Dividendos decretados inversiones negociables	877.2	
Valor fiscal del patrimonio	10,922.5	
Calificación cartera comercial	1,933.632.3	881,345.4
Calificación cartera consumo	1,470.7	
Operaciones reciprocas	55,772.0	25,734.0
Otras cuentas de orden acreedoras	2,414.7	2,464.8
	$ 6,398,436.9	4,690,250.8

(24) Operaciones con Partes Relacionadas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

1. Operaciones con Accionistas

A continuación se detallan los rubros de los estados financieros que incluyen saldos o transacciones con el Banco de Bogotá, accionista mayoritario al 31 de diciembre de 2005 y 2004.

Banco de Bogotá:

	2005	2004
Disponible	$ 6,296.1	2,909.9
Fondos Interbancarios Comprados	10.000.0	41,424.5
Cuentas por pagar	10.8	75.3
Ingresos operacionales directos	289.2	85.7
Ingresos no operacionales	1.7	0
Gastos operacionales directos	1,760.7	1,727.4
Cuentas de orden deudoras	7,948.2	4,637.3
Cuentas de orden acreedoras	289.1	41,585.5
	$ 26,595.8	92,445.6

(1) Al 30 de diciembre de 2005, este rubro incluye un CDT por $ 4,370.5 constituido el 2 de noviembre de 2005 con vencimiento el 2 de mayo de 2006; CDT por $2,895.2 constituido el 18 de noviembre de 2005 con vencimiento el 18 de mayo de 2006 y CDT por $4,652.2 constituido el 25 de octubre de 2005 con vencimiento el 25 de abril de 2006.

Banco de Occidente:

	2005
Disponible	$ 8,209.9
Depósitos y exigibilidades (1)	11,917.9
Cuentas por pagar	140.5
Ingresos Operacionales directos	267.1
Gastos Operacionales directos	1,593.9
	$ 22,129.3

Continúa...

Al 30 de diciembre de 2005, este rubro incluye un CDT por $ 4,370.5 constituido el 02 de noviembre de 2005 con vencimiento mayo 2 de 2006 , por $2,895.2 constituido el 18 de noviembre 2005 con vencimiento mayo 18 de 2005 , por $4,652.2 constituido el 25 de octubre de 2005 con vencimiento abril 25 de 2006 .

Las operaciones celebradas con compañías vinculadas se realizaron en las mismas condiciones vigentes para operaciones similares.

2. Operaciones con Compañías donde se posee inversión superior al cincuenta por ciento (50%)

		2005	2004
Plantaciones Unipalma de los Llanos S. A.			
Inversiones	$	12,665.8	11,852.7
Valorizaciones		11,508.8	6,815.9
Depósitos y exigencias		3,063.4	-
Cuentas por pagar		36.4	-
Ingresos operacionales directos		2,134.5	3,352.7
Gastos operacionales		98.5	-
Cuentas de orden deudoras		2,954.7	4,151.6
Colombiana de Licitaciones y Concesiones Ltda			
Inversiones	$	20,437.2	20,437.2
Valorizaciones		36,396.3	5.284.9
Depósitos y exigibilidades		27,668.2	4,725.4
Cuentas por pagar		162.3	27.7
Ingresos operacionales		3,927.8	3,320.8
Gastos operacionales directos		341.8	329.9
Cuentas de orden deudoras		4,635.0	3,917.6
Cuentas de orden acreedoras		781.2	-
Promotora Inmobiliaria la Esperanza S. A.			
Inversiones	$	5,857.0	5,857.0
Provisión de Inversiones		2,666.3	1,265.1
Desvalorización de inversiones		2,286.9	-
Gastos operacionales		1,401.2	800.0
Cuentas de orden deudoras		1,906.9	1,906.9
Huevos Oro Ltda			
inversiones	$	11,197.4	11,197.4
Provisión de Inversiones		2,043.1	2,043.1
Desvalorización		14.8	(633.5)
Ingresos Operacionales		48.8	46.0
Gastos operacionales		-	2,043.1
Cuentas de orden deudoras		523.2	523.2
Cuentas de orden acreedoras		1,212.8	1,212.8
Estudios Proyectos e Inversiones de los Andes S. A. Epiandes			
Inversiones	$	40,980.2	40,980.2
Valorizaciones		38,383.0	39,642.5
Depósitos y exigibilidades		19,226.4	10,407.6
Cuentas por pagar		134.8	53.2
Ingresos operacionales		28,535.7	26,922.8

Continúa...

Gastos operacionales		790.0	293.9
Cuentas de orden deudoras	$	30,781.4	29,120.5
Tejidos Sintéticos de Colombia S. A. Tesicol			
Inversiones		14,134.8	14,134.8
Cartera de créditos		1,100.3	1,100.2
Provisión cartera		770.2	-
Deudores		15.2	-
Valorizaciones		3,117.7	1,294.6
Ingresos operacionales		1,199.1	710.5
Ingresos no operacionales		0.8	-
Gastos operacionales		-	13.4
Cuentas de orden deudoras		3,538.7	3,007.2
Cuentas de orden acreedoras		2,048.9	3,537.5
Promotora y Comercializadora Turística Santamar S.A.			
Inversiones		8,796.9	9,075.7
Provisión de Inversiones		2,578.0	1,230.8
Cartera de Créditos		354.6	403.7
Provisión cartera de crédito		84.9	84.9
Desvalorización inversiones		(2,240.0)	(1,733.0)
Ingresos Operacionales		108.3	113.1
Gastos Operacionales		1,599.9	14.7
Cuentas Contingentes Deudoras		3.2	4.1
Cuentas de Orden Deudoras		484.6	484.6
Cuentas de Orden Acreedoras		31.7	21.8
Frigorificos Colombianos			
Inversiones		3,094.7	-
Desvalorización inversiones		(9.4)	-
Ingresos Operacionales		13.3	-
Gastos Operacionales		6.7	-
Cuentas de Orden Deudoras		2,458.4	-
			-
Lloreda Grasas			
Inversiones		131,324.1	125,700.2
Desvalorizacion		32,572.5	
Provisión de Inversiones		69,983.1	-
Gastos operacionales		5,110.6	
Cuentas de Orden Deudoras		411.6	-
Banco Corfivalle Panama S.A.			
Inversiones	$	13,748.7	14,383.9
Obligaciones financieras		3,784.9	-
Cuentas por pagar		37.8	-
Gastos operacionales		192.6	-
Leasing del Valle S.A.			
Inversiones	$	21,124.3	14,338.0
Cartera De Credito		273.2	1,376.9
Cuentas por cobrar		18.3	47.2
Valorizaciones		17,841.4	-
Depósitos y exigibilidades		1,277.4	-
Fondos interbancarios comprados		4,048.8	-
Cuentas por pagar		4.5	-
Ingresos operacionales		4,836.0	-

Continúa...

Ingresos no operacionales		97.6	-
Gastos operacionales		320.7	-
Gastos no operacionales		100.7	-
Molino Pajonales S. A.			
Inversiones	$	1,812.9	1,812.9
Valorizaciones		5,683.0	-
Cartera De Credito		-	55.5
Cuentas por cobrar		-	349.5
Ingresos operacionales		0.8	-
	$		
Desmotadora del Norte S.A.			
Inversiones	$	926.3	926.3
Valorizaciones		4,401.4	-
Cuentas por cobrar		71.6	122.9
Ingresos operacionales		143.2	-
C.I. Confecciones y Textiles Internacionales. A.			
Inversiones	$	19,397.8	14,397.8
Provisión Inversiones		(19,397.8)	-
Capital Cartera		16,915.8	13,066.9
Provisión Capital Cartera		(16,915.8)	-
Cuentas por pagar		425.3	680.0
Provisión Cuentas por pagar		430.5	-
Gastos operacionales		14,098.0	-
Ingresos operacionales		7,235.9	-
Casa de Bolsa S. A. Comisionista de Bolsa			
Inversiones		4,051.1	4,051.1
Cuentas por cobrar		14.3	2.4
Valorizaciones		1,435.5	-
Cuentas por pagar		6.6	-
Gastos operacionales		384.3	-
Ingresos operacionales		12.9	-
Fiduciaria del Valle S.A.			
Inversiones		10,925.8	10,925.8
Cuentas por Cobrar		42.0	700.0
Valorizaciones		6,882.0	-
Cuentas por pagar		12.5	-
Ingresos Operacionales		2,885.1	-
Ingresos no Operacionales		213.7	-
Gastos Operacionales		11.5	-
Gastos no Operacionales		4.5	-
Valora S.A.			
Inversiones		19,247.9	19,247.9
Provisión de Inversiones		(1,559.1)	-
Cuentas por Cobrar		12.9	2,035.2
Provisión otras CxC		0.1	-
Capital Cartera		3,878.6	-
Provisión Capital Cartera		(10.8)	-
Cuentas por pagar		5.7	-
Ingresos Operacionales		247.3	-

Continúa...

Ingresos no Operacionales		27.3	-
Gastos Operacionales		1,570.2	-
Gastos no Operacionales		1.8	-
Valle Bursátiles S.A.			
Inversiones		4.5	4.5
Valorizaciones		4.8	-
Cartera de Creditos		-	74.5
Cuentas por Cobrar		-	3.9
Ingresos Operacionales		1.0	-
Hoteles Estelar S.A.			
Inversiones	$	40,924.5	40,297.6
Valorizaciones		52,103.3	-
Capital Cartera		6,730.0	6,730.0
Provisión Capital Cartera		(13.1)	-
Cuentas por cobrar		428.5	181.7
Cuentas por pagar		17.5	-
Ingresos Operacionales		3,442.8	-
Gastos operacionales		175.5	-
Proyectos de Infraestructura S.A.			
Inversiones	$	96,807.3	-
Valorizaciones		16,692.7	-
Capital Cartera		7,110.1	-
Provisión Capital Cartera		(13.9)	-
Cuentas por cobrar		1,494.2	-
Provisión Cuentas por cobrar		0.4	-
Ingresos operacionales		4,447.6	-
Ingresos no operacionales		48.1	-
Gastos operacionales		13.9	-
Compañía Agropecuaria e Industria Pajonales S.A.			
Inversiones	$	22,065.4	22,065.4
Valorizaciones		28,327.9	-
Cuentas por cobrar		248.6	280.4
Ingresos operacionales		497.3	-
Gastos operacionales		79.3	-
Inversiones de Energía y Gas S.A.			
Inversiones	$	-	36,473.2
Cartera de Créditos		-	23,074.8
Promotora de Energía y Gas S.A.			
Inversiones	$	-	11,619.2
Cartera de Créditos		-	47,756.6
Prodesal S. A.			
Inversiones	$	-	39,019.2
Proyectos de Energía S.A.			
Inversiones	$	-	116,410.8
Cuentas por Cobrar		-	60.3

Continúa...

Corfivalle Finance (Bahamas) Limited		
Cuentas por Cobrar	$ -	7.3

3. **Operaciones Celebradas con Miembros de la Junta Directiva y Representantes Legales**

El siguiente es el detalle de las operaciones :

	2005 Accionistas	Junta Directiva	Representantes Legales
Activos	$ 22,083.2	9,734.5	309.8
Pasivos	12,061.4	11.6	98.9
Ingresos	893.0	8,605.0	14.3
Gastos	6,186.4	192.3	692.4

	2004 Accionistas	Junta Directiva	Representantes Legales
Activos	$ 21,185.8	552.2	95.4
Pasivos	0.4	-	19.3
Ingresos	33,721.3	17.8	8.5
Gastos	1,425.5	162.7	3.6

4. **Operaciones Realizadas con Accionistas que Poseen Menos del Diez por Ciento (10%) del Capital Social y Representan más del Cinco por Ciento (5%) del patrimonio Técnico.**

Al 31 de diciembre de 2005 aparecen registradas operaciones con la empresa Amalfi S. A quien tiene un saldo por cartera de créditos por $78,0 e intereses por cobrar por $0.1.

(25) Ingresos Operacionales

Es siguiente es el detalle de los ingresos operacionales otros:

	2005	2004
Dividendos y Participaciones		
Epiandes S.A.	$ 28,499.6	-
Promigas S.A.	12,093.3	-
Leasing del Valle S.A.	7,995.2	-
Leasing de Occidente S.A.	7,116.7	5,699.7
Sociedad de Inversiones en Energía	4,475.2	-
Unipalma S.A.	2,085.7	-
Concecol Ltda.	3,844.9	-
Prodesal S.A.	3,810.9	4,732.6
Proyectos de Infraestructura S.A	3,539.8	2,719.7
Fiduciaria del Valle S.A.	2,885.0	3,687.9
Concesionaria Tibitoc S.A	2,426.6	3,427.1
Banco Corfivalle Panamá	1,360.1	1,550.6
Transoriente S.A.	1,044.4	-
Colombiana S.A.	1,098.1	1,098.1
Otros	6,926.0	2,246.9
	89,201.5	25,162.6
Recuperaciones Operacionales		
Reintegro Provisión cuentas por cobrar	1,513.4	4,671.8

Continúa...

Reintegros provisión cartera de créditos		54,322.4	3,146.6
Otras		15,084.1	15,832.7
	$	70,919.9	23,651.1

(26) Gastos Operacionales - Otros

El siguiente es el detalle de gastos operacionales otros:

		2005	2004
Honorarios	$	6,407.8	1,698.8
Impuestos		12,074.3	5,990.6
Arrendamientos		2,045.8	835.0
Contribuciones y afiliaciones		2,684.2	1,371.9
Seguros		11,032.2	4,936.1
Mantenimiento y reparaciones		1,091.7	369.3
Adecuación e instalación de oficinas		155.0	79.4
Procesamiento electrónico de datos		120.4	-
Diversos:			
Servicios de aseo y vigilancia		694.7	398.5
Servicios temporales		459.5	191.6
Publicidad y propaganda		1,477.2	965.2
Relaciones públicas		223.3	153.6
Servicios públicos		1,731.6	1,356.1
Gastos de viaje		325.5	165.0
Transporte		1,146.4	673.6
Útiles y papelería		572.0	317.8
Donaciones		19.2	5.7
Suscripciones y avisos		242.7	708.0
Portes de correo		41.8	-
Administración edificios		703.1	-
Cafetería		180.8	-
Gastos legales		144.5	-
Microfilmación y empaste		26.0	-
IVA deducible prorrateo		2,017.7	-
Servicio de Conexión		950.6	-
Misceláneos		1,166.0	1,796.8
	$	47,734.5	22,013.0

(27) Otras Provisiones

El siguiente es el detalle de otras provisiones:

		2005	2004
Bienes recibidos en pago		15,338.5	1,312.8
Otros activos		4,606.9	4,374.5
	$	19,945.4	5,687.3

(28) Ingresos no Operacionales

El siguiente es el detalle de ingresos no operacionales:

		2005	2004
Utilidad en venta de:			
Bienes recibidos en pago	$	21,255.8	2,078.1

Continúa...

Propiedades y equipo		346.1	14.1
Arrendamientos		621.0	498.4
Recuperaciones:			
Bienes castigados		3,421.4	5,449.4
Reintegros provisión:			
Propiedad y equipo		16.5	-
Inversiones		16,846.4	12,027.5
Bienes recibidos en pago		2,433.3	
Otras provisiones		1,021.2	17.0
Otras recuperaciones		9,677.4	451.3
Otros Activos		27.2	-
Recuperación por Siniestros		2.4	-
Diversos			
Ingresos bienes recibidos en pago		531.5	9.2
Otros		3,643.2	3,546.3
	$	59,843.4	24,091.3

(29) Impuesto Sobre la Renta

La siguiente es la conciliación entre la utilidad contable y la renta gravable estimada:

		2005
Utilidad- Pérdida antes de impuesto a la renta	$	232.517.9
Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal:		
Dividendos no causados contablemente		7.465.2
Provisiones no deducibles que constituyen diferencia temporal		25.291.3
Mayor ingreso cuenta corrección monetaria fiscal		28.761.0
Multas y sanciones		
Impuestos no deducibles (GMF)		10.163.4
Provisión impuesto industria y comercio		1.138.7
Diferencia en valoración de inversiones negociables renta fija		19.656.9
Gastos de otras vigencias y otros gastos no deducibles		10.828.9
Pérdida en ventas inversiones de capital		158.9
Pérdida en venta de inmuebles		253.5
Gastos imputables ingresos no gravados		606.0
Ingresos diferidos declarados años anteriores		(4.446.5)
Dividendos y participaciones no gravables		(59.103.5)
Diferencia por valoración de inversiones renta variable		(75.608.2)
Reintegro provisiones no deducidas en años anteriores		(17.911.4)
Deducción pérdida fiscal		(179.772.1)
Utilidad renta ordinaria estimada		-
Renta presuntiva aplicable	$	24.507.0
Base gravable		24.507.0
Impuesto de renta (35%)		8.577.4
Sobretasa Ley 788 / 02 (10%)		857.8
Total gasto impuesto de renta	$	9.435.2

Continúa...

No se registró impuesto diferido por diferencias temporales, por cuanto la provisión para el impuesto se determinó con base en el sistema de renta presuntiva.

Las declaraciones por impuesto de renta de los años 2003 y 2004 no están en firme.

Al 31 de diciembre de 2005, la Corporación posee una pérdida fiscal ajustada por inflación, pendiente de amortizar por valor de $164.733.3 , una vez descontada la deducción de 2005 y un exceso de renta presuntiva sobre ordinaria de $154.110.8 Las normas fiscales establecen que las pérdidas fiscales registradas hasta el 2002, se podrán amortizar con las rentas obtenidas durante los cinco (5) años siguientes a su ocurrencia, las pérdidas generadas a partir de 2003 se podrán compensar dentro de los 8 años siguientes limitadas anualmente a un 25%, y los excesos de renta presuntiva se podrán amortizar en 5 años.

Cuentas de Orden Fiscales

El detalle de la cuenta corrección monetaria fiscal es el siguiente:

		2005	2004
Ingreso fiscal por ajuste a los activos fijos	$	9.159.6	1.145.1
Ingreso fiscal por ajuste a las inversiones en acciones		63.998.7	37.173.9
Ingreso Fiscal por ajuste bienes recibidos en pago		5.909.3	3.809.4
Ingreso fiscal por ajuste a los otros activos		218.8	-
Ajuste al patrimonio contable sobre el fiscal		(50.525.4)	(27.621.4)
Ingreso por corrección monetaria fiscal	$	28.761.0	14.507.0

Al 31 de diciembre de 2005 el patrimonio contable difiere del patrimonio fiscal por lo siguiente:

Patrimonio contable	$	1.519.317.9
Más (menos) partidas que incrementan (disminuyen) el patrimonio por efectos fiscales:		
Ajustes fiscales de activos fijos		16.088.9
Ajustes fiscales bienes recibidos en pago		21.016.4
Ajustes fiscales otros activos		208.9
Bienes recibidos en pago saneados		13.711.4
Provisión General de cartera		18.905.4
Provisión de inversiones		8.620.1
Provisión de cuentas por cobrar		3.751.1
Provisión de bienes recibidos en pago		17.718.5
Provisión de otros activos		11.021.7
Abonos diferidos en venta de activos		15.124.7
Pasivos estimados y provisiones		3.484.7
Valorizaciones de propiedades y equipos		(20.940.1)
Valorizaciones de derechos fiduciarios		(3.066.1)
Patrimonio fiscal estimado	$	1.624.963.5

(30) Relación Activos Ponderados por Nivel de Riesgo - Patrimonio Técnico

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

Continúa...

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 31 de diciembre de 2005 y 2004 la relación lograda por la Corporación fue de diecisiete punto treinta y seis por ciento (17.36%); catorce cero seis por ciento (14.06%) , respectivamente.

(31) Gestión de Activos y Pasivos

De acuerdo con la resolución 001 del 2 de enero de 1996 y la circular Externa 024 de marzo de 1996, de la Superintendencia Financiera, en las cuales se definen los criterios y procedimientos mediante los cuales los establecimientos de crédito deben identificar, medir, evaluar y controlar su exposición a los riesgos de liquidez, tasa de interés y tasa de cambio, se presenta el estudio sobre los niveles de exposición de la Corporación.

A continuación se presentan las principales cuentas que afectan el GAP de la Corporación en una maduración correspondiente a 12 meses

	2005	2004
Disponible	66,684	15,955
Fondos Interbancarios	37,310	37,093
Inversiones Negociables	727,453	351,639
Inversiones No Negociables	397,399	136,215
Cartera De Cr. Comercial	1,241,848	395,888
Cuentas Por Cobrar	9,987	17,381
Aceptaciones Activas	3,178	32,816
Otros Activos	2,639	1,726
Contingentes Deudoras	0	0
Total Posiciones Activas	**$2,486,498**	**$988,713**
Cdt's	1,102,141	491,999
Depósitos De Ahorro	82,768	41,205
Otros	3,405	1,001
Fondos Interbancarios	519,310	234,716
Aceptaciones Pasivas	718	0
Créditos De Bancos	474,650	304,219
Cuentas Por Pagar	5,574	4,105
Títulos De Inversión en Circulación	0	176
Otros Pasivos	2,547	3,258
Pasivos Estimados Y Prov.	328	5,185
Contingentes Acreedoras	0	157
Total Posiciones Pasivas	**$2,191,441**	**$1,086,021**

(32) Gobierno Corporativo

La Corporación Financiera Colombiana S.A., conservando su política de tener permanentemente actualizada la normatividad de buen gobierno corporativo, en aplicación de la Resolución 275 de 2001 expedida por la Superintendencia de Valores, tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

Junta Directiva y Alta Gerencia: La Alta Gerencia y la Junta Directiva determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de

Continúa...

exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia de Riesgo es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Reportes a la Junta Directiva: La Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción detallada de las operaciones realizadas por la mesa de dinero los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos si es del caso. Lás operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el departamento de riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura Tecnológica: La Corporación ha implementado una adecuada infraestructura tecnológica, basada en desarrollos propios y en la integración de aplicaciones de terceros, que permiten el registro y control de las transacciones realizadas durante la operación diaria de la Corporación, incluyendo, según la operación, el análisis de riesgo en línea y conformando una base de datos para la generación automática de los informes para la gestión de riesgo.

Metodología para la Medición de Riesgo: La Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (Colocación de recursos, venta de servicios de la mesa de dinero, venta de servicios de banca de inversión, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

IDENTIFICACIÓN DE RIESGO: Se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

MEDICION DE LOS RIESGOS: Se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica una cantidad significativa de matemáticas, sin embargo, el proceso también puede acentuar el elemento humano, es decir, gente experimentada para tomar las decisiones clave sobre las actividades de administración de riesgo.

ASIGNACIÓN DE LÍMITES: Se determinan límites para cada uno de los riesgos por aparte, aún cuando están ligados entre sí. Se considera la actitud de la administración frente al riesgo y la capacidad de la entidad para absorber las pérdidas.

MEDICION Y CONTROL DE LIMITES: Se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente los excesos que se presenten, para tomar los correctivos del caso. Se debe realizar una evaluación diaria y en línea de las posiciones que tiene la Tesorería de la Corporación.

GENERACIÓN DE INFORMES: Se deben presentar periódicamente, de acuerdo con lo que defina el Comité ALCO y la Junta Directiva, los informes gerenciales que muestren la gestión de las operaciones de Tesorería junto con la medición y evaluación de los riesgos inherentes.

Continúa...

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional: La Corporación ha definido a través de su Junta Directiva una estructura organizacional que fue ampliamente reforzada en virtud del proceso de fusión entre Corficolombiana y Corfivalle, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia de Riesgo está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo de Tesorería, la Gerencia de Riesgo de Crédito SARC y Operacional y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido. El área de Tesorería y operaciones de tesorería dependen directamente de la Presidencia. La Vicepresidencia Jurídica realiza la evaluación del riesgo legal.

Recurso Humano: La Corporación cuenta con personal altamente calificado con amplia experiencia profesional. De la misma manera, se capacita al personal para que los funcionarios desarrollen nuevas habilidades y amplíen sus conocimientos en las diferentes actividades que se desarrollen en la Corporación. La fusión entre Corficolombiana y Corfivalle permitió un fortalecimiento del talento humano al lograr importantes complementos entre las dos estructuras que existían.

Verificación de Operaciones: La Corporación cuenta con sistemas transaccionales que registran las operaciones activas y pasivas diariamente garantizando la oportunidad y precisión de la información contable para evitar errores que puedan alterar los resultados de la entidad.

Así mismo, en las operaciones de tesorería, la Corporación cuenta con mecanismos de verificación de las negociaciones realizadas como la grabación de las llamadas telefónicas y comunicaciones escritas de confirmación de las operaciones. Así la Corporación cuenta con mecanismos de seguridad que le permiten constatar, cuando sea del caso, las condiciones pactadas y comprobar que las operaciones realizadas son adecuadas.

De otra parte, se cuenta con sistemas de alto grado de seguridad, para recibir y trasladar los fondos con el fin de dar cumplimiento a las operaciones como son el Sebra del Banco de la República, Cenit, ACH, Swift y Deceval.

Auditoría: La Revisoría Fiscal y la Contraloría de la Corporación, se han mantenido informados de las operaciones que la Corporación realizó durante el año 2005 y en sus visitas y verificaciones han efectuado recomendaciones las cuales han sido discutidas con la administración y aplicadas en los casos que corresponde.

(32) Revelación de Riesgos

La Corporación Financiera del Valle S.A. culminó exitosamente el proceso de fusión con la Corporación Financiera Colombiana S.A. a finales del año 2005. Como consecuencia de la fusión se logra un mejor control y administración de los riesgos debido a que de cada campo se mantienen las mejores prácticas y herramientas.

Perfil negocio tesorería

La tesorería es la encargada de administrar los recursos de la Corporación a través de operaciones de liquidez y de constitución de portafolios en búsqueda de maximización de rentabilidades bajo parámetros de medición de riesgo definidos por la Junta Directiva. Para alcanzar dicho objetivo la Tesorería opera dentro del

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mercado de títulos en moneda legal y extranjera, divisas y deuda pública aprovechando las oportunidades que se presentan en los diferentes mercados ofreciendo adicionalmente a los clientes de la Corporación un portafolio diversificado de productos.

La tesorería busca mantener participaciones de mercado en los distintos negocios que la ubiquen como creador de mercado, en particular en los negocios de deuda pública y peso dólar, enmarcada dentro de los más estrictos parámetros de gestión y control de riesgos que deben atender el volumen y complejidad de los productos transados.

Criterios y Procedimientos para la gestión de activos y pasivos

La Corporación efectúa una gestión integral de la estructura de sus activos, pasivos y posiciones fuera del balance, estimando y controlando el grado de exposición a los principales riesgos de mercado, con el objetivo de protegerse de eventuales pérdidas por variaciones en el valor económico de estos elementos de los estados financieros.

Gestión de riesgos

Al igual que los rendimientos y costos de la operación, los riesgos forman parte integral e inevitable de la actividad financiera. En los últimos años, la gestión de los riesgos de crédito, mercado, liquidez y operacional ha planteado a la Superintendencia y a la Corporación en creciente medida desafíos a los que se ha de hacer frente mediante nuevos principios en cuanto a la gestión, medición y control del riesgo.

La Corporación ha satisfecho estas exigencias, desarrollando herramientas de administración de riesgo para adoptarlas como un elemento básico de su actividad, y destinando cada vez mayor cantidad de recursos tecnológicos, económicos y humanos. Para la Corporación la capacidad de gestionar el riesgo de forma responsable constituye un requisito importante para hacer frente a los retos que impone el mercado.

La Corporación ha implementado el siguiente sistema de gestión de riesgo:

Riesgo de Tesorería

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office: Área encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office: Área encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office: Área encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Durante el año 2005 la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $50,603 millones de pesos. La relación ingreso / riesgo tomando el VeR del cierre de 2005 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

Existe un ejecutivo de riesgo especializado en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reporta al Gerente de Riesgo de Tesorería. Es importante mencionar que el

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riesgo jurídico es cubierto por la Vicepresidencia Jurídica y para el riesgo operacional se creó una nueva gerencia dada la importancia en la gestión de este tipo de riesgos.

I. Riesgo de Mercado

El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se definió el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

Posición Portafolio Pesos

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor. La posición al cierre de 2005 se resume así: TES $95,465 MM, Fogafin $6,566 MM y títulos de deuda privada $163,858 MM.

Límites del portafolio de inversiones disponible para la venta: Se limita el valor nominal de la posición en títulos de deuda pública, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación. Al cierre de 2005 esta posición equivale a TES $242,080 MM y la utilidad patrimonial por realizar correspondiente a la diferencia entre el valor de mercado y el valor a tir de compra de estos títulos ascendia a $20,000 MM aproximadamente.

Límites del portafolio de Inversiones hasta el vencimiento: Se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación. A diciembre de 2005 la posición asciende a TES $55,332 MM.

Posición Portafolio Dólares

Límites del portafolio de inversiones negociables: Se limita el valor nominal de la posición en títulos de deuda pública (TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración. Al cierre de diciembre de 2005 la posición se detalla así: TES TRM US$ 3,686,400, Yankees US$ 12,015,000 y deuda privada US$ 2,005,000.

Límites posición en divisas: Se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados. Al cierre de 2005 la posición de riesgo en TRM equivale a US$ -2,296,870, en monedas distintas al dólar la posición cerró en US$ 32,025.

Límites de Pérdidas

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesoreria. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva. El PyG 30 días al cierre de 2005 presenta una utilidad excluyendo gastos operacionales aproximada de $1,500 MM.

VeR (Valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading. El VeR total incluyendo las posiciones

de la mesa de pesos y dólares al cierre de 2005 equivale a $ -2,000 MM aproximadamente frente al límite establecido por Junta Directiva de $ -7,101 MM.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad. Al cierre de 2005 el MAT asciende a $-500 MM aproximadamente frente al límite determinado por Junta Directiva que asciende a $-7,101 MM.

MAT = Utilidad 30 días + VeR

Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

II. Riesgo de Liquidez

Para el riesgo de liquidez se utilizan como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes. Durante todo el año 2005 la Corporación Financiera Colombiana S.A. no presentó exposiciones significativas al riesgo de liquidez según la Circular Externa 042 de la Superintendencia Financiera .

Por otra parte se continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

Al cierre del año 2005, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 MM de superávit presentaba al finalizar el año un valor de $547,193 MM.

III. Riesgo de Crédito

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Los cupos se aprueban con vigencias de un año y revisiones semestrales. Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología de "Scoring" en la Gerencia de Riesgo de Tesorería.

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a) *Sector Real*

Para las entidades pertenecientes al sector real de la economía se realiza un estudio para determinar el riesgo a asumir el cual incluye entre otros puntos:

- Accionistas y Administradores
- Evaluación estratégica y perspectivas
- Evaluación Financiera de Cifras Históricas
- Análisis de proyecciones futuras de la empresa
- Calificación de empresas

Con base en ese estudio se surte el proceso de aprobación en la instancia respectiva.

b) *Sector Financiero*

Incluye entidades de crédito, fiduciarias, comisionistas, fondos de pensiones y cesantías, instituciones de orden estatal, aseguradoras.

Con el fin de determinar el riesgo de un emisor y/o contraparte se utiliza la metodología CAMEL la cual emplea los siguientes factores para su evaluación:

C: Capital Adequacy
A: Asset Quality
M: Management
E: Earnings
L: Liquidity

Basados en esta metodología la instancia respectiva aprueba el cupo de contraparte y/o emisor.

1. Categorías de Riesgo de Contraparte

Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1

Préstamos de corto plazo (menor a un año) y largo plazo (mayor a un año).
Ejemplos: Cartera fondos propios, comercio exterior, redescuentos, interbancarios, títulos, avales, garantías bancarias.

Categoría 2

Exposición crediticia en productos derivados renta fija y divisas.
Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura definida en la Circular Externa 076 de 2000 de la Superintendencia Financiera , la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

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Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3

Riesgo spot
Ejemplos: Compra - venta títulos, y divisas free delivery.

Riesgo over night.

Categoría DVP o compensada
Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo y margen autorizado. Riesgo spot y riesgo over night no se pueden combinar

2. Herramientas de control

La Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC, Set-Fx y SEN.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

IV <u>Sistema de Administración de Riesgo Crediticio (SARC)</u>

El Sistema de Administración de Riesgo Crediticio de Corficolombiana, SARC se ha implementado con el objetivo principal de crear una herramienta eficaz en el manejo del portafolio crediticio de la entidad, en donde no sólo, la estimación de pérdidas esperadas medidas a través de modelos estadísticos avanzados sino la posibilidad de establecer metas, políticas y directrices del manejo de la cartera de la Corporación a través de índices de rentabilidad basados en riesgo, metas de crecimiento y control de riesgo con alertas tempranas.

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El SARC contiene políticas y procedimientos claros y precisos que definen los criterios y la forma mediante la cual Corficolombiana evalúa, asume, califica, controla y cubre su riesgo crediticio. Para ello se adoptaron políticas y mecanismos especiales para la adecuada administración del riesgo crediticio, no sólo desde la perspectiva de su cubrimiento a través de un sistema de provisiones, sino también a través de la administración del proceso de otorgamiento de créditos y permanente seguimiento de éstos.

La Corporación desarrolló la metodología de cálculo de pérdida esperada de acuerdo con los lineamientos de la Superintendencia Financiera. Esta metodología permite determinar la probabilidad de no pago de un deudor y la pérdida esperada generada por el deterioro de su capacidad de pago.
El desarrollo de la metodología de pérdida esperada se fundamentó en la segmentación la cartera de la Corporación; razón por la cual se diseñaron diferentes modelos de estimación de pérdida esperada. Sin embargo, éstos se fundamentan en el siguiente esquema:


Riesgo del Cliente
Riesgo de la Transacción
Pérdida Esperada (PE)
=
Probabilidad de Incumplimiento (PI)
X
Pérdida Dado el Incumplimiento (PDI)
X
Exposición Dado el Incumplimiento (EDI)
Valor entre 0 y 1 determinado por el modelo, expresado en términos porcentuales
Es un porcentaje calculado estadísticamente
Valor de las Obligaciones

La Corporación realizó los cálculos de pérdida esperada, basados en el modelo interno. Durante todo el año se llevó un paralelo entre las provisiones tradicionales y los cálculos de pérdida esperada. Este paralelo sirvió para revisar la consistencia de los resultados de pérdida esperada y ajustar el modelo

La continuidad del proceso de promoción del SARC, sus políticas y metodologías fue importante sobre todo en las áreas de crédito y comercial en donde se realizaron actividades de refuerzo en el manejo y conocimiento del sistema, colaborando con dichas áreas al implementar nuevas herramientas que facilitarán las actividades diarias de cada una de ellas.

Finalmente, la Corporación está en proceso de revisión y calibración del modelo interno del SARC, debido a la fusión que se realizó en el mes de diciembre. Una vez se tengan homologadas las bases de datos, definidos los procesos y calibrados los modelos, se dará tramite a la certificación de la base de datos como proceso previo a la revisión del modelo, buscando así, la no objeción del SARC por parte de la Superintendencia Financiera.

Riesgo Operacional

Corficolombiana ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos. El riesgo operacional puede tener una subdivisión en siete categorías de acuerdo con su origen y consecuencias, tal y como lo sugiere el documento "Tratamiento Regulatorio del Riesgo Operacional" publicado en septiembre

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Se buscó que dicho plan de trabajo desarrolle e implemente un marco de gestión en toda la organización que permita realizar una óptima administración del riesgo operacional, en el que se incluyan como mínimo los siguientes aspectos:

- Creación de cultura de riesgo operacional a través de la divulgación de documentos informativos, que permita crear conciencia en los empleados de la entidad sobre la necesidad imprescindible de minimizar este riesgo en el proceso de toma de decisiones.

- Creación y desarrollo de un método de almacenamiento de los eventos de pérdidas operacionales para que con base en esta estadística, puedan en un futuro, pronosticarse las pérdidas operacionales esperadas e inesperadas.

- Definición de los roles y responsabilidades de las diferentes personas integrantes del Comité.

- Diseño de la metodología para la administración del riesgo operacional, en la cual se conozcan y cuantifiquen los principales riesgos operacionales de la Corporación, se enfoquen los esfuerzos de control para su mitigación en las áreas de mayor sensibilidad, se mejoren los distintos procesos de toma de decisiones, teniendo en cuenta el impacto del riesgo operacional

Riesgo Reputacional

La Corporación cuenta con el Sistema de Prevención de Lavados de Activos – SIPLA, El Código de Buen Gobierno y Código de Conducta para la gestión del riesgo reputacional. El Oficial de cumplimiento soporta la labor de gestión de riesgo reputacional en las operaciones efectuadas por los clientes de la Corporación y es la persona nombrada por la Junta Directiva y posesionada ante la Superintendencia Financiera encargada de velar por el cumplimiento de las políticas y procedimientos establecidos para la prevención de lavados de activos.

Riesgo Legal

La Vicepresidencia Secretaría General ofrece el soporte en la labor de gestión del riesgo legal en las diversas operaciones efectuadas por la entidad. En particular, define y establece los procedimientos necesarios tendientes a controlar adecuadamente el riesgo legal de las operaciones, para que éstas cumplan con las normas legales, se encuentren correctamente documentadas y atiende las solicitudes para el análisis y redacción de los contratos que soportan las operaciones realizadas por las diferentes unidades de negocio.

(34) Controles de Ley

Al 31 de diciembre de 2005 y 2004 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

(35) Eventos Subsecuentes

Dentro del período del 1 de enero y el 3 de febrero de 2006, no se presentaron modificaciones que afectaran las cifras de los Estados Financieros de la Corporación.

4.2.1 LECTURA DE LOS INFORMES QUE ACERCA DE LOS BALANCES AL 31 DE DICIEMBRE DE 2005 Y DE LOS ESTADOS DE RESULTADOS QUE RINDE EL REVISOR FISCAL

El Doctor Oscar Darío Morales, Revisor Fiscal Principal de la Corporación dio lectura a los informes que rinde la Revisoría Fiscal de los Estados Financieros de la Corporación y Consolidados:

"INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACIÓN FINANCIERA COLOMBIANA S.A. (antes CORPORACIÓN FINANCIERA DEL VALLE S.A. - CORFIVALLE S.A.)

He auditado los balances generales de CORPORACIÓN FINANCIERA COLOMBIANA S.A. (antes CORPORACIÓN FINANCIERA DEL VALLE S.A.) al 31 de diciembre de 2005 y 2004 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivo por los años terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Financiera de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías. Los estados financieros de la CORPORACIÓN FINANCIERA COLOMBIANA S.A.- (antes CORPORACIÓN FINANCIERA DEL VALLE S.A.) correspondientes al año terminado el 31 de diciembre 2005, incorpora los estados financieros al 29 de diciembre de 2005 y por el período comprendido entre el 1 de enero y el 29 de diciembre de 2005 de la Corporación Financiera Colombiana S.A. (sociedad absorbida), cuyo examen fue realizado por otro revisor fiscal, quien emitió una opinión sin salvedades en febrero 1 de 2006, por lo tanto, mi opinión sobre las cifras relativas a la Corporación Financiera Colombiana S.A. (sociedad absorbida) incluidas en los estados financieros de CORPORACIÓN FINANCIERA COLOMBIANA S.A. (antes CORPORACIÓN FINANCIERA DEL VALLE S.A.) al 31 de diciembre de 2005, está basada únicamente en el informe de dicho revisor fiscal.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados

financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

Como se menciona en la Nota 3 a los estados financieros, en Asamblea Extraordinaria de Accionistas celebrada el 28 de septiembre de 2005, se aprobó el compromiso de fusión a partir de diciembre 30 de 2005, de la Corporación Financiera Colombiana S.A., con la Corporación Financiera del Valle S.A., subsistiendo ésta última como sociedad absorbente, y cambiando de razón social a CORPORACIÓN FINANCIERA COLOMBIANA S.A. Los estados financieros al 31 de diciembre de 2004 que se presentan para fines de comparación, sólo involucran las cifras relativas a la Corporación Financiera del Valle S.A. (sociedad absorbente).

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de CORPORACIÓN FINANCIERA COLOMBIANA S.A. (antes CORPORACIÓN FINANCIERA DEL VALLE S.A.) al 31 de diciembre de 2005 y 2004, los resultados de sus operaciones, los cambios en su patrimonio y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal, el alcance de mis exámenes al 31 de diciembre de 2005 y 2004 y el informe del revisor fiscal de de la Corporación Financiera Colombiana S.A. (sociedad absorbida), informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la evaluación y clasificación de la cartera, causación de rendimientos, contabilización de provisiones para la cartera de créditos y bienes recibidos en pago, y la adopción del Sistema Especial de Administración de Riesgos de Mercado - SEARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular Externa 100 de 1995 de la Superintendencia Financiera; el informe de gestión de los administradores guarda la debida concordancia con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los de terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

OSCAR DARIO MORALES R.
Revisor Fiscal
Tarjeta Profesional No. 3822-T

Miembro de Deloitte & Touche Ltda.
3 de febrero de 2006."

INFORME DEL REVISOR FISCAL
A los accionistas de CORPORACION FINANCIERA COLOMBIANA S.A. (antes CORPORACIÓN FINANCIERA DEL VALLE S.A.)

1. He auditado los balances generales consolidados de CORPORACION FINANCIERA COLOMBIANA S.A. (antes CORPORACIÓN FINANCIERA DEL VALLE S.A.), y sus filiales, al 31 de diciembre de 2005 y 2004 y los correspondientes estados consolidados de resultados, de cambios en el patrimonio de los accionistas consolidados y de flujos de efectivo consolidados, por los años terminados en esas fechas. Tales estados financieros fueron consolidados bajo la responsabilidad de la administración de la Corporación, para lo cual debe seguir las instrucciones contables impartidas por la Superintendencia Financiera.

2. La Corporación Financiera, consolidó al 31 de diciembre de 2005 y 2004 con:

a. Leasing del Valle S.A., Banco Corfivalle (Panamá) S.A., Fiduciaria del Valle S.A., Hoteles Estelar S.A., Valora S.A., Casa de Bolsa S.A. y Proyectos de Infraestructura S.A. al 31 de diciembre de 2005 y con Leasing del Valle S.A., Banco Corfivalle (Panamá) S.A., Fiduciaria del Valle S.A., Hoteles Estelar S.A., Valora S.A., Casa de Bolsa S.A. y Productos Derivados de la Sal S.A. - Prodesal S.A. al 31 de diciembre de 2004; los cuales en su conjunto representan el 16,19% y 20,64% de los activos base de consolidación, 9,97% y 8,13% del total de ingresos operacionales directos base de consolidación e incrementan la utilidad base de consolidación en $35.669 millones y $4.179 millones, respectivamente. Dichos estados financieros fueron auditados por otros revisores de la firma Deloitte & Touche Ltda.

b. Compañía Agropecuaria e Industrial Pajonales S.A., Desmotadora del Norte del Tolima S.A., Valle Bursátiles S.A., Molino Pajonales S.A., Proyectos de Energía S.A., Lloreda S.A., Sociedad General de Inversiones S.A., Plantaciones UNIPALMA de los Llanos S.A., Frigoríficos Colombianos S.A., Colombiana de Licitaciones Ltda., Huevos Oro Ltda., Promotora Inmobiliaria la Esperanza S.A., Tejidos Sintéticos de Colombia S.A., EPIANDES S.A., Promotora y Comercializadora Santamar S.A. al 31 de diciembre de 2005 y Compañía Agropecuaria e Industrial Pajonales S.A., Desmotadora del Norte del Tolima S.A., Valle Bursátiles S.A., Molinos Pajonales S.A., Proyectos de Energía S.A., y Lloreda S.A al 31 de diciembre 2004, los cuales fueron examinados por otros revisores fiscales, cuyos informes me fueron suministrados. Estas compañías

representan el 16,2% y 16,63% del total de activos base de consolidación, el 8,6% y 0,02% del total de ingresos operacionales directos base de consolidación y participan con una utilidad de $59.251 millones y una pérdida de $(25.528) en los resultados base de consolidación, respectivamente. Por lo tanto, mi opinión sobre las cifras relativas de estas filiales incluidas en los estados financieros consolidados al 31 de diciembre de 2005 y 2004, está basada únicamente en los informes de dichos revisores fiscales.

3. Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si los estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, en cuanto al cumplimiento de los criterios y procedimientos establecidos en la Circular Externa 100 del 24 de noviembre de 1995 capítulo X, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

4. Como se menciona en la nota 3 a los estados financieros consolidados, en Asamblea Extraordinaria de Accionistas celebrada el 28 de septiembre de 2005, se aprobó el compromiso de fusión a partir de diciembre 30 de 2005, de la Corporación Financiera Colombiana S.A., con la Corporación Financiera del Valle S.A., subsistiendo ésta última como sociedad absorbente, y cambiando de razón social a CORPORACIÓN FINANCIERA COLOMBIANA S.A. Los estados financieros consolidados al 31 de diciembre de 2004 y por el año terminado en esa fecha, que se presentan para fines de comparación, sólo involucran las cifras consolidadas relativas a la Corporación Financiera del Valle S.A. (sociedad absorbente).

5. En mi opinión, basado en mi examen y en los informes de otros revisores fiscales, los estados financieros consolidados antes mencionados presentan razonablemente la situación financiera consolidada de CORPORACION FINANCIERA COLOMBIANA S.A. (antes CORPORACIÓN FINANCIERA DEL VALLE S.A.), y sus filiales al 31 de diciembre de 2005 y 2004 y los resultados consolidados de sus operaciones, de cambios en el patrimonio de los accionistas consolidados y de flujos de efectivo consolidados por los años terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Bancaria en Colombia, en la Circular Externa 100 del 24 de noviembre de 1995 capítulo X y por las normas contables de general aceptación

establecidas por el Decreto 2649 de 1993, las cuales, fueron aplicadas sobre bases uniformes.

6. El revisor fiscal de Lloreda S.A. incluyó un párrafo de énfasis sobre negocio en marcha, indicando que los estados financieros han sido preparados sobre la presunción que la Compañía continuará funcionando como empresa en marcha. Los resultados de la Compañía hasta la fecha, son inferiores a los estimados en las proyecciones financieras que sustentaron el acuerdo de reestructuración financiera con sus acreedores al amparo de la Ley 550 de 1999, pero la Compañía ha venido cumpliendo con los compromisos adquiridos en el acuerdo, el cumplimiento futuro de los mismos es necesario para continuar operando. Los estados financieros no incluyen los ajustes que pudieran surgir del desenlace de esta incertidumbre.

OSCAR DARIO MORALES R.
Revisor Fiscal
Tarjeta Profesional No. 3822 -T
Miembro de Deloitte & Touche Ltda.

11 de febrero de 2006."

4.2.2. LECTURA DEL ANEXO QUE CONTIENE LA INFORMACION EXIGIDA POR EL ARTICULO 446 DEL CODIGO DE COMERCIO EN SU NUMERAL 3º.

En cumplimiento a los ordenamientos del Artículo 446 numeral 3 del Código de Comercio, la Junta Directiva y el Presidente de la Corporación, informan a los señores accionistas que durante el ejercicio terminado el 31 de diciembre de 2005 se realizaron las siguientes erogaciones:

(Valores expresados en miles de pesos colombianos, excepto la conformación del capital)

➢ Por salarios a directivos	5.186.050
➢ Por bonificaciones a directivos	352.771
➢ Por concepto de honorarios Junta Directiva devengaron en el ejercicio la suma de	193.000
➢ Se pagó por concepto de honorarios a Asesores Independientes la suma de	4.464.358

- Se pagó por concepto de gastos de viaje la suma de 325.509
- Las donaciones realizadas por la Corporación en el ejercicio fueron 19.208
- En publicidad y propaganda se gastó la suma de 1.477.694
- En relaciones públicas se gastó la suma de 223.311
- En transportes se gastó la suma de 1.146.383
- Los depósitos de la Corporación en el exterior al cierre del ejercicio eran de US$948.219.47 y en miles de pesos $2.165.941.8
- Las obligaciones en moneda extranjera a esta misma fecha eran de US$107.471.080.8 y en miles de pesos $245.487.592.1
- Las inversiones de la Corporación a diciembre 31 de 2005, eran las siguientes:

Sociedades anónimas y de personas	1.672.520.529
Entidades financieras del exterior	13.995.622
Inversiones de liquidez	352.890.582
Inversiones Obligatorias	34.104.384

- La conformación del capital de la Corporación a Diciembre 31 de 2005, era la siguiente:

	Número de Acciones	**Capital Pesos**
Autorizado	160,000,000	1,600,000,000
Por suscribir	13.700.239	137,002,390
Suscrito y pagado	146.299.761	1.462.997.610

- Las cuentas contingentes y cuentas de orden a diciembre 31 de 2004, ascendieron a $12.208.181.8 millones.

4.2.3. LECTURA DE LA INFORMACION EXIGIDA POR LA CIRCULAR No. 007 DE 1996 DE LA SUPERINTENDENCIA BANCARIA.

De conformidad con lo establecido en la Circular Externa No. 007 de 1996 emitida por la Superintendencia Bancaria y en razón a las funciones propias del Comité de Auditoria, se indican a continuación las principales actividades llevadas a cabo por este comité durante el año 2.005:

COMITE DE AUDITORIA

El Comité de auditoria es un órgano de apoyo a la gestión de la Junta Directiva responsable de la supervisión de la estructura de control interno de la entidad, de supervisar las funciones y actividades de la auditoria interna y/o contraloría, de velar por la transparencia de la información financiera que prepara la entidad, y de velar porque existan los controles necesarios en el sistema de prevención de lavado de activos.

La Corporación Financiera del Valle S.A. se fusionó en el año 2005 con la Corporación Financiera Colombiana S.A, entidad que supervisó el sistema de control interno mediante las reuniones del Comité de Auditoria en sus sesiones del 2 de marzo, 6 de julio y diciembre 7.

Para el desarrollo de su gestión, el comité llevó a cabo en el transcurso del año 2005 tres reuniones cumpliendo de esta manera con el mínimo exigido por la normatividad vigente, estas reuniones se efectuaron en las siguientes fechas: 24 de enero, 11 de abril y 16 de agosto, donde se analizaron entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación.

- ✓ El Comité conoció los estados financieros de la Corporación al 31 de diciembre de 2004 velando porque existieran los controles necesarios que garantizaran la idoneidad y razonabilidad de la información.

- ✓ Confirmó el concepto del Revisor Fiscal respecto a la suficiencia y adecuadas medidas de control interno de la entidad a presentar en la Asamblea General de Accionistas. (artículo 209 C. de C.)

- ✓ Aprobó el Plan de Trabajo a desarrollar por la Contraloría y conoció el Plan de trabajo del Revisor Fiscal para el año 2005

- ✓ Conoció los trabajos de seguimiento por parte de la Contraloría y de la Revisoría Fiscal con relación al SARC desarrollados durante el año 2005.

- ✓

- ✓ El Comité supervisó la correcta aplicación, actualización del Sistema Integral para la Prevención de Lavado de Activos, velando así por la por la existencia de los controles necesarios para evitar que la Corporacion fuera utilizada como instrumento para la realización de actividades ilícitas.
- ✓ Supervisó las funciones y actividades de Contraloría y evaluó la suficiencia y efectividad de los informes de control interno en los siguientes temas:

  - Seguimiento al desarrollo del SARC.
  - Confirmaciones de saldos de CDTs y Cartera de Créditos.
  - Seguridades del Sistema y Aplicativos
  - Impuestos (Cumplimiento de obligaciones tributarias – declaraciones de renta 2004)
  - Cartera de créditos
  - Banca Privada
  - Procedimientos de prevención de Lavado de Activos
  - Inversiones de Renta Fija y Derivados
  - Conciliaciones Bancarias
  - Evaluación de los procedimientos de control de la Posición Propia
  - Evaluación al sistema de control interno de las empresas Grupo Pajonales, Hoteles Estelar S.A., Valora S.A., Casa de Bolsa S.A. y Banco Corfivalle (Panamá)
  - Evaluación del sistema de prevención de lavado de activos por parte de la firma Citigate Global Intelligence.
  - Evaluación de cumplimiento de las políticas y procedimientos de administración de riesgos en operaciones de Tesorería.

- ✓ Conoció las actividades del Revisor Fiscal, evaluó la suficiencia y efectividad de sus informes sobre los diferentes temas, y verificó las medidas tomadas por la Administración en relación con los temas expuestos derivadas de las sugerencias y recomendaciones.

- ✓ Conoció y evaluó los informes del Oficial de Cumplimiento efectuados durante el año 2005.

- ✓ Conoció y evaluó los requerimientos y los informes de inspección de la Superintendencia Bancaria efectuados durante el año 2005.

- ✓ Conoció la evolución de la Evaluación y Calificación de Cartera y Provisiones de la Corporación, y las actuaciones del respectivo Comité.

Dado lo anterior, el Comité de Auditoria cumplió con el objetivo de supervisar la estructura de control interno de la corporación, de forma tal que los procedimientos diseñados protegen razonablemente sus activos y existen controles para verificar que las

diferentes operaciones cumplen con adecuados niveles de aprobación, autorización y registro.

4.2.4. CONSIDERACION POR PARTE DE LA ASAMBLEA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUAL Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2005 Y SUS CORRESPONDIENTES ESTADOS DE RESULTADOS.

Antes de someter los estados financieros a consideración de los Accionistas, el Secretario dio lectura al Oficio No. 2006005460-001-000, suscrito por el doctor Rodolfo Aquilino Cifuentes Bustos Director de Supervisión Institucional para Intermediación Financiera Dos mediante el cual la Superintendencia Financiera estima que se pueden someter a consideración de la Asamblea Ordinaria General de Accionistas los estados financieros de la Corporación y se autoriza su publicación.

El Presidente de la Asamblea Doctor Pedro Nel Ospina Santa María, preguntó a los Señores Accionistas si aprueban los Estados Financieros presentados a su consideración. La Asamblea aprobó la siguiente proposición:

PROPOSICION No. 2

La Asamblea General de Accionistas de la Corporación Financiera Colombiana S.A.

RESUELVE:

Aprobar los Balances de Propósito General Individual y Consolidados al 31 de Diciembre de 2005 y su correspondiente Estado de Resultados, así como el Informe de Gestión y los informes del Revisor Fiscal.

La anterior proposición fue aprobada con el voto favorable de 112.480.071 del total de las acciones Ordinarias, ya que del total de las acciones representadas en la reunión, se abstuvo de votar el Doctor Mario Scarpetta Gnecco, propietario de 653.586 acciones y el representante de las Doctoras Consuelo Scarpetta Gnecco, propietaria de 20.650 acciones y Lilly Scarpetta Gnecco, propietaria de 646.984 acciones, quienes por ser Directores de la Corporación se abstienen de aprobar con sus propias acciones las cuentas de la Administración. Igualmente esta proposición fue aprobada por las 3. 833.110 acciones con Dividendo Preferencial y sin Derecho a Voto.

5. DISTRIBUCIÓN DE UTILIDADES

El presidente de la asamblea solicitó al secretario dar lectura al proyecto de distribución de utilidades propuesto por la administración de la Corporación.

CORPORACIÓN FINANCIERA COLOMBIANA S.A. PROYECTO DE DISTRIBUCIÓN DE UTILIDADES DICIEMBRE 31 DE 2005		
Utilidad del Ejercicio después de impuestos:		$ 223.082.720.843,24
Liberar reserva Valoración de inversiones :		$ 1.032.063.597,00
Utilidad a disposición de la Asamblea :		$ 224.114.784.440,24
Para enjugar pérdidas	$ 16.353.160.460,59	
Para constituir Reserva Legal	$ 22.308.272.084,32	
Reserva sobre valoración de inversiones Dec 2336 /95	$ 41.249.255.739,24	
Reserva para futuros repartos	$ 51.204.898.022,56	
Dividendo en efectivo de $1.254.47 por acción para las 9.298.994 acciones con dividendo preferencial y sin derecho a voto de las acciones suscritas y pagadas al 31 de diciembre de 2005, correspondiente a los dividendos acumulados pendientes de pagar por cada uno de los ejercicios de los años 2002 $356.56, 2003 $436.94 y 2004 $460.97. Este dividendo se cancelará en efectivo el día 15 de marzo de 2006.	$ 11.665.309.003,18	
Para un dividendo de $555.94 por acción sobre 146.299.761 acciones pagadas a diciembre 30 de 2005. Este dividendo se cancelará en efectivo el día 15 de marzo de 2006.	$ 81.333.889.130,34	
SUMAS IGUALES	**$ 224.114.784.440,24**	**$ 224.114.784.440,24**

Cifras en pesos

El apoderado del Banco de Bogotá informó al Presidente que a nombre de su representado proponía el siguiente proyecto para distribuir utilidades el cual entregó a la mesa directiva, el presidente le solicitó al secretario proceder a su lectura:

CORPORACIÓN FINANCIERA COLOMBIANA S.A. PROYECTO DE DISTRIBUCIÓN DE UTILIDADES DICIEMBRE 31 DE 2005		
Utilidad antes de impuestos		$ 232.517.899.843,24
Menos: provisión de impuestos		$ 9.435.179.000,00
Utilidad del ejercicio después de impuestos:		$ 223.082.720.843,24
Liberar reserva valoración de inversiones :		$ 1.032.063.597,00
Utilidad a disposición de la Asamblea :		$ 224.114.784.440,24
Para enjugar pérdidas de ejercicios anteriores	$ 16.353.160.460,59	
Reserva sobre valoración de inversiones Dec 2336 /95	$ 41.249.255.739,24	
Reserva para futuros repartos	$ 58.513.055.611,56	
Dividendo en efectivo de $1.254.47 por acción para las 9.298.994 acciones con dividendo preferencial y sin derecho a voto de las acciones suscritas y pagadas al 31 de diciembre de 2005, correspondiente a los dividendos acumulados pendientes de pagar por cada uno de los ejercicios de los años 2002 $356.56, 2003 $436.94 y 2004 $460.97. Este dividendo se cancelará el 15 de marzo de 2006.	$ 11.665.309.003,18	
Dividendo en efectivo de $658.47 por acción sobre las 146.299.761 acciones suscritas y pagadas a diciembre 30 de 2005. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir del 1° de abril de 2006.	$ 96.334.003.625,67	
SUMAS IGUALES	**$ 224.114.784.440,24**	**$ 224.114.784.440,24**

Cifras en pesos

En este estado de la asamblea, los accionistas presentes empezaron a debatir las anteriores propuestas, de donde surgieron dos nuevas propuestas así:

Una por parte del representante de Porvenir Dr. Daniel Cortés Mc Allister que planteaba el mismo proyecto del Banco de Bogotá, en lo relacionado a la suma a distribuir para los dividendos del año 2005 es decir $ 96.334.003.625,67 modificando las fechas de pago así: (i) cancelando el día 15 de marzo en una sola cuota los $ 81.333.889.130,34 suma inicial propuesta por la sociedad para distribuir, y (ii) la diferencia por $15.000.114.495,3 en una sola cuota el 1 de septiembre de 2006.

La última y cuarta propuesta fue presentada por parte de la apoderada de la Nación Ministerio de Hacienda y Crédito Público Dra. Nubia Spitia Peñuela, que propuso el mismo proyecto del Banco de Bogotá, pero cancelando el dividendo del 2005 a razón de $658.47 por acción en una sola cuota el día 15 de marzo de 2006.

Luego de una amplia discusión y debate de las cuatro propuestas, se procedió a la votación de cada una de ellas obteniéndose los siguientes resultados:

PROPUESTAS	1- Sociedad	2- Banco de Bogotá	3- Porvenir	4- Nación Min. Hacienda y Crédito Público
VOTACIÓN	0 %	73.7429%*	9.9421%*	7.825*

* acciones totales presentes. Se abstuvieron de votar el 8.49% de las acciones presentes.

En consecuencia la asamblea general de accionistas aprobó el proyecto de distribución de utilidades presentado por el Banco de Bogotá S.A. con el voto favorable del 73.7429% de las acciones representadas en la Asamblea.

6. REFORMA ESTATUTOS SOCIALES.

El doctor Ospina propuso a la Asamblea General de Accionistas, la reforma de estatutos, con la cual se pretende: (i) agilizar el funcionamiento de las Asambleas y Juntas Directivas, simplificando algunos aspectos relativos a composición, convocatoria y decisiones de dichos órganos sociales (ii) actualizar todo el cuerpo normativo a las reformas que han sido expedidas con posterioridad a la última reforma de estatutos y a los nuevos desarrollos regulatorios en materia de buen gobierno, plasmados en la Resolución 275 de 2001 de la Superintendencia de Valores y sus modificatorias. (iii) Precisar el rol de algunos cargos dentro de la estructura interna de la Corporación, con el fin de que sean un reflejo del organigrama aprobado por la Junta Directiva. y (iv) ajustar el capital suscrito y pagado actual teniendo en cuenta el aumento surgido como consecuencia de las acciones emitidas por la fusión.

Se procedió a la lectura de los textos propuestos para modificar los artículos 1, 2, 3, 4, 7, 8, 19, 24, 27, 29, 30, 31, 33, 34, 35, numeral 12 del art. 37, 38, 39, 41, 42, 43, 44, literal c del art. 47, 49, 53, 54, 60, 69 y 70 los cuales fueron aprobados por unanimidad de la totalidad de las acciones presentes; debido a la eliminación del artículo 42 que conlleva la reenumeración a partir del artículo 42, y a lo extenso de la reforma la asamblea autorizó la compilación de la totalidad de los estatutos sociales. El texto aprobado de los estatutos con las reformas aprobadas fue el siguiente:

CAPITULO I

NOMBRE, ESPECIE, DOMICILIO, OBJETO Y DURACION

ARTÍCULO 1º.- NOMBRE O RAZON SOCIAL: CORPORACIÓN FINANCIERA COLOMBIANA S.A., pudiendo utilizar las siglas CORFICOLOMBIANA S.A. o CORFICOL S.A., que tiene su domicilio principal en la ciudad de Bogotá D.C., es un establecimiento de crédito que tiene por función principal la captación de recursos a término, a través de depósitos o de instrumentos de deuda a plazo, con el fin de realizar operaciones activas de crédito y efectuar inversiones, con el objeto primordial de fomentar o promover la creación, reorganización, fusión, transformación y expansión de empresas, en los

sectores que establezcan las normas que regulan su actividad, organizado de conformidad con las normas establecidas por el Estatuto Orgánico del Sistema Financiero (Decreto 663 de 1993) y demás normas que las modifiquen, deroguen o sustituyan. Por voluntad de la Asamblea General de Accionistas la Corporación puede cambiar su domicilio social y por voluntad de la Junta Directiva puede establecer sucursales o agencias dentro del territorio nacional o fuera de él.

ARTICULO 2°. Por voluntad de la Asamblea General de Accionistas, mediante una reforma estatutaria, la Corporación puede cambiar dentro del país su domicilio social y por decisión de la Junta Directiva, puede establecer sucursales o agencias dentro del territorio nacional o fuera de él.

ARTICULO 3°. LA CORPORACION podrá desarrollar los actos y contratos autorizados a esta clase de establecimientos de crédito por el Estatuto Orgánico del Sistema Financiero o aquellas otras disposiciones especiales o normas que los sustituyan, modifiquen o adicionen. En desarrollo del objeto social **LA CORPORACION** podrá realizar todos los actos y contratos necesarios para lograr su finalidad, como fomentar el ahorro y la inversión privadas, desarrollar el mercado de capitales, promover la organización y reorganización de empresas manufactureras, agropecuarias, mineras, turísticas y otros sectores a los cuales se autorice la extensión de sus servicios; otorgar créditos a dichas empresas, suscribir y conservar acciones o partes de interés social en las mismas, así como propiciar la participación de terceros en el capital de ellas, entendiéndose esta enunciación de actividades como mero ejemplo, pues la extensión de las mismas estará dada por la ley o normas sobre la materia. Igualmente podrá participar en el capital de sociedades de servicios financieros, técnicos o administrativos en los términos indicados en la Ley 45 de 1990 o normas posteriores.

ARTICULO 4°. LA CORPORACION no podrá adquirir ni poseer bienes raíces sino para el funcionamiento de sus propias oficinas y en virtud de autorización que al efecto le conceda el Superintendente Financiero; pero si puede aceptarlos en pago de obligaciones a su favor y rematarlos en subasta pública por razón de hipotecas constituidas a su favor, para venderlos posteriormente dentro de los plazos legales. Así mismo, La Corporación estará sometida a las limitaciones consignadas en las normas que regulan su funcionamiento.

ARTICULO 5°. La Corporación durará por el término de noventa (90) años, contados a partir del 2 de Octubre de 1.961, fecha en que el Superintendente Bancario aprobó su acta de organización, sin perjuicio de lo que disponga la Ley sobre renovación de las autorizaciones para operar. La Corporación podrá disolverse antes de la expiración del término de duración antedicho y éste podrá ser prorrogado, de acuerdo con la Ley y éstos estatutos.

CAPITULO II

ARTICULO 6°. CAPITAL. El Capital autorizado de la Corporación Financiera del Valle S.A., es de mil seiscientos millones de pesos ($1.600.000.000.00) moneda legal colombiana, dividido en ciento sesenta millones (160.000.000) de acciones de valor nominal de diez pesos moneda legal colombiana ($10.00), cada una. **PARAGRAFO 1** El capital autorizado estará dividido en Acciones Ordinarias y en Acciones con Dividendo Preferencial y sin Derecho a Voto. **PARÁGRAFO 2.-** La modificación del capital autorizado podrá llevarse a cabo mediante una reforma estatutaria aprobada por la asamblea de accionistas, en cuya convocatoria se haya previsto expresamente este punto

dentro del orden del día, so pena de ineficacia. En tal caso, el Presidente elaborará un informe acerca de las razones que sustentan la propuesta, que estará a disposición de todos los accionistas durante el término de la convocatoria.

ARTICULO 7°. El capital suscrito y pagado de LA CORPORACION es de $1.462.997.610 moneda legal colombiana, representado en 137.000.767 acciones nominativas ordinarias y en 9.298.994 acciones con dividendo preferencial y sin derecho a voto, todas ellas de valor de DIEZ PESOS ($10) cada una. Las acciones que no se encuentran suscritas al momento de otorgarse este instrumento y las correspondientes a futuros aumentos de capital autorizado quedan en reserva a disposición de la Junta Directiva para ser colocadas conforme a los reglamentos que ella elabore, en los cuales deberá establecerse que el pago de cada suscripción se hará en la forma y términos previstos en Ley y que deberán ser aprobados por el Superintendente Financiero para poder proceder a la colocación de esas acciones.

ARTICULO 8°. En toda nueva emisión de acciones, el reglamento de suscripción de acciones dispondrá la emisión de acciones ordinarias y de acciones con dividendo preferencial, proporcional al número de acciones de una y otra clase que se encuentren en circulación en dicho momento. Para la colocación de acciones en reserva que se emitan en el curso de la vida social, la Corporación preferirá como suscriptores a quienes sean accionistas en la fecha del aviso de oferta En el correspondiente reglamento de colocación de acciones se concederá a los accionistas un plazo no menor de quince días hábiles, ni superior de tres meses para el ejercicio del derecho de suscripción preferente, contados desde la fecha del aviso que debe darles la Corporación en la forma prevista para la convocatoria de la Asamblea General de Accionistas. Vencido el mencionado plazo las acciones que quedaren por suscribir podrán ser libremente colocadas en el mercado. La colocación de acciones podrá hacerse sin sujeción al derecho de preferencia, siempre y cuando así lo apruebe la Asamblea General de Accionistas. En el caso de las acciones ordinarias, los accionistas ordinarios pueden renunciar al derecho de preferencia con el voto favorable de quienes representen no menos del setenta por ciento (70%) de las acciones presentes con derecho a voto en la correspondiente reunión. En el caso de las acciones con dividendo preferencial y sin derecho de voto, los titulares de tales acciones pueden renunciar a su derecho de preferencia con el voto favorable del Setenta por Ciento (70%) de las acciones de esta clase, representadas en la respectiva Asamblea, siempre que dicho porcentaje represente a su vez, por lo menos el Cincuenta por ciento (50%) de tales acciones suscritas. No obstante lo anterior, el reglamento podrá conferir a los tenedores de acciones con dividendo preferencial y sin derecho de voto, preferencia para suscribir acciones ordinarias en igualdad de condiciones a los accionistas ordinarios. En este último caso podrán emitirse exclusivamente acciones ordinarias.

ARTICULO 9°. La Asamblea General de Accionistas podrá convertir en capital, mediante la emisión de nuevas acciones, cualquier reserva voluntaria y toda clase de utilidades distribuibles, por acuerdo tomado por el voto favorable de quienes representen al menos el ochenta por ciento (80%) de las acciones con derecho a voto presentes en la respectiva reunión.

CAPITULO III
ACCIONES, TITULOS Y ACCIONISTAS

ARTICULO 10°. Las acciones de la Corporación son nominativas y se dividen en dos

clases: A) Acciones Ordinarias y B) Acciones con Dividendo Preferencial y sin Derecho de Voto. Los titulares de las acciones tendrán los mismos derechos en su correspondiente clase. Las acciones con dividendo preferencial y sin derecho de voto, tendrán derecho a que se les pague sobre los beneficios de cada ejercicio en tal forma que determine el reglamento de colocación como dividendo mínimo preferencial, una vez constituida la reserva mínima legal y antes de que se cree o incremente, cualquier otra reserva, una suma igual al Dos por ciento (2%) anual del precio en pesos Colombianos de las acciones al momento de la suscripción. La Junta Directiva al expedir el reglamento de colocación podrá determinar que dicho dividendo mínimo preferencial sea ajustado anualmente conforme a los índices y procedimientos que la Junta determine. Las acciones con dividendo preferencial y sin derecho de voto no serán convertibles en acciones ordinarias.

ARTICULO 11°. Los títulos de las acciones tendrán numeración continua, empezando por la unidad; su forma y su texto serán determinados por la Junta Directiva con observancia de lo dispuesto por el artículo 401 del Código de Comercio, e irán autenticados con las firmas del Presidente y el Secretario. A cada accionista se le expedirá un título o certificado por la totalidad de sus acciones, a menos que prefiera títulos unitarios o parcialmente colectivos. Los títulos de las acciones se expedirán con el carácter de provisionales mientras no se haya pagado el valor íntegro de cada acción y serán cambiados por los títulos definitivos cuando estén totalmente pagadas las acciones suscritas representadas en ellos. Los títulos de las acciones con dividendo preferencial y sin derecho de voto, además de las indicaciones anteriores, deberán contener al dorso los derechos especiales que ellas confieren.

ARTICULO 12°. En el caso de pérdida de un título de acción, suficientemente comprobado el hecho a juicio de la Junta Directiva, será repuesto a costa de su dueño llevando el testimonio de ser duplicado y mencionado el número del título que sustituye. Si apareciere el título perdido, el dueño devolverá el duplicado a la Corporación, el cual será destruido por la Junta Directiva, dejando constancia de ello en el acta de la respectiva sesión. El duplicado se expedirá bajo la exclusiva responsabilidad del interesado y la Corporación no contrae responsabilidad alguna por esta reexpedición, ni ante el accionista, ni ante quienes en el futuro sean dueños de las acciones correspondientes. Si la desaparición del título ocurriese por robo o hurto, la expedición del duplicado requiere además la presentación de la copia del denuncio penal correspondiente.

ARTICULO 13°. La Corporación llevará un libro especial denominado" LIBRO DE REGISTRO Y GRAVAMEN DE ACCIONES" en el que se inscribirán los nombres y apellidos de las personas naturales y la denominación o razón social de las personas jurídicas y establecimientos de comercio o firmas comerciales que sean accionistas, con indicación de la clase de acción de que sean titulares, del número de acciones que posean y su domicilio y dirección. Igualmente se inscribirán en dicho libro los derechos de prenda y usufructo y los embargos y las demandas que sean comunicados a la Corporación por autoridad competente. La Corporación sólo reconocerá como accionista a quien aparezca inscrito en el "LIBRO DE REGISTRO Y GRAVAMEN DE ACCIONES" como propietario de acciones.

ARTICULO 14°. Serán de cargo exclusivo de los accionistas los impuestos que graven la emisión y el traspaso de acciones.

ARTICULO 15°. Las acciones son transferibles conforme a la Ley. La enajenación se perfeccionará por el solo consentimiento de los contratantes; pero para que este acto surta efectos con relación a la Sociedad y a extraños, verificándose la tradición, se requiere la inscripción en el "LIBRO DE REGISTRO Y GRAVAMEN DE ACCIONES",

mediante orden escrita del enajenante. Esta orden podrá darse en forma de endoso hecho sobre el título respectivo. La orden del enajenante dará lugar a la cancelación del registro correspondiente al tradente, a la inscripción de un nuevo registro en favor del adquirente y a la expedición de uno o varios títulos nuevos en reemplazo de los que poseía el tradente. Cuando la Corporación lo estime conveniente podrá exigir que la orden de traspaso se autentique y cuando se tratare de personas jurídicas que se acredite además la personería y las facultades de quien firma la orden de traspaso. En las ventas forzadas y en las adjudicaciones judiciales de acciones el registro se hará mediante copia auténtica del documento pertinente que deberá quedar en los archivos de la Corporación con sus correspondientes constancias de notificación, ejecutoria y registro, cuando la Ley lo tenga establecido.

ARTICULO 16°. No podrán ser enajenadas ni gravadas las acciones cuya propiedad está en litigio sin permiso del Juez que conozca del respectivo juicio, ni tampoco podrán serlo las acciones embargadas sin permiso del Juez y autorización de la parte actora. Para la enajenación de acciones gravadas con prenda se requerirá la autorización del acreedor.

ARTICULO 17°. Las acciones suscritas pero no liberadas totalmente serán transferibles de la misma manera que las acciones íntegramente pagadas, con el lleno de los requisitos consignados en estos estatutos; pero el suscriptor y los adquirentes subsiguientes serán solidariamente responsables ante la Corporación del importe no pagado de ellas.

ARTICULO 18°. La Corporación inscribirá el traspaso de acciones gravadas o cuyo dominio esté desmembrado o limitado, más avisará por escrito al adquirente de la existencia del gravamen o limitación.

ARTICULO 19°. Salvo pacto en contrario, contenido en la carta de traspaso que el enajenante debe enviar a la Corporación, los dividendos decretados y exigibles a la fecha de dicha carta pertenecerán al tradente y los dividendos decretados pero no exigibles a esa misma fecha pertenecerán al adquirente. Los dividendos decretados y aún no exigibles a la fecha del traspaso, pertenecerán a quien sea accionista en la fecha en que se haga exigible el dividendo.

ARTICULO 20°. Cuando un accionista estuviere en mora en el pago de instalamentos de las acciones que haya suscrito, no podrá ejercer los derechos inherentes a tales acciones. La Corporación acudirá además a opción de la Junta Directiva, al cobro judicial, o a vender de cuenta y riesgo del moroso y por conducto de un comisionista, las acciones que hubiere suscrito, o a imputar las sumas recibidas a la liberación del número de acciones que correspondan a las cuotas pagadas, previa deducción de un veinte por ciento (20%) de tales sumas a título de indemnización de perjuicios, que se presumirán causados por el simple incumplimiento del accionista.

ARTICULO 21°. Salvo estipulación expresa en contrario de las partes, de lo cual tenga noticia escrita la Corporación, el usufructo conferirá al usufructuario todos los derechos inherentes a la calidad de accionista, con excepción de los derechos de enajenar y gravar las acciones, el de obtener el reembolso al tiempo de la liquidación y de los demás derechos inherentes a la nuda propiedad como el de suscribir acciones en nuevas emisiones, a menos que sean repartidas a título de dividendo.

ARTICULO 22°. Cuando se trate de acciones dadas en prenda y salvo estipulación en contrario de las partes, de lo cual tenga noticia escrita la Corporación, el deudor prendario conservará la totalidad de derechos inherentes a su calidad de accionista.

ARTICULO 23°. Quien adquiera acciones de la Corporación por suscripción, traspaso o cualquier otro título quedará sometido a lo que dispongan los presentes estatutos y estará obligado al cumplimiento de ellos.

CAPITULO IV
REPRESENTACION y MANDATO

ARTICULO 24°. Los accionistas pueden hacerse representar ante la Corporación para cualquier efecto a que haya lugar, según la Ley y estos estatutos, por medio de apoderados escriturarios o designados en carta, dirigida a la Corporación u otros documentos privados o públicos en que se indique el nombre del apoderado y la extensión del mandato. Los poderes otorgados para hacerse representar en una o más reuniones de la Asamblea General de Accionistas, comprenden las diferentes sesiones a que aquella dé lugar. Los incapaces serán representados por quienes ejerzan la patria potestad sobre ellos o por sus guardadores. Las sucesiones ilíquidas serán representadas por el Albacea con tenencia y administración de bienes, si lo hubiere; si existieren varios albaceas deberán de común acuerdo designar un solo representante, salvo que alguno de ellos tuviere autorización judicial para tal efecto. A falta de albacea llevará la representación la persona que los sucesores reconocidos en el juicio elijan por mayoría de votos. Para el ejercicio del derecho de voto que confiere la ley en los casos especificados en ella a los titulares de acciones con dividendo preferencial y sin derecho de voto, y que ejercitarán en las Asambleas Ordinarias o Extraordinarias de accionistas según el caso, deberán actuar en ellas por medio del representante que elijan, o si no lo eligieren, ejercitarán su derecho individualmente.
ARTICULO 25°. Cada accionista, sea persona natural o jurídica, comunidad, sucesión, etc. no puede designar sino a un solo individuo para que lo represente en la correspondiente reunión de la Asamblea General de Accionistas, sea cual fuere el número de acciones que posea.
ARTICULO 26°. El representante y mandatario de un accionista no puede fraccionar el voto de su representado o mandante, lo que significa que no le es permitido elegir ni votar con unas acciones de las representadas en determinado sentido o por determinadas personas y con otras acciones del mismo representado en sentido distinto o por otras personas; pero esta individualidad del voto no se opone a que el representante o mandatario de varios accionistas elija y vote, en cada caso, siguiendo por separado las instrucciones de sus mandantes, pero sin fraccionar en ningún caso el voto correspondiente de las acciones de un solo accionista.

CAPITULO V
DIRECCION y ADMINISTRACION

ARTICULO 27°. La Dirección y Administración de la Corporación será ejercida por los siguientes órganos principales: a) La Asamblea General de Accionistas; b) La Junta Directiva y los Comités que ella establezca; e) La Presidencia; d) Las Vicepresidencias Ejecutivas y las Vicepresidencias; e) Los demás funcionarios; y f) Los organismos que sean creados por la Junta Directiva.

CAPITULO VI
ASAMBLEA GENERAL DE ACCIONISTAS

ARTICULO 28°. La Asamblea General de Accionistas se compone de los accionistas con

derecho a deliberar, inscritos en el libro denominado "REGISTRO Y GRAVAMEN DE ACCIONES" o de sus representantes o mandatarios, reunidos con el quórum y demás requisitos señalados en los estatutos.

ARTICULO 29°. La Asamblea General será presidida por el Presidente de la Junta Directiva, o por el Vicepresidente de la misma, o por cualquiera de los otros directores. En caso de ausencia de todos ellos, por el Presidente de la Corporación o por quien haga sus veces, o por el accionista que designe la mayoría absoluta de los concurrentes.

ARTICULO 30°. Las reuniones de la Asamblea General de Accionistas pueden ser ordinarias o extraordinarias. Las primeras se celebrarán antes del 1°. de abril y 1°. de octubre, en la fecha, hora y lugar designados por el Presidente de LA CORPORACION en el aviso de convocatoria; y si éste no la convocare, la Asamblea se reunirá por derecho propio el primer día hábil del mes de abril y del mes de octubre respectivamente a las diez de la mañana (10:00 a.m.), en las oficinas de la Presidencia ubicadas en el domicilio social; pudiendo en este último evento deliberar y decidir válidamente con un número plural de personas, cualquiera que sea la cantidad de acciones que esté representada. Las extraordinarias se efectuarán cada vez que lo juzgue conveniente la Junta Directiva, o el Presidente, o el Revisor Fiscal, o un número plural de accionistas que represente, por lo menos, la cuarta parte de las acciones suscritas. En este último caso la solicitud deberá expresar claramente el objeto de la convocatoria.

ARTICULO 31°.La convocatoria para las reuniones ordinarias de la Asamblea General se hará por lo menos con quince (15) días hábiles de anticipación y para las extraordinarias con no menos de cinco (5) días comunes. La convocatoria se hará por medio de un (1) aviso publicado en un periódico editado en el domicilio social, o por comunicación personal y escrita a cada accionista, la cual se enviará a la dirección que cada accionista tenga registrada en la sociedad. En el acta de la reunión correspondiente se dejará testimonio de la convocatoria, insertando el texto de ésta y citando el nombre y número de la edición del periódico, si hubiere sido hecha por ese medio. En el aviso de convocatoria a reunión extraordinaria se insertará el orden del día y la Asamblea no podrá ocuparse de temas distintos de los allí indicados, salvo que así lo resuelva la misma Asamblea con el voto favorable de la mayoría de los votos presentes, pero en todo caso podrá remover a los administradores y demás funcionarios cuya designación le corresponde. Cuando se convoque a una Asamblea General de Accionistas en la cual puedan intervenir los titulares de las acciones con dividendo preferencial sin derecho de voto, en el aviso de convocatoria se citará igualmente la Asamblea de Accionistas con Dividendo Preferencial, especificando los asuntos de que se ocupará la Asamblea, con el fin de que éstos determinen si facultan a su representante para votar en su nombre, de acuerdo con las instrucciones que se le impartan. La reunión de la Asamblea de Accionistas con Dividendo Preferencial debe ser anterior a la reunión de la Asamblea General de Accionistas.

ARTICULO 32°. Habrá quórum para deliberar en las reuniones ordinarias y extraordinarias de la Asamblea General con la asistencia a ella de un número plural de personas que represente acciones con derecho a voto en número igual o superior a la mitad más una de las acciones suscritas.

ARTICULO 33°. Si la reunión de la Asamblea no se llevare a cabo por falta de quórum, se citará a una nueva reunión que deliberará y decidirá válidamente con la asistencia de un número plural de personas, cualquiera que sea el número de acciones que representen. La nueva reunión deberá efectuarse no antes de diez (10) días hábiles ni después de los treinta (30) días hábiles, contados desde la fecha fijada para la primera reunión.

ARTICULO 34°. Son funciones de la Asamblea General de Accionistas: a) Elegir para períodos de un (1) año, los siete (7) Directores Principales, que formarán la Junta Directiva, y sus respectivos suplentes personales y removerlos libremente; b) Elegir para períodos de un (1) año al Revisor Fiscal y a su suplente,; c) Señalar los honorarios de los miembros de la Junta Directiva y la remuneración del Revisor Fiscal, así como fijar las apropiaciones para el suministro de los recursos humanos y técnicos destinados al desempeño de las funciones que al Revisor Fiscal corresponden; d) Aprobar o improbar, en cada una de las sesiones ordinarias, las cuentas de la Administración y el Balance General. Si éste no fuere aprobado nombrará de su seno una comisión plural para que examine las cuentas, inventario y balance y rinda un informe a la Asamblea, en la fecha indicada por ésta para continuar la sesión; e) Considerar los informes que presenta la Junta Directiva, el Presidente y el Revisor Fiscal; y exigir informes a cualquier otro funcionario o empleado de LA CORPORACION; f) Decretar la distribución de utilidades, fijar los períodos de los dividendos, autorizar la cancelación de pérdidas o capitalización de utilidades; y crear fondos especiales de reserva distintos del legal; g) Aprobar la incorporación de la Compañía a otra sociedad de la misma índole; h) Autorizar la incorporación de otra Sociedad de la misma índole a la presente; i) Aprobar las reformas estatutarias, así como la conversión, la escisión, la adquisición, la fusión y la cesión de activos, pasivos y contratos de que trata el Estatuto Orgánico del Sistema Financiero. En estos casos la decisión se adoptará con la mayoría requerida en estos estatutos, dentro de la cual se incluirá el voto favorable de los accionistas con dividendo preferencial en los casos en que deban participar en la votación según los derechos que les confiere la ley a esas acciones; j) Ordenar la emisión de bonos obligatoriamente convertibles en acciones de LA CORPORACIÓN; k) Crear el cargo de Consultor Permanente de la Junta Directiva con la facultad de asistir a sus reuniones, devengando los mismos honorarios fijados a la Junta Directiva; y l) Dirigir la marcha y orientación general de los negocios; y ejercer las demás funciones que le señalen los estatutos y las que naturalmente le competen como suprema entidad directiva de LA CORPORACION.

ARTICULO 35°. Salvo que en la Ley se fijare un quórum decisorio especial, las reformas estatutarias serán aprobadas por mayoría de los votos presentes.. Las reformas estatutarias serán elevadas a escritura pública por el Presidente de la Corporación.. PARAGRAFO 1.- Cuando la reforma de los estatutos consista en la reducción del capital social, para preservar los derechos de los accionistas con Dividendo Preferencial, la Asamblea que así lo aprobare, dará aplicación a lo dispuesto en la Ley 27 de 1990, su Decreto reglamentario o las normas que los sustituyan o modifiquen. PARAGRAFO 2.- En el evento en que la Asamblea de Accionistas Ordinaria resolviere disminuir el valor nominal de la acción y como consecuencia se incrementare el número de acciones en circulación, igual procedimiento deberá realizarse con la totalidad de las acciones con dividendo preferencial y sin derecho de voto, de tal manera que así se preserve la proporción entre una y otra clase de acciones.

ARTICULO 36°. Todas las reuniones, decretos, resoluciones, deliberaciones y demás actos de la Asamblea General se harán constar en un Libro de Actas que será registrado en la Cámara de Comercio del domicilio Social y estará foliado por ella. Las actas serán aprobadas, si fuere posible antes de levantarse la sesión correspondiente; y, en caso contrario serán aprobadas por dos comisionados que designe la Asamblea. Las actas serán firmadas por el Presidente y el Secretario de la Asamblea, o en su defecto, por el Revisor Fiscal.

CAPITULO VII
ELECCIONES Y VOTACIONES

ARTICULO 37°. En las elecciones y votaciones que corresponda hacer a la Asamblea General de Accionistas se observarán las siguientes reglas: **PRIMERA.** A cada acción ordinaria le corresponderá un voto. **SEGUNDA.-** Las votaciones podrán ser escritas y de carácter privado, u orales y en forma pública. **TERCERA.-** El nombramiento de la Junta Directiva se hará por el sistema de cuociente electoral y el del Revisor Fiscal y su Suplente por la mayoría de los votos correspondientes a las acciones representadas en la respectiva reunión. **CUARTA.-** La remoción de los miembros de la Junta Directiva o del Revisor Fiscal o su suplente se harán por la mayoría de los votos correspondientes a las acciones representadas en la reunión; **QUINTA.-** Para la elección de miembros de la Junta Directiva se votará por una lista de principales, en el número que establezcan los estatutos, con sus respectivos suplentes personales y el escrutinio se hará por el sistema de cuociente electoral. Este se determinará dividiendo el número total de votos válidos emitidos por el número de personas que hayan de elegirse como principales; de cada lista se declararán elegidos tantos principales con sus correspondientes suplentes personales cuantas veces quepa el cuociente en el número de votos emitidos por la misma y si quedaren puestos por proveer éstos corresponderán a los residuos más altos, en orden descendente, es decir, el primer puesto que quedare por proveer corresponderá a la lista que hubiere obtenido el mayor residuo, y así sucesivamente hasta completar la elección de todos los miembros que componen la Junta Directiva. El mismo sistema se empleará para elegir cualquier comisión, junta, cuerpo colegiado, etc. formado por dos o más personas; **SEXTA.-** Los votos en blanco se computarán únicamente para determinar el cuociente; **SEPTIMA.-** Al declarar la Asamblea General legalmente electos a los miembros de la Junta Directiva, Principales y Suplentes numerará a unos y otros, según el orden en que hubieren sido colocados y resultado electos en la lista única, o en las listas que hubieren alcanzado a elegir uno o más candidatos. Resolverá pues con esta base cuáles son los miembros Primero, Segundo, Tercero, etc. y cuáles los suplentes personales de éstos; **OCTAVA.-** Cuando el nombre de un candidato se repita en la misma papeleta, los votos a su favor por ella se computarán solamente una vez; pero si la repetición consistiera en figurar como principal y a la vez como suplente, no se tendrá en cuenta la inclusión como suplente si ya hubiere sido elegido como principal; **NOVENA.-** Si alguna papeleta contuviere un número mayor de nombres del que estatutariamente corresponde elegir, se escrutarán los primeros en la colocación hasta completar el número que sea elegible. Si el número de nombres fuere menor, se escrutarán los que tenga la papeleta; **DECIMA.-** Las personas elegidas no podrán ser reemplazadas en elecciones parciales, sin proceder a una nueva elección por el sistema de cuociente electoral, al menos que las vacantes se provean por unanimidad. **UNDECIMA.-** Salvo los casos de representación legal, los administradores y empleados de la sociedad no podrán representar en las reuniones de la Asamblea General acciones distintas de las propias, mientras estén en ejercicio de sus cargos, ni sustituir los poderes que se les confieran. Tampoco podrán votar con las acciones propias la aprobación de las cuentas de fin de ejercicio ni las de liquidación; **DUODÉCIMA.-** Salvo los casos en que la Ley exija un número mayor de votos, los actos de la Asamblea General requieren para su validez los votos afirmativos de un número plural de accionistas que represente no menos de la mitad más una de las acciones presentes en la reunión con derecho a voto al momento de

realizarse la votación. **DECIMA TERCERA.-** No se podrá votar con las acciones de que la Corporación sea dueña; **DECIMA CUARTA.** Cuando hubiere empate en la votación de mociones se repetirá la votación y si se repitiere el empate se entenderá negada la moción; y **DECIMA QUINTA.-** No podrá haber en la Junta Directiva una mayoría cualquiera formada por personas ligadas entre sí por matrimonio, o por parentesco dentro del tercer grado de consanguinidad o segundo de afinidad, o primero civil. Serán absolutamente ineficaces las decisiones que se adopten en contravención a esta prohibición. **PARÁGRAFO.** Cuando los titulares de acciones con dividendo preferencial y sin derecho de voto, concurran a las asambleas de accionistas ordinarias a ejercitar su derecho de voto, según la Ley 27 de 1990 los quórumes requeridos para aprobar las decisiones, según las reglas anteriores se computaran en los términos indicados en la Ley 27 de 1990, el decreto reglamentario 3091 del mismo año o las normas que le modifiquen o adicionen y estos estatutos. En los casos en que la asamblea de accionistas con dividendo preferencial y sin derecho de voto sesione separadamente, las decisiones que se adopte en ella, deberán ser aprobadas con la mayoría indicadas en la ley.

CAPITULO VIII
JUNTA DIRECTIVA

ARTICULO 38°. La Junta Directiva se compone de siete (7) miembros principales, que tendrán el carácter de Primero, Segundo, Tercero, Cuarto, Quinto, Sexto y Séptimo, según el orden de su elección. Todos ellos tendrán sus respectivos suplentes personales. Unos y otros serán elegidos por la Asamblea General de Accionistas para períodos de un (1) año, pero permanecerán en sus puestos hasta que sus sucesores sean nombrados y declarados hábiles, salvo que antes de esto hayan sido renovados o inhabilitados. De los siete miembros de la junta directiva, cuando menos el veinticinco por ciento (25%) serán independientes, dentro de los plazos y términos previstos en la ley.

ARTICULO 39°. Antes de entrar a ejercer el cargo todo Director deberá tomar posesión del cargo en la forma prevista por el Estatuto Orgánico del Sistema Financiero.

ARTICULO 40°. La Junta Directiva en la primera reunión que se efectúe con posterioridad a la elección nombrará de su seno un Presidente y un Vicepresidente; éste reemplazará a aquél en sus faltas absolutas o temporales. Serán funciones del Presidente de la Junta Directiva: a) Planear y presidir las reuniones de la Junta Directiva; b) Coordinar las reuniones de los Comités de la Junta Directiva, de los cuales será integrante, por derecho propio; e) Ser vocero y representante de la Junta Directiva ante la Administración; y d) Las demás que le designe la Junta Directiva.

ARTICULO 41°. Los Directores serán reemplazados en sus faltas absolutas o temporales conforme a lo dispuesto en el Estatuto Orgánico del Sistema Financiero y demás disposiciones aplicables.

ARTICULO 42° . La Junta Directiva se reunirá periódicamente una vez, por lo menos, en cada mes; y en forma extraordinaria cuando sea convocada por su Presidente o por el Presidente de la Corporación o por el Revisor Fiscal o por dos (2) de sus miembros que actúen como principales. La Junta será presidida por su Presidente o por su Vicepresidente, o en defecto de ambos, por uno de sus miembros principales en el orden numérico en que fueron elegidos por la Asamblea General de Accionistas. .La Junta Directiva también podrá deliberar y decidir válidamente mediante los mecanismos previstos en los artículos 19 y 20 de la Ley 222 de 1995.

ARTICULO 43°. La Junta Directiva deliberará y decidirá válidamente con la presencia y

los votos de la mayoría de sus miembros. Cada uno de los Directores Principales y de los Suplentes en ejercicio tendrá voto. Si hubiere empate, la consideración del asunto será aplazada para la siguiente reunión, y en caso de nuevo empate, se entenderá negado.

ARTICULO 44° . Los suplentes de los Directores podrán ser llamados a las sesiones de la Junta aún cuando no les corresponda asistir, si lo exige, a juicio de ella, la importancia del asunto que va a tratarse. En tal evento los suplentes cuyo principal asista a la reunión tendrán voz, pero no voto, y devengarán la misma remuneración de los principales.

ARTICULO 45° . A las deliberaciones de la Junta Directiva asistirá el Presidente de la Corporación y podrá asistir el Revisor Fiscal cuando fuere citado a ellas, pero ninguno de ellos tendrá voto, ni devengará remuneración especial por su asistencia.

ARTICULO 46°. Son funciones de la Junta Directiva: a) Nombrar y remover libremente al Presidente y a los Vicepresidentes Ejecutivos de la Corporación y señalarles sus asignaciones; b) Crear cuando lo juzgue conveniente, los cargos de Vicepresidente, señalarles sus funciones, nombrar y remover libremente a las personas que deban desempeñarlos y fijarles las asignaciones respectivas; c) Crear Comités para que estudien y decidan sobre asuntos determinados así como investirlos de las atribuciones que a bien tenga, dentro de las que a ellos corresponden y señalar la remuneración de sus integrantes. Estos Comités de carácter permanente o temporal podrán estar conformados por miembros de la Junta Directiva y/o por miembros externos. d) Decretar el establecimiento y la supresión de sucursales dentro del territorio Nacional o fuera de él, previo el cumplimiento de los requisitos establecidos en la Ley; y señalar los poderes y atribuciones del Administrador y del Comité Asesor de éste, si juzga conveniente crear el Comité, así como reglamentar el funcionamiento de cada sucursal. Así mismo ordenar la apertura o supresión de Agencias o dependencias de la Corporación en cualquier lugar; e) Convocar a la Asamblea General a reuniones extraordinarias cuando lo considere conveniente y cuando se lo solicite un número plural de accionistas que represente, por lo menos, la cuarta parte de las acciones colocadas. En este último caso, la convocatoria se hará dentro de los diez (10) días siguientes a aquel en que se presente a la consideración de la Junta la solicitud; f) Presentar para su aprobación en las reuniones ordinarias de la Asamblea General el balance general de fin de ejercicio; en detalle completo de la cuenta de pérdidas y ganancias; y un proyecto de distribución de utilidades; g) Presentar a la misma Asamblea General de Accionistas un informe sobre la situación económica y financiera de la Corporación con inclusión en él de todos los datos contables y estadísticos que exige la Ley, así como sobre la marcha de los negocios y sobre las reformas y ensanches que estime aconsejables para el mejor desarrollo del objeto social. Este informe puede ser el mismo formulado por el Presidente, si estuviere de acuerdo con él, o uno distinto o simplemente complementario; h) Determinar cuándo y sobre que bases se lanzan al mercado las acciones reservadas o las que posteriormente se emitan, a menos que la Asamblea General de Accionistas dé a dichas acciones destinación especial; i) Autorizar la contratación de empréstitos nacionales o extranjeros y la emisión de bonos, señalando el monto de los mismos, el valor nominal de cada bono, el lugar y forma de pago, el sistema de amortización y las demás condiciones de emisión; j) Reglamentar lo relativo al fondo especial de recompensas, jubilaciones y auxilios para los empleados; k) Cumplir y hacer cumplir las decisiones de la Asamblea General y las suyas propias; y servir de órgano consultivo permanente del Presidente de la Corporación; l) Autorizar al Presidente de la Corporación para gravar, hipotecar o dar en prenda los bienes raíces o muebles de la sociedad; m) Decidir si las diferencias que ocurran con motivo del ejercicio social se comprometen o transigen; y, autorizar al Presidente de la

Compañía para la celebración de tales contratos y la realización de los actos que ellos impliquen. Cuando haya diferencias entre la Corporación y uno de sus accionistas con motivo del contrato social, nombrar el árbitro o árbitros que aquella debe designar y el apoderado que la debe representar ante el Tribunal de Arbitramento; n) Facultar al Presidente de la Corporación para que celebre todo acto o contrato, distinto de los indicados en los literales anteriores. No obstante, la Junta Directiva podrá facultar al Presidente para que celebre libremente actos o contratos en las cuantías que estime convenientes; ñ) Ejercer todas las demás funciones señaladas en estos estatutos y las necesarias o convenientes para el cumplido manejo de los negocios sociales y el de las empresas en que tome interés, pues en la Junta Directiva se entiende delegado el más amplio mandato para hacer, ejecutar o celebrar así como para controlar el cumplimiento de todo acto, o contrato comprendido expresa o legalmente dentro del objeto social, tal como lo define el artículo 3°. de estos estatutos y no atribuido expresamente a la Asamblea General de Accionistas. o) Autorizar al Presidente para que en forma permanente o transitoria, delegue alguna o algunas de sus atribuciones y funciones en uno o varios de los funcionarios o empleados de la Corporación. p) Adoptar las medidas específicas respecto del gobierno de la sociedad, su conducta y su información, con el fin de asegurar el respeto de los derechos de quienes inviertan en sus acciones o en cualquier otro valor que emitan, la adecuada administración de sus asuntos y el conocimiento público de su gestión. q) Velar por el respeto a los derechos de todos sus accionistas y demás inversionistas en valores, de acuerdo con los parámetros fijados por los órganos de regulación del mercado. r) Aprobar un Código de Buen Gobierno que contendrá todas las normas, políticas y mecanismos exigidos por la ley, los reglamentos, la Asamblea General de Accionistas, los estatutos, y en general las mejores prácticas de buen gobierno corporativo. s) Tramitar y dar respuesta escrita a las propuestas que presente a la junta directiva un número plural de accionistas que represente, cuando menos, el cinco por ciento (5%) de las acciones suscritas, indicando claramente las razones que motivaron las decisiones, siempre que tales propuestas no tengan por objeto temas relacionados con secretos industriales o información estratégica para el desarrollo de la compañía.

ARTICULO 47°. Todas las reuniones, deliberaciones y decisiones de la Junta Directiva se harán constar en un Libro de Actas, foliado y rubricado en la Cámara de Comercio del domicilio social. Las actas serán firmadas por quien presida la correspondiente reunión, el Presidente de la Corporación si asistiere ó quien lo represente, y el Secretario.

CAPITULO IX
PRESIDENTE

ARTICULO 48° . El Gobierno, la Administración y representación de la Corporación estarán a cargo del Presidente, quien es reemplazado en sus faltas absolutas, temporales o accidentales por los Vicepresidentes designados por la Junta Directiva.

ARTICULO 49° . La Corporación podrá tener uno ó más Vicepresidentes Ejecutivos y uno ó varios Vicepresidentes cuando la Junta Directiva estime conveniente la creación de tales cargos.

ARTICULO 50° . Todos los empleados de la Corporación, excepto los elegidos por la Asamblea General de Accionistas, estarán subordinados al Presidente y bajo sus órdenes e inspección inmediata.

ARTICULO 51° . Son funciones del Presidente de la Corporación, o de quien haga sus

veces, las siguientes: a) Representar a la Corporación judicial o extrajudicialmente y usar la firma social; b) Convocar a la Asamblea General de Accionistas y a la Junta Directiva a reuniones extraordinarias cuando lo juzgue conveniente; c) Presentar a la Asamblea General de Accionistas en sus sesiones ordinarias un informe detallado sobre la marcha general de los negocios y empresas sociales, sobre las reformas introducidas y las que a su juicio sea inconveniente acometer en sus métodos de trabajo y sobre las perspectivas de los mismos negocios; d) Presentar conjuntamente con la Junta Directiva, las cuentas, inventarios y balance general de cada ejercicio, con un proyecto de distribución de utilidades o de cancelación de pérdidas líquidas y el informe de que trata el numeral anterior; e) Mantener a la Junta Directiva permanente y detalladamente informada de la marcha de los negocios sociales y suministrarles todos los datos e informes que le soliciten; f) Otorgar los poderes necesarios para la inmediata defensa de los intereses sociales cuando la Corporación sea demandada e informar a la Junta Directiva para que ésta decida lo definitivo acerca del nombramiento del apoderado y de sus facultades; g)Cumplir y hacer cumplir las decisiones de la Asamblea General de Accionistas, de la Junta Directiva y de los Comités que esta cree y velar porque los empleados y demás funcionarios de la sociedad cumplan oportunamente los deberes de su cargo; h) Celebrar todos los contratos y ejecutar todos los actos que tiendan al cumplimiento del objeto social; por tanto podrá enajenar a cualquier título los bienes sociales; muebles e inmuebles y darlos en prenda o hipoteca; comparecer en juicio, transigir y comprometer los negocios sociales, de cualquiera naturaleza que fueren; desistir, interponer todo género de recursos; recibir en mutuo cualquier cantidad de dinero, hacer depósitos en bancos y agencias bancarias; otorgar, girar, endosar y descontar pagarés, letras de cambio, cheques, giros, libranzas y demás títulos valores, así como tenerlos, cobrarlos, pagarlos, descargarlos, etc; dar dinero a título de mutuo y en general llevar la representación en todos los actos necesarios para el desarrollo del objeto social, dentro de las facultades que para tal efecto le señale la Junta Directiva; i) Organizar, de acuerdo con la reglamentación que dicte la Junta Directiva, todo lo relativo a recompensas, jubilaciones, auxilios y prestaciones sociales de los empleados; j) Designar los empleados que considere necesarios para la buena marcha de la Corporación y cuyo nombramiento no esté delegado por estos estatutos a la Asamblea General de Accionistas o a la Junta Directiva, señalarles sus funciones y darles sus asignaciones; k) Ejercer todas las funciones que le delegue la Junta Directiva, las que le confieren las leyes y estos estatutos; y aquellas que por la naturaleza de su cargo le corresponden; y l) Delegar con la previa autorización de la Junta Directiva, alguna o algunas de sus atribuciones delegables en uno o en varios de los funcionarios o empleados de la Corporación, transitoria o permanentemente. m) Presentar a la Junta Directiva y velar por su permanente cumplimiento, las medidas específicas respecto del gobierno de la sociedad, su conducta y su información, con el fin de asegurar el respeto de los derechos de quienes inviertan en sus acciones o en cualquier otro valor que emitan, la adecuada administración de sus asuntos y el conocimiento público de su gestión. n) Asegurar el respeto de los derechos de los accionistas y demás inversionistas en valores, de acuerdo con los parámetros fijados por los órganos de control del mercado. ñ) Suministrar al mercado información oportuna, completa y veraz sobre sus estados financieros y sobre su comportamiento empresarial y administrativo, sin perjuicio de lo establecido por los artículos 23 y 48 de la ley 222 de 1995. o) Compilar en un Código de Buen Gobierno que se presentará a la Junta Directiva para su aprobación, todas las normas y mecanismos exigidos por la ley, los reglamentos, la Asamblea General de Accionistas, los estatutos, y

en general las mejores prácticas de buen gobierno corporativo. Este Código deberá mantenerse permanentemente en las instalaciones de la Corporación a disposición de los accionistas e inversionistas para su consulta.

CAPITULO X
SECRETARIO

ARTICULO 52º La Corporación tendrá un Secretario de libre nombramiento y remoción de la Junta Directiva, quien será a la vez Secretario de la Asamblea General de Accionistas y de la Junta Directiva.

ARTICULO 53º . Son deberes del Secretario: a) Llevar los libros de Actas de la Asamblea General de Accionistas, y de la Junta Directiva y firmar tales actas; b) Llevar el Libro de Registro y Gravamen de Acciones, hacer en él las anotaciones pertinentes y dar cuenta de ellas por escrito a los respectivos interesados; c) Comunicar la convocatoria para las reuniones de Asamblea General de Accionistas, de la Junta Directiva y de los Comités; d) Mantener arreglados los libros, papeles, útiles, cuentas, archivos y demás enseres que se le confíen; y e) Cumplir con los demás deberes que se le impongan por estos estatutos, por la Asamblea General, por la Junta Directiva, por los Comités, o por la Presidencia.

CAPITULO XI
REVISOR FISCAL

ARTICULO 54º . La Corporación tendrá un Revisor Fiscal nombrado por la Asamblea General para un período igual al de la Junta Directiva, pudiendo ser reelegido indefinidamente y removido libremente en cualquier tiempo. El Revisor Fiscal deberá ser contador público y tendrá un suplente que lo reemplazará en sus faltas mientras la Asamblea General provee el cargo.

ARTICULO 55º . El Revisor Fiscal no podrá ni por sí ni por interpuesta persona ser accionista de la Corporación, ni estar ligado dentro del cuarto grado de consanguinidad, primero civil o segundo de afinidad con el Presidente, con los Vicepresidentes, con algún miembro de la Junta Directiva, con el Secretario o con el Cajero, el auditor o el contador de la Corporación, ni ser consocio ni comunero de alguno de estos funcionarios, ni dependiente particular de alguno de ellos. Tampoco podrá desempeñar otro empleo en la Corporación, ni celebrar ni directa ni indirectamente contratos con ella.

ARTICULO 56º . Son Funciones del Revisor Fiscal: **a**) Cerciorarse de que las operaciones que se celebren o cumplan por cuenta de la sociedad se ajusten a las normas legales, a las prescripciones de los estatutos y a las decisiones de la Asamblea General y de la Junta Directiva; **b**) Dar cuenta oportunamente y por escrito a la Asamblea General, a la Junta Directiva ó a el Presidente, según los casos, de las irregularidades que ocurran en el funcionamiento de la Corporación y en el desarrollo de sus negocios; **c**) Colaborar con las entidades gubernamentales que ejerzan la inspección y vigilancia de la Compañía y darles los informes y enviarles los documentos a que haya lugar o le sean solicitados; **d**) Velar porque se lleven regularmente la contabilidad de la Corporación y los libros de Actas de las reuniones de la Asamblea General de Accionistas, de la Junta Directiva y porque se conserven debidamente la correspondencia y los comprobantes de las cuentas, impartiendo las instrucciones necesarias para el logro de esos fines; **e**) Inspeccionar asiduamente los bienes de la sociedad y procurar que se tomen oportunamente las medidas de conservación y seguridad de los mismos y de los que ella tenga en custodia o

en garantía; **f)** Impartir las instrucciones, practicar las inspecciones y solicitar los informes que sean necesarios para establecer un control permanente sobre los valores sociales; **g)** Autorizar con su firma cualquier balance de la Corporación que se elabore y acompañarlo de su dictamen e informe correspondiente; **h)** Convocar a la Asamblea General a reuniones extraordinarias cuando lo juzgue necesario o cuando se lo solicite un número plural de accionistas que represente por lo menos la cuarta parte de las acciones suscritas; **i)** Ver que todas las pólizas de seguro que amparan los bienes de la Corporación y los gravados en su favor sean oportunamente expedidas y renovadas; **j)** Velar porque lo relativo al seguro de vida obligatorio y a las pensiones de jubilación, a cargo de la Corporación, esté bien organizado y funcione correctamente; **k)** Rendir a la Asamblea General en sus reuniones ordinarias un informe escrito sobre el cumplimiento de sus deberes y el resultado de sus labores; y **l)** Velar porque la administración de la Corporación, cumpla con los deberes específicos establecidos por los organismos de vigilancia, especialmente con los vinculados a los deberes de información y al Código de Buen Gobierno. **m)** Cumplir las demás funciones que le señalan las leyes o los estatutos, y las que siendo compatibles con las anteriormente enunciadas, le encomiende la Asamblea General o la Junta Directiva.

ARTICULO 57° . El Revisor Fiscal tendrá a su servicio el personal que le autorice la Asamblea General, la cual fijará las asignaciones correspondientes. Los auxiliares del Revisor Fiscal serán nombrados y removidos libremente por él y obrarán bajo la dirección y responsabilidad suya.

CAPITULO XII
BALANCE, UTILIDADES, FONDOS DE RESERVA, DIVIDENDOS

ARTICULO 58° . La Corporación conformará sus métodos de contabilidad, sus libros y balances a lo dispuesto en las leyes que rijan la materia y a las normas que dicte el Superintendente Financiero. El último día de cada mes se hará balance de prueba pormenorizado de las cuentas de la Corporación, que será presentado por el Presidente a la consideración de la Junta Directiva y remitido a la Superintendencia Financiera.

ARTICULO 59° . El treinta (30) de junio y el treinta y uno (31) de diciembre de cada año se cortarán las cuentas de la Corporación, se practicará un inventario de los activos sociales y se producirá un balance general de los negocios durante el ejercicio, documentos que junto con la discriminación de la cuenta de pérdidas y ganancias, con el proyecto de distribución de utilidades y los demás anexos e informes que exija la Ley serán presentados por la Junta Directiva y Presidente a la Asamblea General de Accionistas en su reunión ordinaria. Tanto el inventario como el balance general que deberán llevar las firmas del Presidente de la Corporación, del Contador y del Revisor Fiscal, se enviarán copias auténticas a la Superintendencia Financiera. balance general se publicará conforme a las normas legales.

ARTICULO 60°. Se tomará el diez por ciento (10%) de las utilidades líquidas de cada ejercicio para formar e incrementar la reserva legal, hasta que ésta ascienda por lo menos al cincuenta por ciento (50%) del capital suscrito. Logrado este límite la Corporación no tendrá obligación de continuar llevando a esta cuenta el porcentaje de las utilidades líquidas antes indicado, más si por cualquier causa llegare la Reserva Legal a disminuir, o se aumentare el capital suscrito, será preciso volver a incrementarla con dicho porcentaje, hasta completar la cuantía indicada. Asamblea General podrá disponer que la reserva legal tenga un límite superior al establecido en la Ley como mínimo. PARÁGRAFO. Con

el objeto de preservar el derecho de los accionistas titulares de acciones con dividendo preferencial y sin derecho de voto a recibir en cada ejercicio, sobre los beneficios de este, el dividendo prioritario, para constitución de la reserva legal se tendrá en cuenta lo dispuesto en el articulo 4 del decreto reglamentario 3091 de 1990 o las normas que lo adicionare o reformaren. Pagado el dividendo preferencial, y antes de decretar el pago del dividendo a los accionistas ordinarios, se podrá incrementar la reserva legal por el encima del limite mínimo legal.

ARTICULO 61° . Los dividendos se decretarán para las clases de acciones a que se refiere el artículo diez (10) de estos estatutos, a favor de todas las acciones suscritas y pagadas, y su pago se hará de conformidad con el calendario que establezca la Asamblea General de Accionistas al decretarlos. La Sociedad no reconocerá intereses por los dividendos no reclamados oportunamente, los cuales quedarán en la caja social, en depósito disponible a la orden de sus dueños. El derecho a los dividendos no reclamados por los accionistas prescribe en los términos señalados en la Ley. El dividendo que reciban los titulares de acciones ordinarias, no podrá ser superior a aquel que se decrete a favor de las acciones con dividendo preferencial sin derecho de voto. PARÁGRAFO. Cuando el monto de las utilidades liquidas obtenidas en un ejercicio no fuere suficiente para pagar el dividendo preferencial, el saldo se deberá acumular al dividendo que corresponda hasta por los tres (3) ejercicios anuales subsiguientes. Para este efecto el saldo deberá pagarse con cargo al primer ejercicio anual subsiguiente en el cual existan utilidades suficientes.

CAPITULO XIII
DISOLUCION y LIQUIDACION

ARTICULO 62° . La Sociedad se disolverá: a) Por la expiración del plazo señalado como término de su duración; b) Porque las pérdidas agoten la reserva legal y las reservas estatutarias y convencionales y a la vez alcancen a disminuir el patrimonio líquido a menos del cincuenta por ciento (50%) del capital suscrito, salvo que la Asamblea General de Accionistas se acoja a una o más de las medidas señaladas en el artículo 459 del Código de Comercio; c) Por resolverlo así la Asamblea General de Accionistas; y d) Por la ocurrencia de una cualesquiera de las demás causales de disolución establecidas en la Ley, si la Sociedad no se acoge a una cualquiera de las medidas que la misma ley establece para evitarla.

ARTICULO 63° . Disuelta la Corporación se procederá de inmediato a su liquidación, y en consecuencia no podrá iniciar nuevas operaciones en desarrollo de su objeto y conservará su capacidad jurídica únicamente para los actos que sean necesarios para su liquidación. El nombre de la Corporación una vez disuelta, deberá adicionarse con la expresión "En Liquidación".

ARTICULO 64°. La liquidación se realizará por la persona que designe la Asamblea General de Accionistas. El liquidador tendrá dos suplentes personales que los reemplazarán, en su orden, en sus faltas absolutas, temporales o accidentales. Si la Asamblea no hiciera nombramiento de liquidador actuará como tal el último Presidente de la Corporación.

ARTICULO 65° . Durante el período de la liquidación funcionarán la Asamblea General de Accionistas y la Junta Directiva con todas sus atribuciones, en cuanto sean compatibles con el estado de liquidación.

ARTICULO 66° . El liquidador, en el cumplimiento de sus deberes, realizará la totalidad de los activos de la Corporación de tal manera que a los accionistas no se hagan adjudicaciones en especie, salvo que así lo resolviera la Asamblea General de Accionistas con el voto favorable de qUienes representen la mayoría absoluta de las acciones suscritas. PARAGRAFO.- El liquidador en el ejercicio de sus funciones observará las prelaciones establecidas en las normas comunes, así como las especiales para preservar los derechos de los accionistas con Dividendo Preferencial.

CAPITULO XIV
ARBITRAMENTO

ARTICULO 67° . Las diferencias susceptibles de transacción que ocurran entre los accionistas capaces de transigir y la Corporación, o entre aquellos, por razón del contrato social, durante la vida de la sociedad, al momento de su disolución, o en el período de su liquidación, serán sometidas a decisión arbitral.

ARTICULO 68° . El tribunal estará integrado por tres árbitros, designados de común acuerdo por las partes dentro de los quince días hábiles siguientes al requerimiento de cualquiera de las partes interesadas; si dentro de dicho plazo no pudieren llegar a un acuerdo, la designación de los árbitros corresponderá a la Cámara de Comercio de Bogotá. Los árbitros deberán ser ciudadanos colombianos en ejercicio y Abogados inscritos. El laudo que profiera el Tribunal ha de ser en derecho. El Tribunal se regirá por lo ordenado en el Decreto 2279 de 1989 o las normas que lo sustituyen o complementen, y en su defecto con las normas del Código de Procedimiento Civil. Las notificaciones a las partes dentro del proceso arbitral se dirigirán así: a la CORPORACION FINANCIERA COLOMBIANA S.A. en su domicilio en la ciudad de Bogotá, en la Carrera 13 No.26-45 Piso 8 A los Accionistas a la dirección que tengan registrada en el Libro de Registro y Gravamen de Acciones.

CAPITULO XV
DISPOSICIONES VARIAS

ARTICULO 69° .Los administradores de la sociedad no podrán ni por sí ni por interpuesta persona, enajenar o adquirir acciones de la Corporación mientras estén en ejercicio de sus cargos, sino cuando se trate de operaciones ajenas o motivos de especulación y con autorización de la Junta Directiva, otorgada con el voto favorable de las dos terceras (2/3) partes de sus miembros, excluido el del solicitante, o por autorización de la asamblea, cuando a ello haya lugar.

ARTICULO 70° . Los accionistas podrán ejercer el "Derecho de Inspección o Vigilancia", personalmente o por conducto de sus representantes o mandatarios, dentro de los quince (15) días hábiles inmediatamente anteriores a las reuniones de la Asamblea General de Accionistas en que hayan de considerarse el inventario, el balance general, y las cuentas que los administradores deben presentar periódicamente. Para este efecto el balance, el inventario, las Actas, los libros y las demás piezas justificativas de la memoria, serán depositados en las Oficinas de la Administración del domicilio principal de la Corporación, durante dicho término.

ARTICULO 71° . Salvo lo dispuesto en la Ley y en los presentes estatutos, las acciones con Dividendo Preferencial y sin Derecho de Voto, tendrán todos los derechos que a los accionistas ordinarios les confieren estos estatutos y el Código de Comercio.

7. ELECCIÓN JUNTA DIRECTIVA PERÍODO MARZO 2006 – MARZO 2007.

El Dr. Ospina manifestó que de conformidad con la reforma del artículo 38 de los estatutos sociales sobre la composición de la junta directiva, es necesario hacer elección de junta directiva para el período de marzo de 2006 a marzo de 2007.

Se dio lectura a la siguiente plancha para conformar la junta de la corporación para el período 2006-2007, con unos honorarios de $800.000 por sesión.

PRINCIPALES	SUPLENTES
LUIS CARLOS SARMIENTO GUTIERREZ	JOSE FERNANDO ISAZA DELGADO
CARLOS ARCESIO PAZ BAUTISTA	JORGE IVAN VILLEGAS
ALEJANDRO FIGUEROA JARAMILLO	JUAN MARIA ROBLEDO URIBE
EFRAÍN OTERO ALVAREZ	GERARDO SILVA CASTRO
JOSÉ HERNÁN RINCÓN GÓMEZ	ALVARO DE JESÚS VELASQUEZ COOK
MARIO SCARPETTA GNECCO	CONSUELO SCARPETTA GNECCO
RICARDO OBREGÓN TRUJILLO	RODRIGO LLORENTE MARTINEZ

El Presidente puso a disposición de los accionistas la anterior propuesta para conformar la junta directiva y sus correspondientes honorarios, la cual fue aprobada por unanimidad de las acciones ordinarias y con Dividendo Preferencial y sin Derecho a Voto presentes en la reunión.

8. ELECCIÓN REVISOR FISCAL PERÍODO MARZO 2006-MARZO 2007.

El Presidente manifestó a los presentes que la administración de la sociedad solicitó tres (3) propuestas de servicios de Revisoría Fiscal a las firmas: (i) KPMG Ltda, (ii) Amézquita & Cía. S.A. y (iii) Deloitte Colombia Ltda.

Se presento la siguiente síntesis de las propuestas recibidas..

AMEZQUITA Y COMPAÑÍA S.A.		DELOITTE		KPMG
FUNCIONARIO	HORAS	FUNCIONARIO	HORAS	FUNCIONARIO Y TOTAL HORAS DEDICADAS
1 Socio	330	1 Socio	145	1 Socio
1 Gerente	1.320	1 Gerente	265	1 Gerente encargado
1 Supervisor	1.650	1 Senior	750	
2 Auditores financieros	2.310	2 Staff auditoria	1.500	2 Contadores públicos
1 Auditor de sistemas	330	4 Especialistas de sistemas	420	Profesionales de seguridad tecnológica
1 Asesor jurídico	330	4 Especialistas legales e impuestos	250	Profesionales en evaluación de impuestos
1 Asesor de riesgo.	330	4 Especialistas en riesgo, tesorería y derivados.	340	Profesionales con experiencia en riesgos

	6.600		3.670		5.060
$192.000.000,00		**$199.200.000,00**			**$400.000.000,00**

La Asamblea General de Accionistas por unanimidad de los Accionistas Ordinarios y de los Accionistas con Dividendo Preferencial y sin Derecho a Voto aprobó nombrar a la firma Deloitte Colombia Ltda. como Revisor Fiscal de la Corporación para el período marzo 2006 -marzo 2007, con una remuneración ordinaria anual de $199.200.000, más el correspondiente IVA, los cuales serán cancelados mensualmente en 12 cuotas por valor de $16.600.000.

En los términos de la Circular Básica Jurídica se presenta la siguiente descomposición:

El número de horas totales presupuestadas son 3.670, las cuales incluyen la participación en los Comités de Auditoría y en las reuniones de Junta Directiva a las cuales asistirán cuando lo considere conveniente o por invitación de los Directores y/o por la Administración, distribuidas así:

Categoría	**Número de horas**	**Número de personas**
Socio de Auditoria	145	1
Gerente de Auditoria	265	1
Senior de Auditoria	750	1
Staff de Auditoria	1.500	2
Especialistas de Impuestos y Legal	250	4
Especialistas en riesgos de Tesorería y derivativos	340	4
Especialistas de Sistemas	420	4

Total	**3.670**	
	=====	

El tiempo asignado al Socio y al Gerente de Auditoría incluye la participación en reuniones de junta directiva y comités donde se requiera la presencia del Revisor Fiscal, este tiempo equivale a 100 horas.

Las personas asignadas a este proyecto en la parte de Auditoría son Contadores Públicos y estarán soportados en expertos de otras disciplinas como abogados, ingenieros de sistemas, y economistas, además contarán con la asesoría, en caso de ser necesario, de otros socios de la Firma o expertos a nivel mundial.

La totalidad de los gastos, en que incurra la Revisoría Fiscal para el desarrollo de sus funciones, correspondientes a viáticos, transporte, papelería, útiles de trabajo, correo, fax, teléfono, y télex, entre otros, serán asumidos por la Corporación, los cuales se estiman en $700.000.

Para el uso de la Revisoría Fiscal, la Corporación dispondrá en sus oficinas principales de Bogotá, Medellín, Cali, Barranquilla y Bucaramanga, de puestos de trabajo provistos con los siguientes elementos:

- Puestos de trabajo: Uno por cada ciudad
- Cocineta (*)
- Baños (*)
- Escritorios
- Computador
- Impresora
- Teléfono
- Sumadora - calculadora
- Correo Electrónico
- Fax (*)
- Fotocopiadora (*) y demás útiles necesarios para desarrollar sus labores.

(*) Estos elementos son compartidos con los funcionarios de la Corporación que laboran en cada una de las oficinas.

La Corporación no proporcionará ningún funcionario de su propia nómina para trabajar bajo la dirección de la Revisoría Fiscal.

9. PROPOSICIONES Y VARIOS

El Dr. Ospina informó que la Superintendente Delegada para Emisores, Portafolios de Inversión y otros Agentes Dra. Jeannette Forigua Rojas remitió comunicación No. 2006009772 de fecha 24 de febrero pasado y recibida en la Corporación el 28 de febrero, que solicitó leer en la presente reunión, el secretario procedió a cumplir con la exigencia de la Dra. Forigua.

No habiendo otros asuntos que tratar y agotado el orden del día, siendo las 11.20 a.m. se levantó la sesión.

(Fdo.)	**(Fdo.)**
PEDRO NEL OSPINA SANTA MARÍA	**FERNÁN BEJARANO ARÍAS**
Presidente	Secretario

COMISIÓN APROBATORIA DEL ACTA.

(Fdo.)	**(Fdo.)**
NESTOR PUPO BALLESTAS	**CESAR REYES ACEVEDO**

La presente acta es fiel copia tomada de su original que reposa en el libro de Actas de Accionistas Ordínarios, a los veinticuatro (24) días del mes de marzo de dos mil seis (2.006)

FERNÁN BEJARANO ARIAS
Representante legal